Exhibit 99.1

[●], 2020

Dear SYNNEX Stockholder:

We are pleased to inform you that on [●], 2020, the board of directors of SYNNEX Corporation (“SYNNEX”) declared the distribution of all of the shares of common stock of Concentrix Corporation (“Concentrix”), a wholly owned subsidiary of SYNNEX, to the SYNNEX stockholders.

This transaction will create two industry-leading public companies with distinct strategies and opportunities and strong, well-tenured leadership teams. SYNNEX will continue as a leading IT distribution company, providing a range of distribution, logistics and integration services for the technology industry. Concentrix will continue as a leading global provider of technology-infused customer experience solutions, centered on helping clients enhance brand experience for its end-customers and providing end-to-end capabilities that drive deep customer engagement.

The distribution of Concentrix common stock will occur on [●], 2020 through a pro rata dividend to SYNNEX stockholders. Each SYNNEX stockholder will receive one share of Concentrix common stock for each share of SYNNEX common stock held as of the close of business on [●], 2020, the record date for the distribution. We expect that the separation and distribution will be tax-free to SYNNEX stockholders.

Approval of the transaction by SYNNEX stockholders is not required, and you are not required to take any action to receive your shares of Concentrix common stock. Following the distribution, you will own shares in both SYNNEX and Concentrix.

The enclosed information statement, which is being made available to all holders of SYNNEX common stock as of the record date for the distribution, describes the distribution in detail and contains important information about Concentrix, its business, financial condition and operations. We encourage you to read the information statement carefully.

We want to thank you for your continued support of SYNNEX, and we look forward to your support of Concentrix in the future.

Sincerely,

Dennis Polk

President and CEO

SYNNEX Corporation

[●], 2020

Dear Future Concentrix Corporation Stockholder:

It is our pleasure to welcome you as a future stockholder of our company, Concentrix Corporation (“Concentrix”). Following the distribution of our common stock by SYNNEX Corporation (“SYNNEX”) to its stockholders, Concentrix will be a newly listed, publicly traded company on the Nasdaq Global Select Market under the symbol “CNXC.”

Over the past 15 years, Concentrix has grown to become a leading global provider of technology-infused customer experience solutions. Our team of approximately 250,000 employees combines global consistency with local expertise in more than 40 countries and 6 continents, where we conduct business in over 70 languages. As a stand-alone public company, we will continue to offer technology, people and process solutions that help our clients enhance the experience for their customers and improve business performance.

We invite you to learn more about Concentrix by reviewing the enclosed information statement. We encourage you to read the information statement carefully and in its entirety. We are excited by our future and look forward to your support as a stockholder of Concentrix.

Sincerely,

Chris Caldwell

Chief Executive Officer

Concentrix Corporation

Information contained herein is preliminary and subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED OCTOBER 13, 2020

INFORMATION STATEMENT

Concentrix Corporation

This information statement is being furnished to the stockholders of SYNNEX Corporation (“SYNNEX”) in connection with the distribution by SYNNEX to its stockholders of all the outstanding shares of common stock of Concentrix Corporation (“Concentrix”), a wholly owned subsidiary of SYNNEX that is a leading global provider of technology-infused Customer Experience solutions. To implement the distribution, SYNNEX will distribute all of the shares of Concentrix common stock on a pro rata basis to SYNNEX stockholders in a transaction that is intended to qualify as tax-free for U.S. federal income tax purposes. We refer to this as the “spin-off.”

You will receive one share of Concentrix common stock for each share of SYNNEX common stock held of record by you as of the close of business on [●], the record date for the distribution. We expect that the distribution will be made to you at 12:01 a.m., Eastern Time, on [●]. A book-entry account statement reflecting your ownership of shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [●].

No stockholder approval of the distribution of the Concentrix common stock is required or sought. Therefore, you are not being asked for, and you are requested not to send SYNNEX a proxy in connection with the distribution.

You will not be required to make any payment for the shares of Concentrix common stock that you will receive, nor will you be required to surrender or exchange your shares of SYNNEX common stock or take any other action in order to receive your shares of Concentrix common stock.

There is currently no trading market for Concentrix common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution. We expect “regular-way” trading of Concentrix common stock to begin on the first trading day following the distribution. Concentrix has applied to have its common stock authorized for listing on the Nasdaq Global Select Market under the symbol “CNXC.” Following the distribution, SYNNEX will continue to trade on the New York Stock Exchange under the symbol “SNX.”

In reviewing this information statement, you should carefully consider the information under the caption entitled “Risk Factors” beginning on page 18 of this information statement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [●], 2020, and this information statement was first made available to SYNNEX stockholders on or about [●], 2020.

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PRESENTATION OF INFORMATION

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Concentrix assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Concentrix,” “we,” “us,” “our,” “our company” and “the company” refer to Concentrix Corporation, a Delaware corporation, and its consolidated subsidiaries after giving effect to the separation and distribution. Unless the context otherwise requires, references in this information statement to “SYNNEX” refer to SYNNEX Corporation, a Delaware corporation, and its consolidated subsidiaries other than, for all periods following the separation and distribution, Concentrix. References in this information statement to Concentrix’ historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the Concentrix business as it was conducted as part of SYNNEX and its subsidiaries prior to the spin-off. Unless the context otherwise requires, references in this information statement to the “separation” or the “spin-off” refer to the separation of Concentrix from SYNNEX’ other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Concentrix. Unless the context otherwise requires, references in this information statement to the “distribution” refer to the distribution by SYNNEX to SYNNEX stockholders as of the record date of 100% of the outstanding shares of Concentrix, as further described herein.

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SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the spin-off, the business of Concentrix, the Concentrix common stock or other information that may be important to you. You should carefully review this entire information statement, including the risk factors, to better understand the spin-off and Concentrix’ business and financial position.

Our Company

Overview

We are a leading global provider of technology-infused Customer Experience (“CX”) solutions, centered on helping our clients enhance the brand experience for their end-customers. We provide end-to-end capabilities that help drive deep customer understanding and engagement. Our solutions facilitate communication between our clients and their customers, provide analytics and process optimization, and support client-centric operations and back-office processing across the enterprise. Our differentiated portfolio of solutions support Fortune Global 500 as well as high-growth companies across the globe in their efforts to deliver an optimized, consistent brand experience across all channels of communication, such as voice, chat, email, social media, asynchronous messaging, and custom applications. We strive to deliver exceptional services globally supported by our deep industry knowledge, technology and security practices, talented people, and digital and analytics expertise.

We offer our clients integrated solutions supporting the entirety of the customer lifecycle; CX and user experience (“UX”) strategy and design; analytics and actionable insights; and innovative new approaches to enhancing the customer experience through the latest technological advancements in our industry. We believe that we are at the forefront of the shift from traditional Customer Relationship Management (“CRM”), which is focused on a portion of the customer lifecycle, to CX, which supports the entirety of it. Through our end-to-end capabilities, we deliver better economic outcomes for our clients with solutions designed to meet their unique needs as they navigate a landscape characterized by discerning consumers and new market entrants.

We have strong relationships with companies across the globe and are a provider of choice for industry leaders. We believe in supporting our clients over the long term to build enduring relationships. Our average client tenure is 15 years. As of today, we serve over 95 Fortune Global 500 clients as well as more than 90 high-growth companies across various verticals and geographies that are attempting to disrupt their respective industries. We primarily support clients in verticals with certain characteristics, such as high growth, high transaction volume, high levels of compliance and security, and steep barriers to entry. Our strategic verticals include technology and consumer electronics, communications and media, retail, travel and ecommerce, banking, financial services and insurance, healthcare, and other. Our clients include:

•	7 of the top 10 global digital companies

•	8 of the top 10 global internet companies

•	6 of the top 10 U.S. health insurance companies

•	4 of the top 5 U.S. banks

•	7 of the top 10 global automotive companies

Through our technology-infused offerings, our clients benefit from having a single resource that enables them to address the entirety of the customer journey from acquisition to support to renewal. Our end-to-end capabilities and broad service offerings help our clients acquire, retain, and improve the lifetime value of their customer relationships while optimizing their back-office processes.

We combine global consistency with local expertise, enhancing the end user experience for our clients’ customers through services rendered by approximately 250,000 employees across more than 275 locations in more than 40 countries and 6 continents, where we conduct business in over 70 languages.

Our revenues for the fiscal year ended November 30, 2019 increased 91.1% from the prior fiscal year to $4.7 billion, primarily due to the acquisition of Convergys Corporation (“Convergys”) in October 2018. We recorded operating income of $294 million over the same period with our operating income margin expanding 40 basis points to 6.3%.

Our History

We trace our roots back to 2004 when SYNNEX acquired BSA Sales, Inc., a company with 20 employees focused on helping clients through outsourced sales and marketing services. In 2006, SYNNEX combined New York-based Concentrix with BSA Sales under the Concentrix name, with the goal of bringing technology and innovation into businesses to help clients reimagine and design the next generation of experiences. As our business evolved, our scope and scale widened but our commitment to our philosophy of technology and innovation remained unchanged. Throughout our history, we have made strategic acquisitions that bolstered our offerings, geographic reach, and scale. Our acquisition of Convergys in 2018 represented the largest acquisition in our industry to date, creating a global customer engagement services company that is a leader in CX solutions capabilities and reach.

We are one of the fastest growing CX companies globally. From fiscal year 2004 to fiscal year 2012, powered by organic growth, acquisitions, and product expansion, our organization expanded to 7,500 employees and our revenue grew at a compound annual growth rate (CAGR) of approximately 56%. With our acquisition of the IBM CRM business in 2014, we significantly expanded the reach of our Concentrix business to approximately 170 customers in 24 countries. The graph below illustrates our revenue growth and strategic milestones from fiscal year 2012 to date, culminating in our acquisition of Convergys, which nearly doubled our scale:

Our Market Opportunity

According to International Data Corporation1, the global outsourced Customer Experience Management (“CXM”) industry is currently sized at $79 billion and is estimated to expand at a 4% CAGR over the next three

[1]	IDC Worldwide and U.S. Business Process Outsourcing Services Forecast, April 2019, #US43778119.

years driven by an increased complexity to customer interactions and new digital channel growth. We believe there is considerable room for growth in our sector as only a small portion of the CRM market is outsourced today.

In order to maintain relevancy, our clients must transform their systems in response to increased competition and consumer demands. To meet the evolving needs of their customers, our clients are looking to large CX solutions providers, such as Concentrix, to automate their systems and provide professional support to address complexities beyond the scope of automation. We are a leader in next-generation CX technology driven by a focus on innovation, which we believe will increase our total addressable market as we enter and grow across new and existing markets. Our suite of integrated solutions include: digital services that enable efficient customer self-service; Voice of the Customer (“VOC”) solutions to gather and analyze customer feedback to foster loyalty to, and growth with, clients; analytics and consulting solutions that synthesize data and provide professional insight to improve clients’ customer experience strategies; Robotic Process Automation (“RPA”) solutions that automate customer engagement processes to reduce client costs; Artificial Intelligence (“AI”) technology that can intelligently act on customer intent to improve customer experience with non-human engagement; support for clients’ engagement with customers across the Internet of Things (“IoT”) and through multiple interconnected channels; Vertical BPO services that provide specialized support to specific industry verticals; and Back Office BPO services that support clients in non-customer facing areas.

Industry Trends

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Growing Importance of Customer Experience. We believe customer experience has become a strategic imperative for all enterprises today. Data, analytics, and digital solutions have reshaped the ways firms interact with their customers. As a result, enterprises are modernizing how they manage the customer experience across all channels of communication. The market is evolving from customer relationship management solutions that act as a cost cutting measure, toward end-to-end CX management solutions that create value throughout the entire customer lifecycle at an appropriate cost.

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Empowered Consumers and Users. The modern consumer is discerning and has come to expect a high level of care and responsiveness from their service providers. Old paradigms have shifted as increasingly competitive markets and easily accessible crowd-sourced information have empowered consumers to unprecedented levels. As consumers demand more and have an increased amount of alternatives, companies must differentiate on how they manage their customer relationships. This shift is driving the market toward consumer-centric solutions that limit customer churn and promote brand loyalty.

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Technological Innovation. Emerging technology is driving change within our industry and shaping the demands of our clients. Advancements in areas such as Digital Services, RPA, AI and Machine Learning (“ML”) are further disrupting our markets and our clients’ markets while opening new avenues for growth and opportunities for us to better serve our clients. These technologies provide clients the opportunity to interact more effectively with their customers and improve the customer experience by automating processes, optimizing customer journeys to reach faster solutions, enabling personalized engagement across multiple platforms, and focusing human engagement on the most complex interactions.

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Evolving Role of People. The skillset required of employees in the CRM and BPO industry is shifting as enterprises place increased importance on CX. Increasing complexity in the voice channel is driving a trend of longer customer engagements requiring CRM and BPO support professionals to have a more robust skill set. The increasing importance of skilled labor in our industry is offset by the transition of low complexity support to online support (self-service), driven by heavy automation and digitization. Despite growth in digital channels, phone conversations currently remain the preferred option for customer services interactions. We believe the human element will continue to be important in our industry, as focus shifts from routine service to “last-mile” support requiring human-touch to deliver a stronger customer experience.

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Mission Critical Nature of Cybersecurity. Technological innovation coupled with the proliferation of smart devices and mobile connectivity is generating sensitive data at scale, while at the same time, the avenues for access have become numerous. Data security is paramount in an environment where improper access or carelessness can compromise customers and businesses. Businesses require scalable, industry-leading data protection and security to avoid reputational and operational risks in an environment characterized by the threats and benefits of free-flowing information.

•

Enterprise Preferences Driving Vendor Consolidation. Enterprises have become increasingly multinational. As their scope of business increases, enterprises require a partner that can serve their needs by rapidly deploying solutions and new technology consistently across multiple geographies and channels. Enterprises therefore prefer vendors with scale and end-to-end capabilities that can be a one-stop shop and are consolidating existing relationships to vendors with scale to achieve their business objectives and pursue cost savings.

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Market Fragmentation Driving Industry Consolidation. We operate in a fragmented marketplace characterized by numerous vendors offering services across various levels of the value chain. Currently the top 10 players in CX only hold an approximate 30% market share with the remaining market share held by thousands of other vendors. As client preferences continue to evolve in line with enterprise preferences, we anticipate that our market will undergo further consolidation.

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Existing Solutions Have Many Limitations. As executives look to successfully navigate digital transformation and manage their customers’ experience across a wider variety of channels, unsophisticated providers and solutions often fail to meet customers’ needs. Currently there is a limited set of providers with end-to-end, global offerings of scale in the marketplace. The fragmentation of the market and, for many industries, high regulatory hurdles create additional complexity as most providers are small, niche, or local players. These issues are compounded by a lack of sufficient investment in cybersecurity, creating exposure to regulatory, reputational, and operational risks. These pain points, coupled with the prevalence of providers offering legacy solutions that fail to address the demands of the modern consumer, create an opportunity for large-scale, global CX solutions providers.

Our CX Solutions

We offer technology, people and process solutions that help clients enhance the experience for their customers and improve business performance. Our CX solutions encompass four complementary areas: Customer Lifecycle Management; CX/UX Strategy and Design; Digital Transformation; and VOC and Analytics. Through our integrated CX solutions offering, our clients engage us to acquire, support and renew customers, leverage customer feedback and insights to constantly improve business performance, and identify and implement customer-facing and back-office process improvements. We help our clients by creating tools that their customers and employees love to use, enable better customer interactions through real-time sentiment analysis, and integrate multiple customer interactions and touchpoints into one-stop smart mobile applications. We provide these solutions and other complementary services in 70 languages, across 6 continents, from over 275 locations in the Americas, Asia-Pacific and EMEA.

Customer Lifecycle Management. We seek to deliver next-generation customer engagement solutions and services that address the entirety of the customer lifecycle. We offer our clients the means to acquire, support and renew customers across all channels while minimizing attrition and increasing customer lifetime value. Our Customer Lifecycle Management solutions include services such as customer care, sales support, digital marketing, technical support, digital self-service, content moderation, creative design and content production, and back office services. Customer Lifecycle Management represents our core service offering and a significant majority of the services we provide.

In addition to our Customer Lifecycle Management services, we also provide the complementary services described below, which are provided to clients as integrated solutions with our core service offering:

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CX/UX Strategy and Design. We strive to help our clients reimagine what great is, designing next generation CX solutions to exceed customer expectations. Our CX/UX Strategy and Design solutions, including CX strategy, data-driven user design, journey mapping, and multi-platform engineering, enable our clients to create effortless, personalized customer engagements and align business priorities around measurable goals. Through these services, we promote a more rapid integration of digital and enabling technologies, providing transformational business services to our clients.

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Digital Transformation. We seek to offer cutting edge solutions to reshape how brands better engage with their customers. Our innovative solutions and services are focused on creating disruption to help our clients stay relevant and achieve better business outcomes. Our Digital Transformation solutions include services such as RPA and cognitive automation that automate processes to improve efficiency and accuracy, mobile app development to create new channels of engagement, work at home and gig platforms that capitalize on a changing and flexible workforce, Interactive Voice Response (“IVR”) and natural language understanding solutions that improve outcomes and customer experience with automated responses to verbal interactions, messaging and social platforms that allow clients to engage with customers across myriad platforms, and system integration services.

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Voice of the Customer and Analytics. Our VOC solutions turn customer feedback into actionable insights. Our Analytics solutions provide businesses with insight into rapidly changing markets through data, which provides our clients with a competitive edge. Our VOC and Analytics solutions include offerings such as VOC SaaS platform, speech and text insights, sentiment analysis, advanced analytics and real-time reporting.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and provide us with a competitive advantage:

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Extensive Global Presence: We operate globally in over 40 countries across 6 continents with the ability to conduct business in 70 different languages. We believe we are well-positioned to serve the largest multinational brands in nearly every market in which they operate. Our global footprint includes a strong presence in emerging markets such as India, China, Brazil, Vietnam, Thailand and Indonesia, which provides an opportunity to grow with our clients in these regions. Our ability to create value for our clients across a global delivery platform has enabled us to be a partner of choice.

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Market Leader with a Differentiated Brand and Value Proposition: We believe we have a compelling brand and reputation as a leading provider of technology-infused solutions that shape the customer experience. We have a differentiated combination of global scale, local reach, technological expertise, end-to-end solution capabilities and full lifecycle services. We are widely recognized as a leading provider of CX solutions; garnering industry attention via 84 industry awards in fiscal year 2019. Third-party researchers have also taken note of our leading global practice with Everest Group Research distinguishing us as a leader for the 5th year, as well as naming us a star performer and leader in market impact, with high buyer satisfaction scores.

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Strong Relationships with a Growing and Diversified Client Base: We provide customer experience solutions for over 95 Fortune Global 500 brands worldwide. Leading companies worldwide, including more than 90 clients that believe they are disruptors in their industries and over 90 of the Fortune 500, rely upon our solutions and services. We serve a wide variety of clients, extending across numerous verticals, including one of the world’s largest ride-sharing companies, a large retail disruptor, a top global airline, a global beverage brand, a leading cloud company, and a major healthcare provider. Our end-to-end capabilities and global scale has enabled us to build long-lasting relationships with our clients spanning over 15 years on average. Our commitment to our clients is our primary focus and has generated numerous accolades to date, including 105 client awards in fiscal year 2019.

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Continued Investment in Research and Development: We believe that our investment in technology differentiates us from our competitors. We have provided technology-infused solutions for longer than a decade. We have been at the forefront of developing technology-infused CX solutions that improve the customer experience and will continue to strive for this in the future. We have been a leader in our industry in advancements such as conversational virtual assistants, multichannel and augmented CRM, predictive analytics, emotion analytics, cognitive learning and AI and enjoy a first mover advantage. We are also an industry leader in cybersecurity best practices. We believe our strong focus on innovation has enabled us to maximize value for our clients and made it harder for our competitors to compete with us. Due to our size and scale, and the regular implementation of technology as part of our CX solutions, our costs of developing, maintaining and integrating new technologies are not material on a stand-alone basis.

•	Track Record of Sustainable Organic Growth: We have a long track record of long-term organic revenue growth, and we believe we will continue to enjoy sustainable growth as a result of:

•	Nature of our offerings

•	Substantial switching costs for our clients

•	High net revenue retention rates

•	Strong barriers to entry in the CX solutions market

•	Large and expanding addressable market

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Demonstrated History of Strategic Acquisitions. We have acquired and integrated more than 15 companies since our inception. We have a demonstrated ability to turn around underutilized assets and maximize their value, which we believe allows us to explore a broader scope of opportunities than our peers. In 2018, we acquired Convergys, which enhanced our ability to deliver additional transformation services to our clients with a broader global footprint.

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Corporate Culture Committed to Our Clients’ Success: Our unified team allows us to deliver consistent and exceptional results. As of August 31, 2020, our team consisted of approximately 250,000 employees globally. We enjoy high staff engagement because of a strong company culture that is fanatical about serving our clients through integrity and bold and disruptive thought.

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Experienced Management Team: Our passionate and committed management team is led by industry experts with a deep understanding of our clients’ needs. We have a highly talented management team with significant experience in the CX industry, with our top 10 executives having over 140 years of combined service at our company. Through our acquisitions we have benefited from the addition of management talent, who have contributed valuable new perspectives and insights. Under our tenured management team, we have grown our revenue from $1.1 billion in fiscal year 2014 to $4.7 billion in fiscal year 2019, while delivering strong profitability.

Our Growth Strategy

The key elements to our growth strategy are:

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Expand and Deepen Relationships with Existing Clients: We have a well-established track record of cross-selling and offering additional solutions and premium services to sustain and grow our relationships with our existing clients. We have historically focused on clients with high transaction volume on a recurring basis, fast growing verticals, and large enterprises, and will continue to do so. We believe our scale, efficiency, and technology generates incremental value for our clients with each process we manage, naturally driving our customers to spend more with us. We believe our focus on technology innovation and responding to our clients’ needs positions us for continued growth.

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Relentlessly Innovate and Develop New Digital Services and Solutions: We believe we have developed innovative solutions for our clients, and we are focused on investing in technology. Investment in CX solutions technologies can enable more effective engagement with customers and improve the customer experience through increased automation, optimize customer journeys to reach faster solutions, enable personalized engagement across multiple platforms, and focus human engagement on the most complex interactions. For these reasons, we believe investments in disruptive technologies, applications, and services will continue to be instrumental in driving better value for our clients and result in increased profitability.

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Further Expand into Adjacent Markets: Our marketplace continues to expand beyond CRM BPO. We see significant opportunity for growth across adjacent markets. We intend to continue to provide our clients with an integrated offering of solutions that include digital services, VOC solutions, analytics and consulting, RPA solutions, AI technology, IoT solutions, Vertical BPO services and Back Office BPO services. To further capitalize on new market adjacencies, we have made significant investments across emerging technologies such as RPA, AI, ML, VOC, IVR, and IoT, which we believe will enhance our clients’ ability to offer personalized, effective engagement in all customer interactions to increase customer satisfaction and promote brand loyalty. As our industry evolves, we will continue to invest in these new and fast growing markets to further sustain long-term growth.

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Selectively Pursue Strategic Acquisitions: We have made targeted acquisitions to increase our technology expertise, enter new verticals and geographies, and increase our scale, including the IBM Customer Care Business and Convergys. Our market remains highly fragmented and we believe that our acquisition strategy enhances and augments our growth avenues. We intend to continue to evaluate and pursue complementary, value enhancing acquisitions.

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Invest in Emerging Markets: We have invested in delivery operations in emerging, high-growth markets such as India, China, Brazil, Vietnam, Thailand and Indonesia. We expect to continue to invest in similar markets to be well-positioned to serve multinational brands and enable us to grow with our clients in the regions and countries where they are growing.

Summary Risk Factors

An investment in our common stock involves risks associated with our business, the spin-off and ownership of Concentrix common stock. The following list of risk factors is not exhaustive. Please read carefully the risks relating to these and other matters described under the section entitled “Risk Factors” beginning on page 17.

Risks Related to Our Business

•	We are subject to uncertainties and rapid variability in demand by our clients, which could decrease revenue and adversely affect our operating results.

•	Our client contracts include provisions, including termination for convenience, that could cause fluctuations in our revenue and have an adverse effect on our operations and financial results.

•	Our industry is subject to intense competition and dynamic changes in business model, which in turn could cause our operations to suffer.

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Our delivery center activities are located around the world, with a significant concentration in the Philippines, India, China, and Brazil, which may expose us to business risks and disrupt our operations.

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The ongoing COVID-19 pandemic or the widespread outbreak of another illness or communicable disease, or any other public health crisis, could adversely affect our business, results of operations and financial condition.

•	Cyberattacks or the improper disclosure or control of personal information could result in liability and harm our reputation, which could adversely affect our business.

•	Increases in the cost of labor across the jurisdictions in which we operate could adversely affect our results of operations.

•	If we are unable to successfully manage and communicate with our delivery centers, our results of operations could be adversely affected.

•	We depend on a limited number of clients for a significant portion of our revenue, and the loss of business from one or more of these clients could adversely affect our results of operations.

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We depend on a variety of communications services and information technology systems and networks, and any failure or increases in the cost of these systems could adversely impact our business and operating results.

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If we are unable to hire and retain employees with domain expertise, our operations will be disrupted, and such disruption may impact our ability to manage our costs, which in turn could impact our profitability.

Risks Relating to the Spin-Off

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Our plan to separate into two independent publicly traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.

•	The combined post-separation value of SYNNEX and Concentrix common stock may not equal or exceed the pre-separation value of SYNNEX common stock.

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We have not previously operated as an independent public company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company.

•	We expect to have approximately $1.1 billion of indebtedness outstanding upon completion of the separation and distribution, and our indebtedness could adversely affect our financial condition.

•	The spin-off may not achieve some or all of the anticipated benefits.

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If the spin-off, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), SYNNEX, Concentrix and SYNNEX stockholders could be subject to significant tax liabilities, and, in certain circumstances, Concentrix could be required to indemnify SYNNEX for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

•	We may not be able to engage in desirable acquisitions and other strategic or capital-raising transactions following the spin-off.

Risks Related to Ownership of Concentrix Common Stock

•	There has been no prior market for our common stock, and we cannot guarantee that our stock price will not decline after the spin-off.

•	A trading market may not develop for shares of our common stock, which could adversely affect the market price of those shares.

•	Substantial sales of our common stock may occur in connection with the distribution, which could cause our stock price to decline.

•	We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends.

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Certain provisions of our certificate of incorporation and bylaws and of Delaware law will make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

The Spin-Off

Background

On January 9, 2020, SYNNEX announced its intent to separate its Concentrix business into an independent, publicly-traded company. To accomplish this separation, SYNNEX intends to distribute the common stock of Concentrix Corporation to its stockholders on a pro rata basis. References to “we,” “our,” “us,” “the Company” or “Concentrix” refer to Concentrix Corporation, a Delaware corporation, and its consolidated subsidiaries after giving effect to the separation and distribution.

On [●], the distribution date, each SYNNEX stockholder will receive one share of Concentrix common stock for each share of SYNNEX common stock held at the close of business on the record date for the distribution, as described below. You will not be required to make any payment, surrender or exchange your shares of SYNNEX common stock or take any other action to receive your shares of Concentrix common stock in the distribution. The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “The Spin-off—Spin-off Conditions.”

Capital Structure

In connection with the spin-off, Concentrix expects to incur new third-party borrowings of approximately $1.1 billion. Substantially all of the proceeds from such indebtedness will be transferred to SYNNEX on or prior to the distribution to eliminate debt owed by Concentrix to SYNNEX and in exchange for the contribution of certain Concentrix trademarks from SYNNEX to Concentrix. The incurrence of indebtedness by Concentrix and the transfer of the proceeds to SYNNEX will redistribute the amount of net debt owed by Concentrix and SYNNEX to third-party lenders upon the distribution. We currently expect to incur this indebtedness through $900 million of term loan borrowings under a new senior secured credit facility and an up to $350 million accounts receivable securitization facility, under which we expect to have approximately $200 million of borrowings upon the spin-off. In addition, we expect our new credit facility to include an up to $600 million revolving credit facility, which we expect to be undrawn immediately following the distribution. For more information on Concentrix’ anticipated capital structure and the indebtedness we expect to incur in connection with the spin-off, see “Unaudited Pro Forma Condensed Combined Financial Statements” and “Description of Material Indebtedness.”

Reasons for the Spin-off

The SYNNEX board of directors believes that separating the Concentrix business from the remainder of SYNNEX is in the best interests of SYNNEX and its stockholders for a number of reasons, including the following:

•

Dedicated Management Teams with Enhanced Strategic Focus. The spin-off will allow each company to focus on and more effectively pursue its own distinct operating priorities and strategies and will enable the management of each company to focus on the unique needs and distinct markets of its business. As a distributor of information technology systems and products and provider of systems design and integration solutions, SYNNEX can focus on margin expansion and working capital efficiencies in its core business, pursuing organic growth with product offering expansion, and identifying and pursuing strategic opportunities. As a provider of technology-infused CX solutions, Concentrix can focus on expanding and deepening relationships with its existing clients, investing in technology and innovating solutions for its clients, and further expanding into adjacent markets beyond CRM BPO.

•

More Efficient Organizational Structure. The spin-off will create two companies, each with a simplified and more efficient organizational structure that will facilitate decision making fully aligned with the unique needs of its business.

•

Focused Capital Allocation. The spin-off will allow each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in the manner most appropriate for its distinct strategy and business needs.

•

Direct Access to Capital Markets and Ability to Pursue Strategic Opportunities. The spin-off will create an independent equity structure that will provide SYNNEX and Concentrix direct access to capital markets and facilitate the ability of each company to utilize its common stock for future acquisitions.

•

Improved Management Incentive Tools. The spin-off will facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s business, improving the alignment of management and employee incentives with performance and growth objectives.

•

Unique Investment Profile. The spin-off will allow investors to separately value SYNNEX and Concentrix based on their unique investment profiles and will provide investors with two distinct and targeted investment opportunities.

For more information on the background and reasons for the spin-off, see “The Spin-off—Background and Reasons for the Spin-off.”

Results of the Spin-off

After the spin-off, Concentrix will be an independent public company owning and operating our CX solutions business. Immediately after the spin-off, we expect to have approximately 5,000 holders of shares of our common stock and approximately 51.5 million shares of our common stock issued and outstanding based on the spin-off ratio described above and the anticipated number of beneficial stockholders and outstanding SYNNEX shares on [●], the record date. The actual number of shares to be distributed will be determined based on the number of SYNNEX shares outstanding on the record date.

The spin-off will not affect the number of outstanding SYNNEX shares or any rights of SYNNEX stockholders, although it will affect the market value of the outstanding SYNNEX common shares.

Corporate Information

Concentrix was incorporated in Delaware in December 2009 for the purpose of engaging in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law. Our principal executive offices are located at 44111 Nobel Drive, Fremont, California 94538. Our telephone number is (800) 747-0583. Our website address is www.concentrix.com. The reference to our website is a textual reference only. Information on our website, any website directly or indirectly linked to our website, or any other website mentioned in this information statement does not constitute in any way part of this information statement and is not incorporated by reference into this information statement, and you should not rely on any such information in making an investment decision.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of SYNNEX who will receive shares of Concentrix common stock in the distribution. It is not to be construed as an inducement or encouragement to buy or sell any of Concentrix’ securities. The information contained in this information statement is believed by Concentrix to be accurate as of the date set forth on the cover of this information statement. Changes may occur after that date and neither SYNNEX nor Concentrix will update this information except in the normal course of their respective disclosure obligations and practices, or as required by applicable law.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following table presents the summary historical and unaudited pro forma combined financial data for Concentrix. The combined statements of operations data for the nine months ended August 31, 2020 and 2019 and the combined balance sheet data as of August 31, 2020 have been derived from our unaudited combined financial statements included elsewhere in this information statement. The combined statements of operations data for fiscal years 2019, 2018 and 2017 and the combined balance sheet data as of November 30, 2019 and 2018 have been derived from our audited combined financial statements included elsewhere in this information statement. The combined balance sheet data as of November 30, 2017 have been derived from our unaudited combined financial statements that are not included in this information statement.

The summary unaudited pro forma combined financial data reflect adjustments to our historical financial results in connection with the separation and distribution. The unaudited pro forma income statement data give effect to these events as if they occurred on December 1, 2018, the beginning of our most recently completed fiscal year. The unaudited pro forma balance sheet data gives effect to these events as if they occurred as of August 31, 2020, our latest balance sheet date.

The unaudited pro forma combined financial data are not necessarily indicative of our results of operations or financial condition had the separation and distribution been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as a stand-alone publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operation or financial condition.

The summary financial data should be read in conjunction with the sections entitled “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and accompanying notes included in this information statement. See “Index to Combined Financial Statements.”

	As of and For the Nine Months Ended			As of and For the Fiscal Years Ended November 30,
	Pro Forma	Historical		Pro Forma	Historical
	August 31, 2020	August 31, 2020	August 31, 2019	2019	2019	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statements of Operations Data: (in thousands)
Revenue	$3,418,676	$3,418,676	$3,495,076	$4,707,912	$4,707,912	$2,463,151	$1,990,180
Gross profit	1,202,893	1,202,893	1,290,017	1,748,448	1,748,448	937,552	749,154
Operating income	188,554	188,554	192,878	294,332	294,332	144,761	114,623
Net income	115,202	100,184	85,294	169,230	117,164	48,271	72,250

Balance Sheet Data: (in thousands)
Cash and cash equivalents	$85,341	$93,341			$79,656	$123,389	$123,499
Total assets	5,011,671	5,119,394			4,653,755	4,766,993	1,668,407
Total equity	2,236,467	1,627,967			1,469,841	1,319,802	261,543

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q:	Why am I receiving this document?

A:

SYNNEX is delivering this document to you because you were a holder of SYNNEX common stock at the close of business on the record date for the distribution of shares of our common stock. Accordingly, you are entitled to receive one share of our common stock for each share of SYNNEX common stock that you held at 5:00 p.m., Eastern Time on the record date. No action is required for you to participate in the distribution. The distribution will take place on or about [●].

Q:	Why is SYNNEX separating our business and distributing our stock?

A.

The SYNNEX board of directors believes that separating the Concentrix business from the remainder of SYNNEX is in the best interests of SYNNEX and its stockholders for a number of reasons, including the following:

•

Dedicated Management Teams with Enhanced Strategic Focus. The spin-off will allow each company to focus on and more effectively pursue its own distinct operating priorities and strategies and will enable the management of each company to focus on the unique needs and distinct markets of its business. As a distributor of information technology systems and products and provider of systems design and integration solutions, SYNNEX can focus on margin expansion and working capital efficiencies in its core business, pursuing organic growth with product offering expansion, and identifying and pursuing strategic opportunities. As a provider of technology-infused CX solutions, Concentrix can focus on expanding and deepening relationships with its existing clients, investing in technology and innovating solutions for its clients, and further expanding into adjacent markets beyond CRM BPO.

•

More Efficient Organizational Structure. The spin-off will create two companies, each with a simplified and more efficient organizational structure that will facilitate decision making fully aligned with the unique needs of its business.

•

Focused Capital Allocation. The spin-off will allow each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in the manner most appropriate for its distinct strategy and business needs.

•

Direct Access to Capital Markets and Ability to Pursue Strategic Opportunities. The spin-off will create an independent equity structure that will provide SYNNEX and Concentrix direct access to capital markets and facilitate the ability of each company to utilize its common stock for future acquisitions.

•

Improved Management Incentive Tools. The spin-off will facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s business, improving the alignment of management and employee incentives with performance and growth objectives.

•

Unique Investment Profile. The spin-off will allow investors to separately value SYNNEX and Concentrix based on their unique investment profiles and will provide investors with two distinct and targeted investment opportunities.

For more information on the background and reasons for the spin-off, see “The Spin-off—Background and Reasons for the Spin-off.”

Q:	How will the spin-off work?

A:

All of the shares of our common stock will be distributed to the stockholders of SYNNEX on a pro rata basis. For more information, see the section entitled “The Spin-off—Transactions Prior to the Spin-off” and “—Manner of Effecting the Spin-off.”

Q:	What businesses will we operate after the spin-off?

A:

Concentrix will operate the CX solutions business after the spin-off, and Concentrix will retain the assets related to the CX solutions business in the separation. For more information on our business, see the section entitled “Business.” SYNNEX will continue to operate its technology solutions business after the spin-off, and SYNNEX will retain the assets related to the technology solutions business in the separation.

Q:	What will our relationship be with SYNNEX after the spin-off?

A:

SYNNEX and our company will be separate, publicly owned companies. We will, however, enter into certain agreements with SYNNEX to define our ongoing relationship after the spin-off. The agreements will define our responsibility for obligations arising before and after the spin-off date, including obligations relating to our employees and taxes. We also expect to enter into a commercial agreement with SYNNEX under which we will continue to provide certain CX solutions services to SYNNEX following the separation. For additional information on our relationship with SYNNEX after the spin-off, see “Certain Relationships and Related Party Transactions.”

Q:	When will the spin-off occur?

A:	We expect that SYNNEX will distribute our shares of common stock on [●] to holders of record of SYNNEX common stock at the close of business on the record date.

Q:	What is the record date for the spin-off?

A:	The record date for the spin-off is [●].

Q:	What do I have to do to participate in the spin-off?

A:

Nothing. You are not required to take any action to receive our common stock in the spin-off. No vote will be taken for the spin-off. If you own shares of SYNNEX common stock as of the close of business on the record date, a book-entry account statement reflecting your ownership of our shares of common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [●]. Please do not send in any SYNNEX stock certificates. If you hold physical share certificates that represent your SYNNEX common shares and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Concentrix common stock that have been registered in book-entry form in your name.

Q:	How many shares of Concentrix common stock will I receive?

A:

SYNNEX will distribute one share of our common stock for each share of SYNNEX common stock you own as of the close of business on the record date. For example, if you own ten shares of SYNNEX common stock as of the close of business on the record date, you will receive ten shares of our common stock in the spin-off. Based on approximately 51.5 million shares of SYNNEX common stock that we expect to be outstanding on the record date, and the spin-off distribution ratio, SYNNEX will distribute a total of approximately 51.5 million shares of our common stock.

Q:	Will SYNNEX distribute fractional shares?

A:

No. SYNNEX will distribute one share of our common stock for each share of SYNNEX common stock you own as of the close of business on the record date. As a result, no fractional shares will be distributed.

Q:	What is book-entry?

A:

The book-entry system allows registered owners to hold their shares without the need for physical stock certificates. Holding shares in book-entry form eliminates the problems associated with paper certificates, such as storage and safety of certificates, and the requirement for physical movement of stock certificates at the time of sale or transfer of ownership. You will not receive a stock certificate representing your shares distributed pursuant to the spin-off. All distributed shares will be held in book-entry form.

Q:	Is the spin-off taxable for U.S. federal income tax purposes?

A:

SYNNEX expects that the spin-off will be tax-free to SYNNEX and to its U.S. common stockholders. See “Material U.S. Federal Income Tax Consequences of the Distribution” for a more complete discussion of the U.S. federal income tax consequences of the spin-off to SYNNEX stockholders.

Q:	How will the spin-off affect my tax basis in SYNNEX common stock?

A:

Your tax basis in the SYNNEX common stock will be allocated between the SYNNEX common stock and our common stock received in the spin-off in proportion to their relative fair market values on the date of the spin-off. Within a reasonable time after the spin-off is completed, SYNNEX will provide to U.S. taxpayers information to enable them to compute their tax bases in both SYNNEX and our common stock and other information they will need to report their receipt of our common stock on their 2020 U.S. federal income tax return as a tax-free transaction. See “Material U.S. Federal Income Tax Consequences of the Distribution” for a more complete description of the effects on your tax basis.

Q:	Where will I be able to trade shares of Concentrix common stock?

A:

Currently there is no public market for our common stock. Our common stock is expected to be authorized for listing on the Nasdaq Global Select Market under the symbol “CNXC”. We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or around the record date and before the spin-off date, and that “regular-way” trading will begin on the first trading day after the distribution date. If trading does begin on a “when-issued” basis, you may purchase or sell our common stock after that time, but your transaction will not settle until after the spin-off date. Shares of our common stock will generally be freely tradable after the spin-off date.

Q:	Will the number of SYNNEX shares I own change as a result of the spin-off?

A:	No. The number of shares of SYNNEX common stock you own will not change as a result of the spin-off.

Q:	What will happen to the listing of SYNNEX common stock?

A:	Nothing. SYNNEX common stock will continue to be traded on the New York Stock Exchange under the symbol “SNX.”

Q:	Will the distribution affect the market price of my SYNNEX shares?

A:

Yes. As a result of the distribution, it is expected that the trading price of SYNNEX common shares immediately following the distribution will be lower than the trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Concentrix CX solutions business. The combined trading prices of the shares of SYNNEX common stock and the shares of Concentrix common stock that you own immediately after the distribution may be equal to, greater than or less than the trading price of the shares of SYNNEX common stock that you own immediately before the distribution.

Q:	Will Concentrix have any debt after the spin-off?

A:

Yes. We expect to have approximately $1.1 billion of indebtedness upon completion of the spin-off. Substantially all of the proceeds from such indebtedness will be transferred to SYNNEX on or prior to the distribution to eliminate debt owed by Concentrix to SYNNEX and in exchange for the contribution of certain Concentrix trademarks from SYNNEX to Concentrix. For more information on our anticipated capital structure and the indebtedness we expect to incur in connection with the spin-off, see “Unaudited Pro Forma Condensed Combined Financial Statements” and “Description of Material Indebtedness.”

Q:	Will I be paid any dividends on Concentrix common stock?

A:

The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of our board of directors. Our board of directors’ decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements, regulatory constraints, and other factors that our board of directors deems relevant.

Q:	What are the conditions to the distribution?

A:	The distribution is subject to final approval by the board of directors of SYNNEX, as well as to a number of conditions, including, among others:

•

the U.S. Securities and Exchange Commission (the “SEC”) has declared effective our registration statement on Form 10, of which this information statement is a part, no stop order suspending the effectiveness of our registration statement is in effect, no proceedings for such purpose have been instituted or threatened by the SEC, and this information statement has been made available to SYNNEX stockholders;

•

SYNNEX has received an opinion from Ernst & Young LLP regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code;

•	the transfer of assets and liabilities between SYNNEX and Concentrix shall be completed in accordance with the separation and distribution agreement;

•

an independent appraisal firm shall have delivered one (1) or more opinions to the SYNNEX board of directors confirming the solvency and financial viability of SYNNEX before the consummation of the distribution and each of SYNNEX and Concentrix after the consummation of the distribution, and such opinions shall be acceptable to SYNNEX in form and substance in SYNNEX’ sole discretion, and such opinions shall not have been withdrawn, rescinded, or modified in any respect;

•	the actions and filings necessary under applicable U.S. federal, U.S. state or other securities or blue sky laws have been taken or made and, where applicable, have become effective or been accepted;

•	any approvals or notifications of any governmental authorities required to complete the separation and distribution have been obtained;

•	SYNNEX and Concentrix have entered into the separation and distribution agreement, the employee matters agreement, and the tax matters agreement;

•

no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution, or any of the related transactions is in effect;

•

the shares of Concentrix common stock to be distributed to SYNNEX stockholders in the distribution have been accepted for listing on the Nasdaq Global Select Market, subject to official notice of distribution; and

•

no other events or developments exist or have occurred that, in the judgment of SYNNEX’ board of directors, in its sole discretion, make it inadvisable to effect the separation, the distribution or the other related transactions.

Q:	Can SYNNEX decide to cancel the distribution of Concentrix common stock even if all the conditions have been met?

A:	Yes. Until the distribution has occurred, SYNNEX has the right to terminate the distribution, even if all of the conditions are satisfied. See “The Spin-off—Spin-off Conditions.”

Q:	Who will manage Concentrix after the spin-off?

A:

Concentrix benefits from having in place a management team with an extensive background in the CX solutions business. Led by Christopher Caldwell, Concentrix’ management team possesses deep knowledge of, and extensive experience in, its industry. For more information regarding Concentrix’ management, see “Management.”

Q:	Are there risks associated with owning Concentrix common stock?

A:

Yes. Ownership of Concentrix common stock will be subject to both general and specific risks, including those relating to Concentrix’ business, the industry in which it operates, its separation from SYNNEX and ongoing contractual relationships with SYNNEX and its status as a separate, publicly traded company. These risks are described in the “Risk Factors” section of this information statement. You are encouraged to read that section carefully.

Q:	Whom do I contact for information regarding you and the spin-off?

A:	Before the spin-off, you should direct inquiries relating to the spin-off to:

SYNNEX Corporation

Investor Relations

44201 Nobel Drive

Fremont, CA 94538

Phone:        (510) 668-3904

Email:         IR@synnex.com

After the spin-off, you should direct inquiries relating to an investment in our common stock to:

Concentrix Corporation

44111 Nobel Drive

Fremont, CA 94538

Phone:        (800) 747-0583

Email:        [●]

After the spin-off, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of the risks described below relate principally to our business and the industry in which we operate, while others relate principally to the spin-off. The remaining risks relate principally to the securities markets generally and ownership of Concentrix common stock.

Our business, financial condition, results of operations, or liquidity could be materially adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business

We anticipate that our revenue and operating results will fluctuate, which could adversely affect the enterprise value of our Company and our securities.

Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

•	the impact of the business acquisitions and dispositions we make;

•

general economic conditions, including uncertainty related to the COVID-19 pandemic and its impact on the global economy, United States and China trade negotiations, the United Kingdom’s exit from the European Union, U.S. federal government budget disruptions, and market volatility as a result of political leadership in certain countries;

•	the level of outsourced business services, including insourcing by our clients;

•	the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve;

•	our clients’ success and the market acceptance and performance of their products and services;

•	consolidation of our competitors;

•	competitive conditions in our industry; and

•	fluctuations in rates in the currencies in which we transact.

Although we attempt to control our expense levels, these levels are based, in part, on anticipated revenue. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected revenue decrease.

Revenue is typically higher in our fourth quarter due to seasonal patterns in our clients’ businesses. These patterns may not be repeated in subsequent periods. You should not rely on period-to-period comparisons of our operating results as an indication of future performance. In future years, our operating results may be below our expectations or those of our public market analysts or investors, which would likely cause our share price to decline.

We are subject to uncertainties and rapid variability in demand by our clients, which could decrease revenue and adversely affect our operating results.

Our revenues depend, in large part, on the volume, geographic location, and type of outsourcing services demanded. Customer experience outsourcing involves companies contracting with a third party, such as Concentrix, to provide customer experience solutions rather than performing such services in-house. Customer experience solutions can be provided in different geographies and through different service channels. While we have the capacity to provide multi-channel services in countries across the globe, changes in the type of services utilized and the geographic location where the services are provided can impact our revenues and profitability. There can be no assurance that the current demand for customer experience outsourcing will continue or grow, that organizations will not elect to perform such services in-house, or that clients will not elect to move outsourcing services to lower-cost or lower-margin geographies or customer contact channels.

Our client contracts include provisions, including termination for convenience, that could cause fluctuations in our revenue and have an adverse effect on our operations and financial results.

Our client contracts typically include provisions that, if triggered, could impact our profitability. For example, many of our contracts may be terminated with a short amount of notice for any reason and, to the extent our clients terminate these contracts, we could experience unexpected fluctuations in our revenue and operating results from period to period. Additionally, some contracts have performance-related bonus or penalty provisions, whereby we could receive a bonus if we satisfy certain performance levels or have to pay a penalty for failing to do so. Such performance-related conditions are based on metrics that measure customer satisfaction and the quality, quantity and efficiency of our handling of the client’s customer interactions across multiple channels. Generally, performance-related compensation represents less than 1% of our annual revenue in the aggregate. However, whether we receive a bonus or are required to pay a penalty changes with performance and may cause fluctuations in our financial results. In addition, our clients may not guarantee a minimum volume; however, we hire employees based on anticipated volumes. If we fail to anticipate volumes correctly, our operations and financial results may suffer. The reduction of volume, loss of clients, payment of penalties or inability to terminate any unprofitable contracts could have an adverse impact on our operations and financial results.

Our industry is subject to intense competition and dynamic changes in business model, which in turn could cause our operations to suffer.

The CX solutions industry is highly competitive, highly fragmented and subject to rapid change. We believe that the principal competitive factors in this market are breadth and depth of process and domain expertise, service quality, ability to tailor specific solutions to customer needs, the ability to attract, train and retain qualified people, compliance rigor, global delivery capabilities, price, and marketing and sales capabilities. We compete for business with a variety of companies, including in-house operations of existing and potential clients. If our clients place more focus in this area and internalize these operations, this could cause a significant reduction in the size of the available market for third-party service providers like us. Similarly, if competitors offer their services at lower prices to gain market share or provide services that gain greater market acceptance than the services we offer or develop, the demand for our services may decrease. Niche providers or new entrants can enter markets by developing new systems or services that could impact our business. The opportunity for new entrants in our industry may expand as some CX solutions shift from voice engagement to digital engagement. New competitors, new strategies by existing competitors or clients, and consolidation among clients or competitors could result in significant market share gain by our competitors, which could have an adverse effect on our revenues.

In addition, our success may depend on our ability to continue to develop and implement services and solutions that anticipate and respond to rapid and continuing changes in technology and offerings to serve the evolving needs of our clients. Some of these emerging technologies, such as RPA, AI, ML, VOC, IVR, and IoT, may cause an adverse shift in the way our existing business operations are conducted, including by replacing human contacts with automated or self-service options, or decrease the size of the available market. We may be unsuccessful at anticipating or responding to new developments on a timely and cost-effective basis, and our use of technology may differ from accepted practices in the marketplace. Certain of our solutions may require lengthy and complex implementations that can be subject to changing client preferences and continuing changes in technology, which can increase costs or adversely affect our business. We may incur significant expenses in an effort to keep pace with customer preferences for technology or to gain a competitive advantage through technological expertise or new technologies. If we cannot offer new technologies as quickly or efficiently as our competitors, or if our competitors develop more cost-effective or client-preferred technologies, it could have a material adverse effect on our ability to obtain and complete client engagements, which could adversely affect our business.

Our delivery center activities are located around the world, with a significant concentration in the Philippines, India, China, and Brazil, which may expose us to business risks and disrupt our operations.

Our operations are based on a global delivery model with client services provided from delivery centers located throughout the Americas, Asia-Pacific, and EMEA, with a significant percentage of our workforce located in the Philippines, India, China, and Brazil. Operating globally subjects us to risks in the countries in which we do business, which may include political and economic instability, the time and expense required to comply with different laws and regulations, challenges with hiring and retaining adequate staff, inflation, longer payment cycles or difficulties in collecting accounts, and seasonal reductions in business activity. Socio-economic situations that are specific to the Philippines, India, China and Brazil can severely disrupt our operations and impact our ability to fulfill our contractual obligations to our clients. If these regions experience severe natural calamities or political unrest, our personnel resources may be affected, our IT and communication infrastructure may be at risk and the client processes that we manage may be adversely affected. We may also continue to expand internationally to respond to competitive pressure and client and market requirements, which could increase these risks. If we are unable to manage the risks associated with our international operations and expanding such operations, our business could be adversely affected and our revenues and earnings could decrease.

The ongoing COVID-19 pandemic or the widespread outbreak of another illness or communicable disease, or any other public health crisis, could adversely affect our business, results of operations and financial condition.

We could be negatively impacted by the COVID-19 pandemic or the widespread outbreak of another illness or other communicable disease, or any other public health crisis, that results in a disruption to the global economy. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and labor force participation and created significant volatility and disruption of financial markets. “Shelter-in-place” restrictions by various governments around the world negatively impacted our results of operations for the nine months ended August 31, 2020, and was most acute during the second quarter of fiscal year 2020, as many of our employees were unable to work productively during the period despite client demand. The extent of the continued impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, including the duration, spread and severity of the pandemic, country and state restrictions regarding virus containment, accessibility to the Company’s delivery and operations locations, our continued utilization of remote work environments in response to future health and safety restrictions, the pace at which the Company is able to ramp back to seasonal business levels, and the effect on our clients’ businesses and the demand for their products and services, all of which are uncertain and cannot be predicted. We could also face legal, reputational and financial risks if we fail to protect customer and internal data from security breaches or cyberattacks.

An extended period of disruption to the global economy and business operations caused by the COVID-19 pandemic or any other public health crisis could materially affect our business, our plans to separate from SYNNEX and become an independent public company, our results of operations, our access to sources of liquidity, the carrying value of our goodwill and intangible assets, and our financial condition.

Cyberattacks or the improper disclosure or control of personal information could result in liability and harm our reputation, which could adversely affect our business.

Our business is heavily dependent upon information technology networks and systems. Internal or external attacks on those networks and systems could disrupt our normal operations centers and impede our ability to provide critical products and services to our clients and their customers, subjecting us to liability under our contracts and damaging our reputation.

Our business also involves the use, storage, and transmission of information about our employees, our clients, and customers of our clients. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines, or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or customer data, whether through system failure, employee negligence, fraud, or misappropriation, along with unauthorized access to or through our information systems or those we develop for clients, whether by our employees or third parties, could result in negative publicity, loss of clients, legal liability, and damage to our reputation, business, results of operations, and financial condition.

While we take measures to protect the security of, and prevent unauthorized access to, our systems and personal and proprietary information, the security controls for our systems, as well as other security practices we follow, may not prevent improper access to, or disclosure of, personally identifiable or proprietary information. Furthermore, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services. The General Data Protection Regulation (“GDPR”) in Europe, the Data Privacy Act in Philippines, the California Consumer Privacy Act and other similar laws have resulted, and will continue to result, in increased compliance costs. Moreover, the failure to comply with these laws can result in significant monetary penalties. For example, fines of up to 4% of an entity’s annual global revenues can be imposed for violations of the GDPR. Our failure to adhere to or successfully implement processes in response to these and other changing regulatory requirements in this area could result in legal liability, monetary penalties, or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, and results of operations.

Increases in the cost of labor across the jurisdictions in which we operate could adversely affect our results of operations.

We generally sign multi-year client contracts with pricing models that are based on prevailing labor costs in the jurisdictions where we will deliver services. However, quickly rising wages or changes in laws or governmental regulations related to wages, employee benefits or other working conditions with little notice or transition period can increase our costs and limit our ability to adjust in a timely manner. Potential labor organizing and works council negotiations in certain of the countries in which we do business could also contribute to rising costs or otherwise disrupt our business. Such rising costs or our inability to manage rising costs could have a material adverse effect on our business and results of operations.

If we are unable to successfully manage and communicate with our delivery centers, our results of operations could be adversely affected.

Our global business may be adversely impacted if we are unable to manage and communicate with our resources located around the world. Service quality may be placed at risk and our ability to optimize our resources may be compromised if we are unable to manage our resources remotely. Our business uses a wide variety of technologies to allow us to manage a large volume of work. These technologies are designed to keep our employees productive. Any failure in technology may have a negative impact on our operations. The success of our services primarily depends on the performance of our employees and resulting customer satisfaction. Any increase in average waiting time or handling time or lack of promptness or technical expertise of our employees will directly impact customer satisfaction. Any adverse customer satisfaction may impact the overall business. If we are unable to successfully manage and communicate with our delivery centers, our results of operations could be adversely affected.

We depend on a limited number of clients for a significant portion of our revenue, and the loss of business from one or more of these clients could adversely affect our results of operations.

Our five largest clients collectively represented approximately 27% of our revenue in 2019. This client concentration increases the risk of quarterly fluctuations in our operating results, depending on the seasonal pattern of our top clients’ business. In addition, our top clients could make greater demands on us with regard to pricing and contractual terms in general.

At any given time, we typically have multiple work orders or contracts with our largest clients. Clients may have the right to terminate work orders or contracts for convenience or may have risk tolerances that limit how much business they retain with a single service provider. While we would not expect all work orders or contracts to terminate at the same time, the loss of one or more of the larger work orders or contracts with one of our largest clients could adversely affect our business, results of operations and financial condition if the lost revenues are not replaced with profitable revenues from that client or other clients.

We depend on a variety of communications services and information technology systems and networks, and any failure or increase in the cost of these systems could adversely impact our business and operating results.

The services we provide to our clients depend on the persistent availability and uncompromised security of our communications, technology and information technology systems. We utilize and deploy internally-developed and third-party software solutions across various hardware environments. We operate an extensive internal voice and data network that links our global sites together in a multi-hub model that enables the rerouting of voice and data across the network, and we rely on multiple public communication channels and telephone, internet, and data services provided by various third parties for connectivity to our clients. Maintenance of, and investment in, this technology is critical to the success of our service delivery model. Failures or significant downtime of our IT or telecommunications systems could prevent us from handling call volume, and frequent or prolonged interruption in our ability to provide service could result in contractual performance penalties, damage to our reputation, and the loss of business from existing and potential clients. Telephone, internet, and data service providers may elect not to renew their contracts with us or increase the cost of such services. Any interruption of our communications or information technology systems or a significant increase in the cost of maintaining and operating those systems could have an adverse effect on our operations and financial results.

If we fail to maintain effective internal controls over operations we perform for our clients or if our information systems are breached or client data are compromised, client relations may suffer, which in turn may adversely affect our revenue and results of operations.

We represent our clients in certain critical operations of their business processes such as sales, marketing and customer support and manage large volumes of customer information and confidential data. If we fail to maintain effective controls, our clients experience disruptions in their operations or the confidentiality of customer data is compromised, our client relationships may suffer, and we may face possible legal action. We may be liable if we do not maintain adequate internal controls over the processes we manage for our clients or if we fail to comply with the laws and regulations applicable to the operations in which we represent our clients.

Our clients may request us to obtain audit reports over our internal controls. If we are unable to complete these audit reports in a timely manner, or if internal control deficiencies are identified in the audit process, our client relationships may suffer.

If we are unable to hire and retain employees with domain expertise, our operations will be disrupted, and such disruption may impact our ability to manage our costs, which in turn could impact our profitability.

The success of our operations and the quality of our services are highly dependent on our ability to attract and retain skilled personnel in all of our global delivery centers. The industry is characterized by high employee attrition rates and we face competition in hiring, retaining and motivating talented and skilled leaders and employees with domain experience. Any increase in our employee turnover rate could increase recruiting and training costs and could decrease operating effectiveness and productivity.

In addition, our profitability is directly affected by the utilization rate of our personnel resources. If we are unable to achieve optimum utilization of our personnel resources, we may experience erosions in our profit margin. However, if our utilization is too high, it may result in a deterioration in the quality of services provided to our clients and may also result in higher attrition rates. If we are unable to manage our employee attrition rates, adequately motivate our employees or utilize our personnel resources efficiently, our operations will be disrupted, and such disruption may impact our ability to manage our costs, which in turn could impact our profitability.

Because of the experience of our key personnel and their technological and industry expertise, if we were to lose any of our key personnel, it could inhibit our ability to operate and grow our business successfully.

We are dependent in large part on our ability to retain the services of our key senior executives and other technological and industry experts and personnel. We generally do not have employment agreements with our executives or employees. We also do not carry “key person” insurance coverage for any of our key executives. We compete for qualified senior management and technical personnel. The loss of, or inability to hire, key executives or qualified employees could inhibit our ability to operate and grow our business successfully.

We have substantial operations located in regions of the world that have experienced severe natural events, and any disruption in the operations of our facilities could harm our business and operating results.

Natural disasters, adverse weather conditions, terrorist attacks, work stoppages in the transportation industry, and other business disruptions could seriously harm our revenue and financial condition and increase our costs and expenses by disrupting our operations or leading to economic weakness in the countries in which they occur. We have substantial operations in countries, most notably the Philippines and India, that have experienced severe natural events, such as typhoons, mudslides and floods, in the recent past. Weather patterns may become more volatile, and severe weather events may become more frequent or more widespread, as a result of the potential effects of climate change. Labor disputes that disrupt transportation services could limit the ability of our employees to reach our facilities or increase the cost of transportation services that we procure for our employees in certain countries. Any prolonged disruption in the operations of our facilities, whether due to technical difficulties, power failures, break-ins, destruction or damage to the facilities as a result of a natural disaster, fire, or any other reason, could cause service interruptions or reduce the quality level of services that we provide and harm our operating results. Our disaster recovery plan and business interruption insurance may not be sufficient to compensate for losses that may occur.

Changes in foreign currency exchange rates could adversely affect our business and operating results.

While most of our contracts are priced in U.S. dollars, we recognize a substantial amount of revenue under contracts that are denominated in euros, British pounds and other foreign currencies. A significant increase in the value of the U.S. dollar relative to these currencies may have a material adverse impact on the value of those revenues when translated to U.S. dollars.

Our services are delivered from several delivery centers located around the world, with significant operations in the Philippines and India. Although our contracts with U.S.-based clients are typically priced in U.S. dollars, a substantial portion of our costs to deliver services under these contracts are denominated in the local currency of the country where services are provided. We also have certain client contracts that are priced in non-U.S. dollar currencies for which a substantial portion of the costs to deliver the services are in other currencies. As a result, our revenue may be earned in currencies that are different from the currencies in which we incur corresponding expenses. Fluctuations in the value of currencies, such as the Philippine Peso, the Indian Rupee, and the Canadian Dollar, against the U.S. Dollar or other currencies in which we bill our clients, and inflation in the local economies in which these delivery centers are located, could increase the operating and labor costs in these delivery centers which can result in reduced profitability. A significant decrease in the value of the contractual currency, relative to the currencies where services are provided, could have a material adverse impact on our operating results that are not fully offset by gains realized under the hedging contracts we have in place in certain currencies to limit our potential foreign currency exposure.

We may have higher than anticipated tax liabilities, which could result in a material adverse effect on our business.

Due to the global nature of our operations, we are subject to the complex and varying tax laws and rules of several jurisdictions and have material tax-related contingent liabilities that are difficult to predict or quantify. In preparing our financial statements, we calculate our effective income tax rate based on current tax laws and regulations and our estimated taxable income within each of these jurisdictions. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

•	changes in income before taxes in various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in tax laws, regulations, rates, and/or the implementation or interpretation of such tax laws and regulations in multiple jurisdictions;

•	effect of tax rate on accounting for acquisitions and dispositions;

•	issues arising from tax audit or examinations and any related interest or penalties; and

•	uncertainty in obtaining tax holiday extensions or expiration or loss of tax holidays in various jurisdictions.

We report our results of operations based on our determination of the amount of taxes owed in various tax jurisdictions in which we operate. The determination of our worldwide provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain.

We are also subject to tax audits, including with respect to transfer pricing, in the United States and other jurisdictions and our tax positions may be challenged by tax authorities. There can be no assurance that our current tax provisions will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

We have pursued and intend to continue to pursue strategic acquisitions or investments in new markets and may encounter risks associated with these activities, which could harm our business and operating results.

We have in the past pursued, and in the future expect to pursue, acquisitions of, or investments in, businesses, technologies and assets in new or existing markets, either within or outside the CX solutions industry, that complement or expand our existing business. Our acquisition strategy involves a number of risks, including:

•	difficulty in successfully integrating acquired operations, IT and other systems, clients, services, businesses, and employees with our operations on a timely and cost-effective basis;

•	risk that the acquired businesses will fail to maintain the quality of services that we have historically provided or that we expect from the acquired businesses;

•	the announcement or consummation of a transaction may have an adverse impact on relationships with third parties, including existing and potential clients;

•	loss of key employees of acquired operations or inability to attract, retain and motivate employees necessary for our expanded operations;

•	acquired businesses located in regions where we have not historically conducted business may subject us to new operational risks, laws, regulations, employee expectations, customs, and practices;

•	difficulty in scaling critical resources and facilities for the business needs of the expanded enterprise;

•	diversion of our capital and management attention away from operational matters and other business issues;

•	increase in our expenses and working capital requirements;

•	in the case of acquisitions that we may make outside of the United States, difficulty operating internationally and over significant geographical distances;

•	other financial risks, such as potential liabilities of the businesses we acquire; and

•	our due diligence process may fail to identify significant issues with the acquired company’s service quality, financial disclosures, accounting practices or internal control deficiencies.

We may incur additional costs and certain redundant expenses in connection with our acquisitions and investments, which may have an adverse impact on our operating margins. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large write-offs, a decrease in future profitability, or future losses. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate our business. Our recent and future acquisitions or investments may not be successful, and if we fail to realize the anticipated benefits of these acquisitions or investments, our business and operating results could be harmed.

Our goodwill and identifiable intangible assets could become impaired, which could have a material non-cash adverse effect on our results of operations.

We have recorded substantial goodwill and amortizable intangible assets as a result of our previous acquisitions. We review our goodwill and intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We assess whether there has been an impairment in the value of goodwill at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or intangible assets may not be recoverable include declines in stock price, market capitalization or cash flows and slower growth rates in our industry. We could be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets were determined, negatively impacting our results of operations.

The inability or unwillingness of clients that represent a large portion of our accounts receivable balance to timely pay such balances could adversely affect our business.

We often carry significant accounts receivable balances from a limited number of clients that generate a large portion of our revenues. For example, approximately 26% of our accounts receivable balance as of November 30, 2019 was attributable to five clients. A client may become unable or unwilling to timely pay its balance due to a general economic slowdown, economic weakness in its industry or the financial insolvency of its business. While we closely monitor our accounts receivable balances, a client’s financial inability or unwillingness, for any reason, to pay a large accounts receivable balance or many clients’ inability or unwillingness to pay accounts receivable balances that are large in the aggregate would adversely impact our income and cash flow.

Our business is subject to many regulatory requirements, and changes in current regulations or their interpretation and enforcement, or the adoption of new regulations, could significantly increase our cost of doing business.

Our business is subject to many laws and regulatory requirements in the United States and the other countries in which we operate, covering such matters as labor relations, healthcare, outsourcing, trade restrictions, tariffs, taxation, sanctions, data privacy, consumer protection (including the method and timing of placing outbound telephone calls and the recording or monitoring of telephone calls), internal and disclosure control obligations, governmental affairs, and immigration. Many of these regulations, including those related to labor relations and data privacy, change frequently and sometimes conflict among the various jurisdictions and countries in which we provide services. Laws and regulatory requirements may also be subject to interpretation. If our interpretation conflicts with positions taken by regulatory agencies or other government bodies in the future, we may be subject to legal liability or be unable to conduct business in the same manner. Violations of any laws and regulations to which we are subject, including failing to adhere to or successfully implement processes in response to changing regulatory requirements, could result in liability for damages, fines, criminal prosecution, unfavorable publicity and damage to our reputation, and restrictions on our ability to operate, which could have a material adverse effect on our business, results of operations, and financial condition.

In particular, because a substantial portion of our operating costs consist of labor costs, changes in governmental regulations relating to wages, mandatory time off, severance, healthcare, and other benefits or employment taxes, or violations of such regulations, could have a material adverse effect on our business, results of operations, or financial condition. In addition, changes in policies or laws of the United States or non-U.S. governments resulting in, among other things, higher taxation, limitations on the ability of companies to utilize offshore outsourcing, currency conversion limitations, restrictions on fund transfers, or the expropriation of private enterprises, could reduce the anticipated benefits of our global operations. Any actions by countries in which we conduct business to reverse policies that encourage international trade or investment could also adversely affect our business.

Our reputation may be damaged by events outside of our control, which could adversely affect our results of operations.

As a provider of CX solutions, our reputation is important to growing our business with new and existing customers and attracting and retaining our employees. Our reputation can be affected by events outside of our control, including negative publicity associated with our clients’ businesses or social media campaigns directed against us or our clients. Responding to such events can distract from our business and increase costs. If our reputation is damaged, we could experience increased difficulty in attracting and retaining clients and employees, which could adversely affect our business and results of operations.

Our results of operations could be adversely affected by litigation and other commitments and contingencies.

We face risks arising from various unasserted and asserted claims, including, but not limited to, commercial, employee, consumer protection, tax, and patent infringement claims. Certain claims may be structured as class action lawsuits or otherwise allege substantial damages. We may also be subject to claims related to, or arising out of, the spin-off. Unfavorable outcomes in pending or future litigation or the settlement of asserted claims could negatively affect us. Regardless of the outcome, litigation could result in substantial expense and could divert the efforts of our management.

We have developed proprietary IT systems, mobile applications, and cloud-based technology and acquired technologies that play an important role in our business, which we will continue to own following the separation. If any claim alleging infringement of intellectual property rights is successful against us and if indemnification is not available or sufficient, we may be required to pay substantial damages to the third party and indemnify our clients for losses arising out of the infringement. In order to continue delivery services to our clients, we may also need to seek and obtain a license of the other party’s intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all, which could disrupt our business and have a material adverse effect on our results of operations.

In addition, in the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations and divested businesses, and issue guarantees of third-party obligations. The amounts of such commitments can only be estimated, and the actual amounts for which we are responsible may differ materially from our estimates.

If we incur liability as a result of any current or future litigation, commitments or contingencies and such liability exceeds any amounts accrued, our business, results of operations and financial condition could be adversely affected.

Risks Relating to the Spin-Off

The spin-off may not achieve some or all of the anticipated benefits.

We may not realize some or all of the anticipated strategic, financial, operational, marketing or other benefits from the spin-off, or such benefits may be delayed by a variety of circumstances, which may not be under our control. As independent publicly traded companies, SYNNEX and Concentrix will be smaller, less diversified companies with a narrower business focus and may be more vulnerable to changing market conditions, which could materially and adversely affect their respective business, financial condition and results of operations.

Our financial information may not be fully representative of our results as a stand-alone public company.

SYNNEX did not account for us, and we were not operated, as a stand-alone public company for the periods presented in our combined financial statements included in this information statement. Our combined financial statements have been carved out from SYNNEX’ consolidated financial statements and reflect assumptions and allocations made by SYNNEX and prescribed by generally accepted accounting principles. Our combined financial statements do not fully represent what our financial position, results of operations and cash flow would have been had we operated as a stand-alone public company during the periods presented. We have not made adjustments to reflect the many significant changes that will occur in our capital structure, cost structure, funding, operations and effective tax rate as a result of our separation from SYNNEX, including debt and interest expense we will have, increased costs associated with reduced economies of scale and other costs associated with being a stand-alone public company. As a result, the historical and pro forma information included in this information statement is not necessarily indicative of what our financial position, results of operations and cash flow may be following the spin-off. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements” and our combined financial statements and notes thereto included elsewhere in this information statement.

We have not previously operated as an independent public company.

We have not previously operated as an independent public company, and our management has no experience, as a group, in operating our business as a stand-alone entity. Following the spin-off, we will be fully responsible for arranging our own funding, managing all of our own administrative and employee arrangements and supervising all of our legal and financial affairs, including publicly reported financial statements. We will adopt separate stock-based and performance-based incentive plans for our employees and will develop our own compliance and administrative procedures necessary for a publicly held company.

Our working capital requirements and capital for general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of SYNNEX. Following the spin-off, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships, or other arrangements, which may not be on terms as favorable as those obtained by SYNNEX, and the cost of capital for our business may be higher than SYNNEX’ cost of capital prior to the spin-off.

We anticipate that our success in these endeavors will depend substantially upon the ability of our senior management and other key employees to work together. Accordingly, we cannot assure you that as an independent company our aggregate results of operations will continue at the same level. Additionally, we depend on our senior management. The loss of services of members of our senior management team could adversely affect our business until suitable replacements can be found. There may be a limited number of persons with the requisite skills to serve in these positions and we may be unable to locate or employ qualified personnel on acceptable terms.

The requirements of being a stand-alone public company will increase certain of our costs and require significant management focus.

As a stand-alone public company, we will incur significant legal, accounting and other expenses associated with compliance-related and other activities. The Sarbanes-Oxley Act of 2002, related SEC rules and the stock exchange on which our common stock will be listed regulate corporate governance practices of public companies. Concentrix has not previously been a public company. Although members of our management team have prior experience managing public companies, management has not previously managed a public company together as a group. Our separation from SYNNEX will also result in loss of access to SYNNEX’ resources and experience in this area. Compliance with these requirements will also result in other costs and obligations and make some activities more time-consuming. For example, in connection with the spin-off, we will create new committees of the board of directors and will adopt internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements and other securities law compliance measures. Under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K for the second fiscal year after the spin-off, we will need to document and test our internal control procedures and our management will need to assess and report on our internal control over financial reporting. Furthermore, if we identify any issues in complying with those requirements, we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions. Our prospects must be considered in light of the risks, difficulties and expenses encountered by newly public companies. Costs to obtain director and officer liability insurance will contribute to our increased costs. As a result of the associated liability, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements.

We expect to have approximately $1.1 billion of indebtedness outstanding upon completion of the separation and distribution, and our indebtedness could adversely affect our financial condition.

We expect to incur approximately $1.1 billion of indebtedness in connection with the separation, and we may increase our indebtedness in the future. See “Description of Material Indebtedness.” The terms of our indebtedness may be less favorable than those secured by us prior to the separation, which could adversely impact our financial condition. We may also incur additional indebtedness in the future. Our level of indebtedness could have adverse consequences to us and our stockholders, including:

•

requiring us to dedicate a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements, and to grow our business;

•	limiting our ability to borrow additional funds as needed, make strategic acquisitions or take advantage of other business opportunities as they arise, or pay cash dividends

•	increasing future debt costs and limiting the future availability of debt financing;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and industry.

To the extent that we incur additional indebtedness, the risks described above could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to service our outstanding debt or to repay our outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to service or refinance our debt.

Our business relationships may be subject to disruption due to uncertainty associated with the spin-off.

Parties with which we do business may experience uncertainty associated with the spin-off, including with respect to current or future business relationships with us. Our business relationships may be subject to disruption as clients, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than us. Some of our client relationships may have been improved historically by the client’s relationship with SYNNEX, and these relationships may change as result of the spin-off. These disruptions and changes could have a material and adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including a material and adverse effect on our ability to realize the anticipated benefits of the spin-off.

The terms of agreements that we will enter into with SYNNEX in connection with the spin-off will be established at a time when we are a wholly owned subsidiary of SYNNEX and, accordingly, the terms of these agreements may not be as favorable to us as they might have been had they been negotiated by persons fully independent of SYNNEX.

In connection with the spin-off, we will enter into various agreements with SYNNEX regarding our relationship with SYNNEX following the spin-off, including a separation and distribution agreement, employee matters agreement, tax matters agreement, and a commercial agreement. These agreements address important matters, such as allocation of assets, liabilities, rights, indemnifications, and other obligations between SYNNEX and us, and our ongoing commercial relationship following the spin-off. While we believe these agreements will reflect market terms and are based on market pricing, the terms of these agreements are being negotiated while we are a wholly owned subsidiary of SYNNEX. Therefore, these agreements may not be as favorable to us as they might have been had they been negotiated by persons with no relationship to SYNNEX.

If the spin-off is determined to be taxable for U.S. federal income tax purposes, we, our stockholders, and SYNNEX could incur significant U.S. federal income tax liabilities.

If the spin-off fails to qualify for tax-free treatment, SYNNEX would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value, and our initial public stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. Under the tax matters agreement between SYNNEX and us, we will generally be required to indemnify SYNNEX for any taxes resulting from the separation (and related costs and other damages) to the extent such amounts resulted from (1) an acquisition of all or a portion of our equity securities or assets by any means, (2) any action or failure to act by us after the distribution affecting the voting rights of our stock, (3) other actions or failures to act by us, or (4) certain breaches of our agreements and representations in the tax matters agreement. For a more detailed discussion, see the section entitled “Certain Relationships and Related Party Transactions—Tax Matters Agreement.” Our indemnification obligations to SYNNEX and its subsidiaries, officers, and directors are not limited by any maximum amount. If we are required to indemnify SYNNEX or such other persons under the circumstances set forth in the tax matters agreement, we may be subject to substantial liabilities.

We must abide by certain restrictions to preserve the tax-free treatment of the spin-off and may not be able to engage in desirable acquisitions and other strategic or capital-raising transactions following the spin-off.

To preserve the tax-free treatment of the spin-off to SYNNEX and its stockholders, under a tax matters agreement that we will enter into with SYNNEX, for the two-year period following the distribution, we may be prohibited, except in specified circumstances, from:

•	issuing equity securities to satisfy financing needs;

•	acquiring businesses or assets with equity securities; or

•	engaging in mergers or asset transfers that could jeopardize the tax-free status of the distribution.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. For more information, see the sections entitled “Material U.S. Federal Income Tax Consequences of the Distribution.”

We are subject to potential indemnification liabilities to SYNNEX pursuant to the separation and distribution agreement.

The separation and distribution agreement with SYNNEX provides for, among other things, the principal corporate transactions required to effect the spin-off, certain conditions to the spin-off, and provisions governing our relationship with SYNNEX with respect to and following the spin-off. Among other things, the separation and distribution agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the separation and distribution, as well as those obligations of SYNNEX that we will assume pursuant to the separation and distribution agreement. If we are required to indemnify SYNNEX under the circumstances set forth in this agreement, we may be subject to substantial liabilities. For a description of this agreement, see the section entitled “Certain Relationships and Related Party Transactions—Separation and Distribution Agreement.”

No vote of the SYNNEX stockholders is required in connection with the spin-off and therefore SYNNEX stockholders have limited recourse.

No vote of the SYNNEX stockholders is required in connection with the spin-off. Accordingly, if this transaction occurs and you do not want to receive our common stock in the distribution, your only recourse will be to divest yourself of your SYNNEX common stock prior to the record date for the distribution.

The SYNNEX board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the spin-off and the related transactions at any time prior to the distribution date; in addition, the conditions to the spin-off may not be met.

The SYNNEX board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the spin-off and the related transactions at any time prior to the distribution date. This means that SYNNEX may cancel or delay the planned separation and distribution of our common stock if at any time the board of directors of SYNNEX determines that it is not in the best interests of SYNNEX and its stockholders. If the SYNNEX board of directors makes a decision to cancel the spin-off, stockholders of SYNNEX will not receive any distribution of our common stock and SYNNEX will be under no obligation whatsoever to its stockholders to distribute such common stock. In addition, the separation and distribution and related transactions are subject to the satisfaction or waiver by SYNNEX’ board of directors in its sole discretion of a number of conditions. We cannot assure you that any or all of these conditions will be met.

In connection with our separation from SYNNEX, SYNNEX will indemnify us for certain pre-distribution liabilities and liabilities related to SYNNEX assets; however, these indemnities may be insufficient to protect us against the full amount of such liabilities.

Pursuant to the separation and distribution agreement, SYNNEX will agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that SYNNEX agrees to retain, and there can be no assurance that SYNNEX will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from SYNNEX any amounts for which we are held liable, such indemnification may be insufficient to fully offset the financial impact of such liabilities and/or we may be required to bear these losses while seeking recovery from SYNNEX.

Following the spin-off, we will be a smaller company and may experience increased costs resulting from a decrease in purchasing power or from increased efforts to build and maintain relationships.

Prior to the spin-off, we have benefitted from the size and purchasing power of SYNNEX in sourcing certain products and services from third-parties, as well as from SYNNEX’ reputation as a Fortune 500 company with close to 40 years of operating experience. Following the spin-off, we will be a smaller company and are unlikely to have the same purchasing power that we had as part of SYNNEX. We may be unable to obtain products and services at prices and on terms as favorable as those available to us prior to the separation or may need to expend greater time and effort to build and maintain relationships with third parties, which could increase our costs and reduce our profitability.

Risks Related to Ownership of Concentrix Common Stock

There has been no prior market for our common stock, and we cannot guarantee that our stock price will not decline after the spin-off.

There has been no prior trading market for our common stock, and we cannot predict the price at which our common stock will trade after the spin-off date. The price at which our common stock trades is likely to fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

•	our financial results;

•	developments generally affecting the CX solutions industry;

•	the performance of our business and the performance of similar companies;

•	our capital structure, including the amount of our indebtedness;

•	the announcement of acquisitions or dispositions;

•	additions or departures of key personnel;

•	changes in market valuations of similar companies;

•	general economic, industry and market conditions;

•	the depth and liquidity of the market for our common stock;

•	fluctuations in currency exchange rates;

•	our dividend policy;

•	investor perception of our business and us;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	the volume of sales of Concentrix common stock by current SYNNEX stockholders following the spin-off; and

•	the impact of the factors referred to elsewhere in “Risk Factors.”

In addition, the stock market regularly experiences significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

A trading market may not develop for shares of our common stock, which could adversely affect the market price of those shares.

There is currently no trading market for shares of our common stock. We have applied to have our shares of common stock listed on the Nasdaq Global Select Market under the symbol “CNXC.” However, there can be no assurance that a trading market for our shares will develop or be sustained after the completion of the spin-off.

Substantial sales of our common stock may occur in connection with the distribution, which could cause our stock price to decline.

The shares of our common stock that SYNNEX intends to distribute to its stockholders generally may be sold immediately in the public market. Upon completion of the distribution, we expect that we will have an aggregate of approximately 51.5 million shares of common stock issued and outstanding, based on the number of outstanding shares of SYNNEX common stock as of [●], 2020. These shares will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

Although we have no actual knowledge of any plan or intention on the part of any 5% or greater stockholder to sell our shares following the distribution, it is possible that some SYNNEX stockholders, including possibly some of our large stockholders, will sell our common stock that they receive in the distribution. For example, SYNNEX stockholders may sell our common stock because our business profile or market capitalization as an independent company does not fit their investment objectives or because our common stock is not included in certain indices after the distribution. The sales of significant amounts of our common stock, or the perception in the market that this will occur, may result in the lowering of the market price of our shares.

We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends.

The payment of any dividends in the future, and the timing and amount thereof, to our stockholders will fall within the discretion of our board of directors. Our board of directors’ decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements, regulatory constraints, and other factors that our board of directors deems relevant. For more information, see “Dividend Policy.” Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if and when we commence paying dividends.

Your percentage ownership in Concentrix may be diluted in the future.

In the future, your percentage ownership in Concentrix may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees and purchases of shares from Concentrix through our employee stock purchase plan. We anticipate that the compensation committee of our board of directors will grant stock-based awards to our employees and directors after the distribution, from time to time, under our employee benefits plans. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

Certain provisions of our certificate of incorporation and bylaws and of Delaware law will make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

Certain provisions of our certificate of incorporation and bylaws and of Delaware law may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our stockholders. These provisions may include, among other things, the following:

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

•	stockholder action can only be taken at a special or regular meeting and not by written consent;

•	the inability of our stockholders to call a special meeting;

•	advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;

•	allowing only our board of directors to fill vacancies on our board of directors;

•	supermajority voting requirements to amend our bylaws and certain provisions of our certificate of incorporation; and

•	restrictions on an “interested stockholder” to engage in certain business combinations with us for a three-year period following the date the interested stockholder became such.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met. For more information, see “Description of Our Capital Stock”.

The concentration of ownership of our common stock among our executive officers, directors, and principal stockholders could allow them to influence matters requiring stockholder approval and could delay or prevent a change in control.

Based on our estimate as of [●] of 51.5 million shares of our common stock outstanding immediately upon completion of the spin-off, using the distribution ratio of one share of our common stock for each share of SYNNEX common stock, our executive officers, directors and principal stockholders are expected to own approximately [●]% of our outstanding common stock immediately upon completion of the spin-off. In particular, MiTAC Holdings Corporation (“MiTAC Holdings”) and its affiliates are expected to own approximately 18% of our common stock. MiTAC Holdings is a publicly-traded company on the Taiwan Stock Exchange. As a result, these stockholders have the potential ability to influence or control matters requiring stockholder approval, including the election of directors and the approval of mergers and acquisitions, or exert influence on actions of our board of directors. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” These statements involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performances, or achievements expressed or implied by the forward-looking statements. Forward-looking statements are statements that relate to future periods and include, but are not limited to, statements about:

•	our revenue, gross margins, operating costs, and results;

•	market growth and market and industry trends;

•	competition and pricing pressures, and the demand for customer experience outsourcing services;

•	our strategy and competitive strengths, our business model, our investment expectations and the services we offer;

•	concentration of client revenue and the performance of our clients’ products and services;

•	our international operations and foreign currency exchange rates;

•	the COVID-19 pandemic and its impact on our business;

•	adequacy of our internal controls, disclosure controls and procedures and information technology security practices;

•	our employee hiring, retention and turnover, and succession planning for key personnel;

•	global health and economic, political, and social conditions;

•	tax deductions and our effective tax rates;

•	our strategic acquisitions and divestitures of businesses and assets;

•	our goodwill;

•	changes in laws or regulations affecting our business;

•	our belief regarding the impact of current or future litigation, commitments and contingencies;

•	the impact of our accounting policies and recently issued accounting pronouncements;

•	our future needs for additional financing, the likely sources for such funding and the impact of such funding;

•	market risks;

•	adequacy of our capital resources to meet our capital and investment needs;

•	the terms, conditions and impact of the spin-off;

•	the terms of our agreements with SYNNEX;

•	general economic conditions in the United States and internationally;

•	fluctuations in the market for, and the concentration of ownership of, our equity;

•	our corporate governance plans; and

•	the elements of our director and executive compensation program.

In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “project,” “plan,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this information statement in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this information statement. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this information statement and our registration statement on Form 10 and the documents that we reference therein and have filed as exhibits to the registration statement, of which this information statement is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

THE SPIN-OFF

Background

On January 9, 2020, SYNNEX announced its intent to separate its Concentrix business into an independent, publicly-traded company. To accomplish this separation, SYNNEX intends to distribute the common stock of Concentrix Corporation to its stockholders on a pro rata basis. References to “we,” “our,” “us,” “the Company” or “Concentrix” refer to Concentrix Corporation and its consolidated subsidiaries after giving effect to the separation and distribution.

On [●], the distribution date, each SYNNEX stockholder will receive one share of Concentrix common stock for each share of SYNNEX common stock held at the close of business on the record date for the distribution, as described below. No SYNNEX stockholder will be required to make any payment, surrender or exchange your shares of SYNNEX common stock or take any other action to receive your shares of Concentrix common stock in the distribution. The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Spin-off Conditions.”

Reasons for the Spin-off

The SYNNEX board of directors believes that separating the Concentrix business from the remainder of SYNNEX is in the best interests of SYNNEX and its stockholders for a number of reasons, including the following:

•

Dedicated Management Teams with Enhanced Strategic Focus. The spin-off will allow each company to focus on and more effectively pursue its own distinct operating priorities and strategies and will enable the management of each company to focus on the unique needs and distinct markets of its business. As a distributor of information technology systems and products and provider of systems design and integration solutions, SYNNEX can focus on margin expansion and working capital efficiencies in its core business, pursuing organic growth with product offering expansion, and identifying and pursuing strategic opportunities. As a provider of technology-infused CX solutions, Concentrix can focus on expanding and deepening relationships with its existing clients, investing in technology and innovating solutions for its clients, and further expanding into adjacent markets beyond CRM BPO.

•

More Efficient Organizational Structure. The spin-off will create two companies, each with a simplified and more efficient organizational structure that will facilitate decision making fully aligned with the unique needs of its business.

•

Focused Capital Allocation. The spin-off will allow each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in the manner most appropriate for its distinct strategy and business needs.

•

Direct Access to Capital Markets and Ability to Pursue Strategic Opportunities. The spin-off will create an independent equity structure that will provide SYNNEX and Concentrix direct access to capital markets and facilitate the ability of each company to utilize its common stock for future acquisitions.

•

Improved Management Incentive Tools. The spin-off will facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s business, improving the alignment of management and employee incentives with performance and growth objectives.

•

Unique Investment Profile. The spin-off will allow investors to separately value SYNNEX and Concentrix based on their unique investment profiles and will provide investors with two distinct and targeted investment opportunities.

Neither Concentrix nor SYNNEX can assure you that, following the spin-off, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The SYNNEX board of directors also considered a number of potentially negative factors in evaluating the spin-off, including the following:

•

as part of SYNNEX, the Concentrix business has historically benefitted from SYNNEX’ larger size and purchasing power in procuring certain goods and services and some of the Concentrix client relationships may have been improved by the client’s relationship with SYNNEX;

•	we will incur costs as a stand-alone public company, which include an independent board of directors, stock exchange listing fees, audit, accounting, tax, legal, and other professional services costs;

•	the actions required to separate SYNNEX and Concentrix could disrupt our operations;

•	certain costs and liabilities that were otherwise less significant to SYNNEX as a whole will be more significant for Concentrix as a stand-alone company;

•

we may not achieve the anticipated benefits of the spin-off for a variety of reasons, including, among others: (i) the spin-off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) following the spin-off, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of SYNNEX; and (iii) following the spin-off, our business will be less diversified than SYNNEX’ business prior to the spin-off; and

•

to preserve the tax-free treatment of the separation and the distribution to SYNNEX for U.S. federal income tax purposes, under the tax matters agreement that Concentrix will enter into with SYNNEX, Concentrix will be restricted from taking actions that may cause the separation and distribution to be taxable to SYNNEX for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business for a period of time.

The SYNNEX board of directors concluded that the potential benefits of the spin-off outweighed these factors.

Manner of Effecting the Spin-off

The general terms and conditions relating to the spin-off are set forth in the separation and distribution agreement between SYNNEX and Concentrix. For a description of that agreement see, “Certain Relationships and Related Party Transactions—Separation and Distribution Agreement.”

On the distribution date, SYNNEX will effect the spin-off by delivering all of the outstanding shares of our common stock to Computershare Trust Company, N.A., as distribution agent, for distribution to the holders of record of SYNNEX common stock at the close of business on the record date. The distribution will be made in book-entry form on the basis of one share of our common stock for each share of SYNNEX common stock held on the record date of [●].

A book-entry account statement reflecting your ownership of shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [●]. If you hold physical share certificates that represent your SYNNEX common shares and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Concentrix common stock that have been registered in book-entry form in your name.

Capital Structure

In connection with the spin-off, Concentrix expects to incur new third-party borrowings of approximately $1.1 billion. Substantially all of the proceeds from such indebtedness will be transferred to SYNNEX on or prior to the distribution to eliminate debt owed by Concentrix to SYNNEX and in exchange for the contribution of certain Concentrix trademarks from SYNNEX to Concentrix. The incurrence of indebtedness by Concentrix and the transfer of the proceeds to SYNNEX will redistribute the amount of net debt owed by Concentrix and SYNNEX to third-party lenders upon the distribution. We currently expect to incur this indebtedness through $900 million of term loan borrowings under a new senior secured credit facility and an up to $350 million accounts receivable securitization facility, under which we expect to have approximately $200 million of borrowings upon the spin-off. In addition, we expect our new credit facility to include an up to $600 million revolving credit facility, which we expect to be undrawn immediately following the distribution. For more information on our anticipated capital structure and the indebtedness we expect to incur in connection with the spin-off, see “Unaudited Pro Forma Condensed Combined Financial Statements” and “Description of Material Indebtedness.”

Results of the Spin-off

After the spin-off, Concentrix will be an independent public company owning and operating our CX solutions business. Immediately after the spin-off, we expect to have approximately 5,000 holders of shares of our common stock and approximately 51.5 million shares of our common stock issued and outstanding based on the spin-off ratio described above and the anticipated number of beneficial stockholders and outstanding SYNNEX shares on [●], the record date. The actual number of shares to be distributed will be determined based on the number of SYNNEX shares outstanding on the record date.

The spin-off will not affect the number of outstanding SYNNEX shares or any rights of SYNNEX stockholders, although it will affect the market value of the outstanding SYNNEX common shares.

Market for Concentrix Common Stock

There is no existing market for our common stock. We have filed an application for listing on the Nasdaq Global Select Market under the symbol “CNXC.” We also expect that a “when-issued” trading market for our common stock will begin on or around the record date. The term “when-issued” means that shares can be traded prior to the time shares are actually available or issued. On the first trading day following the spin-off date, “when-issued” trading in our common stock will end and “regular-way” will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the second full business day following the date of a trade.

We cannot predict the trading prices for our common stock before or after the spin-off date. The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

•	our financial results;

•	developments generally affecting the CX solutions industry;

•	the performance of our business and the performance of similar companies;

•	our capital structure, including the amount of our indebtedness;

•	the announcement of acquisitions or dispositions;

•	additions or departures of key personnel;

•	changes in market valuations of similar companies;

•	general economic, industry and market conditions;

•	the depth and liquidity of the market for our common stock;

•	our dividend policy;

•	investor perceptions of our business and us;

•	fluctuations in currency exchange rates;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry; and

•	the impact of the factors referred to in “Risk Factors.”

We have appointed Computershare Trust Company, N.A. to serve as transfer agent and registrar for our common stock.

Transferability of Shares You Receive

Shares of Concentrix common stock distributed to holders in connection with the distribution will be transferable without registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), except for shares received by persons who may be deemed to be Concentrix affiliates. Persons who may be deemed to be Concentrix affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with Concentrix, which may include certain Concentrix executive officers, directors or principal stockholders. Securities held by Concentrix affiliates will be subject to resale restrictions under the Securities Act. Concentrix affiliates will be permitted to sell shares of Concentrix common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Spin-off Conditions

We expect that the spin-off will be effective on the spin-off date, [●], provided that, among other things:

•

the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, no stop order suspending the effectiveness of our registration statement is in effect, no proceedings for such purpose have been instituted or threatened by the SEC, and this information statement has been made available to SYNNEX stockholders;

•

SYNNEX has received an opinion from Ernst & Young LLP regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code;

•	the transfer of assets and liabilities between SYNNEX and Concentrix shall be completed in accordance with the separation and distribution agreement;

•

an independent appraisal firm shall have delivered one (1) or more opinions to the SYNNEX board of directors confirming the solvency and financial viability of SYNNEX before the consummation of the distribution and each of SYNNEX and Concentrix after the consummation of the distribution, and such opinions shall be acceptable to SYNNEX in form and substance in SYNNEX’ sole discretion, and such opinions shall not have been withdrawn, rescinded, or modified in any respect;

•	the actions and filings necessary under applicable U.S. federal, U.S. state or other securities or blue sky laws have been taken or made and, where applicable, have become effective or been accepted;

•	any approvals or notifications of any governmental authorities required to complete the separation and distribution have been obtained;

•	SYNNEX and Concentrix have entered into the separation and distribution agreement, the employee matters agreement and the tax matters agreement;

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions is in effect;

•

the shares of Concentrix common stock to be distributed to SYNNEX stockholders in the distribution have been accepted for listing on the Nasdaq Global Select Market, subject to official notice of distribution; and

•

no other events or developments exist or have occurred that, in the judgment of SYNNEX’ board of directors, in its sole discretion, make it inadvisable to effect the separation, the distribution or the other related transactions.

The fulfillment of the foregoing conditions will not create any obligation on SYNNEX’ part to effect the spin-off, and the SYNNEX board of directors has reserved the right to amend, modify or abandon the spin-off and the related transactions at any time prior to the spin-off date. SYNNEX may, in its sole discretion, also waive any of these conditions. SYNNEX does not intend to notify its stockholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, the SYNNEX board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed, or the liabilities to be assumed in the separation. To the extent that the SYNNEX board of directors determines that any modifications by SYNNEX materially change the material terms of the distribution, SYNNEX will notify SYNNEX stockholders informing them about such modifications as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of SYNNEX who will receive shares of our common stock in the spin-off. It is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on its cover. Changes may occur after that date, and unless required by U.S. securities law, we will not update the information except in the normal course of our public disclosure obligations and practices.

Accounting Treatment

The spin-off will be accounted for by SYNNEX on a historical cost basis, and no gain or loss will be recorded.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

The following is a summary of the material U.S. federal income tax consequences to SYNNEX and SYNNEX stockholders in connection with the distribution. This summary is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary is for general information purposes only and is not tax advice. This summary assumes that the separation will be consummated in accordance with the separation agreement and as described in this information statement.

Except as specifically described below, this summary is limited to SYNNEX stockholders that are “U.S. Holders,” as defined immediately below. For purposes of this summary, a U.S. Holder is a beneficial owner of SYNNEX common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (1) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all its substantial decisions, or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to SYNNEX stockholders in light of their particular circumstances, nor does it address the consequences to SYNNEX stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions, or insurance companies;

•	persons who acquired shares of SYNNEX common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10 percent or more, by voting power or value, of SYNNEX’ equity;

•

holders owning SYNNEX common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or former long-term residents of the U.S.;

•	holders who are subject to the alternative minimum tax; or

•	persons that own SYNNEX common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to stockholders who do not hold shares of SYNNEX common stock as a capital asset. Moreover, this summary does not address any state, local, or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of SYNNEX common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Treatment of the Distribution

It is a condition to the distribution that SYNNEX receives the Tax Opinion (as defined below), in form and substance acceptable to SYNNEX, substantially to the effect, among other things, that the distribution, together with certain related transactions, will qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code.

Assuming the distribution qualifies as tax-free under Sections 368(a)(1)(D) and 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by SYNNEX as a result of the distribution;

•	no gain or loss will be recognized by, or be includible in the income of, a SYNNEX stockholder solely as a result of the receipt of Concentrix common stock in the distribution;

•

the aggregate tax basis of the shares of SYNNEX common stock and shares of Concentrix common stock in the hands of each SYNNEX stockholder immediately after the distribution will be the same as the aggregate tax basis of the shares of SYNNEX common stock held by such holder immediately before the distribution, allocated between the shares of SYNNEX common stock and shares of Concentrix common stock in proportion to their relative fair market values immediately following the distribution; and

•	the holding period with respect to shares of Concentrix common stock received by SYNNEX stockholders will include the holding period of their shares of SYNNEX common stock.

SYNNEX stockholders that have acquired different blocks of SYNNEX common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, our shares distributed with respect to blocks of SYNNEX common stock.

Ernst & Young LLP will provide a tax opinion (“Tax Opinion”) to SYNNEX which will be based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and SYNNEX make. In rendering the Tax Opinion, Ernst & Young LLP also will rely on certain covenants that we and SYNNEX enter into, including the adherence by SYNNEX and us to certain restrictions on their and our future actions. If any of the facts, representations, assumptions, or undertakings described or made in connection with the Tax Opinion are not correct, are incomplete or have been violated, Ernst & Young LLP may not be able to provide the Tax Opinion, the ability to rely on the Tax Opinion could be jeopardized, or the tax consequences of the distribution could differ from those described above. We are not aware of any facts or circumstances, however, that would cause these facts, representations, or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect. In addition, Ernst & Young LLP’s ability to provide the Tax Opinion will depend on the absence of changes in existing facts or law between the dates of this information statement and the closing date of the distribution.

We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the Tax Opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all those conclusions and that a court could sustain that contrary position. You should note that SYNNEX does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the distribution or related transactions. The Tax Opinion is not binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the validity of the distribution and related transactions as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code or that any such challenge ultimately will not prevail.

If, notwithstanding the conclusions that we expect to be included in the Tax Opinion, it is ultimately determined that the distribution does not qualify as tax-free under Section 355 of the Code for U.S. federal income tax purposes, then generally SYNNEX would recognize corporate level taxable gain on the distribution in an amount equal to the excess, if any, of the fair market value of Concentrix common stock distributed to SYNNEX stockholders on the distribution date over SYNNEX’ tax basis in such stock. Alternatively, in the event that SYNNEX and we jointly make an election under Section 336(e) of the Code with respect to the distribution, in general, (i) the SYNNEX group would recognize taxable gain as if we had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of Concentrix common stock and the assumption of all of our liabilities and (ii) we would obtain a related step-up in the basis of its assets.

In addition, if the distribution is ultimately determined not to qualify as tax-free under Section 355 of the Code for U.S. federal income tax purposes, each SYNNEX stockholder that receives shares of Concentrix common stock in the distribution would be treated as receiving a distribution in an amount equal to the fair market value of Concentrix common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of SYNNEX’ current and accumulated earnings and profits, including SYNNEX’ taxable gain, if any, on the distribution, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in SYNNEX stock and thereafter treated as capital gain from the sale or exchange of SYNNEX stock. In that case, a SYNNEX stockholder’s basis in the distributed Concentrix common stock would equal that stock’s fair market value when distributed and a SYNNEX stockholder’s holding period for the distributed Concentrix common stock would begin the day following the distribution.

Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the distribution may result in corporate level taxable gain to SYNNEX under Section 355(e) of the Code if either we or SYNNEX undergoes a 50 percent or greater ownership change as part of a plan or series of related transactions that includes the distribution, potentially including transactions occurring after the distribution. The process for determining whether one or more acquisitions or issuances triggering this provision has occurred, the extent to which any such acquisitions or issuances results in a change of ownership and the cumulative effect of any such acquisitions or issuances together with any prior acquisitions or issuances is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If an acquisition or issuance of stock triggers the application of Section 355(e) of the Code, SYNNEX would recognize taxable gain as described above, but the distribution would be tax-free to each SYNNEX stockholder. In certain cases, Concentrix may be required to indemnify SYNNEX for all or part of the tax liability resulting from the application of Section 355(e). For further details regarding our potential indemnity obligation, see the section entitled “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

U.S. Treasury Regulations require certain stockholders that receive stock in a distribution to attach a detailed statement setting forth certain information relating to the distribution to their respective U.S. federal income tax returns for the year in which the distribution occurs. We urge you to consult your tax advisor to determine whether you are required to file such statement. SYNNEX will provide stockholders who receive Concentrix common stock in the distribution with the information necessary to comply with such requirement. In addition, all stockholders are required to retain permanent records relating to the amount, basis, and fair market value of Concentrix common stock received in the distribution and to make those records available to the IRS upon request of the IRS.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

DIVIDEND POLICY

On March 24, 2020, as a result of the unpredictable economic environment due to the impact of the COVID-19 pandemic, SYNNEX announced the suspension of its quarterly dividend. On June 25, 2020, SYNNEX announced that consideration to reinstate the dividend will be assessed after a few more quarters of consistent performance and market stability.

The payment of any dividends by Concentrix following the separation, and the timing and amount thereof, is within the discretion of our board of directors. Our board of directors’ decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements, regulatory constraints and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if and when we commence paying dividends.

CAPITALIZATION

The following table shows Concentrix’ capitalization as of August 31, 2020 on both a historical basis and an unaudited pro forma basis giving effect to our anticipated post-spin-off capital structure. This table should be read together with our “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical and unaudited combined financial statements and the notes to those statements included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical financial statements, see “Unaudited Pro Forma Combined Financial Statements.”

The pro forma capitalization is not necessarily indicative of our capitalization had the spin-off and our anticipated post-spin-off capital structure been completed on the date assumed. The pro forma capitalization below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly-traded company at that date and is not necessarily indicative of our future capitalization or financial condition.

	As of August 31, 2020
($ in thousands, except par value)	Actual	Pro Forma
Cash and cash equivalents	$93,341	$85,341

Capitalization
Debt:
Loan receivable from Parent(1)	(73,425)	—
Loans payable to Parent(1)	1,721,207	—
New indebtedness(2)	—	1,092,000

Total indebtedness	1,647,782	1,092,000

Equity:
Parent company investment	1,638,529	—
Common stock, par value $0.0001	—	5
Additional paid-in capital	—	2,247,024
Accumulated other comprehensive income (loss)	(10,562)	(10,562)

Total equity	1,627,967	2,236,467

Total capitalization	$3,275,749	$3,328,467

(1)	Represents the amount of loan receivable and loan payable from and to SYNNEX, which are expected to be settled in connection with the spin-off and capitalization.
(2)

Pro forma new indebtedness represents approximately $1.1 billion of new borrowings less approximately $8 million of debt issuance costs. The debt issuance costs will be funded by Concentrix, capitalized as a reduction of long-term debt and amortized over the weighted-average term of the borrowings.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following selected combined financial data are qualified by reference to, and should be read together with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement and the combined financial statements and accompanying notes included elsewhere in this information statement. The selected combined statements of operations and other data presented below for the nine-month periods ended August 31, 2020 and 2019 and the combined balance sheet data as of August 31, 2020 have been derived from our unaudited combined financial statements included elsewhere in this information statement. The selected combined statements of operations and other data presented below for fiscal years 2019, 2018 and 2017 and the combined balance sheet data as of November 30, 2019 and 2018 have been derived from our audited combined financial statements included elsewhere in this information statement. The combined statements of operations and other data for fiscal years 2016 and 2015 and the combined balance sheet data as of November 30, 2017, 2016 and 2015 have been derived from our unaudited combined financial statements that are not included in this information statement. The combined statements of operations data include the operating results from our acquisitions from the closing date of each acquisition. Historical operating results are not necessarily indicative of the results that may be expected for any future period. The historical operating results reflect allocations of certain costs incurred by SYNNEX on behalf of Concentrix. While we believe the allocations to be reasonable, it is possible that actual costs incurred in the future could differ from those presented herein. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Notes 1, 2 and 3 to our combined financial statements included elsewhere in this information statement for a discussion of factors, such as business combinations and the adoption of new accounting guidance, that affect the comparability of the following selected combined financial data.

	Nine Months Ended		Fiscal Years Ended November 30,
	August 31, 2020	August 31, 2019	2019	2018	2017	2016	2015
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Statements of Operations Data: (in thousands)
Revenue	$3,418,676	$3,495,076	$4,707,912	$2,463,151	$1,990,180	$1,587,736	$1,416,670
Gross profit	1,202,893	1,290,017	1,748,448	937,552	749,154	615,447	538,314
Operating income	188,554	192,878	294,332	144,761	114,623	63,877	51,127
Net income	100,184	85,294	117,164	48,271	72,250	37,101	22,154

	As of August 31, 2020	As of November 30,
		2019	2018	2017	2016	2015
	(unaudited)			(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data: (in thousands)
Cash and cash equivalents	$93,341	$79,656	$123,389	$123,499	$125,603	$96,328
Working capital(1)	(1,299,933)	(1,398,703)	(1,714,155)	(577,639)	(653,279)	(331,551)
Total assets	5,119,394	4,653,755	4,766,993	1,668,407	1,536,747	1,048,560
Borrowings, current	—	—	69,762	12,000	12,000	—
Total Parent equity	1,627,967	1,469,841	1,319,802	261,543	163,109	156,977

(1)

Working capital is negative due to the inclusion of loans payable to Parent for acquisitions related to the Concentrix business and for ongoing operations. As part of the separation, these loans will be refinanced by a combination of current and long-term debt and consequently, working capital is expected to be positive.

	Nine Months Ended		Fiscal Years Ended November 30,
	August 31, 2020	August 31, 2019	2019	2018	2017	2016	2015
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Other Data: (in thousands)
Depreciation	$93,488	$106,523	$139,174	$80,274	$65,616	$52,102	$36,755
Amortization	110,190	125,181	166,606	74,324	64,252	52,833	52,126

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements presented below have been derived from Concentrix’ historical unaudited combined statements of operations for the nine months ended August 31, 2020 and historical audited combined statements of operations for the year ended November 30, 2019, and the unaudited combined balance sheet as of August 31, 2020 included elsewhere in this information statement. The unaudited pro forma condensed combined financial statements should be read in conjunction with Concentrix’ historical combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this information statement. The unaudited pro forma condensed combined statement of operations has been prepared to give effect to the Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred or had become effective as of December 1, 2018. The unaudited pro forma condensed combined balance sheet has been prepared to give effect to the Pro Forma Transactions as though the Pro Forma Transactions had occurred on August 31, 2020.

Our unaudited pro forma condensed combined financial statements have been prepared based on available information, assumptions, and estimates that management believes are reasonable. The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only, and do not reflect what Concentrix’ financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of its future financial position and future results of operations.

Our unaudited pro forma condensed combined financial statements have been prepared to reflect adjustments to our audited historical combined financial statements that are: (i) factually supportable, (ii) directly attributable to the distribution, and, for purposes of the combined statements of operations, (iii) expected to have continuing impact on our results of operations. The unaudited pro forma condensed combined financial statements have been adjusted to give effect to the following (the “Pro Forma Transactions”):

•	The issuance of shares of Concentrix common stock;

•	The tax-free distribution, for U.S. federal income tax purposes, of Concentrix common stock to SYNNEX stockholders and the resulting elimination of SYNNEX’ historical investment in Concentrix;

•	Our anticipated post-distribution capital structure; and

•	The impact of, and transactions contemplated by the separation and distribution agreement, tax matters agreement and employee matters agreement.

Our historical combined statements of operations includes allocations of certain expenses relating to support functions historically provided by SYNNEX. To operate as an independent public company, we expect to incur costs to replace those services previously provided by SYNNEX in addition to incremental stand-alone costs. Due to the immaterial nature of these activities, the fact that Concentrix has been independently managed and resourced, the amount and timing of these incremental costs could vary but are not expected to be materially different from the as reported amounts. Consequently, such costs are not included in the Pro Forma Transactions.

The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this information statement.

Unaudited Pro Forma Condensed Combined Statement of Operations

(currency and shares in thousands, except per share amounts)

Nine Months Ended August 31, 2020

	As Reported	Pro Forma Adjustments	Notes		Pro Forma
Revenue
Customer experience services	$3,403,305	$—			$3,403,305
Customer experience services to Parent	15,371	—			15,371

Total revenue	3,418,676	—			3,418,676
Cost of revenue
Cost of revenue for customer experience services	2,206,256	—			2,206,256
Cost of revenue related to services to Parent	9,527	—			9,527

Gross profit	1,202,893	—			1,202,893
Selling, general and administrative expenses	(1,014,339)	—			(1,014,339)

Operating income	188,554	—			188,554
Interest expense (primarily related to borrowings from Parent) and finance charges, net	(39,515)	39,515	(a	)	—
Interest expense (third party) and finance charges, net	—	(20,370)	(b	)	(20,370)
Other income, net	4,283	—			4,283

Income before income taxes	153,322	19,145			172,467
Provision for income taxes	(53,138)	(4,127)	(c	)	(57,265)

Net income	$100,184	$15,018			$115,202

Pro forma earnings per common share:
Basic			(e	)	$2.24

Diluted			(f	)	$2.22

Pro forma weighted-average common shares outstanding:
Basic			(e	)	50,930

Diluted			(f	)	51,251

(Amounts may not add due to rounding)

The accompanying notes are an integral part of these unaudited combined pro forma financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

(currency and shares in thousands, except per share amounts)

Year Ended November 30, 2019

	As Reported	Pro Forma Adjustments	Notes		Pro Forma
Revenue
Customer experience services	$4,687,327	$—			$4,687,327
Customer experience services to Parent	20,585	—			20,585

Total revenue	4,707,912	—			4,707,912
Cost of revenue
Cost of revenue for customer experience services	2,946,664	—			2,946,664
Cost of revenue related to services to Parent	12,800	—			12,800

Gross profit	1,748,448	—			1,748,448
Selling, general and administrative expenses	(1,454,116)	—			(1,454,116)

Operating income	294,332	—			294,332
Interest expense (primarily related to borrowings from Parent) and finance charges, net	(92,196)	92,196	(a	)	—
Interest expense (third party) and finance charges, net	—	(27,155)	(b	)	(27,155)
Other income (expense), net	2,280	—			2,280

Income before income taxes	204,416	65,041			269,457
Provision for income taxes	(87,252)	(12,975)	(c	)	(100,227)

Net income	$117,164	$52,066			$169,230

Pro forma earnings per common share:
Basic			(e	)	$3.28

Diluted			(f	)	$3.26

Pro forma weighted-average common shares outstanding:
Basic			(e	)	50,930

Diluted			(f	)	51,251

(Amounts may not add due to rounding)

The accompanying notes are an integral part of these unaudited combined pro forma financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet

(currency in thousands, except par value)

At August 31, 2020

	As Reported	Pro Forma Adjustments	Notes		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$93,341	$(8,000)	(b	)	$85,341
Accounts receivable, net	940,091	—			940,091
Receivable from SYNNEX Corporation (“Parent”)	26,298	(26,298)	(a	)	—
Loan receivable from Parent	73,425	(73,425)	(a	)	—
Other current assets	233,029	—			233,029

Total current assets	1,366,184	(107,723)			1,258,461
Property and equipment, net	423,438	—			423,438
Goodwill	1,835,526	—			1,835,526
Intangible assets, net	835,776	—			835,776
Deferred tax assets	72,956	—			72,956
Other assets	585,514	—			585,514

Total assets	$5,119,394	$(107,723)			$5,011,671

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$117,796	—			117,796
Payable to Parent	87,016	(87,016)	(a	)	—
Loans payable to Parent	1,721,207	(1,721,207)	(a	)	—
Accrued compensation and benefits	360,609	—			360,609
Other accrued liabilities	354,040	—			354,040
Income taxes payable	25,449	—			25,449

Total current liabilities	2,666,117	(1,808,223)			857,894
Long-term debt	—	1,092,000	(b	)	1,092,000
Other long-term liabilities	653,567	—			653,567
Deferred tax liabilities	171,743	—			171,743

Total liabilities	3,491,427	(716,223)			2,775,204

Equity:
Common stock ($0.0001 par value)	—	5	(d	)	5
Additional paid-in capital	—	2,247,024	(d	)	2,247,024
Parent company investment	1,638,529	(1,638,529)	(d	)	—
Accumulated other comprehensive income (loss)	(10,562)	—			(10,562)

Total equity	1,627,967	608,500			2,236,467

Total liabilities and equity	$5,119,394	$(107,723)			$5,011,671

(Amounts may not add due to rounding)

The accompanying notes are an integral part of these unaudited combined pro forma financial statements.

(a)	Related party receivable and payable and related interest expense and finance charges, net

In connection with the separation, SYNNEX will settle all receivables and payables (including Loan receivable and Loan payable) from and to Concentrix. The pro forma adjustments related to the settlement of these amounts are reflected in the unaudited pro forma combined balance sheet as of August 31, 2020 as follows:

Loan receivable from Parent	$(73,425)
Loan payable to Parent	(1,721,207)
Parent company investment	$1,647,782

Receivable from SYNNEX Corporation	$(26,298)
Payable to parent	(87,016)
Parent company investment	$60,718

The adjustment to our historical interest expense (primarily related to borrowings from Parent) and finance charges, net to give effect to the related party loan payable and receivable is presented below:

	Nine Months Ended August 31, 2020	Year Ended November 30, 2019
Interest expense (primarily related to borrowings from Parent) and finance charges, net	$39,515	$92,196

(b)	Debt financing and related interest expense and finance charges, net

In connection with our separation capitalization plan, we expect to incur new third-party borrowings of approximately $1.1 billion at an estimated weighted average interest rate of approximately 2.10% immediately following the separation and transfer substantially all of the proceeds from such indebtedness to SYNNEX. The incurrence of indebtedness by Concentrix and the transfer of the proceeds to SYNNEX will redistribute the amount of net debt owed by Concentrix and SYNNEX to third-party lenders upon the distribution. We currently expect to affect this separation capitalization plan through a combination of some or all of the following types of borrowings:

•	$900,000 of term loan borrowings under a new senior secured credit facility; and

•	an up to $350,000 accounts receivable securitization facility, under which we expect to have $200,000 of borrowings at the distribution date.

In addition, we expect our new credit facility to include an up to $600 million revolving credit facility, which we expect to be undrawn at the distribution date. For purposes of these unaudited pro forma combined financial statements, we have assumed that the additional borrowings will be long-term debt. Debt issuance costs are expected to be approximately $8 million and will be capitalized as a reduction of long-term debt and amortized over the initial weighted-average term of the borrowings. The actual mix of our debt and the amount of debt issuance costs incurred at the distribution date will depend on a number of factors, including market conditions at the time we incur such debt. With respect to the additional debt we expect to incur in connection with the separation, we have assumed an initial annual interest rate of approximately 2.25% for the term loan borrowings and 1.4% for the accounts receivable securitization facility and terms of five years for the term loan borrowings and two years for the accounts receivable securitization facility. The assumed annual interest rates were derived from information received from prospective lenders, which is based on current market conditions and for interest rates based on the current London Interbank Offered Rate (“LIBOR”) rate, plus an applicable margin. The actual interest rates and term of any such indebtedness may vary from these assumptions and will depend upon the final debt structure that we execute prior to the spin-off and distribution as well as market conditions at that time.

The adjustment to interest expense (third party) and finance charges, net for the nine months ended August 31, 2020 and the year ended November 30, 2019 to give effect to the incurrence of the debt described above is presented below:

	Nine Months Ended August 31, 2020	Year Ended November 30, 2019
Interest expense (third party) and finance charges, net	$19,090	$25,450
Amortization of debt issuance costs	1,280	1,705

Total	$20,370	$27,155

Interest on additional debt excludes interest associated with borrowings under the anticipated revolving credit facility, which is not expected to be drawn at the distribution date. However, this revolving credit facility is expected to be utilized from time to time following the distribution date and could have an outstanding balance of up to an estimated amount of approximately $600 million at an estimated annual interest rate of approximately 2.25%.

Each 0.100% change in the estimated weighted average annual interest rate would cause pro forma interest expense to change by approximately $1.1 million on an annual basis (not including any additional interest expense attributable to borrowings under the revolving credit facility described above).

For purposes of these unaudited pro forma combined financial statements, the adjustment to Parent company investment represents the distribution to SYNNEX of all of the proceeds from the new indebtedness. The pro forma adjustment is as follows:

Long-term debt	$1,100,000
Parent company investment	$(1,100,000)

The remaining adjustment to our balance sheet represents our funding of debt issuance costs, which are treated as a reduction of long-term debt:

Cash	$(8,000)
Long-term debt	$(8,000)

(c)	Resulting tax effects

The pro forma tax adjustments were determined using the statutory tax rate and applicable tax law in effect in the respective jurisdictions during the periods presented. The applicable tax rates could be different (higher or lower) depending on the jurisdictional mix of the adjustments subsequent to the separation.

(d)	Recapitalization of equity adjustments

Reflects the pro forma recapitalization of our equity. Adjustments reflect the following:

(i)

As of the distribution date, SYNNEX’ investment in our business will be redesignated as our stockholders’ equity and will be allocated between common stock and additional paid-in-capital based on the number of shares of our common stock outstanding at the distribution date. SYNNEX stockholders will receive shares of our common stock assuming a distribution ratio of one share of our common stock for every one share of SYNNEX common stock outstanding as of the record date of the distribution (51.5 million shares outstanding as of August 31, 2020); and

(ii)	the balancing entry to reflect the effect of the other pro forma adjustments.

The pro forma adjustment related to recapitalization of our equity as of August 30, 2020 is as follows:

Common stock ($0.0001 par value)	$5
Additional paid in capital	2,247,024
Parent company investment	$(2,247,029)

(e)	Pro forma basic earnings per share / weighted average shares outstanding

Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are estimated based on number of SYNNEX outstanding shares, which is the number of shares of our common stock expected to be outstanding following the separation less restricted stock awards, as a result of the application of the two-class method. See note (d) for further details.

(f)	Pro forma diluted earnings per share / weighted average shares outstanding

Pro forma diluted earnings per share and pro forma weighted-average basic shares outstanding are estimated based on the number of shares as described in note (e) above, plus incremental shares assuming exercise of dilutive outstanding stock options and restricted stock units. This calculation may not be indicative of the dilutive effect that will actually result from Concentrix stock-based awards issued in connection with the adjustment of outstanding SYNNEX stock-based awards or the grant of new stock-based awards. The number of dilutive common shares underlying Concentrix stock-based awards issued in connection with the adjustment of outstanding SYNNEX stock-based awards will not be determined until the distribution date or shortly thereafter.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical combined financial statements, the notes to those combined financial statements, the unaudited pro forma condensed combined financial statements, and the notes to those pro forma condensed combined financial statements included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see “Risk Factors” and “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

References to “we,” “our,” “us,” “the Company” or “Concentrix” refer to the combined entities of the customer experience business of SYNNEX Corporation (“SYNNEX” or the “Parent”).

Certain comparisons of the year-over-year changes in revenue, cost of revenue and selling, general and administrative expenses in the discussion of our results of operations for the fiscal years ended November 30, 2019, 2018 and 2017 include a supplemental comparison as if the Company’s acquisition of Convergys had occurred at the beginning of the earliest year in the comparison. These supplemental comparisons can be identified by the language “if the Convergys acquisition had occurred at the beginning of [the relevant fiscal year].” The amounts used in these supplemental comparisons were determined by adding (x) the Convergys results of operations for the relevant period prior to the Company’s acquisition of Convergys to (y) the Company’s combined results of operations for the relevant periods. We believe the presentation of this supplemental information is useful because the Convergys acquisition had a significant impact on revenue, cost of revenue, and selling, general and administrative expenses for the post-acquisition period and the supplemental comparison enables readers to better understand changes in the combined business. The amounts include adjustments for amortization of intangibles expense and acquisition-related transaction costs as if the Convergys acquisition occurred at the beginning of the referenced periods. These supplemental comparisons are provided for informational purposes only and may not necessarily reflect the results of operations that would have occurred had the Convergys acquisition actually occurred as of the beginning of any period referenced.

Overview and Basis of Presentation

Concentrix is a leading global provider of technology-infused Customer Experience (“CX”) solutions, centered on helping our clients enhance the brand experience for their end-customers. We provide end-to-end capabilities that help drive deep customer understanding and engagement. Our solutions facilitate communication between our clients and their customers, provide analytics and process optimization, and support client-centric operations and back-office processing across the enterprise. Our differentiated portfolio of solutions supports Fortune Global 500 as well as high-growth companies across the globe in their efforts to deliver an optimized, consistent brand experience across all channels of communication, such as voice, chat, email, social media, asynchronous messaging, and custom applications. We strive to deliver exceptional services globally supported by our deep industry knowledge, technology and security practices, talented people, and digital and analytics expertise.

We generate revenue from performing services that are generally tied to our clients’ products and services. Any shift in business or the size of the market for our clients’ products or services, or any failure of technology or failure of acceptance of our clients’ products or services in the market may impact our business. The employee turnover rate in our business is high, as is the risk of losing experienced employees. High employee turnover rates may increase costs and decrease operating efficiencies and productivity.

On January 9, 2020, SYNNEX announced its intent to separate its Concentrix business into an independent, publicly traded company. The combined financial statements, which are discussed below, reflect the results of operations, financial position, and cash flows of our business and are derived from the historical results of operations and the historical basis of the assets and liabilities of the CX business of SYNNEX from its consolidated financial statements as if we had been operating on a stand-alone basis prior to the spin-off and related transactions. We believe that the assumptions made in preparing our combined financial statements are reasonable. However, our historical results may not be indicative of our future performance and do not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, stand-alone entity during the periods presented, particularly because changes will occur in our operations and capitalization as a result of the spin-off and related transactions. Please read “Unaudited Pro Forma Condensed Combined Financial Statements” for more information.

In particular, the financial information included herein does not reflect the changes that will occur in our funding as a result of the spin-off. Historically, we have been funded primarily through borrowings from SYNNEX, and while those borrowings required that we pay interest to SYNNEX, there is no guarantee that the interest rates paid to third-party financing sources will be the same as the rates paid to SYNNEX. With the exception of these items discussed above, we do not expect any significant changes in the daily operations of our business.

In December 2019, there was an outbreak of a new strain of coronavirus (“COVID-19”). In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and labor force participation, and created significant volatility and disruption of financial markets. “Shelter-in-place” restrictions by various governments around the world negatively impacted our results of operations for the nine months ended August 31, 2020, and was most acute during the second quarter of fiscal year 2020, as many of our employees were unable to work productively during the period despite client demand. We also incurred incremental costs associated with allowances for doubtful accounts and higher salaries and employee related expenses. We successfully transitioned a signification portion of our workforce to a remote working environment throughout the second quarter of 2020 and implemented a number of safety and social distancing measures in our sites to protect the health and safety of employees. At the end of the third quarter of fiscal year 2020, the majority of our workforce was productive.

The extent of the continued impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, including the duration, spread and severity of the pandemic, country and state restrictions regarding virus containment, accessibility to the Company’s delivery and operations locations, our continued utilization of remote work environments in response to future health and safety instructions, the pace at which the Company is able to ramp back to seasonal business levels, and the impact to the Company’s clients’ businesses and the demand for their products and services, all of which are uncertain and cannot be predicted. We are unable to predict how long the pandemic conditions will persist, what additional measures may be introduced by governments or our clients and the effect of any such additional measures on our business. As a result, many of the estimates and assumptions involved in preparation of the interim financial statements included in this Information Statement required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve with respect to the pandemic, our estimates may materially change in future periods. Accordingly, current results and financial condition discussed herein may not be indicative of future operating results and trends.

The separation, which was delayed by SYNNEX due to the focus on managing the economic impact of COVID-19 pandemic, barring further economic disruption, is now expected to be completed in the fourth quarter of calendar year 2020, subject to current economic and capital market trends.

Revenue and Cost of Revenue

We generate revenue through the provision of customer experience solutions to our clients pursuant to client contracts. Our client contracts typically consist of a master services agreement, supported in most cases by multiple statements of work, which contains the terms and conditions of each contracted solution. Our agreements can range from less than one year to over five years in term and are subject to early termination by our clients for any reason, typically with 30 to 90 days’ notice.

The market for customer experience solutions is generally characterized by flat unit prices. Approximately 96% of our revenue is recognized as services are performed based on staffing hours or the number of client customer interactions handled using contractual rates. Remaining revenues are derived from the sale of premise-based and hosted self-care and technology solutions and the provision of professional services. Revenues from the sale of these solutions and provision of services are typically recognized as the services are provided over the duration of the contract using contractual rates.

Our cost of revenue consists primarily of personnel costs related to the delivery of our solutions. The costs of our revenue can be impacted by the mix of client contracts, where we deliver the customer experience solution, additional lead time for programs to be fully scalable and transition and initial set-up costs. Our cost of revenue as a percentage of revenue has also fluctuated in the past, based primarily on our ability to achieve economies of scale, the management of our operating expenses, and the timing and costs incurred related to our acquisitions and investments.

During the nine months ended August 31, 2020 and 2019, approximately 72% and 75% of our combined revenue was generated from our non-U.S. operations. In fiscal years 2019, 2018 and 2017, approximately 76%, 69% and 65%, respectively, of our combined revenue was generated from our non-U.S. operations, and we expect this to continue. As a result, our revenue growth and profitability has been impacted, and we expect will continue to be impacted, by fluctuations in foreign currency exchange rates.

Margins

Our gross margins fluctuate and can be impacted by the mix of client contracts, services provided, shifts in the geography from which our customer experience services are delivered, client volume trends, and the amount of lead time that is required for programs to become fully scaled and transition and set-up costs. Our operating margin fluctuates based on changes in gross margins as well as overall volume levels, as we are able to gain scale efficiencies in our selling, general and administrative costs in periods of higher volume.

Economic and Industry Trends

The customer experience solutions industry in which we operate is competitive. Clients’ performance measures are based on competitive pricing terms and quality of services. Accordingly, we could be subject to pricing pressure and may experience a decrease in revenue and operating income. Our business operates in over 40 countries across 6 continents. We have significant concentrations in the Philippines, India, the United States, the United Kingdom, throughout Europe, China and Japan. Accordingly, we would be impacted by economic strength or weakness in these geographies and by the strengthening or weakening of local currencies relative to the U.S. Dollar.

Seasonality

Our revenue and margins fluctuate with the underlying trends in our clients’ businesses and trends in the level of consumer activity. As a result, our revenues and margins are typically higher in the fourth quarter of the year than in any other quarter.

Critical Accounting Policies and Estimates

The discussion and analysis of our combined financial condition and results of operations are based on our combined financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve the more significant judgments, estimates and/or assumptions used in the preparation of our combined financial statements.

Revenue Recognition

On December 1, 2018, we adopted Accounting Standards Codification Topic 606 applying the full retrospective method. See Note 2 to the combined financial statements included elsewhere in this information statement for information regarding the impact of adopting this new revenue standard.

We recognize revenue from our customer experience solutions contracts over time as the promised services are delivered to clients for an amount that reflects the consideration to which we are entitled in exchange for those services. We account for a contract with a client when it has written approval, the contract is committed, the rights of the parties, including payments terms, are identified, the contract has commercial substance and the consideration is probable of collection. Revenue is presented net of taxes collected from clients and remitted to government authorities. We generally invoice a client after the performance of services, or in accordance with the specific contractual provisions. Payments are due as per contract terms and do not contain a significant financing component. Service contracts may be based on a fixed price or on a fixed unit-price per transaction or other objective measure of output. We determine whether services performed during the initial phases of an arrangement, such as setup services, are distinct. In most cases, the arrangement is a single performance obligation comprised of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service). We record deferred revenue attributable to certain process transition and setup activities where such activities do not represent separate performance obligations. Billings related to such transition activities are classified under contract liabilities and subsequently recognized ratably over the period in which the related services are performed. We apply a measure of progress (typically time-based) to any fixed consideration and allocate variable consideration to the distinct periods of service based on usage. As a result, revenue is generally recognized over the period the services are provided on a usage basis. This results in revenue recognition that corresponds to the benefit to the client of the services transferred relative to the remaining services promised. Revenue on fixed price contracts is recognized on the straight-line basis over the term of contract service as the services are provided. Revenue on unit-price transactions is recognized using an objective measure of output including staffing hours or the number of transactions processed by service staff. Client contract terms can range from less than one year to more than five years.

Certain client contracts include additional payments from the client based upon the achievement of certain agreed-upon service levels and performance metrics. Certain contracts also provide for a reduction in consideration paid to the Company in the event that certain agreed-upon service levels or performance metrics are not achieved. Revenue related to such arrangements is accounted for as variable consideration when the likely amount of revenue to be recognized can be estimated to the extent that it is unlikely that a significant reversal will occur.

Business Combinations

We allocate the fair value of purchase consideration to the assets acquired and liabilities assumed generally based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The determination of the fair value of assets and liabilities may involve engaging independent third parties to perform an appraisal. When determining the fair values of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include, but are not limited to, expected future cash flows, which includes consideration of future growth rates and margins, attrition rates, and discount rates. Fair value estimates are based on the assumptions we believe a market participant would use in pricing the asset or liability. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available. At November 30, 2019, the measurement period has ended for all acquisitions.

Acquisitions

We continually seek to augment organic growth with strategic acquisitions of businesses and assets that complement and expand our existing capabilities. Recent acquisitions have sought to enhance our capabilities and domain expertise in our key verticals, expand our geographic footprint, and further expand into higher value service offerings. We are also strategically focused on further increasing our scale to support our clients.

The Convergys Acquisition

On October 5, 2018, we acquired 100% of Convergys Corporation (“Convergys”), a customer experience outsourcing company with approximately $2.7 billion in annual revenue for a purchase price of approximately $2.3 billion plus the assumption of outstanding debt. The acquisition added scale, diversified our revenue base, expanded our service delivery footprint, and strengthened our leadership position as a top global provider of customer experience services. The purchase price was paid as a combination of approximately $1.25 billion in cash and the issuance of $1.02 billion in SYNNEX stock.

The Tigerspike Acquisition

On July 31, 2017, we acquired 100% of Tigerspike Pty Ltd., a digital products company incorporated in Australia, specializing in strategy, experience design, development, and systems integration, for $67.0 million, after certain post-closing adjustments.

Goodwill

At August 31, 2020, we have goodwill of $1,835.5 million recorded on our combined balance sheet. We test goodwill for impairment annually, and at other times if events have occurred or circumstances exist that indicate that the carrying value of goodwill may no longer be recoverable. Based on our qualitative assessment in 2019, we concluded that it was not more likely than not that the fair value of our reporting unit was less than its carrying value. We have not recorded any impairment charges related to goodwill during the three-year period ended November 30, 2019 or during the nine months ended August 31, 2020.

Other Intangible Assets

At August 31, 2020, we had other intangible assets, net of amortization, with a carrying value of $835.8 million. This amount consists primarily of $831.1 million in client relationships. We evaluate the intangible assets for recoverability on an annual basis or if events or circumstances indicate a possible inability to recover their carrying value, by comparing estimates of undiscounted future cash flows to the carrying values of the related assets. We have not recorded any impairment charges related to other intangible assets during the three-year period ended November 30, 2019 or during the nine months ended August 31, 2020.

Recently Issued Accounting Pronouncements

For a summary of recent accounting pronouncements and the anticipated effects on our combined financial statements, see Note 2—Summary of Significant Accounting Policies to the combined financial statements included elsewhere in this information statement.

Results of Operations – Nine months ended August 31, 2020 and 2019

	Nine Months Ended
	August 31, 2020	August 31, 2019

	(in thousands)
Revenue
Customer experience services	$3,403,305	$3,480,275
Customer experience services to Parent	15,371	14,801

Total revenue	3,418,676	3,495,076
Cost of revenue
Cost of revenue for customer experience services	2,206,256	2,196,212
Cost of revenue related to services to Parent	9,527	8,847

Gross profit	1,202,893	1,290,017
Selling, general and administrative expenses	(1,014,339)	(1,097,139)

Operating income	188,554	192,878
Interest expense (primarily related to borrowings from Parent) and finance charges, net	(39,515)	(71,970)
Other income, net	4,283	2,681

Income before income taxes	153,322	123,589
Provision for income taxes	(53,138)	(38,295)

Net income	$100,184	$85,294

Revenue

	Nine Months Ended		Percent Change
	August 31, 2020	August 31, 2019	2020 to 2019
	(in thousands)
Industry vertical:
Technology and consumer electronics	$1,012,275	$939,384	7.8%
Communications and media	714,966	869,134	-17.7%
Retail, travel and ecommerce	558,412	564,516	-1.1%
Banking, financial services and insurance	526,948	498,884	5.6%
Healthcare	274,128	268,028	2.3%
Other	331,947	355,130	-6.5%

Total	$3,418,676	$3,495,076	-2.2%

We generate revenue by delivering our customer experience solutions to our clients categorized in the above primary industry verticals. These solutions focus on customer engagement, process optimization, and back-office automation. Included in our revenue is $15.4 million and $14.8 million for customer experience solutions that we delivered to SYNNEX during the nine months ended August 31, 2020 and 2019, respectively.

Our revenue decreased 2.2% in the nine months ended August 31, 2020, compared to the nine months ended August 31, 2019, primarily reflecting the impact of “shelter in place” restrictions in response to COVID-19 in various countries in which we operate, which was most acute during the second quarter of 2020. These restrictions adversely impacted the ability of many of our employees to work productively during the period despite client demand. Revenue from clients in our technology and consumer electronics vertical increased as a result of increased volumes from several hardware and software manufacturing clients, including our largest client in this vertical. These increases were partially offset by a small decrease in a few other hardware and software manufacturing clients. Revenue from clients in our communications and media vertical decreased primarily due to a decrease in revenues from several clients in this vertical, including our largest communications client, caused by a combination of lower volumes, more services provided from our offshore locations and COVID-19 impacts on our employees’ ability to work productively despite client demand. Revenue from clients in our retail, travel and ecommerce vertical decreased due to reduced volumes from several travel and tourism clients, partially offset by increased volume from a few retail and ecommerce clients. Revenues from clients in the banking, financial services and insurance vertical increased due to increased volumes from several clients in the vertical. Revenues from clients in our healthcare vertical increased due to an increase in volumes with a few health insurance clients, partially offset by decreases in volumes from a few health insurance clients. Revenues from clients in our other vertical decreased, reflecting a decrease in revenues from our largest automotive client and few other automotive clients, partially offset by growth with a few government clients. The decrease in revenues includes the negative translation effect of foreign currencies of $32.3 million. The negative foreign currency translation effect on revenue was primarily due to the weakening of the Brazilian real, Australian dollar, and Indian Rupee against the U.S. dollar.

Cost of Revenue, Gross Profit and Gross Margin Percentage

	Nine Months Ended		Percent Change
	August 31, 2020	August 31, 2019	2020 to 2019
	($ in thousands)
Cost of revenue	$2,215,783	$2,205,059	0.5%
Gross profit	1,202,893	1,290,017	-6.8%
Gross margin %	35.2%	36.9%

Cost of revenue consists primarily of personnel costs. Gross margins can be impacted by resource location, client mix and pricing, additional lead time for programs to be fully scalable, and transition and initial set-up costs. Additionally, for the nine months ended August 31, 2020 gross margin was impacted by COVID-19 by the cost of employees who were unable to work productively during the period and additional costs incurred related to our response to COVID-19.

Our cost of revenue increased by 0.5% in the nine months ended August 31, 2020 compared to the nine months ended August 31, 2019, primarily due to the incremental impact of approximately $55 million in COVID-19 related non-productive workforce and other costs, primarily offset by the decrease in revenue, reductions in employee training, recruiting and transportation costs, and a net favorable foreign currency impact of $14.8 million on the cost of revenue. The net favorable foreign currency impact on the cost of revenue was caused primarily by the weakening of the Indian Rupee, the Brazilian real, the Australian dollar and the Colombian Peso against the U.S. dollar, partially offset by the strengthening of the Philippine Peso against the U.S. dollar.

Our gross profit decreased 6.8% in the nine months ended August 31, 2020 compared to the nine months ended August 31, 2019 primarily due to the decrease in revenue, the incremental impact of COVID-19 related non-productive workforce and other costs, and a net unfavorable foreign currency impact of $17.5 million on gross profit. In addition, our gross margin was temporarily impacted by decreased productivity as we transitioned some of our employees to work-from-home. These factors caused our gross margin in the nine months ended August 31, 2020 to decrease to 35.2% from 36.9% for the nine months ended August 31, 2019.

Selling, General and Administrative Expenses

	Nine Months Ended		Percent Change
	August 31, 2020	August 31, 2019	2020 to 2019
	($ in thousands)
Selling, general and administrative expenses	$1,014,339	$1,097,139	-7.5%
Percentage of revenue	29.7%	31.4%

Our selling, general and administrative expenses consist primarily of support personnel costs such as salaries, commissions, bonuses, employee benefits and share-based compensation costs. Selling, general and administrative expenses also include cost of our global delivery facilities, utility expenses, hardware and software costs related to our technology infrastructure, legal and professional fees, depreciation on our technology and facility equipment, amortization of intangible assets resulting from acquisitions, marketing expenses, and acquisition-related transaction and integration expenses.

Our selling, general and administrative expenses decreased in the nine months ended August 31, 2020 compared to the nine months ended August 31, 2019 due to a $29.2 million decrease in acquisition-related and integration expenses, a $14.7 million decrease in amortization of intangible assets included in selling, general and administrative expenses, a $14.5 million decrease in depreciation expense included in selling, general and administrative expenses, reductions in various cost areas as a result of our response to COVID-19 and increased cost efficiencies related to Convergys acquisition synergies. The decreases were partially offset by incremental COVID-19 costs of approximately $10 million. These factors resulted in a net decrease in selling, general and administrative expenses as a percentage of revenue to 29.7% in the nine months ended August 31, 2020 from 31.4% in the nine months ended August 31, 2019.

Operating Income

	Nine Months Ended		Percent Change
	August 31, 2020	August 31, 2019	2020 to 2019
	($ in thousands)
Operating income	$188,554	$192,878	-2.2%
Operating margin	5.5%	5.5%

Our operating income decreased during the nine months ended August 31, 2020 compared to the nine months ended August 31, 2019, reflecting the decrease in revenue and COVID-19 related incremental costs as discussed above. Our operating margin was unchanged across the two periods as the decrease in gross margin was offset by a reduction in selling, general and administrative expenses as a percent of revenue as discussed above.

Interest Expense and Finance Charges, Net

	Nine Months Ended		Percent Change
	August 31, 2020	August 31, 2019	2020 to 2019
	($ in thousands)
Interest expense and finance charges, net	$39,515	$71,970	-45.1%
Percentage of revenue	1.2%	2.1%

Amounts recorded in interest expense and finance charges, net, consist entirely of interest on borrowings from SYNNEX, net of interest income. Net interest expense on borrowings from and to SYNNEX was $39,807 in the nine months ended August 31, 2020 compared to $73,472 in the nine months ended August 31, 2019. The reduction in interest expense on borrowings from and to SYNNEX reflects the reduction of outstanding borrowings from SYNNEX in the nine months ended August 31, 2020 compared to the nine months ended August 31, 2019 due to our repayment of borrowings during 2019 and a reduction in LIBOR-based interest rates.

Other Income, Net

	Nine Months Ended		Percent Change
	August 31, 2020	August 31, 2019	2020 to 2019

	($ in thousands)
Other income, net	$4,283	$2,681	59.8%
Percentage of revenue	0.1%	0.1%

Amounts recorded as other income, net include foreign currency transaction gains and losses, other than cash flow hedges, investment gains and losses, non-service component of pension costs, and other non-operating gains and losses.

Other income, net in the nine months ended August 31, 2020 was income of $4.3 million compared to $2.7 million for the nine months ended August 31, 2019. The change in other income, net was due to the favorable resolution of a previously recognized tax indemnity obligation in the first nine months of 2020 and an increase in net foreign currency gains.

Provision for Income Taxes

	Nine Months Ended			Percent Change
	August 31, 2020	August 31, 2019		2020 to 2019
	($ in thousands)
Provision for income taxes	$53,138	$	38,295	38.8%
Percentage of income before income taxes	34.7%		31.0%

Income taxes consist of our current and deferred tax expense resulting from our income earned in domestic and international jurisdictions. Although Concentrix has been included in the consolidated tax returns of SYNNEX in certain jurisdictions, our tax provision included herein has been recorded as if we had filed our taxes on a stand-alone basis. Our income tax expense was increased for the nine months ended August 31, 2020 and August 31, 2019 by an adjustment of $9.6 million and $10.5 million, respectively, to reflect the hypothetical tax impact if Concentrix was not part of SYNNEX’ U.S. consolidated group and therefore suffered higher taxes under the Tax Cuts and Jobs Act of 2017 (“TCJA”) and a higher U.S. foreign tax credit limitation. The offset to the hypothetical tax expense in both periods is reflected in the Parent company investment line of the Equity section of our combined balance sheet.

Our income tax expense increased during the nine months ended August 31, 2020 compared to the nine months ended August 31, 2019 due to the increase in our income before taxes for the nine months ended August 31, 2020 and due to a reduction in reserves for uncertain tax positions and a downward adjustment to the provision for the transition tax related to mandatory repatriation under the TCJA for the nine months ended August 31, 2019. The effective tax rate for the nine months ended August 31, 2020 increased compared to the effective tax rate for the nine months ended August 31, 2019 due to increased tax expense recorded in the nine months ended August 31, 2019 due to the shift in geographic mix of worldwide income offset by a reduction in reserves for uncertain tax positions and a downward adjustment to the provision for the transition tax related to mandatory repatriation under the TCJA during the nine months ended August 31, 2019.

Results of Operations—Years ended November 30, 2019, 2018 and 2017

	Fiscal Years Ended November 30,
	2019	2018	2017
	(in thousands)
Revenue
Customer experience services	$4,687,327	$2,444,867	$1,974,830
Customer experience services to Parent	20,585	18,284	15,350

Total revenue	4,707,912	2,463,151	1,990,180
Cost of revenue
Cost of revenue for customer experience services	2,946,664	1,514,470	1,232,666
Cost of revenue related to services to Parent	12,800	11,129	8,360

Gross profit	1,748,448	937,552	749,154
Selling, general and administrative expenses	(1,454,116)	(792,791)	(634,531)

Operating income	294,332	144,761	114,623
Interest expense (primarily related to borrowings from Parent) and finance charges, net	(92,196)	(38,239)	(24,020)
Other income (expense), net	2,280	4,386	(2,326)

Income before income taxes	204,416	110,908	88,277
Provision for income taxes	(87,252)	(62,637)	(16,027)

Net income	$117,164	$48,271	$72,250

As discussed above, certain comparisons of the year-over-year changes in revenue, cost of revenue and selling, general and administrative expenses below refer to the changes in amounts as if the Convergys acquisition had occurred at the beginning of the earliest period presented. See the earlier discussion in this Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 3 of the combined financial statements included elsewhere in this information statement for additional discussion of the pro forma financial information as if the acquisition of Convergys had occurred at the beginning of the earliest period presented.

Revenue

	Fiscal Years Ended November 30,			Percent Change	Percent Change
	2019	2018	2017	2019 to 2018	2018 to 2017
	(in thousands)
Industry vertical:
Technology and consumer electronics	$1,283,084	$880,958	$697,206	45.6%	26.4%
Communications and media	1,142,242	345,455	195,279	230.6%	76.9%
Retail, travel and ecommerce	763,265	376,622	258,987	102.7%	45.4%
Banking, financial services and insurance	676,246	350,322	289,746	93.0%	20.9%
Healthcare	369,187	184,376	145,048	100.2%	27.1%
Other	473,888	325,418	403,914	45.6%	(19.4)%

Total	$4,707,912	$2,463,151	$1,990,180	91.1%	23.8%

We generate revenue by delivering our customer experience solutions to our clients categorized in the above primary industry verticals. These solutions focus on customer engagement, process optimization, and back-office automation. Included in our revenue is $20.6 million, $18.3 million and $15.4 million for customer experience solutions that we delivered to SYNNEX during fiscal years 2019, 2018 and 2017, respectively.

Our revenue increased 91.1% in fiscal year 2019, compared to fiscal year 2018, primarily due to the full year impact of the acquisition of Convergys in October 2018. If the Convergys acquisition had occurred at the beginning of fiscal year 2018, our revenue would have increased by 0.3% in fiscal year 2019, compared to revenue of $4,695,634 in fiscal year 2018. All vertical categories increased in fiscal year 2019 compared to fiscal year 2018 due to the acquisition of Convergys in October 2018. In the communications and media vertical, the increase was partially offset by a decrease in revenue from certain clients in the vertical. The remaining verticals experienced growth in addition to the benefit from the Convergys acquisition. The increase in revenue was partially offset by the negative translation effect of foreign currencies. The negative foreign currency translation effect on revenue was primarily due to the weakening of the euro, British pound and Australian dollar against the U.S. dollar.

Our revenue increased 23.8% in fiscal year 2018, compared to fiscal year 2017, primarily due to the acquisition of Convergys in October 2018. Convergys contributed approximately $439.4 million of revenue in fiscal year 2018. All vertical categories increased in fiscal year 2018 compared to fiscal year 2017 due to the acquisition of Convergys in October 2018. Our revenue from clients in technology and consumer electronics and retail, and travel and ecommerce verticals experienced growth in addition to the benefit from the Convergys acquisition. Our revenue from clients in the other vertical decreased in fiscal year 2018 from 2017 primarily due to a reduction in volumes with an automotive client due to the completion of a recall program, partially offset by increases due to the Convergys acquisition. Fluctuations in foreign currency exchange rates did not have a meaningful effect on revenues in fiscal year 2018 compared to fiscal year 2017.

Cost of Revenue, Gross Profit and Gross Margin Percentage

	Fiscal Years Ended November 30,			Percent Change	Percent Change
	2019	2018	2017	2019 to 2018	2018 to 2017
	($ in thousands)
Cost of revenue	$2,959,464	$1,525,599	$1,241,026	94.0%	22.9%
Gross profit	1,748,448	937,552	749,154	86.5%	25.1%
Gross margin %	37.1%	38.1%	37.6%

Cost of revenue consists primarily of personnel costs. Gross margins can be impacted by resource location, client mix and pricing, additional lead time for programs to be fully scalable, and transition and initial set-up costs.

Our cost of revenue increased by 94.0% in fiscal year 2019 compared to fiscal year 2018, primarily due to the full year impact of the acquisition of Convergys in October 2018, including changes in business mix with the addition of the Convergys business and net unfavorable foreign currency impacts caused primarily by the strengthening of the Philippine Peso and the Indian Rupee. If the Convergys acquisition had occurred at the beginning of fiscal year 2018, our cost of revenue would have increased by 1.4% in fiscal year 2019, compared to cost of revenue of $2,919,312 in fiscal year 2018.

Our gross profit increased 86.5% in 2019, primarily due to the full year impact of the Convergys acquisition, partially offset by negative foreign currency impacts. Our gross margin in 2019 was 37.1%, compared to 38.1% in 2018 due to changes in business mix and negative foreign currency impacts.

Our cost of revenue increased by 22.9% in fiscal year 2018 compared to fiscal year 2017 primarily due to the acquisition of Convergys in October 2018. If the Convergys acquisition had occurred at the beginning of fiscal year 2017, our cost of revenue would have decreased by 3.0% from $3,005,913 in fiscal year 2017 to $2,919,312 in fiscal year 2018.

Our gross profit increased 25.1% in fiscal year 2018 compared to fiscal year 2017 primarily due to the acquisition of Convergys in October 2018, changes in business mix and net favorable foreign currency translation. The net favorable foreign currency translation impact resulted from a strengthening of the British

Pound and the Euro and a weakening of the Philippine Peso and Indian Rupee. Our gross margin in fiscal year 2018 was 38.1% compared to 37.6% in fiscal year 2017, reflecting the acquisition of Convergys in October 2018, changes in business mix and net favorable foreign currency translation.

Selling, General and Administrative Expenses

	Fiscal Years Ended November 30,			Percent Change	Percent Change
	2019	2018	2017	2019 to 2018	2018 to 2017
	($ in thousands)
Selling, general and administrative expenses	$1,454,116	$792,791	$634,531	83.4%	24.9%
Percentage of revenue	30.9%	32.2%	31.9%

Our selling, general and administrative expenses consist primarily of support personnel costs such as salaries, commissions, bonuses, employee benefits and share-based compensation costs. Selling, general and administrative expenses also include cost of our global delivery facilities, utility expenses, hardware and software costs related to our technology infrastructure, legal and professional fees, depreciation on our technology and facility equipment, amortization of intangible assets resulting from acquisitions, marketing expenses, and acquisition-related transaction and integration expenses.

Our selling, general and administrative expenses increased in fiscal year 2019 compared to 2018 primarily due to the full year impact of the Convergys acquisition in October 2018, and an increase in acquisition-related and integration expenses to $70.5 million in fiscal year 2019 from $37.5 million in 2018. In addition, amortization of intangible assets included in selling, general and administrative expenses increased to $166.6 million in fiscal year 2019 from $74.3 million in fiscal year 2018, reflecting the full year impact of the Convergys acquisition. These increases were partially offset by operational efficiencies, primarily synergies resulting from the integration of Convergys. Scale efficiencies resulted in a decrease in selling, general and administrative expenses as a percentage of revenue in fiscal year 2019, compared to fiscal year 2018. If the Convergys acquisition had occurred at the beginning of fiscal year 2018, our selling, general and administrative expenses would have decreased by 6.1% in fiscal year 2019, compared to $1,547,797 in fiscal year 2018, reflecting cost synergies. The $1,547,797 comparative amount for fiscal year 2018 reflects the sum of (a) $765,161 of Convergys selling, general and administrative expenses for the relevant period of fiscal year 2018 prior to the Company’s acquisition of Convergys, (b) $792,792 of Company selling, general and administrative expenses for fiscal year 2018, and (c) adjustments of $64,142 for incremental amortization of acquisition-related intangibles and $(74,298) for acquisition-related transaction costs.

Our selling, general and administrative expenses increased, in both amount and as a percentage of revenue in fiscal year 2018 compared to fiscal year 2017, primarily due to the acquisition of Convergys in October 2018, and acquisition-related and integration expenses of $37.5 million. In addition, amortization of intangible assets included in selling, general and administrative expenses increased to $74.3 million in fiscal year 2018 from $64.3 million in fiscal year 2017, reflecting the acquisition of Convergys in October 2018. These increases were partially offset by operational efficiencies. The increase in acquisition-related and integration expenses and amortization of intangibles resulted in an increase in selling, general and administrative expenses as a percent of revenue in fiscal year 2018 as compared to fiscal year 2017. If the Convergys acquisition had occurred at the beginning of fiscal year 2017, our selling, general and administrative expenses would have decreased by 1.8% from $1,574,996 in fiscal year 2017 to $1,547,797 in fiscal year 2018, primarily reflecting cost synergies. The $1,574,996 comparative amount for fiscal year 2017 reflects the sum of (a) $854,416 of Convergys selling, general and administrative expenses for fiscal year 2017, (b) $634,531 of Company selling, general and administrative expenses for fiscal year 2017, and (c) adjustments of $86,049 for incremental amortization of acquisition-related intangibles.

Operating Income

	Fiscal Years Ended November 30,			Percent Change	Percent Change
	2019	2018	2017	2019 to 2018	2018 to 2017
	($ in thousands)
Operating income	$294,332	$144,761	$114,623	103.3%	26.3%
Operating margin	6.3%	5.9%	5.8%

Our operating income and operating margin increased during fiscal year 2019, compared to fiscal year 2018, due to the full year impact of the Convergys acquisition and integration synergies achieved during the year. These increases were partially offset by higher acquisition-related and integration expenses and the amortization of intangible assets, as compared to fiscal year 2018.

Our operating income and operating margin increased during fiscal year 2018, compared to fiscal year 2017, due to the Convergys acquisition and integration synergies. These increases were partially offset by increased acquisition-related and integration expenses and increased amortization of intangible assets, as compared to fiscal year 2017.

Interest Expense and Finance Charges, Net

	Fiscal Years Ended November 30,			Percent Change	Percent Change
	2019	2018	2017	2019 to 2018	2018 to 2017
	($ in thousands)
Interest expense and finance charges, net	$92,196	$38,239	$24,020	141.1%	59.2%
Percentage of revenue	2.0%	1.6%	1.2%

Amounts recorded in interest expense and finance charges, net, consist primarily of interest on borrowings from SYNNEX, interest on convertible debentures assumed in the Convergys acquisition and interest on capital lease obligations. Net interest expense on borrowings from and to SYNNEX was $93,330 in fiscal year 2019 compared to $38,805 in fiscal year 2018 and $24,654 in fiscal year 2017.

The increase in our interest expense and finance charges, net in fiscal year 2019, compared to fiscal year 2018, was due to the full year impact of additional borrowings from SYNNEX to fund the Convergys acquisition and the convertible debentures that we assumed in the Convergys acquisition that were outstanding for a portion of fiscal year 2019.

The increase in our interest expense in fiscal year 2018, compared to fiscal year 2017, was due to higher interest expense as a result of additional borrowings from SYNNEX to fund the Convergys acquisition in October 2018 and the convertible debentures that were assumed in the Convergys acquisition.

Other Income (Expense), Net

	Fiscal Years Ended November 30,			Percent Change	Percent Change
	2019	2018	2017	2019 to 2018	2018 to 2017
	($ in thousands)
Other income (expense), net	$2,280	$4,386	$(2,326)	(48.0)%	288.6%
Percentage of revenue	0.1%	0.2%	(0.1)%

Amounts recorded as other income (expense), net include foreign currency transaction gains and losses, other than cash flow hedges, investment gains and losses, non-service component of pension costs, and other non-operating gains and losses, such as changes in the fair value of convertible debt conversion spread.

Other income (expense), net in fiscal year 2019 was income of $2.3 million, a change from income of $4.4 million in fiscal year 2018. The change in other income (expense) was due to the recognition in 2018 of $10.0 million in gains related to changes in the fair value of the conversion spread of the convertible debentures that we assumed in the acquisition of Convergys and extinguishment gains on the settlement of a portion of those debentures. This decrease in other income (expense) was partially offset by an increase in foreign currency translation gains in 2019.

Other income (expense), net was income of $4.4 million in fiscal year 2018 a change from expense of $2.3 in fiscal year 2017. The primary reason for the change was $10.0 million in gains related to changes in the fair value of the conversion spread of the convertible debentures that we assumed in the Convergys acquisition and extinguishment gains on settlement of a portion of those debentures. Partially offsetting those gains were losses from changes in foreign currency rates and an increase in the non-service component of pension costs due to the acquisition of Convergys in October 2018.

Provision for Income Taxes

	Fiscal Years Ended November 30,			Percent Change	Percent Change
	2019	2018	2017	2019 to 2018	2018 to 2017
	($ in thousands)
Provision for income taxes	$87,252	$62,637	$16,027	39.3%	290.8%
Percentage of income before income taxes	42.7%	56.5%	18.2%

Income taxes consist of our current and deferred tax expense resulting from our income earned in domestic and international jurisdictions. Although we have been included in the consolidated tax returns of SYNNEX in certain jurisdictions, our tax provisions included herein has been recorded as if we had filed our taxes on a stand-alone basis. Income taxes were negatively impacted due to limits to deductions which we do not expect post-separation.

Our income tax expense increased during fiscal year 2019 compared to fiscal year 2018 due to the increase in our income before taxes. The effective tax rate for fiscal year 2019 decreased compared to fiscal year 2018 primarily due to the impact of the reduction in federal income tax rates due to the TCJA and the mix of income earned in different tax jurisdictions. Additionally, the effective tax rate in fiscal year 2019 decreased compared to the rate in fiscal year 2018 due to the discrete impact of a net tax charge of $22.6 million related to the TCJA in fiscal year 2018. This adjustment included $30.5 million of transition tax expense for mandatory repatriation, partially offset by $7.9 million of tax benefit from the remeasurement of our net deferred tax balance to the new U.S. tax rate enacted under the TCJA.

Our income tax expense increased in fiscal year 2018 compared to fiscal year 2017 due to the increase in our income before taxes. The effective tax rate for fiscal year 2018 increased compared to fiscal year 2017 due to non-deductible expenses related to the acquisition of Convergys in October 2018 and the discrete net tax charge of $22.6 million related to the TCJA in 2018. These increases were partially offset by the reduction in federal income tax rates due to the TCJA and the mix of income earned in different jurisdictions.

Our tax expense in fiscal year 2019 was increased by an adjustment of $23.8 million ($33.4 million current tax expense offset by ($9.6) million deferred tax benefit) to reflect the hypothetical tax impact if Concentrix was not part of SYNNEX’ U.S. consolidated group and thereby suffered a much higher U.S. foreign tax credit limitation. The offset to the $23.8 million hypothetical tax expense is reflected in the Parent company investment line of the Equity section of our combined balance sheet. The hypothetical tax expense was applied only to our tax expense in fiscal year 2019 because the hypothetical expense relates to changes to tax law under the TCJA that were not applicable to the Company’s tax expense in fiscal year 2018 or 2017.

See Note 12—Income Taxes to the combined financial statements included elsewhere in this information statement for further details.

Certain non-GAAP financial information

In addition to disclosing financial results that are determined in accordance with GAAP, we also disclose certain non-GAAP financial information, including:

•

Revenue in constant currency, which is revenue adjusted for the translation effect of foreign currencies so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Revenue in constant currency is calculated by translating the revenue of each fiscal year in the billing currency using their comparable prior year’s currency conversion rate. Generally, when the dollar either strengthens or weakens against other currencies, the growth at constant currency rates or adjusting for currency will be higher or lower than growth reported at actual exchange rates.

•

Non-GAAP operating income, which is operating income, adjusted to exclude acquisition-related and integration expenses, including related restructuring costs, amortization of intangible assets and share-based compensation.

•	Non-GAAP operating margin, which is non-GAAP operating income, as defined above, divided by revenue.

•	Adjusted earnings before interest, taxes, depreciation, and amortization, or adjusted EBITDA, which is non-GAAP operating income, as defined above, plus depreciation.

•	Adjusted EBITDA margin, which is adjusted EBITDA, as defined above, divided by revenue.

•

Non-GAAP net income, which is net income excluding (i) the tax effected impact of acquisition-related and integration expenses, including related restructuring costs, amortization of intangible assets and share-based compensation, and (ii) the net impact of the adjustments related to the TCJA.

•

Free cash flow, which is cash flows from operating activities less capital expenditures. We believe that free cash flow is a meaningful measure of cash flows since capital expenditures are a necessary component of ongoing operations. However, free cash flow has limitations because it does not represent the residual cash flow available for discretionary expenditures. For example, free cash flow does not incorporate payments for business acquisitions.

We believe that providing this additional information is useful to the reader to better assess and understand our base operating performance, especially when comparing results with previous periods and for planning and forecasting in future periods, primarily because management typically monitors the business adjusted for these items in addition to GAAP results. Management also uses these non-GAAP measures to establish operational goals and, in some cases, for measuring performance for compensation purposes. These non-GAAP financial measures exclude amortization of intangible assets. Our acquisition activities have resulted in the recognition of intangible assets, which consist primarily of client relationships, technology and trade names. Finite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets is reflected in our statements of operations. Although intangible assets contribute to our revenue generation, the amortization of intangible assets does not directly relate to the services performed for our clients. Additionally, intangible asset amortization expense typically fluctuates based on the size and timing of our acquisition activity. Accordingly, we believe excluding the amortization of intangible assets, along with the other non-GAAP adjustments which neither relate to the ordinary course of our business nor reflect our underlying business performance, enhances our and our investors’ ability to compare our past financial performance with its current performance and to analyze underlying business performance and trends. Intangible asset amortization excluded from the related non-GAAP financial measure represents the entire amount recorded within our GAAP financial statements, and the revenue generated by the associated intangible assets has not been excluded from the related non-GAAP financial measure. Intangible asset amortization is excluded from the related non-GAAP financial measure because the amortization, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired or the estimated useful life of an intangible asset is revised. These non-GAAP financial measure also exclude share-based compensation expense. Given the subjective assumptions and the variety of award types that companies can use when calculating share-based compensation expense, management believes this additional information allows investors to make additional comparisons between our operating results and those of our peers. As these non-GAAP financial measures are not calculated in accordance with GAAP, they may not necessarily be comparable to similarly titled measures employed by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures and should be used as a complement to, and in conjunction with, data presented in accordance with GAAP.

	Nine Months Ended		Fiscal Years Ended November 30,
	August 31, 2020	August 31, 2019	2019	2018	2017
			($ in thousands)
Revenue	$3,418,676	$3,495,076	$4,707,912	$2,463,151	$1,990,180
Foreign currency translation	32,268		53,744	(5,292)

Revenue in constant currency	$3,450,944	$3,495,076	$4,761,656	$2,457,859	$1,990,180

Operating income	$188,554	$192,878	$294,332	$144,761	$114,623
Acquisition-related and integration expenses	23,219	52,431	70,473	37,490	1,057
Amortization of intangibles	110,190	125,181	166,606	74,324	64,252
Share-based compensation	12,031	6,480	10,554	7,740	5,244

Non-GAAP operating income	$333,994	$376,970	$541,965	$264,315	$185,176

Net income	$100,184	$85,294	$117,164	$48,271	$72,250
Interest expense and finance charges, net	39,515	71,970	92,196	38,239	24,020
Provision for income taxes	53,138	38,295	87,252	62,637	16,027
Other (income) expense	(4,283)	(2,681)	(2,280)	(4,386)	2,326
Acquisition-related and integration expenses	23,219	52,431	70,473	37,490	1,057
Amortization of intangibles	110,190	125,181	166,606	74,324	64,252
Share-based compensation	12,031	6,480	10,554	7,740	5,244
Depreciation (excluding accelerated depreciation included in acquisition-related and integration expenses above)	93,331	102,126	134,823	80,274	65,616

Adjusted EBITDA	$427,325	$479,096	$676,788	$344,589	$250,792

Operating margin	5.5%	5.5%	6.3%	5.9%	5.8%
Non-GAAP operating margin	9.8%	10.8%	11.5%	10.7%	9.3%
Adjusted EBITDA margin	12.5%	13.7%	14.4%	14.0%	12.6%

Net income	$100,184	$85,294	$117,164	$48,271	$72,250
Acquisition-related and integration expenses	23,219	52,431	70,473	37,490	1,057
Amortization of intangibles	110,190	125,181	166,606	74,324	64,252
Share-based compensation	12,031	6,480	10,554	7,740	5,244
Income taxes related to the above(1)	(35,973)	(44,665)	(60,118)	(29,903)	(17,924)
U.S. tax reform adjustments	—	—	—	22,626	—

Non-GAAP net income	$209,651	$224,721	$304,679	$160,548	$124,879

(1)

The tax effect of taxable and deductible non-GAAP adjustments was calculated using the tax-deductible portion of the expenses and applying the entity-specific, statutory tax rates applicable to each item during the respective fiscal years.

Liquidity and Capital Resources

Cash Flows – Nine months ended August 31, 2020 and 2019

The following summarizes our cash flows for the nine months ended August 31, 2020 and 2019, as reported in our combined statement of cash flows in the accompanying combined financial statements.

	Nine Months Ended
	August 31, 2020	August 31, 2019
	($ in thousands)
Net cash provided by operating activities	$388,577	$282,888
Net cash used in investing activities	(116,939)	(106,282)
Net cash used in financing activities	(260,178)	(225,780)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,121	3,146

Net increase (decrease) in cash, cash equivalents and restricted cash	$13,581	$(46,028)
Cash, cash equivalents and restricted cash at beginning of year	83,514	127,884

Cash, cash equivalents and restricted cash at the end of the period	$97,095	$81,855

Our primary uses of cash are working capital, capital expenditures to expand our delivery footprint and enhance our technology solutions, and acquisitions. Our financing needs for these uses of cash have been a combination of operating cash flows and related party borrowings from SYNNEX. Our working capital needs are primarily to finance accounts receivable. When our revenues are increasing, our net investment in working capital typically increases. Conversely, when revenue is decreasing, our net investment in working capital typically decreases. To increase our market share and better serve our clients, we may further expand our operations through investments or acquisitions. We expect that such expansion would require an initial investment in working capital, personnel, facilities, and operations. These investments or acquisitions would likely be funded primarily by our existing cash and cash equivalents, additional borrowings, or the issuance of securities.

Operating Activities

Net cash provided by operating activities was $388.6 million for the nine months ended August 31, 2020, primarily generated from our net income of $100.2 million, adjustments for non-cash items of $216.3 million, an increase in accounts payable of $7.4 million, and an increase in certain accrued liabilities of $60.3 million, partially offset by an increase in accounts receivable of $2.8 million and changes in amounts due to/from SYNNEX of $7.7 million. The adjustments for non-cash items primarily consist of $203.7 million of depreciation and amortization expense, $9.6 million of hypothetical current tax expense recorded for separate tax return basis presentation, a $5.5 million provision for doubtful accounts and share-based compensation of $11.8 million, partially offset by a deferred tax impact of $25.7 million.

Net cash provided by operating activities was $282.9 million for the nine months ended August 31, 2019, primarily generated from our net income of $85.3 million, adjustments for non-cash items of $233.5 million, and a decrease in accounts receivable of $33.0 million. These increases were partially offset by changes in amounts due to/from SYNNEX of $17.5 million, a decrease in accounts payable of $4.8 million and changes in other operating assets and liabilities of $51.3 million. The adjustments for non-cash items primarily consist of $231.7 million of depreciation and amortization expense, $10.5 million of hypothetical current tax expense recorded for separate tax return basis presentation and $6.4 million in share-based compensation, partially offset by $17.7 million in deferred income taxes.

Investing Activities

Net cash used in investing activities for the nine months ended August 31, 2020 was $116.9 million, primarily for $106.3 million of capital expenditures to support our growth less repayment received of

$5.7 million related to a loan to a non-Concentrix subsidiary of Parent as part of its centralized treasury operations and $4.9 million in payments related to the acquisition of Convergys.

Net cash used in investing activities for the nine months ended August 31, 2019 was $106.3 million, primarily for $71.0 million of capital expenditures to support our growth, repayment of a loan of $26.7 million related to a loan from a non-Concentrix subsidiary of Parent as part of its centralized treasury operations and $8.6 million in payments related to the acquisition of Convergys.

Financing Activities

Net cash used in financing activities for the nine months ended August 31, 2020 was $260.2 million, consisting entirely of repayments on borrowings from SYNNEX.

Net cash used in financing activities for the nine months ended August 31, 2019 was $225.8 million, consisting of $148.0 million in repayments of convertible debentures assumed in the Convergys acquisition and of $77.8 million of repayments on borrowings from SYNNEX.

We believe our current cash balances and credit availability are enough to support our operating activities for at least the next twelve months.

Free Cash Flow (a non-GAAP measure)

	Nine Months Ended
	August 31, 2020	August 31, 2019
	($ in thousands)
Net cash provided by operating activities	$388,577	$282,888
Purchases of property and equipment	(106,249)	(70,974)

Free cash flow (a non-GAAP measure)	$282,328	$211,914

Our free cash flow was $282.3 million for the nine months ended August 31, 2020 compared to $211.9 million for the nine months ended August 31, 2019. The increase in free cash flow for the nine months ended August 31, 2020 primarily reflects increased net cash provided by operating activities as a result of the increase in net income and decrease in net other operating assets and liabilities for the nine months ended August 31, 2020 as compared to the increase in net operating assets and liabilities for the nine months ended August 31, 2019, partially offset by an increase in capital expenditures to support our growth.

Cash Flows—Years ended November 30, 2019, 2018 and 2017

The following summarizes our cash flows for the three years ended November 30, 2019, 2018 and 2017, as reported in our combined statement of cash flows in the accompanying combined financial statements.

	Fiscal Year Ended November 30,
	2019	2018	2017
	($ in thousands)
Net cash provided by operating activities	$449,736	$212,323	$168,365
Net cash used in investing activities	(151,014	(1,150,973)	(138,732)
Net cash provided by (used in) financing activities	(339,639)	951,221	(37,301)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,453)	(12,446)	4,918

Net increase (decrease) in cash, cash equivalents and restricted cash	$(44,370)	$125	$(2,750)
Cash, cash equivalents and restricted cash at beginning of year	127,884	127,759	130,509

Cash, cash equivalents and restricted cash at end of year	$83,514	$127,884	$127,759

Our primary uses of cash are working capital, capital expenditures to expand our delivery footprint and enhance our technology solutions, and acquisitions. Our financing needs for these uses of cash have been a combination of operating cash flows and related party borrowings from SYNNEX. Our working capital needs are primarily to finance accounts receivable. When our revenues are increasing, our net investment in working capital typically increases. Conversely, when revenue is decreasing, our net investment in working capital typically decreases. To increase our market share and better serve our clients, we may further expand our operations through investments or acquisitions. We expect that such expansion would require an initial investment in working capital, personnel, facilities, and operations. These investments or acquisitions would likely be funded primarily by our existing cash and cash equivalents, additional borrowings, or the issuance of securities.

Operating Activities

Net cash provided by operating activities was $449.7 million in fiscal year 2019, primarily generated from our net income of $117.2 million, adjustments for non-cash items of $343.3 million and a decrease of accounts receivable of $6.3 million, partially offset by the net change in other assets and liabilities of $5.0 million. The adjustments for non-cash items primarily consist of $305.8 million of depreciation and amortization expense, $33.4 million of hypothetical current tax expense recorded for separate tax return basis presentation and share-based compensation of $10.4 million.

Net cash provided by operating activities was $212.3 million in fiscal year 2018, primarily generated from our net income of $48.3 million, adjustments for non-cash items of $149.3 million, and changes in amounts due to/from SYNNEX of $67.4 million. These increases were partially offset by a decrease in accounts payable of $28.1 million, changes in other assets and liabilities of $16.0 million, and an increase in accounts receivable of $8.5 million. The adjustments for non-cash items primarily consist of $154.6 million of depreciation and amortization expense and $7.7 million in share-based compensation, less $11.4 million in deferred income taxes and $10.0 million in convertible debt conversion option fair value adjustments and extinguishment gains.

Net cash provided by operating activities was $168.4 million in fiscal year 2017, primarily generated from our net income of $72.3 million, adjustments for non-cash items of $115.6 million, and changes in other assets and liabilities of $26.8 million. Partially offsetting these sources of cash were increases in accounts receivable of $20.0 million, changes in amounts due to/from SYNNEX of $18.7 million and decreases in accounts payable of $7.5 million. The adjustment for non-cash items consisted of $129.9 million of depreciation and amortization expense and share-based compensation of $5.1 million, partially offset by $18.1 million of deferred taxes.

Investing Activities

Net cash used in investing activities in fiscal year 2019 was $151.0 million, primarily for capital expenditures to support our growth, $30.4 million loan to non-Concentrix subsidiary of Parent as part of its operations and $9.4 million of acquisition-related payments.

Net cash used in investing activities in fiscal year 2018 was $1,151.0 million, primarily due to $1,072.3 million in payments for the acquisition of Convergys, net of cash acquired, and $92.5 million in capital expenditures to support our growth.

Net cash used in investing activities in fiscal year 2017 was $138.7 million primarily due $78.7 million in capital expenditures to support our growth and $57.8 million in payments to acquire Tigerspike, net of cash acquired.

Financing Activities

Net cash used by financing activities in fiscal year 2019 was $339.6 million, consisting of $191.6 million in repayments on borrowings from SYNNEX and $148.0 million to redeem the convertible debentures assumed in the Convergys acquisition.

Net cash provided by financing activities in fiscal year 2018 was $951.2 million, consisting primarily of $1,277.2 million of borrowings from SYNNEX to fund the acquisition of Convergys, net of $325.9 million of repayments of borrowings from SYNNEX.

Net cash used by financing activities in fiscal year 2017 was $37.3 million, consisting primarily of net repayments of borrowings from SYNNEX.

We believe our current cash balances and credit availability are enough to support our operating activities for at least the next twelve months.

Free Cash Flow (a non-GAAP measure)

	Fiscal Year Ended November 30,
	2019	2018	2017
	($ in thousands)
Net cash provided by operating activities	$449,736	$212,323	$168,365
Purchases of property and equipment	(111,122)	(92,518)	(78,702)

Free cash flow (a non-GAAP measure)	$338,614	$119,805	$89,663

Our free cash flow was $338.6 million in fiscal year 2019, compared to $119.8 and $89.7, in fiscal years 2018 and 2017, respectively. The increase in free cash flow in fiscal year 2019 primarily reflects the full year impact of the Convergys acquisition, partially offset by $70.5 million in transaction and integration costs. The increase in fiscal year 2018 primarily reflects the acquisition of Convergys in October 2018, partially offset by $37.5 million in transaction and integration costs.

Capital Resources

Our cash and cash equivalents totaled $79.7 million and $123.4 million as of November 30, 2019 and 2018, respectively. Of our total cash and cash equivalents, 94% and 95% was held by our non-U.S. legal entities as of November 30, 2019 and 2018, respectively. Our cash and cash equivalents held by our non-U.S. legal entities are no longer subject to U.S. federal tax on repatriation into the United States. Repatriation of some non-U.S. balances is restricted by local laws. Historically, we have fully utilized and reinvested all non-U.S. cash to fund our international operations and expansion. If in the future our intentions change, and we repatriate the cash back to the United States, we will report in our combined financial statements the impact of the state and withholding taxes depending upon the planned timing and manner of such repatriation. Presently, we believe we have sufficient resources, cash flow and liquidity within the United States to fund current and expected future working capital, investment and other general corporate funding requirements.

We believe that our available cash and cash equivalents balances, the cash flows expected to be generated from operations, and our anticipated sources of liquidity will be sufficient to satisfy our current and planned working capital and investment needs for the next twelve months in all geographies. We also believe that our longer-term working capital, planned capital expenditures, anticipated stock repurchases, dividend payments, and other general corporate funding requirements will be satisfied through cash flows from operations and, to the extent necessary, from our borrowing facilities and future financial market activities.

Debt and Credit Arrangements

Our primary source of financing has historically been intercompany borrowings from SYNNEX. At August 31, 2020 and November 30, 2019, the outstanding borrowings from SYNNEX totaled $1,721.2 million and $1,981.4 million, respectively. An additional source for financing of the acquisition of Convergys in October 2018 was our assumption of outstanding convertible debentures that had been issued by Convergys. At November 30, 2018, the carrying value of the convertible debentures that remained outstanding totaled $69.8 million. These amounts were repaid in full during fiscal year 2019 and at November 30, 2019, no convertible debentures were outstanding.

Contractual Obligations to Third Parties

Our contractual obligations consist of repatriation tax under the TCJA, which is already recorded on our combined balance sheet. In addition, our contractual obligations include payments for our operating lease arrangements and guarantees. The following table summarizes our contractual obligations at November 30, 2019:

	Payments Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	> 5 Years
	(in thousands)
Contractual Obligations:
Repatriation tax under the TCJA	$51,846	$4,132	$9,544	$14,260	$23,910
Non-cancellable operating leases	675,946	191,384	276,098	145,801	62,663

Total	$727,792	$195,516	$285,642	$160,061	$86,573

As of November 30, 2019, we have established a reserve of $61.7 million for unrecognized tax benefits. As we are unable to reasonably predict the timing of settlement of these guarantees and the reserve for unrecognized tax benefits, the table above excludes such liabilities. At August 31, 2020, there were no material changes to our contractual obligations as of November 30, 2019.

Certain of SYNNEX’ subsidiaries, including certain Concentrix legal entities in the United States, jointly and severally guarantee certain of SYNNEX’ revolving lines of credit and term loans in the United States. All SYNNEX subsidiaries in the United States, including the Concentrix legal entities in the United States, have pledged their assets as security under the agreements. As of November 30, 2019, the balance payable by SYNNEX under these agreements was $2.8 billion. The amounts guaranteed by us under these agreements are recorded in our combined financial statements to the extent drawn from the Parent, net of repayments to the Parent. The guarantees by the Concentrix legal entities and the related asset pledges will be terminated or released substantially concurrent with the distribution, and thereafter serve as security for the new senior secured credit facility we expect to enter into in connection with the spin-off.

Client Concentration

Our largest client accounted for 10%, 21% and 23% of our revenues in fiscal years 2019, 2018 and 2017, respectively, and 11% and 10% of revenue for the nine months ended August 31, 2020 and 2019, respectively. The revenues that we recognize from this client are earned under multiple contracts and statements of work. No other client accounted for more than 10% of our revenues in 2019, 2018 or 2017 and no other client accounted for more than 10% of our revenues for each of the nine months ended August 31, 2020 and 2019.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are and will be exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from changes in market rates and prices. Our risk management strategy includes managing these risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We utilize derivative financial instruments to hedge economic exposures, as well as reduce earnings and cash flow volatility resulting from shifts in market rates. In using derivative financial instruments to hedge our exposures to changes in exchange rates, we expose ourselves to counterparty credit risk. We manage our exposure to counterparty credit risk by entering into derivative financial instruments with investment grade-rated institutions that can be expected to perform fully under the terms of the agreements and by diversifying the number of financial institutions with which we enter into such agreements. There can be no guarantee that the risk management activities that we have entered into will be sufficient to fully offset market risk or reduce earnings and cash flow volatility resulting from shifts in market rates. See Note 6 of the combined financial statements included elsewhere in this information statement for additional discussion of our financial risk management.

Foreign Currency Risk

While approximately 66% of our revenue is priced in U.S. dollars, we recognize a substantial amount of revenue under contracts that are denominated in euros, British pounds, Australian dollars and Japanese yen, among other currencies. A significant increase in the value of the U.S. dollar relative to these currencies may have a material adverse effect on the value of those services when translated into U.S. dollars.

We serve many of our U.S.-based, European and British clients from our customer experience delivery centers located around the world. As a result, a substantial portion of the costs to deliver these services are denominated in the local currency of the country where the services are performed. This creates a foreign exchange exposure for us. As of August 31, 2020, we have hedged a portion of our exposure related to the anticipated cash flow requirements denominated in certain foreign currencies by entering into hedging contracts with institutions to acquire a total of PHP 29,985.0 million at a fixed price of $576.2 million at various dates through August 2022; and INR 14,405.0 million at a fixed price of $187.2 million at various dates through August 2022. The fair value of these derivative instruments as of August 31, 2020 is presented in Note 6 of the combined financial statements included elsewhere in this information statement. The potential loss in fair value at August 31, 2020 for such contracts resulting from a hypothetical 10% adverse change in the underlying foreign currency exchange rates is approximately $76 million. This loss would be substantially mitigated by corresponding gains on the underlying foreign currency exposures.

Other foreign currency exposures arise from transactions denominated in a currency other than the functional currency. We periodically enter into hedging contracts that are not denominated as hedges. The purpose of these derivative instruments is to protect us against foreign currency exposure related receivable, payables and intercompany transactions that are denominated in currencies that are different from the functional currencies of the company or our respective legal entities. As of August 31, 2020, the fair value of these derivatives not designated as hedges was a net receivable of $15.3 million.

Interest Rate Risk

Our primary source of financing at August 31, 2020 is our $1,721.2 million in outstanding borrowings from SYNNEX. Our interest rate risk associated with these borrowings reflects the interest rate risk to which SYNNEX is exposed on its outstanding external borrowings. Holding other variables constant, including the total amount of outstanding indebtedness, a 100-basis point increase in the interest rate applied to our outstanding indebtedness from SYNNEX at August 31, 2020 would have increased our annual interest expense by approximately $17.2 million. We intend to replace our outstanding borrowings from SYNNEX by external sources of financing prior to or substantially concurrent with the separation. We expect that these external sources of financing will expose us to interest rate risk. See “Description of Material Indebtedness.”

BUSINESS

Overview

We are a leading global provider of technology-infused Customer Experience (“CX”) solutions, centered on helping our clients enhance the brand experience for their end-customers. We provide end-to-end capabilities that help drive deep customer understanding and engagement. Our solutions facilitate communication between our clients and their customers, provide analytics and process optimization, and support client-centric operations and back-office processing across the enterprise. Our differentiated portfolio of solutions support Fortune Global 500 as well as high-growth companies across the globe in their efforts to deliver an optimized, consistent brand experience across all channels of communication, such as voice, chat, email, social media, asynchronous messaging, and custom applications. We strive to deliver exceptional services globally supported by our deep industry knowledge, technology and security practices, talented people, and digital and analytics expertise.

We offer our clients integrated solutions supporting the entirety of the customer lifecycle; CX and user experience (“UX”) strategy and design; analytics and actionable insights; and innovative new approaches to enhancing the customer experience through the latest technological advancements in our industry. We believe that we are at the forefront of the shift from traditional Customer Relationship Management (“CRM”), which is focused on a portion of the customer lifecycle, to CX, which supports the entirety of it. Through our end-to-end capabilities, we deliver better economic outcomes for our clients with solutions designed to meet their unique needs as they navigate a landscape characterized by discerning consumers and new market entrants.

We have strong relationships with companies across the globe and are a provider of choice for industry leaders. We believe in supporting our clients over the long term to build enduring relationships. Our average client tenure is 15 years. As of today, we serve over 95 Fortune Global 500 clients as well as more than 90 high-growth companies across various verticals and geographies that are attempting to disrupt their respective industries. We primarily support clients in verticals with certain characteristics, such as high growth, high transaction volume, high levels of compliance and security, and steep barriers to entry. Our strategic verticals include technology and consumer electronics, communications and media, retail, travel and ecommerce, banking, financial services and insurance, healthcare, and other. Our clients include:

•	7 of the top 10 global digital companies

•	8 of the top 10 global internet companies

•	6 of the top 10 U.S. health insurance companies

•	4 of the top 5 U.S. banks

•	7 of the top 10 global automotive companies

Through our technology-infused offerings, our clients benefit from having a single resource that enables them to address the entirety of the customer journey from acquisition to support to renewal. Our end-to-end capabilities and broad service offerings help our clients acquire, retain, and improve the lifetime value of their customer relationships while optimizing their back-office processes.

We combine global consistency with local expertise, enhancing the end user experience for our clients’ customers through services rendered by approximately 250,000 employees across more than 275 locations in more than 40 countries and 6 continents, where we conduct business in over 70 languages.

Our revenues for the fiscal year ended November 30, 2019 increased 91.1% from the prior fiscal year to $4.7 billion, primarily due to the acquisition of Convergys in October 2018. We recorded operating income of $294 million over the same period with our operating income margin expanding 40 basis points to 6.3%.

Our History

We trace our roots back to 2004 when SYNNEX acquired BSA Sales, Inc., a company with 20 employees focused on helping clients through outsourced sales and marketing services. In 2006, SYNNEX combined New York-based Concentrix with BSA Sales under the Concentrix name, with the goal of bringing technology and innovation into businesses to help clients reimagine and design the next generation of experiences. As our business evolved, our scope and scale widened to an organization of approximately 250,000 employees in more than 40 countries but our commitment to our philosophy of technology and innovation remained unchanged.

We are one of the fastest growing CX companies globally. From fiscal year 2004 to fiscal year 2012, powered by organic growth, acquisitions, and product expansion, our organization expanded to 7,500 employees and our revenue grew at a compound annual growth rate (CAGR) of approximately 56%. With our acquisition of the IBM CRM business in 2014, we significantly expanded the reach of our Concentrix business to approximately 170 customers in 24 countries. Since 2014, we have continued to make strategic acquisitions that bolstered our offerings, geographic reach, and scale. Our acquisition of Convergys in 2018 represented the largest acquisition in our industry to date, nearly doubling our scale and creating a global customer engagement services company that is a leader in CX solutions capabilities and reach.

Our Market Opportunity

According to International Data Corporation, the global outsourced Customer Experience Management (“CXM”) industry is currently sized at $79 billion and is estimated to expand at a 4% CAGR over the next three years driven by increased complexity to customer interactions and new digital channel growth. We believe there is considerable room for growth in our sector as only a small portion of the CRM market is outsourced today.

In order to maintain relevancy, our clients must transform their systems in response to increased competition and consumer demands. To meet the evolving needs of their customers, our clients are looking to large CX solutions providers, such as Concentrix, to automate their systems and provide professional support to address complexities beyond the scope of automation. We are a leader in next-generation CX technology driven by a focus on innovation, which we believe will increase our total addressable market as we enter and grow across new and existing markets. Our suite of integrated solutions include: digital services that enable efficient customer self-service; Voice of the Customer (“VOC”) solutions to gather and analyze customer feedback to foster loyalty to, and growth with, clients; analytics, and consulting solutions that synthesize data and provide professional insight to improve clients’ customer experience strategies; Robotic Process Automation (“RPA”) solutions that automate customer engagement processes to reduce client costs; Artificial Intelligence (“AI”) technology that can intelligently act on customer intent to improve customer experience with non-human engagement; support for clients’ engagement with customers across the Internet of Things (“IoT”) and through multiple interconnected channels; Vertical BPO services that provide specialized support to specific industry verticals; and Back Office BPO services that support clients in non-customer facing areas.

Industry Trends

•

Growing Importance of Customer Experience. We believe customer experience has become a strategic imperative for all enterprises today. Data, analytics, and digital solutions have reshaped the ways firms interact with their customers. As a result, enterprises are modernizing how they manage the customer experience across all channels of communication. The market is evolving from customer relationship management solutions that act as a cost cutting measure, toward end-to-end CX management solutions that create value throughout the entire customer lifecycle at an appropriate cost.

•

Empowered Consumers and Users. The modern consumer is discerning and has come to expect a high level of care and responsiveness from their service providers. Old paradigms have shifted as increasingly competitive markets and easily accessible crowd-sourced information have empowered consumers to unprecedented levels. As consumers demand more and have an increased amount of alternatives, companies must differentiate on how they manage their customer relationships. This shift is driving the market toward consumer-centric solutions that limit customer churn and promote brand loyalty.

•

Technological Innovation. Emerging technology is driving change within our industry and shaping the demands of our clients. Advancements in areas such as Digital Services, RPA, AI and Machine Learning (“ML”) are further disrupting our markets and our clients’ markets while opening new avenues for growth and opportunities for us to better serve our clients. These technologies provide clients the opportunity to interact more effectively with their customers and improve the customer experience by automating processes, optimizing customer journeys to reach faster solutions, enabling personalized engagement across multiple platforms, and focusing human engagement on the most complex interactions.

•

Evolving Role of People. The skillset required of employees in the CRM and BPO industry is shifting as enterprises place increased importance on CX. Increasing complexity in the voice channel is driving a trend of longer customer engagements requiring CRM and BPO support professionals to have a more robust skill set. The increasing importance of skilled labor in our industry is offset by the transition of low complexity support to online support (self-service), driven by heavy automation and digitization. Despite growth in digital channels, phone conversations currently remain the preferred option for customer services interactions. We believe the human element will continue to be important in our industry, as focus shifts from routine service to “last-mile” support requiring human-touch to deliver a stronger customer experience.

•

Mission Critical Nature of Cybersecurity. Technological innovation coupled with the proliferation of smart devices and mobile connectivity is generating sensitive data at scale, while at the same time, the avenues for access have become numerous. Data security is paramount in an environment where improper access or carelessness can compromise customers and businesses. Businesses require scalable, industry-leading data protection and security to avoid reputational and operational risks in an environment characterized by the threats and benefits of free-flowing information.

•

Enterprise Preferences Driving Vendor Consolidation. Enterprises have become increasingly multinational. As their scope of business increases, enterprises require a partner that can serve their needs by rapidly deploying solutions and new technology consistently across multiple geographies and channels. Enterprises therefore prefer vendors with scale and end-to-end capabilities that can be a one-stop shop and are consolidating existing relationships to vendors with scale to achieve their business objectives and pursue cost savings.

•

Market Fragmentation Driving Industry Consolidation. We operate in a fragmented marketplace characterized by numerous vendors offering services across various levels of the value chain. Currently the top 10 players in CX only hold an approximate 30% market share with the remaining market share held by thousands of other vendors. As client preferences continue to evolve in line with enterprise preferences, we anticipate that our market will undergo further consolidation.

•

Existing Solutions Have Many Limitations. As executives look to successfully navigate digital transformation and manage their customers’ experience across a wider variety of channels, unsophisticated providers and solutions often fail to meet customers’ needs. Currently there is a limited set of providers with end-to-end, global offerings of scale in the marketplace. The fragmentation of the market and, for many industries, high regulatory hurdles create additional complexity as most providers are small, niche, or local players. These issues are compounded by a lack of sufficient investment in cybersecurity, creating exposure to regulatory, reputational, and operational risks. These pain points, coupled with the prevalence of providers offering legacy solutions that fail to address the demands of the modern consumer, create an opportunity for large-scale, global CX solutions providers.

Our CX Solutions

We offer technology, people and process solutions that help clients enhance the experience for their customers and improve business performance. Our CX solutions encompass four complementary areas: Customer Lifecycle Management; CX/UX Strategy and Design; Digital Transformation; and VOC and Analytics. Through our integrated CX solutions offering, our clients engage us to acquire, support and renew customers, leverage customer feedback and insights to constantly improve business performance, and identify and implement customer-facing and back-office process improvements. We help our clients by creating tools that their customers and employees love to use, enable better customer interactions through real-time sentiment analysis, and integrate multiple customer interactions and touchpoints into one-stop smart mobile applications. We provide these solutions and other complementary services in 70 languages, across 6 continents, from over 275 locations in the Americas, Asia-Pacific and EMEA.

Customer Lifecycle Management. We seek to deliver next-generation customer engagement solutions and services that address the entirety of the customer lifecycle. We offer our clients the means to acquire, support and renew customers across all channels while minimizing attrition and increasing customer lifetime value. Our Customer Lifecycle Management solutions include services such as customer care, sales support, digital marketing, technical support, digital self-service, content moderation, creative design and content production, and back office services. Customer Lifecycle Management represents our core service offering and a significant majority of the services we provide.

In addition to our Customer Lifecycle Management services, we also provide the complementary services described below, which are provided to clients as integrated solutions with our core service offering:

•

CX/UX Strategy and Design. We strive to help our clients reimagine what great is, designing next generation CX solutions to exceed customer expectations. Our CX/UX Strategy and Design solutions, including CX strategy, data-driven user design, journey mapping, and multi-platform engineering, enable our clients to create effortless, personalized customer engagements and align business priorities around measurable goals. Through these services, we promote a more rapid integration of digital and enabling technologies, providing transformational business services to our clients.

•

Digital Transformation. We seek to offer cutting edge solutions to reshape how brands better engage with their customers. Our innovative solutions and services are focused on creating disruption to help our clients stay relevant and achieve better business outcomes. Our Digital Transformation solutions include services such as RPA and cognitive automation that automate processes to improve efficiency and accuracy, mobile app development to create new channels of engagement, work at home and gig platforms that capitalize on a changing and flexible workforce, Interactive Voice Response (“IVR”) and natural language understanding solutions that improve outcomes and customer experience with automated responses to verbal interactions, messaging and social platforms that allow clients to engage with customers across myriad platforms, and system integration services.

•

Voice of the Customer and Analytics. Our VOC solutions turn customer feedback into actionable insights. Our Analytics solutions provide businesses with insight into rapidly changing markets through data, which provides our clients with a competitive edge. Our VOC and Analytics solutions include offerings such as VOC SaaS platform, speech and text insights, sentiment analysis, advanced analytics and real-time reporting.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and provide us with a competitive advantage:

•

Extensive Global Presence: We operate globally in over 40 countries across 6 continents with the ability to conduct business in 70 different languages. We believe we are well-positioned to serve the largest multinational brands in nearly every market in which they operate. Our global footprint includes a strong presence in emerging markets such as India, China, Brazil, Vietnam, Thailand and Indonesia, which provides an opportunity to grow with our clients in these regions. Our ability to create value for our clients across a global delivery platform has enabled us to be a partner of choice.

•

Market Leader with a Differentiated Brand and Value Proposition: We believe we have a compelling brand and reputation as a leading provider of technology-infused solutions that shape the customer experience. We have a differentiated combination of global scale, local reach, technological expertise, end-to-end solution capabilities and full lifecycle services. We are widely recognized as a leading provider of CX solutions; garnering industry attention via 84 industry awards in fiscal year 2019. Third-party researchers have also taken note of our leading global practice with Everest Group Research distinguishing us as a leader for the 5th year, as well as naming us a star performer and leader in market impact, with high buyer satisfaction scores.

•

Strong Relationships with a Growing and Diversified Client Base: We provide customer experience solutions for over 95 Fortune Global 500 brands worldwide. Leading companies worldwide, including more than 90 clients that believe they are disruptors in their industries and over 90 of the Fortune 500, rely upon our solutions and services. We serve a wide variety of clients, extending across numerous verticals, including one of the world’s largest ride-sharing companies, a large retail disruptor, a top global airline, a global beverage brand, a leading cloud company, and a major healthcare provider. Our end-to-end capabilities and global scale has enabled us to build long-lasting relationships with our clients spanning over 15 years on average. Our commitment to our clients is our primary focus and has generated numerous accolades to date, including 105 client awards in fiscal year 2019.

•

Continued Investment in Research and Development: We believe that our investment in technology differentiates us from our competitors. We have provided technology-infused solutions for longer than a decade. We have been at the forefront of developing technology-infused CX solutions that improve the customer experience and will continue to strive for this in the future. We have been a leader in our industry in advancements such as conversational virtual assistants, multichannel and augmented CRM, predictive analytics, emotion analytics, cognitive learning and AI and enjoy a first mover advantage. We are also an industry leader in cybersecurity best practices. We believe our strong focus on innovation has enabled us to maximize value for our clients and made it harder for our competitors to compete with us. Due to our size and scale, and the regular implementation of technology as part of our CX solutions, our costs of developing, maintaining and integratng new technologies are not material on a stand-alone basis.

•	Track Record of Sustainable Organic Growth: We have a long track record of long-term organic revenue growth, and we believe we will continue to enjoy sustainable growth as a result of:

•	Nature of our offerings

•	Substantial switching costs for our clients

•	High net retention rates

•	Strong barriers to entry in the CX solutions market

•	Large and expanding addressable market

•

Demonstrated History of Strategic Acquisitions. We have acquired and integrated more than 15 companies since our inception. We have a demonstrated ability to turn around underutilized assets and maximize their value, which we believe allows us to explore a broader scope of opportunities than our peers. In 2018, we acquired Convergys, which enhanced our ability to deliver additional transformation services to our clients with a broader global footprint.

•

Corporate Culture Committed to Our Clients’ Success: Our unified team allows us to deliver consistent and exceptional results. As of August 31, 2020, our team consisted of approximately 250,000 employees globally. We enjoy high staff engagement because of a strong company culture that is fanatical about serving our clients through integrity and bold and disruptive thought.

•

Experienced Management Team: Our passionate and committed management team is led by industry experts with a deep understanding of our clients’ needs. We have a highly talented management team with significant experience in the CX industry, with our top 10 executives having over 140 years of combined service at our company. Through our acquisitions we have benefited from the addition of management talent, who have contributed valuable new perspectives and insights. Under our tenured management team, we have grown our revenue from $1.1 billion in fiscal year 2014 to $4.7 billion in fiscal year 2019, while delivering strong profitability.

Our Growth Strategy

The key elements to our growth strategy are:

•

Expand and Deepen Relationships with Existing Clients: We have a well-established track record of cross-selling and offering additional solutions and premium services to sustain and grow our relationships with our existing clients. We have historically focused on clients with high transaction volume on a recurring basis, fast growing verticals, and large enterprises, and will continue to do so. We believe our scale, efficiency, and technology generates incremental value for our clients with each process we manage, naturally driving our customers to spend more with us. We believe our focus on technology innovation and responding to our clients’ needs position us for continued growth.

•

Relentlessly Innovate and Develop New Digital Services and Solutions: We believe we have developed innovative solutions for our clients, and we are focused on investing in technology. Investment in CX solutions technologies can enable more effective engagement with customers and improve the customer experience through increased automation, optimize customer journeys to reach faster solutions, enable personalized engagement across multiple platforms, and focus human engagement on the most complex interactions. For these reasons, we believe investments in disruptive technologies, applications, and services will continue to be instrumental in driving better value for our clients and result in increased profitability.

•

Further Expand into Adjacent Markets: Our marketplace continues to expand beyond CRM BPO. We see significant opportunity for growth across adjacent markets. We intend to continue to provide our clients with an integrated offering of solutions that include digital services, VOC solutions, analytics and consulting, RPA solutions, AI technology, IoT solutions, Vertical BPO services and Back Office BPO services. To further capitalize on new market adjacencies, we have made significant investments across emerging technologies such as RPA, AI, ML, VOC, IVR, and IoT, which we believe will enhance our clients’ ability to offer personalized, effective engagement in all customer interactions to increase customer satisfaction and promote brand loyalty. As our industry evolves, we will continue to invest in these new and fast growing markets to further sustain long-term growth.

•

Selectively Pursue Strategic Acquisitions: We have made targeted acquisitions to increase our technology expertise, enter new verticals and geographies, and increase our scale, including the IBM Customer Care Business and Convergys. Our market remains highly fragmented and we believe that our acquisition strategy enhances and augments our growth avenues. We intend to continue to evaluate and pursue complementary, value enhancing acquisitions.

•

Invest in Emerging Markets: We have invested in delivery operations in emerging, high-growth markets such as India, China, Brazil, Vietnam, Thailand and Indonesia. We expect to continue to invest in similar markets to be well-positioned to serve multinational brands and enable us to grow with our clients in the regions and countries where they are growing.

Our Customers

We serve more than 650 clients across various verticals and geographies. Our strategic verticals include: technology and consumer electronics, communications and media, retail, travel and ecommerce, banking, financial services and insurance, healthcare and other. We focus on developing long-term, strategic relationships with clients in verticals with certain characteristics, such as high growth, high transaction volume, high levels of compliance and security, and steep barriers to entry.

Our largest client accounted for 10%, 21% and 23% of our revenues in fiscal years 2019, 2018 and 2017, respectively, and 11% and 10% of our revenue for the nine months ended August 31, 2020 and 2019, respectively. The revenues that we recognize from this client are earned under multiple contracts and statements of work. No other client accounted for more than 10% of our revenues in 2019, 2018 or 2017 and no other client accounted for more than 10% of our revenues for each of the nine months ended August 31, 2020 and 2019. We do not believe that the loss of any single customer would have a material adverse effect on the Company and its subsidiaries taken as a whole.

Sales and Marketing

We market our services through a sales force organized by industry vertical and geography. The length of our selling cycle varies depending on the type of engagement. Our efforts may begin in response to our lead generation program, a perceived opportunity, a reference by an existing client, a request for proposal or otherwise. The sales cycle varies depending on the type of services work as well as whether there is an existing relationship with the client.

We have designated client partners or global relationship managers for each of our strategic relationships. The relationship manager is supported by process improvement, quality, transition, finance, human resources, information technology and industry or subject matter expert teams to ensure the best possible solution is provided to our clients.

We also strive to foster relationships between our senior leadership team and our clients’ senior management. These “C-level” relationships ensure that both parties are focused on establishing priorities, aligning objectives and driving client value from the top down. High-level executive relationships have been particularly constructive as a means of increasing business from our existing clients. It also provides us with a forum for addressing client concerns. We constantly measure our client satisfaction levels to ensure that we maintain high service levels for each client.

Our Operations

We have global delivery capability which allows us to scale people and other resources from around the world, including language fluency, proximity to clients and time-zone advantages. A critical component of this capability is our more than 275 locations in more than 40 countries throughout the Americas, Asia-Pacific and EMEA. Our delivery centers improve the efficiency of our engagement teams through the reuse of processes, solution designs and infrastructure by leveraging the experience of delivery center professionals. Services are provided from these global locations to customers worldwide in multiple languages. These services are supported by proprietary technology to enable efficient and secure customer contact through various channels including voice, chat, web, email, social media and other digital tools. Many of our delivery centers are PCI DSS (Payment Card Industry Security Standards Council’s Data Security Standards) version 3.2.1 certified. Many of our delivery centers are certified to ISO standards. Twenty-eight of our delivery centers around the world are certified to COPC (Customer Operation Performance Center) OSP standard.

We operate a distributed data processing environment that can integrate service delivery center data servers and databases with thirty-nine data centers and point of presence strategically located across the globe. Our technologically-advanced and secured data centers provide availability 24 hours a day, 365 days a year, with redundant power and communication feeds and emergency power back-up, and are designed to withstand most natural disasters.

The capacity of our data center and contact center operations, coupled with the scalability of our customer management solutions, enable us to meet the changing needs of large-scale and rapidly growing companies and government entities. By employing the scale and efficiencies of common application platforms, we can provide client-specific enhancements and modifications without incurring many of the costs of a full custom application, which positions us as a value-added provider of customer support products and services.

International Operations

Approximately 75% of our revenue is generated by our non-U.S. operations. A key element in our business strategy has been to locate our service delivery contact centers in markets that are strategic to our customer requirements and cost beneficial. We have significant operations in the Philippines and India.

Sales and cost concentrations in international jurisdictions subject us to various risks, including the impact of changes in the value of foreign currencies relative to the U.S. Dollar, which in turn can impact reported sales.

See Note 9 to the combined financial statements included elsewhere in this information statement for additional financial information related to our international and domestic operations.

Seasonality

Our revenue and margins fluctuate with the underlying trends in our clients’ businesses. As a result, our revenues and margins are typically the highest in our fourth fiscal quarter.

Information Technology

We invest in IT systems, infrastructure, automation and security to enhance workforce management and improve productivity. Our contact centers can employ a broad range of technology, including digital switching, intelligent call routing and tracking, proprietary workforce management systems, case management tools, proprietary software systems, computer telephony integration, interactive voice response, advanced speech recognition, web-based tools and relational database management systems with embedded security. Our innovative use of technology enables us to improve our voice, chat, web and e-mail handling and personnel scheduling, thereby increasing our efficiency and enhancing the quality of the services we deliver to our clients and their customers. We are able to respond to changes in client call volumes and manage call volume traffic based on agent availability. Additionally, we can use this technology to collect information concerning the contacts, including number, response time, duration and results of the contact and report the information to the client on a periodic basis for purposes of monitoring quality of service and accuracy of billing.

Competition

We operate in a highly competitive and rapidly evolving global marketplace. Our major competitors include Accenture plc, Atento S.A., Cognizant Technology Solutions Corporation, Conduent Inc., ExlService Holdings, Inc., Genpact Limited, Globant S.A., Medallia, Inc., Qualtrics, LLC, Sykes Enterprises Inc., Teleperformance S.A., TTEC Holdings, Inc., Transcosmos Inc., and WNS (Holdings) Limited.

In the future, we may face greater competition due to the consolidation of business process outsourcing providers. Consolidation activity may result in competitors with greater scale, a broader footprint or more attractive pricing than ours. In addition, a client or potential client may choose not to outsource its business, by setting up captive outsourcing operations or by performing formerly outsourced services for themselves, or may switch CX solutions providers.

Employees

As of August 31, 2020, we had approximately 250,000 full-time employees, of which approximately 52,000 were based in the Americas, approximately 173,000 were based in Asia-Pacific, and approximately 25,000 were based in EMEA. Except for a small number of our employees in certain countries, generally required by local regulations or brought in through acquisitions, our employees are not represented by a labor union, nor are they covered by a collective bargaining agreement. We consider our employee relations to be good.

Properties

Our principal executive offices are located in Fremont, California, and are leased by us. As of November 30, 2019, we occupied more than 275 facilities comprising service and delivery centers and administrative facilities covering approximately 16.6 million square feet, of which approximately 1.3 million square feet was owned and the remainder was leased.

Legal Proceedings

From time to time, we are involved in legal proceedings in the ordinary course of business. We do not believe that these proceedings will have a material adverse effect on the results of our operations, our financial position or the cash flows of our business.

MANAGEMENT

Executive Officers

Set forth below is information, as of October 13, 2020, regarding those persons that we expect will serve as our executive officers following the spin-off and their anticipated positions.

Name	Age	Position
Christopher Caldwell	47	Chief Executive Officer
Andre Valentine	57	Chief Financial Officer
Cormac Twomey	50	Executive Vice President, Global Operations and Delivery
Richard Rosso	57	Executive Vice President, Global Sales and Account Management
Steven Richie	52	Executive Vice President, Legal

Christopher Caldwell, Chief Executive Officer. Chris Caldwell has served as Executive Vice President of SYNNEX and President of Concentrix since February 2014. He previously served as President of Concentrix from June 2012 to February 2014, Senior Vice President and General Manager of Concentrix from March 2007 to June 2012, and Senior Vice President, Global Business Development of SYNNEX from March 2007 to June 2012. Mr. Caldwell joined SYNNEX in 2004 as Vice President, Emerging Business through the acquisition of EMJ Data Systems Ltd.

Andre Valentine, Chief Financial Officer. Andre Valentine has served as Executive Vice President and Chief Financial Officer of Concentrix since October 2018. He previously served as Chief Financial Officer of Convergys Corporation from August 2012 to October 2018, Senior Vice President of Finance, Customer Management of Convergys from 2010 to 2012 and 2002 to 2009, Senior Vice President, Controller of Convergys 2009 to 2010, and Vice President, Controller of Convergys from 1998 to 2002.

Cormac Twomey, Executive Vice President, Global Operations and Delivery. Cormac Twomey has served as Executive Vice President, Global Operations and Delivery of Concentrix since January 2019. He previously served as Chief Commercial Officer of Convergys Corporation from October 2017 to October 2018, Senior Vice President, Operations of Convergys Corporation from January 2017 to October 2017, Senior Vice President, EMEA and Intelligent Contact of Convergys from March 2014 to December 2016, Managing Director of Stream Global Services from 2013 to 2014 and Senior Vice President, Sales and Client Management, EMEA of Stream Global Services from 2011 to 2013.

Richard Rosso, Executive Vice President, Global Sales and Account Management. Rick Rosso has served as Executive Vice President, Global Sales and Account Management of Concentrix since January 2019. He previously served as Executive Vice President, Global Sales, Account Management and Solutions of Concentrix from October 2018 to January 2019 and Senior Vice President, Global Sales and Account Management of Concentrix from February 2014 to October 2018. Prior to that, he spent nearly 30 years at IBM, most recently as General Manager, Business Process Outsourcing from May 2013 to our acquisition of the IBM CRM business in January 2014.

Steven Richie, Executive Vice President, Legal. Steve Richie has served as Executive Vice President, Legal of Concentrix since February 2020 after serving as Executive Vice President, Legal and People Solutions from October 2018 to February 2020. He previously served as Senior Vice President, Legal, Human Resources and Corporate Development of Concentrix from September 2016 to October 2018 and Senior Vice President, Legal of Concentrix from August 2015 to September 2016. Prior to that, he was Vice President, General Counsel and Corporate Secretary of Annie’s Inc. from 2014 to July 2015, and Vice President and Senior Counsel of SYNNEX from 2008 to 2014.

BOARD OF DIRECTORS

Set forth below is information, as of October 13, 2020, regarding those persons that we expect will serve on the Concentrix board of directors following the spin-off. The nominees identified will be presented to SYNNEX, Concentrix’ sole stockholder, for election prior to the spin-off.

Name	Age	Title
Christopher Caldwell	47	Director
Teh-Chien Chou	62	Director
LaVerne Council	58	Director
Jennifer Deason	45	Director
Kathryn Hayley	62	Director
Kathryn Marinello	64	Chair of the Board
Dennis Polk	54	Director
Ann Vezina	57	Director

Each member of our board of directors will serve until their successors are duly elected and qualified or until their earlier death, resignation, disqualification or removal. The authorized number of directors may be changed by resolution of the board of directors. Vacancies on the board of directors can be filled by resolution of the board of directors.

Christopher Caldwell. Mr. Caldwell’s biographical information is set forth in this information under “Management.” As our Chief Executive Officer and the leader of the business for more than 12 years, Mr. Caldwell has extensive knowledge of the industry and is uniquely qualified to understand the opportunities and challenges facing Concentrix.

Teh-Chien Chou. T.C. Chou has served as the President of Harbinger Venture Management Co., Ltd., a venture capital firm, since January 2000. He has also served on the boards of directors of several companies listed on the Taiwan Stock Exchange, including Synnex Technology International Corp. since 2000, Getac Technology Corp since 2009, and Intech Biopharma Ltd. since 2014. Dr. Chou holds a Bachelor of Science from National Taiwan University, a Master of Business Administration from Wharton Business School at the University of Pennsylvania, and a Ph.D. from Rutgers University. Dr. Chou was chosen to serve on our board due to his strong background in finance and his substantial experience with public company boards of directors, including several technology-focused companies.

LaVerne Council. LaVerne Council has been the Chief Executive Officer of Emerald One, LLC, a consulting company focused on helping business and technology organizations transform through digital change, since November 2019. Prior to that, she was Managing Principal for Grant Thornton LLP from December 2017 to October 2019. She served as a Senior Vice President for the MITRE Corporation from April 2017 to December 2017 and as the Assistant Secretary for Information & Technology and Chief Information Officer for the U.S. Department of Veteran Affairs from July 2015 to January 2017. Ms. Council has also served as the Corporate Vice President and Global Chief Information Officer for Johnson & Johnson from 2006 to 2011 and in several roles of increasing responsibility at DELL, Inc. from 2000 to 2006, most recently as the Global Vice President, Information Technology, Global Business Solutions, and Development Services. Ms. Council has served on the board of directors of ConMed Corporation (NYSE: CNMD) since 2019. Ms. Council holds a Master of Business Administration from Illinois State University and a Bachelor of Business Administration from Western Illinois University. Ms. Council was chosen to serve on our board due to her strong background in information technology and expertise with leading transformational change.

Jennifer Deason. Jennifer Deason has been the Chief Financial Officer and Chief Business Officer for the dtx company, a leader in creating technology-enabled systems connecting consumers to brands since May 2019. From 2016 to 2018, Ms. Deason served as Executive Vice President, Head of Strategy and Business Development for Sotheby’s. She served as Chief Financial Officer of the Weather Channel from 2014 to 2016 and was an Executive Vice President with Bain Capital from 2008 to 2014. While at Bain, Ms. Deason served in several interim operating roles such as President, Chief Marketing Officer and Chief Financial Officer and was a board member of several portfolio companies. Ms. Deason has served on the board of directors of DHI Group (NYSE: DHX) since July 2016. She holds a Master of Business Administration from Stanford University and a Bachelor of Arts from Yale University. Ms. Deason was chosen to serve on our board due to her experience with consumer-focused, technology-enabled businesses and her strong background in financial and operating roles, including her experience as a Chief Financial Officer.

Kathryn Hayley. Kathryn Hayley has been the Chief Executive Officer of Rosewood Advisory Services, LLC, a business advisory services firm, since 2015. Previously, Ms. Hayley served as an Executive Vice President of UnitedHealthcare (a subsidiary of UnitedHealth Group, Inc.) from 2012 to 2015. From 2006 to 2012, she served as an executive of Aon plc, including as Chief Executive Officer of Aon Consulting Worldwide and Aon Hewitt Consulting Americas. Prior to her service at Aon, Ms. Hayley was an information technology partner at Deloitte Consulting LLP and led the U.S. financial services practice. Ms. Hayley has served on the boards of directors of First Midwest Bancorp Inc. (Nasdaq: FMBI) since 2016 and Alight Solutions, LLC since 2018. Ms. Hayley holds a Bachelor of Science from Illinois State University and a Master of Business Administration from the Kellogg School of Management at Northwestern University. Ms. Hayley was chosen to serve on our board due to her strong background in information technology, financial services and talent management and her extensive experience as a public company leader.

Kathryn Marinello. Kathryn Marinello served as the President and Chief Executive Officer and a director of Hertz Global Holdings (NYSE: HTZ) (“Hertz”) from January 2017 through May 2020. Ms. Marinello previously served as a Senior Advisor of Ares Management LLC, a global alternative asset manager, from March 2014 to December 2016, and as Chair, President and Chief Executive Officer of Stream Global Services, Inc., a business process outsourcing service provider, from 2010 to March 2014. Ms. Marinello served as Chair, Chief Executive Officer and President of Ceridian Corporation, a provider of human resources software and services, from 2006 to 2010, and in several senior roles at General Electric Co. from 1997 to 2006. Ms. Marinello has served as a director of Volvo Group since 2014. She previously served as a member of the boards of directors of The Nielsen Company B.V. (2014-2017), General Motors Company (NYSE: GM) (2007-2016), and RealPage, Inc. (Nasdaq: RP) (2015-2017). In May 2020, Hertz filed voluntary petitions for relief under chapter 11 of title 11 of the U.S. Bankruptcy Code following the impact of the COVID-19 pandemic on travel demand. Ms. Marinello holds a Master of Business Administration from Hofstra University and a Bachelor of Arts from State University of New York at Albany. Ms. Marinello was chosen to serve on our board due to her extensive leadership experience, including on several public company boards of directors, and her strong background with the consumer services, technology and BPO industries.

Dennis Polk. Dennis Polk has served as the President and Chief Executive Officer of SYNNEX since March 2018 and as a member of the SYNNEX board of directors since February 2012. Mr. Polk joined SYNNEX in 2002 as Senior Vice President of Corporate Finance and in the same year became Chief Financial Officer. In 2006, he was promoted to Chief Operating Officer and served in that capacity until he became President and Chief Executive Officer. Mr. Polk has served on the Board of Directors of Terreno Realty Corporation (NYSE: TRNO) since 2010. At Terreno, Mr. Polk serves as Chair of the Compensation Committee. As the Chief Executive Officer of SYNNEX, Mr. Polk has deep knowledge of the Concentrix business and its industry. He also brings to our board his leadership skills and a strong background in finance, operations and distribution.

Ann Vezina. Ann Vezina has served as a member of the board of directors of SYNNEX since February 2017. From July 2013 to August 2015, Ms. Vezina served as Corporate Vice President, Human Resources for Xerox Business Services, LLC. From February 2010 to July 2013, she was Corporate Vice President and Chief Operations Officer for Xerox Business Services. Previously, she served as Executive Vice President and Group President, Commercial Solutions for Affiliated Computer Services, Inc. (ACS) before the acquisition of ACS by Xerox Corporation in 2010. Ms. Vezina began her career with Electronic Data Systems. Ms. Vezina holds a Bachelor of Science in business administration from Central Michigan University. As a director of SYNNEX since 2017, Ms. Vezina has a strong background with the Concentrix business. She also has extensive experience in the BPO industry and with personnel management.

Director Independence

Our Corporate Governance Guidelines provide that a majority of our board of directors will consist of independent directors. These standards are available on our website at www.concentrix.com. Our director independence standards reflect the corporate governance listing standards of The Nasdaq Stock Market LLC (“Nasdaq”). In addition, each member of the audit committee of the board of directors (the “Audit Committee”) is expected to meet the heightened independence standards required for audit committee members under the applicable listing standards, and each member of the compensation committee of the board of directors (the “Compensation Committee”) is expected to meet the heightened independence standards required for compensation committee members under the applicable listing standards. Our board of directors will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the nominating and governance committee of the board of directors (the “Nominating and Governance Committee”), will make a determination as to which members are independent.

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended November 30, 2019, Concentrix was not an independent company and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who served as our executive officers for that fiscal year were made by SYNNEX, as described in the section of this information statement captioned “Executive Compensation.”

Corporate Governance

We expect that our board of directors will fully implement our corporate governance initiatives at or prior to the time of the spin-off. We believe these initiatives will comply with the rules and regulations of the SEC adopted thereunder, as well as with the Nasdaq listing standards. After the spin-off, our board of directors will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies.

Our board of directors intends to adopt Corporate Governance Guidelines in connection with the spin-off, and also intends to adopt a code of ethics and business conduct that applies to each of our directors, officers and employees. The code will address various topics, including:

•	compliance with laws, rules and regulations;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing; and

•	payments to government personnel.

Upon completion of the spin-off, the code of ethics and business conduct will be posted on our website. Our Audit Committee also intends to implement whistleblower procedures by establishing formal procedures for receiving and handling complaints from employees that will require that any concerns regarding accounting or auditing matters reported under these procedures be communicated promptly to the audit committee.

Board Committees

Pursuant to our bylaws, our board of directors is permitted to establish committees from time to time as it deems appropriate. Initially, to facilitate independent director review and to make the most effective use of the directors’ time and capabilities, our board of directors will establish the following committees: audit committee, nominating and corporate governance committee and compensation committee. The intended membership and functions of each committee are described below:

Audit Committee

[●], [●] and [●] are expected to be the members of the Audit Committee. [●] is expected to be the Chair of the Audit Committee. Our board of directors is expected to determine that at least one member of the Audit Committee is an “audit committee financial expert” for purposes of the rules of the SEC. In addition, we expect that our board of directors will determine that each Audit Committee member is independent, as defined by the Nasdaq listing standards and Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with our Corporate Governance Guidelines, and that each member has satisfied the Nasdaq financial literacy requirements.

The Audit Committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control, and legal compliance functions by approving the services performed by our independent registered public accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The Audit Committee oversees the audit efforts of our independent registered public accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The Audit Committee also has oversight responsibility for our risk assessment and management activities, including with respect to information technology, cybersecurity and privacy.

Compensation Committee

[●], [●] and [●] are expected to be the members of the Compensation Committee. [●] is expected to be the Chair of the Compensation Committee. Our board of directors is expected to determine that each member of the Compensation Committee is independent, as defined by the Nasdaq listing standards and in accordance with our Corporate Governance Guidelines. In addition, we expect that the members of the Compensation Committee will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. The Compensation Committee reviews and determines our general compensation policies and the compensation provided to our officers, including targets for annual and long-term bonus plans. In addition, the Compensation Committee reviews, administers, and approves equity-based compensation for our officers and employees and administers our equity incentive plan and employee stock purchase plan.

The Compensation Committee is responsible for overseeing human capital and compensation risks, including evaluating and assessing risks arising from our compensation policies and practices for all employees and ensuring executive compensation is aligned with performance. To assist it in satisfying these oversight responsibilities, the Compensation Committee is authorized to retain its own compensation consultant and meets regularly with management to understand the financial, human resources and stockholder implications of compensation decisions being made.

Nominating and Governance Committee

[●], [●] and [●] are expected to be the members of the Nominating and Governance Committee. [●] is expected to be the Chair of the Nominating and Governance Committee. Our board of directors is expected to determine that each of the members of the Nominating and Governance Committee is independent, as defined by the Nasdaq listing standards and in accordance with our Corporate Governance Guidelines. The Nominating and Governance Committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size, director qualifications, and composition of the board of directors, director compensation, including equity compensation, and for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. In addition, the Nominating and Governance Committee is responsible for considering director nominations by stockholders. The Nominating and Governance Committee oversees risks related to our overall corporate governance, including board of directors and committee composition, the size and structure of the board of directors, director independence, and our corporate governance profile and ratings. The Nominating and Governance Committee also is actively engaged in overseeing risks associated with succession planning for the board of directors and management.

Communications with the Board of Directors

The board of directors has established a process for stockholders and other interested persons to send communications to directors. Stockholders who wish to communicate with the Concentrix board of directors as a whole or to non-management directors, may send communication in writing to: [●], Chair of the Audit Committee, Concentrix Corporation, 44111 Nobel Drive, Fremont, California 94538 or Allison Leopold Tilley, Pillsbury Winthrop Shaw Pittman LLP, 2550 Hanover Street, Palo Alto, California 94304. Stockholders must include their name and address in the written communication and indicate whether they are a stockholder of Concentrix or other interested person. [●] and Ms. Leopold Tilley will review any communication received from a stockholder or other interested person, and all material communications from stockholders or other interested persons will be forwarded to the appropriate director or directors or board of directors committee based on the subject matter.

BOARD COMPENSATION

Following the spin-off, we anticipate that our Nominating and Governance Committee will review and make recommendations to our board of directors concerning director compensation. Our objective for our initial director compensation is to provide our directors with a fair compensation package that is tied to the services they will perform as well as to the performance of the company.

We expect that our initial director compensation program will consist of an annual retainer, committee chair retainers and a long-term equity compensation component, which is expected to consist of restricted stock grants.

Retainer and Fees

We expect the cash portion of our non-employee director compensation to initially be at the following rates:

Annual retainer	$80,000
Additional annual retainer for Chair	$150,000
Additional annual retainer for Chair of the Audit Committee	$20,000
Additional annual retainer for Chair of the Compensation Committee	$20,000
Additional annual retainer for Chair of the Nominating and Governance Committee	$20,000

Other Payments or Benefits

We expect our non-employee directors will receive an annual grant of restricted stock valued at $100,000 that will be granted on or shortly following the date of the annual meeting of stockholders and will vest on the earlier of one year following the date of grant and one day prior to the next annual meeting of stockholders. Our initial non-employee directors are expected to receive a prorated grant of restricted stock on or shortly following the distribution date based on the number of days from the date of such directors’ initial appointment through March 17, 2021, the anniversary of the SYNNEX 2020 annual meeting of stockholders. We will provide coverage for directors under a director and officer liability insurance policy. We will also reimburse directors for their reasonable out-of-pocket expenses for attending meetings of the board of directors and its committees and educational seminars and conferences in accordance with a director education program.

Stock Ownership Guidelines

We anticipate that our board will adopt stock ownership guidelines that require each non-employee director to own beneficially a minimum number of shares of our common stock to promote and increase such ownership and to further align their interests with those of our stockholders.

EXECUTIVE COMPENSATION

Introduction

As discussed above, Concentrix is currently part of SYNNEX and not an independent company, and the Compensation Committee is not expected to begin meeting until after the spin-off. Historically, our employees have participated in the compensation and benefit programs of SYNNEX and its subsidiaries. Therefore, except as otherwise indicated, the below Compensation Discussion and Analysis describes the compensation practices of SYNNEX as they relate to certain individuals who are expected to be appointed as executive officers of Concentrix. After the spin-off, Concentrix’ executive compensation program, policies, and practices for its executive officers will be subject to the review and approval of the Compensation Committee.

For purposes of the following Compensation Discussion and Analysis and the tabular executive compensation disclosures that follow, the individuals listed below are referred to collectively as Concentrix’ “named executive officers” or “NEOs.” They are Concentrix’ chief executive officer, chief financial officer and, of the individuals who are expected to be designated as executive officers, the three most highly compensated based on the fiscal year ended November 30, 2019 (other than the chief executive officer and chief financial officer).

Name	Position
Christopher Caldwell	Chief Executive Officer
Andre Valentine	Chief Financial Officer
Cormac Twomey	Executive Vice President, Global Operations and Delivery
Richard Rosso	Executive Vice President, Global Sales and Account Management
Steven Richie	Executive Vice President, Legal

Additional information regarding the members of Concentrix’ management who will be designated as executive officers is set forth in the section of the information statement captioned “Management—Executive Officers.”

We expect that immediately following the spin-off, the Concentrix executive compensation program, policies, and practices will be substantially similar to those employed at SYNNEX, as described below. The Compensation Committee will review the executive compensation program, policies, and practices and will make adjustments as appropriate over time in order to meet the company’s particular business needs and goals.

The following Compensation Discussion and Analysis describes SYNNEX’ general compensation philosophy, policies, and practices as they applied to Concentrix’ NEOs during the fiscal year ended November 30, 2019. We have noted where certain elements of SYNNEX’ executive compensation program did not apply to one or more of the NEOs employed by Concentrix in the fiscal year ended November 30, 2019.

Compensation Discussion and Analysis

Objectives and Philosophy of the SYNNEX Compensation Program

The SYNNEX compensation philosophy is to pay for performance as well as to offer competitive compensation in order to attract and retain talented executive officers. With respect to “pay for performance,” the SYNNEX program is designed to align the interests of its executive officers with those of its stockholders, for whom they work. As a result, a significant portion of our named executive officers’ total compensation depends on the each individual’s performance relative to operational and financial objectives. In particular, in determining total compensation, SYNNEX stresses a compensation philosophy that is performance-driven with relatively moderate base salaries, but high variability through a Management Incentive Plan and equity compensation. SYNNEX believes that total compensation should reflect some level of risk associated with the performance of the business. As a result, a substantial portion of our named executive officer’s total compensation is in the form of profit sharing and equity grants.

SYNNEX believes that the compensation of its executive officers should reflect their success as a management team, as well as individuals, in attaining key operating objectives, such as growth of sales, growth of operating earnings and earnings per share, return on invested capital, growth or maintenance of market share, long-term competitive advantage, and ultimately, in attaining an increased market price for the SYNNEX common stock. SYNNEX believes that the performance of executive officers in managing the business, considered in light of general economic conditions, its company and industry, and competitive conditions, should be the basis for determining their overall compensation.

SYNNEX also believes that the compensation of its executive officers should not be based on the short-term performance of its stock, whether favorable or unfavorable, as the trading price of the stock will, in the long-term, reflect the business’ operating performance, and ultimately, the management of SYNNEX by its executive officers. Following the separation and distribution, we will seek to have the long-term performance of our stock reflected in executive compensation through our equity incentive programs.

Competitive compensation is important to attract and retain the talent necessary to lead the company in the competitive and changing business environment in which we operate. In this regard, SYNNEX is mindful of the median level of compensation of our competitors as well as of the median level of compensation in the local area in which an individual is located. SYNNEX strives for internal equity among employees according to job responsibilities, experience, capability, and individual performance. The SYNNEX executive compensation program impacts all employees by setting general levels of compensation and helping to create an environment of goals, rewards and expectations. As SYNNEX believes the performance of every employee is important to its success, SYNNEX is mindful of the effect that its executive compensation and incentive program has on all of its employees.

The SYNNEX compensation philosophy emphasizing performance permeates total compensation for both executive officers and non-executive employees. While SYNNEX does not have an exact formula for allocating between cash and non-cash compensation, SYNNEX tries to balance long-term equity versus short-term cash compensation and variable compensation versus fixed compensation. Executive officers who have greater ability to influence the performance of the business receive more long-term equity as a percentage of total compensation than non-executive employees who have less ability to influence the performance of the business. Similarly, performance-related cash compensation for executive officers as a percentage of total compensation is greater than performance-related cash compensation of non-executive employees. The goal is to create a balanced culture of high performance without undue risk assumption.

Elements of the SYNNEX Compensation Program

SYNNEX has implemented an executive compensation program that consists of four compensation components:

(1)	base salary;

(2)	Management Incentive Plan bonus;

(3)	equity grants; and

(4)	performance-based, long-term incentives (LTI).

The compensation elements are usually administered in three cycles. Merit raises for base salaries are generally performed in the April-May period. Annual equity grants in the form of stock options, restricted stock awards or restricted stock units (RSUs), other than LTI awards, are generally awarded in the September-October period. Management Incentive Plan bonuses are generally paid in the December-January period and LTI awards in the form of performance-based RSUs are generally granted in the January-February period. However, all of the above elements are reviewed and determined on at least an annual basis.

Since Mr. Caldwell was an executive officer of SYNNEX in 2019, the SYNNEX Compensation Committee was responsible for decisions regarding his compensation, as provided in its charter. Our other named executive officers were not executive officers of SYNNEX, and Mr. Caldwell, generally in consultation with Dennis Polk, the President and Chief Executive Officer of SYNNEX, was responsible for decisions regarding their compensation consistent with the overall design of the SYNNEX compensation program.

The components of the compensation program for our named executive officers are described as follows:

Base Salary. Base salaries are designed to provide a consistent cash flow throughout the year as compensation for day-to-day responsibilities. Base salaries are reviewed and, if deemed appropriate, adjusted on an annual basis. Merit increases are based on, among other things, individual performance, any new responsibilities assumed and the magnitude of our merit increase budget for the year. With respect to each named executive officer’s individual performance, we assess the breadth and complexity of an individual’s responsibilities and contributions and seek to quantify the same. Determination of base salary is not made in accordance with a strict formula that measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices.

Management Incentive Plan. Management Incentive Plan bonuses reward individuals for achieving operating and financial goals, in keeping with a performance-driven environment conducive to increasing stockholder value. Bonuses granted to our named executive officers under the SYNNEX Management Incentive Plan are based upon both qualitative and quantitative considerations. The SYNNEX Compensation Committee established in writing specific performance goals for Mr. Caldwell, which must be achieved in order for an award to be earned under the Management Incentive Plan for that fiscal year. Performance goals under the Management Incentive Plan may be based upon any one or more of the following: net income per share, revenue, cash flow, earnings per share, return on equity, total stockholder return, share price performance, return on capital, return on assets or net assets, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, return on invested capital, sales productivity, sales growth, market segment share or similar financial performance measures as may be determined by the SYNNEX Compensation Committee. The SYNNEX Compensation Committee set reasonably stringent minimum Management Incentive Plan hurdles and performance metrics. The SYNNEX Compensation Committee is also authorized to recoup any bonuses or portion thereof to mitigate the potential for undue risk assumption.

Mr. Caldwell’s Management Incentive Plan bonus for fiscal year 2019 was based upon the achievement of certain EBITDA performance goals by the Concentrix business. He was not eligible for a bonus unless we met or exceeded the minimum threshold percentage of the EBITDA performance goals. In 2019, the minimum threshold percentage was 75% and the maximum percentage was 133.3%. The actual bonus payable, if the applicable minimum threshold percentages was met, was paid on a sliding scale of the target performance actually achieved based upon a certain percentage of Mr. Caldwell’s annual base salary for the applicable fiscal year.

Management Incentive Plan bonuses for our other named executive officers were determined by Mr. Caldwell based on Concentrix’ performance with respect to revenue, EBITDA, and operating income margin, as well as each individual’s annual performance and contributions to our success. While each such named executive officer had a target award based on a percentage of the individual’s base salary, the award did not have fixed threshold and maximum percentages.

For fiscal 2019, our named executive officers were eligible to receive a Management Incentive Plan bonus based on the following approximate percentages of their respective fiscal year base salaries:

Name	Minimum Payment (if Threshold is Met) as Percentage of Base Salary(1)(%)	Target Payment as Percentage of Base Salary(1)(%)	Maximum Payment as Percentage of Base Salary(1)(%)
Christopher Caldwell	100	200	300
Andre Valentine	—	90	—
Cormac Twomey	—	100	—
Richard Rosso	—	75	—
Steven Richie	—	60	—

(1)	The applicable base salary is each officer’s then-current base salary at the end of the fiscal year.

Actual awards under the Management Incentive Plan may be more or less than the applicable targets depending upon Concentrix performance, as well as the named executive officer’s individual performance. For fiscal year ended November 30, 2019, based on the performance of our business and each individual’s contributions, our named executive officers received the following Management Incentive Plan bonuses:

Name	Management Incentive Plan Bonuses
Christopher Caldwell	$1,307,543
Andre Valentine	$443,215
Cormac Twomey	$454,560
Richard Rosso	$377,500
Steven Richie	$201,500

Equity Grants. Long-term incentives involve equity grants and performance retention grants, including restricted stock awards, RSUs and stock options. Restricted stock and RSUs help us to retain key personnel, whereas stock options provide incentive for creating incremental stockholder value. The value of equity grants and performance retention grants derives from stock price, which aligns executive compensation with stockholder value.

Equity grants are based on a number of considerations, including:

•	job responsibilities and past performance;

•	likely future contributions;

•	potential reward to the individual if the stock price appreciates in the public market;

•	management tier classification;

•	equity grants made by competitors; and

•	existing vested and unvested equity holdings.

Determination of equity grant amounts is not made in accordance with a strict formula that measures weighted qualitative and quantitative factors or by reference to specific fixed targets, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices, including an overall review of both employee and corporate performance and the value of equity grants of comparable officers at comparable companies. SYNNEX evaluates its corporate performance objective primarily by financial performance, including growth, return on equity, return on invested capital, and diluted earnings per share. SYNNEX also distinguishes between equity grants of stock options, restricted stock awards or RSUs based upon an officer’s position. SYNNEX believes that stock options carry more risk than restricted stock. As such,

SYNNEX expects certain officers with the most direct impact on its overall performance to accept more equity risk and their grants are more heavily weighted towards stock options rather than restricted stock awards or RSUs. In this regard, Mr. Caldwell was the only one of our named executive officers to receive a stock option grant in 2019.

To avoid any impropriety or even the appearance of such, the SYNNEX Compensation Committee in most cases makes equity grants only during open trading windows. If the date of an equity grant falls within a trading black-out period, then the effective grant date is upon the expiration of the third trading day after the trading black-out period ends. The exceptions to this standard procedure are the granting of Long-Term Incentive RSUs, which are valued as of the first business day of the fiscal year, and the granting of equity awards to new employees, which are granted as of the date employment begins. The exercise price for all stock option grants is the market closing price of SYNNEX common stock on the effective grant date. Annual equity grants to our named executive officers are generally awarded each year in the September-October period. SYNNEX believes that the automatic and consistent nature of its equity grant process avoids the possibility of timing deviations.

Performance-Based, Long-Term Equity Incentives. The SYNNEX LTI program, currently implemented through its 2013 Stock Incentive Plan, is designed to provide long-term retention incentives, and also to create an alignment between the interests of SYNNEX executive officers and those of its stockholders because appreciation in the stock price of SYNNEX shares will benefit both its executive officers and its stockholders. Under the SYNNEX 2013 Stock Incentive Plan, the SYNNEX Compensation Committee may grant LTI awards that require, as a condition to vesting, the attainment of one or more performance targets specified by the SYNNEX Compensation Committee from the list of possible financial and operational performance metrics specified in the plan.

For 2019, the LTI award granted to Mr. Caldwell, as a SYNNEX executive officer, was comprised of performance-based RSU grants. Mr. Caldwell received a grant of performance-based RSUs that cliff vest based upon (1) the achievement of certain threshold EPS target performance percentages and (2) the achievement of certain ROIC performance percentages with both performance metrics measured over a three-year period. In determining the EPS target performance metrics, SYNNEX focused upon growth, return on equity, ROIC, and EPS. The minimum threshold EPS target performance percentage is 75% and the maximum target performance percentage is 166.7%. If the minimum threshold target performance percentage of the internally established EPS goal is not achieved, no performance-based RSUs vest for Mr. Caldwell, regardless of the achievement of the ROIC performance metrics. The minimum threshold target performance percentage is based on the previous year’s EPS plus a reasonable, three-year “stretch” goal taking into account the then current economic environment. Alternatively, if the maximum target performance percentage of the internally established EPS goal is exceeded, no incremental performance-based RSU vesting beyond the maximum award benefits Mr. Caldwell.

The dollar value of Mr. Caldwell’s LTI award was based upon one-third of his target Management Incentive Plan award for the 2019 fiscal year. The actual number of performance-based RSUs, if the applicable minimum threshold percentage is met, vest on a sliding scale of the target EPS performance percentage actually achieved and the dollar limits pre-established by the SYNNEX Compensation Committee. This amount is then adjusted by the percentage increase or decrease corresponding with SYNNEX performance as measured by the ROIC performance metric. To the extent that SYNNEX fails to meet its performance targets for the applicable three-year period, then that portion of the shares underlying the performance-based RSUs are canceled and do not vest. If, for example, SYNNEX achieves an EPS equal to 75% of the EPS target, Mr. Caldwell would receive 50% of the targeted shares. Similarly, if SYNNEX achieves an EPS equal to 166.67% of EPS target, then Mr. Caldwell would receive 200% of the targeted shares.

In order to allow for vesting of 200% of the target performance-based RSUs (pursuant to the vesting criteria discussed above), Mr. Caldwell was granted a number of performance-based RSUs equal to two times the target grant. For fiscal year 2019, based upon the per share price, adjusted for the exclusion of dividend equivalents, on the first business day of fiscal 2019 (December 3, 2018), of $77.60, Mr. Caldwell was granted performance-based RSUs as follows:

	Number of RSUs granted (represents maximum award of 200% of target award)	Value of LTIs at maximum award of 200% of target award	Number of RSUs vesting at 100% target performance	Value of LTIs at 100% target performance (represents 100% of target award)	Number of RSUs vesting at 75% of target performance	Value of LTIs at 75% target performance (represents 50% of target award)
Christopher Caldwell	9,868	$765,757	4,934	$382,878	2,467	$191,439

In addition to Mr. Caldwell’s LTI award as an executive officer of SYNNEX, for 2019, each of our named executive officers was granted a SYNNEX LTI award comprised of performance-based RSU grants (the “Spin-off Retention Awards”) to incentivize and retain the named executive officers through the separation and distribution as follows:

	Number of RSUs granted	Value of RSUs granted
Christopher Caldwell	32,453	$2,999,955
Andre Valentine	7,031	$649,946
Cormac Twomey	9,195	$849,986
Richard Rosso	8,113	$749,966
Steven Richie	7,031	$649,946

These awards were not determined based on reference to specific targets. The Spin-off Retention Awards cliff vest upon the earliest of the following: (1) the third anniversary of the grant date provided the named executive officer remains in continuous employment by SYNNEX through the vesting date; (2) the second anniversary of the grant date provided (a) the named executive officer remains in continuous employment by SYNNEX through the vesting date and (b) Concentrix achieves an increase of at least ten percent (10%) in adjusted EBITDA as reported in Company financial statements from Concentrix continuing operations for any consecutive 12-month period during this two-year period, measured against adjusted EBITDA, with comparable financial measure adjustments (such adjustments to include, without limitations, the effect of any acquisitions), as reported in Company financial statements from Concentrix continuing operations during any trailing 12-month period beginning August 1, 2018; or (3) the expiration of the six-month period after a change in control of Concentrix provided the named executive officer remains in continuous employment by SYNNEX or Concentrix through the vesting date.

With respect to both the SYNNEX equity grants and the LTI program, the SYNNEX Compensation Committee considers at least annually whether to approve specific long-term equity awards based on the recommendations of the SYNNEX President and Chief Executive Officer (except with respect to his own awards). When determining awards, the SYNNEX Compensation Committee considers factors such as an individual’s position, his prior and expected future performance and responsibilities, the company’s retention and succession needs, and the long-term incentive award levels for comparable executives and key employees at companies that compete with SYNNEX for executive and managerial talent. The SYNNEX Compensation Committee also considers the total value of equity awards previously granted and the existing equity ownership of the individual when determining restricted stock award levels, with particular attention paid to the value of unvested awards. In addition, the SYNNEX Compensation Committee considers the potential dilution and accounting costs of long-term equity awards as compared to those granted at other publicly traded companies that compete with SYNNEX for business and executive talent. The SYNNEX 2013 Stock Incentive Plan does not state a formulaic method for weighing these factors, nor does the SYNNEX Compensation Committee employ one.

Deferred Compensation Plan. The SYNNEX deferred compensation plan permits designated employees to accumulate income for retirement and other personal financial goals by deferring present income through a nonqualified plan. The SYNNEX deferred compensation plan became effective on January 1, 1994 and was amended on January 7, 2008 to conform with changes required by Section 409A of the Code. Currently, none of our named executive officers participate in this plan.

Benefits, Perquisites and Other. Other benefits to our named executive officers include medical, dental and life insurance, as well as 401(k) plan participation. These benefits are generally available to all our employees. In addition, Mr. Valentine participates in a supplemental life insurance program and a supplemental long-term disability program that are legacy benefits from his employment with Convergys prior to our acqusition of Convergys in October 2018, Mr. Twomey receives a car allowance, which is less than $10,000 annually, and Mr. Rosso receives a cash allowance of $15,000 annually, which is a legacy benefit from his employment with IBM prior to our acquisition of the IBM CRM business in January 2014.

Risk Assessment of SYNNEX Compensation Program

Consistent with SEC disclosure requirements, SYNNEX has assessed its compensation programs and has concluded that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. The risk assessment process included a review of program policies and practices; program analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control and the support of the program and their risks to the company strategy. Although SYNNEX reviewed all compensation programs, SYNNEX focused primarily on the programs with variability of payout, with the ability of an executive officer to directly affect payout and the controls on executive officer action and payout. By way of examples, SYNNEX reviewed its compensation programs for certain design features that have been identified by experts as having the potential to encourage excessive risk-taking, including:

•	too much focus on equity;

•	compensation mix overly weighted toward annual incentives;

•	highly leveraged payout curve and uncapped payouts;

•	unreasonable goals or thresholds; and

•	steep payout cliffs at certain performance level that may encourage short-term business decisions to meet payout thresholds.

SYNNEX is satisfied that these potential pitfalls have been avoided or mitigated. SYNNEX continues to monitor its compensation programs and reserves the right to adjust them as it judges necessary to avoid creating undue risk.

In addition, SYNNEX has internal controls over financial reporting and the measurement and calculation of compensation goals, and other financial, operational, and compliance policies and practices that are designed to keep its compensation programs from being susceptible to manipulation by any employee, including our named executive officers. Other risk-mitigating factors considered by the SYNNEX Compensation Committee include the following:

•	the use of different types of compensation that provide a balance of short-term and long-term incentives with fixed and variable components;

•	the SYNNEX minimum equity holding guidelines;

•	the SYNNEX clawback policy which, in the event of a restatement of our financial results allows the SYNNEX Compensation Committee to seek to recover or cancel Management Incentive Plan bonuses;

•	caps on performance-based awards to limit windfalls;

•	every SYNNEX executive officer must obtain permission from the SYNNEX Legal Department before the sale of any shares of SYNNEX common stock, even during an open trading window;

•	the SYNNEX policy to limit its involvement in cashless stock option exercises by its directors and officers;

•	the SYNNEX prohibition of trading in SYNNEX securities on a short-term basis, on margin, or in a short sale transaction;

•	the SYNNEX policy against buying or selling puts or calls on its common stock;

•	the SYNNEX Code of Ethical Business Conduct; and

•	the SYNNEX Compensation Committee’s consideration of ethical behavior as integral in assessing the performance of all executive officers.

Ultimately, SYNNEX’ incentive compensation is designed to reward executive officers for committing to and delivering goals that are intended to be challenging yet provide them a reasonable opportunity to reach the threshold amount, while requiring meaningful growth to reach the target level and substantial growth to reach the maximum level. The amount of growth required to reach the maximum level of compensation is developed within the context of the normal business planning cycle and, while difficult to achieve, is not viewed to be at such an aggressive level that it would induce SYNNEX executive officers to take inappropriate risks that could threaten SYNNEX’ financial and operating stability.

SYNNEX Compensation Consultant and Peer Group Analysis

To assist in revewing and approving the annual compensation and compensation procedures for its executive officers, including Mr. Caldwell, the SYNNEX Compensation Committee retained the services of Compensia, Inc. as its compensation consultant during fiscal year 2019. Compensia reported directly to the SYNNEX Compensation Committee and the SYNNEX Compensation Committee directly approved the Compensia fees. Management had no role in the selection of the compensation consultant. The SYNNEX Compensation Committee retained the services of Compensia to outline executive compensation trends and developments, review and analyze SYNNEX’ executive compensation philosophy and programs, and provide summary of findings and considerations for use in fiscal year 2019. Neither SYNNEX nor the SYNNEX Compensation Committee engaged any compensation consultants during fiscal year 2019 whose fees exceeded $120,000. The SYNNEX Compensation Committee believes that the Compensia advice was independent of management, and Compensia has certified the same in writing, and benefited SYNNEX and its stockholders. In reaching this conclusion, the SYNNEX Compensation Committee considered all factors relevant to Compensia’s independence from management, including factors suggested by the New York Stock Exchange in its rules related to compensation advisor independence.

Compensia provided the SYNNEX Compensation Committee with a review of the overall compensation climate in the United States, best practices, and trends specific to our industry. Compensia provided analyses of base salaries, bonuses, long-term incentives and benefit practices of comparable peer companies. Compensia’s work did not raise any conflict of interest.

The following technology distribution, electronic manufacturing services, data processing and outsourced services, and IT consulting and other services peer companies were used in SYNNEX’ competitive benchmarking:

Anixter International, Inc.

Arrow Electronics, Inc.

Avnet, Inc.

CDW Corporation

CGI Group, Inc.

Cognizant Technology Solutions Corporation

Conduent Incorporated

Henry Schein, Inc.

Insight Enterprises, Inc.

Jabil Inc.

Sanmina Corporation

ScanSource, Inc.

Sykes Enterprises, Incorporated

Tech Data Corporation

TeleTech Holdings, Inc.

In addition to talking to members of the SYNNEX Compensation Committee, Compensia also contacted certain of SYNNEX’ executive officers and other employees in SYNNEX’ human resources department to obtain historical data and insight into previous compensation practices. The SYNNEX Compensation Committee took information provided by Compensia into consideration when setting executive compensation for fiscal year 2019.

Tally Sheets and the Role of Management

In fiscal year 2019, the SYNNEX Compensation Committee reviewed the total remuneration of SYNNEX’ executive officers, including Mr. Caldwell, using summary tables, or tally sheets. These tally sheets allowed the SYNNEX Compensation Committee to undertake a comprehensive review across all forms of compensation, and to understand the effect that changing profit and stock price scenarios could have on such remuneration forms.

Mr. Polk made recommendations to the SYNNEX Compensation Committee as to the compensation of Mr. Caldwell, and Mr. Caldwell, generally in consultation with Mr. Polk, determined the compensation of our other named executive officers. With respect to Mr. Caldwell, the SYNNEX Compensation Committee could accept or adjust Mr. Polk’s recommendations. However, in general, the SYNNEX Compensation Committee considered the recommendations of Mr. Polk, Mr. Caldwell’s role, responsibilities and performance during the past year, and the amount of compensation paid to officers in similar positions at comparable companies. These recommendations were considered in relation to Mr. Caldwell’s annual performance review and played an important role in the compensation determinations by the SYNNEX Compensation Committee.

In general, we believe that the current executive compensation program meets the objectives of rewarding executive officers for measurable results in meeting and exceeding goals.

2019 Summary Compensation Table

The following table sets forth the compensation awarded to, earned by or paid to our named executive officers for the fiscal year ended November 30, 2019. Position titles refer to each named executive officer’s expected title at Concentrix following the spin-off.

Name & Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)(4)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value ($)(6)	All Other Compensation ($)(7)	Total ($)
Christopher Caldwell, Chief Executive Officer	2019	608,173	—	4,007,871	999,996	1,307,543	—	20,900	6,944,483

Andre Valentine, Chief Financial Officer	2019	585,000	443,215	1,099,879	—	—	100,844	2,534,792	4,763,730

Cormac Twomey(8), EVP, Global Operations and Delivery	2019	474,961	454,560	1,299,919	—	—	—	3,325,842	5,555,282

Richard Rosso, EVP, Global Sales and Account Management	2019	435,000	377,500	899,944	—	257,125	—	24,188	1,993,757

Steven Richie, EVP, Legal	2019	350,000	201,500	799,924	—	257,125	—	8,842	1,617,391

(1)	Includes base salary and, in the case of Mr. Caldwell, unused vacation payout.
(2)

Represents performance-based bonus awards under the Management Incentive Plan earned in fiscal 2019, but paid in fiscal 2020, for Messrs. Valentine, Twomey, Rosso and Richie. Although these named executive officers had target awards based on a percentage of their base salary, and the amount of their earned awards was based on our performance with respect to revenue, EBITDA and operating income margin, the amount of the awards was not quantitatively determined by reference to pre-established performance goal targets. As a result, the entire amount of these awards is being reported in the Bonus column.

(3)

Amounts listed in these columns represent the grant date fair value of stock awards and option awards recognized by SYNNEX under Financial Accounting Standards Board Accounting Standards Codification Topic 718, disregarding estimated forfeitures, rather than amounts realized by the named individuals. For valuation assumptions used to calculate the fair value of SYNNEX stock and option awards, see Note 5 “Share-Based Compensation” included in the SYNNEX Annual Report on Form 10-K for the fiscal year ended November 30, 2019.

(4)

Includes the grant date fair value of the named executive officers’ annual equity awards, as well as the 2019 LTI awards. For Mr. Caldwell’s performance-based RSUs granted under the SYNNEX LTI program, the amount in the table reflects the grant date fair value at target, calculated in accordance with accounting guidance. If SYNNEX performance results in a future payout of the performance-based RSUs at the maximum level, the grant date fair value of Mr. Caldwell’s performance based RSUs would have been $915,850 and the aggregate grant date fair value of Mr. Caldwell’s stock awards would have been $4,465,795.

(5)

Represents performance-based bonus award under the Management Incentive Plan earned in fiscal 2019, but paid in fiscal 2020, for Mr. Caldwell, and the earned amount of three-year long-term cash incentive awards granted in 2016 for Messrs. Rosso and Richie.

(6)

Reflects the change in the present value of Mr. Valentine’s accumulated benefit under the Convergys frozen defined benefit pension plan. The pension plan, which includes a qualified and a non-qualified portion, was assumed by Concentrix in the Convergys acquisition. The assumptions used to calculate the change in pension value are described in Note 1 to the Pension Benefits table below.

(7)

Includes for Mr. Caldwell, Company contributions to the 401(k) retirement savings plan of $1,400 and dividend payments on unvested RSAs of $19,500; for Mr. Valentine, Company contributions to the 401(k) retirement savings plan of $11,200, group term life insurance premiums of $6,546 paid on Mr. Valentine’s behalf and related gross-up for the imputed taxes of $10,110 under a supplemental life insurance program, premiums of $3,120 paid on Mr. Valentine’s behalf under a supplemental long-term disability program, and, as further described below, the settlement of converted cash awards in connection with the Convergys acquisition of $2,503,816; for Mr. Twomey, Company contributions to the United Kingdom defined contribution plan of $28,815, and, as further described below, the settlement of converted cash awards in connection with the Convergys acquisition of $1,917,305 and severance payments in connection with the Convergys acquisition of $1,379,722; for Mr. Rosso, Company contributions to the 401(k) retirement savings plan of $1,300, dividend payments on unvested RSAs of $7,888 and a cash allowance of $15,000 that is a legacy benefit from Mr. Rosso’s employment with IBM prior to the acquisition of the IBM CRM business; and for Mr. Richie, Company contributions to the 401(k) retirement savings plan of $1,300 and dividend payments on unvested RSAs of $7,542. For Mr. Valentine, the supplemental life insurance program and supplemental long-term disability program are legacy benefits from his employment with Convergys prior to our acquisition of Convergys in October 2018.

In connection with the acquisition of Convergys, all outstanding Convergys restricted stock unit awards and all outstanding Convergys performance-based restricted stock unit awards were converted into cash awards in accordance with the merger agreement between SYNNEX and Convergys. For all such awards that were granted on or after March 31, 2016, the awards continue to vest and settle in cash on the vesting dates and in accordance with the terms of the applicable award agreements. Such amounts that vested and were paid to Mr. Valentine and Mr. Twomey in fiscal 2019 are included in the “All Other Compensation” column and quantified above.

In addition, following the acquisition of Convergys by SYNNEX, Mr. Twomey was entitled (pursuant to his employment agreement with Convergys) to terminate his employment for “good reason” (as defined therein) and receive certain severance benefits. Mr. Twomey terminated his employment with Concentrix in December 2018 and was rehired in January 2019. Upon his termination in December 2018, Mr. Twomey received a lump sum payment equal to two times his target annual bonus and is entitled to receive monthly payments equal to his monthly base salary for 24 months. This column includes such payments to Mr. Twomey during fiscal 2019, as quantified above.

(8)

Mr. Twomey’s base salary, Management Incentive Plan award and amounts included under “All Other Compensation” were paid in British pounds and converted to the U.S. dollar amounts included in the table by using the fiscal year-end exchange rate of 1 GBP to $1.2932.

2019 Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards to each of our named executive officers for the fiscal year ended November 30, 2019.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Christopher Caldwell		575,000	1,150,000	1,725,000	—	—	—	—	—	—	—
	2/1/19	—	—	—	2,467	4,934	9,868	—	—	—	457,925
	7/19/19	—	—	—	32,453	32,453	32,453	—	—	—	2,999,955
	10/2/19	—	—	—	—	—	—	4,980	—	—	549,991
	10/2/19	—	—	—	—	—	—	—	30,057	110.44	999,996

Andre Valentine	7/19/19	—	—	—	7,031	7,031	7,031	—	—	—	649,946
	10/2/19	—	—	—	—	—	—	4,074	—	—	449,933

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Cormac Twomey	7/19/19	—	—	—	9,195	9,195	9,195	—	—	—	849,986
	10/2/19	—	—	—	—	—	—	4,074	—	—	449,933

Richard Rosso	7/19/19	—	—	—	8,113	8,113	8,113	—	—	—	749,966
	10/2/19	—	—	—	—	—	—	1,358	—	—	149,978

Steven Richie	7/19/19	—	—	—	7,031	7,031	7,031	—	—	—	649,946
	10/2/19	—	—	—	—	—	—	1,358	—	—	149,978

(1)

The amounts shown in these columns for Mr. Caldwell reflect his threshold, target and maximum annual bonus award under the SYNNEX Management Incentive Plan, with the potential for his actual award under the plan to exceed or be less than the target depending upon company and individual performance. Mr. Caldwell’s actual award amount is not guaranteed and is determined at the discretion of the SYNNEX Compensation Committee, which may consider Mr. Caldwell’s performance during the year. Mr. Caldwell’s actual Management Incentive Plan award for fiscal 2019 is reflected in the Non-Equity Incentive Plan Compensation column of the 2019 Summary Compensation Table.

(2)

The shares related to Mr. Caldwell’s February 1, 2019 award represent the range of shares that may be released at the end of the performance period for the LTI awards, December 1, 2018 to November 30, 2021. If the minimum threshold target performance percentage of the internally established EPS goal is not achieved, no performance-based RSUs will vest. The shares related to the named executive officers’ July 19, 2019 performance-based restricted stock units cliff vest upon the earliest of the following: (1) the third anniversary of the grant date provided the named executive officer remains in continuous employment by SYNNEX through the vesting date; (2) the second anniversary of the grant date provided (a) the named executive officer remains in continuous employment by SYNNEX through the vesting date and (b) Concentrix achieves an increase of at least ten percent (10%) in adjusted EBITDA as reported in the company’s financial statements from continuing operations for any consecutive 12-month period during this two-year period, measured against adjusted EBITDA, with comparable financial measure adjustments (such adjustments to include, without limitations, the effect of any acquisitions), as reported in the company’s financial statements from continuing operations during any trailing 12-month period beginning August 1, 2018; or (3) the expiration of the six-month period after a change in control of Concentrix provided the named executive officer remains in continuous employment by SYNNEX or Concentrix through the vesting date. In the event of the named executive officer’s death prior to the vesting date, SYNNEX will transfer to the named executive officer’s estate the number of shares that would have vested on or prior to his death.

(3)	The named executive officer restricted stock awards granted on October 2, 2019 vest as to 20% of the shares on the first five anniversaries of the grant date.
(4)	The option awards vest and become exercisable as to 20% of the shares on the first anniversary of the grant date and the remaining vest monthly thereafter over the remaining four-year period.
(5)

Fair value of performance-based RSU grants are calculated using the closing stock price on the date of the grant, based on the probable outcome of the performance conditions, adjusted for the exclusion of dividend equivalents. We pay dividends on restricted stock awards, and, accordingly, no adjustment is required to the stock price of the restricted stock awards.

2019 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding outstanding equity awards for each of our named executive officers as of November 30, 2019.

	Option Awards(1)				Stock Awards(2)
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights that have not Vested ($)
Christopher Caldwell	12,928	—	62.90	10/7/2024	—	—	—		—
	7,647	1,716	89.21	10/06/2025	—	—	—		—
	7,789	4,841	112.08	10/4/2026	—	—	—		—
	4,656	6,516	128.67	10/3/2027	—	—	—		—
	9,926	35,882	76.01	10/11/2028	—	—	—		—
	—	30,057	110.44	10/2/2029	—	—	—		—
	—	—	—	—	448	55,019	—		—
	—	—	—	—	1,204	147,863	—		—
	—	—	—	—	1,572	193,057	—		—
	—	—	—	—	5,788	710,824	—		—
	—	—	—	—	4,980	611,594	—		—
	—	—	—	—	—	—	4,022	(3)	493,942
	—	—	—	—	—	—	23,598	(4)	2,898,070
	—	—	—	—	—	—	4,832	(5)	593,418
	—	—	—	—	—	—	9,868	(6)	1,211,889
	—	—	—	—	—	—	32,453	(7)	3,985,553

Andre Valentine	—	—	—	—	4,074	500,328	—		—
	—	—	—	—	—	—	7,031	(7)	863,477

Cormac Twomey	—	—	—	—	4,074	500,328	—		—
	—	—	—	—	—	—	9,195	(7)	1,129,238

Richard Rosso	—	—	—	—	302	37,089	—		—
	—	—	—	—	446	54,773	—		—
	—	—	—	—	582	71,475	—		—
	—	—	—	—	1,244	152,776	—		—
	—	—	—	—	1,315	161,495	—		—
	—	—	—	—	1,358	166,776	—		—
	—	—	—	—	—	—	8,113	(7)	996,358

Steven Richie	—	—	—	—	168	20,632	—		—
	—	—	—	—	446	54,773	—		—
	—	—	—	—	582	71,475	—		—
	—	—	—	—	1,492	183,233	—		—
	—	—	—	—	1,315	161,495	—		—
	—	—	—	—	1,358	166,776	—		—

(1)

Unless otherwise noted, all option awards listed in these columns vest and become exercisable as to 20% of the shares on the first anniversary of the grant date and the remaining vest 1/60th of the shares monthly thereafter over the remaining four-year period.

(2)

Unless otherwise noted, all stock awards listed in this table vest as to 20% of the shares on each of the first five anniversaries of the grant date. Market value was determined by multiplying the number of shares of stock or units, as applicable, by $122.81, the closing price of our Common Stock on November 29, 2019, the last trading day of our last completed fiscal year.

(3)

These RSUs granted on January 27, 2017 cliff vested on November 30, 2019. The actual number of RSUs that vested was based upon the achievement of (1) certain threshold EPS target performance percentages and (2) certain ROIC performance percentages, with both performance metrics measured over a three-year period.

(4)

These RSUs granted on October 20, 2017 will vest upon the third and fourth anniversaries of the grant date provided (1) the officer remains in continuous employment by SYNNEX through the vesting dates and (2) SYNNEX achieves an increase of at least ten percent (10%) in adjusted net income as reported in the SYNNEX financial statements from continuing operations for any consecutive 12-month period over the three-year period beginning fiscal 2018 fourth quarter through fiscal 2021 third quarter, measured against adjusted net income, with comparable financial measure adjustments, as reported in SYNNEX financial statements from continuing operations during the one-year period beginning fiscal 2017 fourth quarter through fiscal 2018 third quarter. In the event of an officer’s death prior to the vesting date, SYNNEX will transfer to such officer’s estate the number of shares that would have vested on or prior to such officer’s death.

(5)

These RSUs granted on February 14, 2018 cliff vest on November 30, 2020. The actual number of RSUs that will vest is based upon the achievement of (1) certain threshold EPS target performance percentages and (2) certain ROIC performance percentages, with both performance metrics measured over a three-year period. The vesting is contingent upon Mr. Caldwell remaining in continuous employment by SYNNEX through the vesting date provided, however, that in the event of Mr. Caldwell’s death prior to November 30, 2021, SYNNEX will transfer to Mr. Caldwell’s estate the number of shares that would have vested on an annual basis on or prior to his death.

(6)

These RSUs granted on February 1, 2019 cliff vest on November 30, 2021. The actual number of RSUs that will vest is based upon the achievement of (1) certain threshold EPS target performance percentages and (2) certain ROIC performance percentages, with both performance metrics measured over a three-year period. The vesting is contingent upon Mr. Caldwell remaining in continuous employment by SYNNEX through the vesting date provided, however, that in the event of Mr. Caldwell’s death prior to November 30, 2021, SYNNEX will transfer to Mr. Caldwell’s estate the number of shares that would have vested on an annual basis on or prior to his death.

(7)

These RSUs granted on July 19, 2019 cliff vest upon the earliest of the following: (1) the third anniversary of the grant date provided the named executive officer remains in continuous employment by SYNNEX through the vesting date; (2) the second anniversary of the grant date provided (a) the named executive officer remains in continuous employment by SYNNEX through the vesting date and (b) Concentrix achieves an increase of at least ten percent (10%) in adjusted EBITDA as reported in the company’s financial statements from continuing operations for any consecutive 12-month period during this two-year period, measured against adjusted EBITDA, with comparable financial measure adjustments (such adjustments to include, without limitations, the effect of any acquisitions), as reported in the company’s financial statements from continuing operations during any trailing 12-month period beginning August 1, 2018; or (3) the expiration of the six-month period after a change in control of Concentrix provided the named executive officer remains in continuous employment by SYNNEX or Concentrix through the vesting date. In the event of the named executive officer’s death prior to the vesting date, SYNNEX will transfer to the named executive officer’s estate the number of shares that would have vested on or prior to his death.

2019 Option Exercises and Stock Vested Table

The following table sets forth the dollar amounts realized pursuant to the vesting or exercise of SYNNEX equity-based awards by each of our named executive officers for the fiscal year ended November 30, 2019.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Christopher Caldwell	—	—	5,713	611,048
Andre Valentine	—	—	—	—
Cormac Towmey	—	—	—	—
Richard Rosso	—	—	1,374	154,319
Steven Richie	—	—	914	102,502

(1)	Amounts reflect the aggregate market value of shares on the vesting date.

Pension Benefits

The following table sets forth information, as of November 30, 2019, regarding the present value of the benefits that are expected to be paid to Mr. Valentine under the qualified and non-qualified portion of the Convergys Corporation defined benefit pension plan, which was assumed in the Convergys acquisition. None of our other named executive officers participate in qualified or non-qualified defined benefit plans. The Compensation Committee may elect to adopt qualified or non-qualified defined benefit plans in the future if the Compensation Committee determines that doing so is in our best interests.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Andre Valentine	Convergys Corporation Pension Plan	22	$345,857	—
	Convergys Corporation Non-Qualified Excess Pension Plan	22	$102,109	—

(1)

The present value of accumulated benefit was determined using a discount rate of 3.04% and assuming a 63% lump sum payment distribution at age 65 (the normal retirement age specified in the Convergys Corporation Pension Plan).

The Convergys Corporation Pension Plan is a cash-balance pension plan that was open to certain U.S.-resident employees of Convergys hired prior to April 1, 2007. The plan was frozen effective April 1, 2008, and no additional pension credits accrue for eligible employees. At the end of each year, active participants’ accounts are credited with interest at the rate of 4% per annum. At retirement or other termination of employment, an amount equivalent to the balance then credited to the account is payable to the participant in the form of a life annuity. In lieu of a life annuity, a participant may elect to receive the actuarial equivalent of his or her benefit in the form of a lump sum, or a joint and survivor annuity.

The non-qualified excess pension plan provides a pension benefit to employees, including Mr. Valentine, whose pension benefit under the Pension Plan is reduced or capped due to Internal Revenue Service limitations. Benefits are paid in ten annual installments or, if less, the number of annual installments (rounded up) equal to the value of the benefits divided by $50,000, commencing six months after a participant’s separation from service.

Nonqualified Deferred Compensation Plans

None of our NEOs participated in or had account balances under the SYNNEX nonqualified deferred compensation plan.

Termination of Employment and Change-of-Control Arrangements

The following summarizes the potential payments payable to our named executive officers upon termination of employment or a change of control under the SYNNEX compensation program or individual agreements. Although much of the compensation for our named executive officers is performance-based and contingent upon achievement of financial goals, SYNNEX believes its change of control arrangements provide important protection to our named executive officers, are generally consistent with the practice of its peer companies, and are appropriate for the attraction and retention of executive talent.

Under the SYNNEX Change of Control Severance Plan, if Mr. Caldwell, Mr. Rosso, Mr. Richie or Mr. Valentine is terminated without cause within two months before or 12 months after a change of control of SYNNEX (including a voluntary termination because of a reduction in salary or position or a relocation) and signs a standard release of claims, he is entitled to salary continuation at a rate equal to the average of total salary and bonus over the prior three years for a minimum of 18 months plus one month per year of employment after the eighteenth year of employment, up to a maximum of 24 months, and paid COBRA for two years. Severance payments will be delayed for six months following termination of employment to the extent required by Section 409A. For these individuals, SYNNEX believes that structuring their severance benefits in the above described fashion in connection with a change of control and tying each individual’s severance payment with his length of service, encourages their retention, rewards them for their individual contributions, loyalty, teamwork and integrity, and motivates them to achieve returns for SYNNEX’ stockholders. For each of these individuals, if employment with SYNNEX terminates as a result other than termination without cause within two months before or 12 months after a change of control of SYNNEX, then they will not be entitled to receive the above severance benefits. They are entitled to receive compensation and benefits through the date of termination in accordance with SYNNEX’ established plans.

Following our acquisition of Convergys, Mr. Valentine was entitled (pursuant to the 2012 Convergys Corporation Senior Executive Severance Pay Plan) to terminate his employment for “good reason” (as defined therein) and receive certain severance benefits. Mr. Valentine agreed to continue his employment with Concentrix, subject to remaining eligible to receive a portion of the severance benefits he would have received under the 2012 Convergys Corporation Senior Executive Severance Pay Plan if he terminated employment with Concentrix for any reason other than an involuntary termination for cause on or before October 5, 2020. Following October 5, 2020, Mr. Valentine became eligible to participate in the SYNNEX Change of Control Severance Plan.

Following our acquisition of Convergys, Mr. Twomey was entitled (pursuant to his employment agreement with Convergys) to terminate his employment for “good reason” (as defined therein) and receive certain severance benefits. Mr. Twomey terminated his employment in December 2018 and was rehired in January 2019. In connection with his termination in December 2018, Mr. Twomey received his contractual severance benefits of a lump sum payment equal to two times his target annual bonus and the commencement of monthly payments equal to his monthly base salary for 24 months. These severance benefits are included in the “All Other Compensation” column of the Summary Compensation Table. Upon Mr. Twomey’s rehiring in January 2019, consistent with general practice in the United Kingdom, we entered into an employment agreement with Mr. Twomey, who is a U.K. national. Under his employment agreement, upon a termination without cause, Mr. Twomey is entitled to (i) six months’ notice of termination or, in lieu of notice, payment of his base salary for such period, and (ii) a pro rata portion of his target bonus award through the date of termination. As a non-U.S. person, Mr. Twomey is not eligible to participate in the SYNNEX Change of Control Severance Plan.

Potential Payments upon Termination or Change of Control

The following table sets forth potential payments payable to our NEOs, under the circumstances described below, assuming that their employment was terminated or a change in control occurred on November 30, 2019.

Name	Benefit	Voluntary Termination without Good Reason ($)	Termination for Good Reason/ Without Cause; No Change of Control ($)	Termination for Good Reason/ Without Cause with Change of Control ($)
Christopher Caldwell	Salary continuation	—	—	2,473,737
	Benefits continuation	—	—	62,880
	Total	—	—	2,536,617
Andre Valentine	Salary continuation	—	—	1,840,774
	Benefits continuation	—	—	36,666
	Total	—	—	1,877,440
Cormac Twomey	Salary	—	671,216	671,216
	Bonus	—	447,477	447,477
	Total	—	1,118,693	1,118,693
Richard Rosso	Salary continuation	—	—	1,331,486
	Benefits continuation	—	—	38,351
	Total	—	—	1,369,837
Steven Richie	Salary	—	—	784,210
	Benefits continuation	—	—	35,102
	Total	—	—	819,312

The Concentrix Corporation 2020 Equity Incentive Plan

Prior to the separation and distribution, the Concentrix board of directors will adopt the Concentrix Corporation 2020 Equity Incentive Plan (the “2020 Plan”). SYNNEX, as Concentrix’ sole stockholder, will approve the 2020 Plan prior to the distribution date, and the 2020 Plan will become effective on the distribution date. The following description is a summary of certain terms of the 2020 Plan. This summary is qualified in its entirety by reference to the full text of the 2020 Plan, which is filed as an exhibit to the registration statement on Form 10, of which this information statement forms a part, and which is incorporated by reference into this information statement.

Purpose

The purpose of the 2020 Plan is enhance our ability to attract retain and motivate persons who make or are expected to make important contributions to Concentrix by providing these individuals with equity ownership and other incentive opportunities.

Administration

The 2020 Plan will be administered by the Compensation Committee. The Concentrix board of directors may also appoint one or more separate committees, each composed of one or more directors, who may administer the 2020 Plan with respect to employees who are not considered officers or directors under Section 16 of the Exchange Act, may grant awards under the 2020 Plan to such employees and may determine all terms of such grants. The Concentrix board of directors may also authorize one or more of our officers to designate employees, other than officers under Section 16 of the Exchange Act, to receive awards or to determine the number of such awards to be received by such persons, provided that the board of directors will specify the total number of awards that such officers may award. As used in this summary, the term “administrator” means the Compensation Committee or its delegate.

Eligibility

Officers and employees of Concentrix and its subsidiaries and affiliates are eligible to participate in the 2020 Plan. Directors and other individuals who provide consulting services to Concentrix and its subsidiaries and affiliates are also eligible to participate in the 2020 Plan. The term subsidiary is used in this summary to refer to any corporation, if Concentrix or one or more of its subsidiaries owns not less than 50% of the total combined voting power of all classes of outstanding stock of such corporation. The term affiliate is used in this summary to refer to any entity other than a subsidiary, if Concentrix or one or more of its subsidiaries own not less than 50% of such entity.

Automatic Grants to Directors

Each non-employee director will receive an annual grant of restricted stock valued at $100,000 that will be granted on or shortly following the date of the annual meeting of stockholders and will vest on the earlier of one year following the date of grant and one day prior to the next annual meeting of stockholders. Our initial non-employee directors are expected to receive a prorated grant of restricted stock on or shortly following the distribution date equal to the quotient of $100,000, prorated for the number of days that the non-employee director is expected to serve between his or her appointment and March 17, 2021, the anniversary of the SYNNEX 2020 annual meeting of stockholders. Thereafter, a non-employee director who is initially elected or appointed to the Concentrix board of directors other than on the date of an annual meeting will receive a prorated grant of restricted stock on or shortly following the date of such initial election or appointment equal to the quotient of $100,000, prorated for the number of days that the non-employee director is expected to serve between his or her appointment and the anniversary of the preceding Concentrix annual meeting of stockholders.

Maximum Shares and Award Limits

The shares of Concentrix common stock issued under the 2020 Plan may be authorized but unissued shares or held in treasury. The aggregate number of shares authorized for issuance for awards under the 2020 Plan is equal to the sum of [●] shares, plus an annual increase on the first day of each fiscal year, for up to ten years, beginning on or after December 1, 2021, in an amount equal to the lesser of (x) one percent of the outstanding shares of common stock on the last day of the immediately preceding fiscal year and (y) such lesser amount determined by the board of directors. The aggregate number of shares of common stock that may be delivered pursuant to the exercise of incentive stock options granted under the 2020 Plan is [●]. These limitations, and the terms of outstanding awards, shall be adjusted as appropriate in the event of a stock dividend, stock split, reclassification of stock or similar events.

If restricted shares or shares issued upon the exercise of options are forfeited, then such shares will become available for awards under the 2020 Plan. If stock units, options, or stock appreciation rights are forfeited or terminate for any reason before being settled or exercised, or an award is settled in cash without the delivery of shares to the holder, then the corresponding shares will again become available for awards under the 2020 Plan. If stock units are settled or stock appreciation rights are exercised, then only the number of shares, if any, actually issued in settlement of such stock units or stock appreciation rights (and not forfeited) will reduce the number of available shares and the balance will become available for awards under the 2020 Plan. If shares are withheld to satisfy the grant price or exercise price or tax withholding obligation pursuant to any award, then such shares will become available for awards under the 2020 Plan. In general, shares that have actually been issued will not again become available for awards under the 2020 Plan.

The Committee may make awards under the 2020 Plan by assumption, substitution or replacement of awards granted by another entity, if such assumption, substitution or replacement is in connection with an acquisition, merger, or similar transaction involving the Company and such other entity. Any such substitute or assumed awards will not count against the overall share limit.

Stock Options

The 2020 Plan provides for the grant of both options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code (Code) and options that are not intended to so qualify. Options intended to qualify as incentive stock options may be granted only to persons who are our employees or are employees of our subsidiaries.

The administrator will select the participants who are granted stock options and, consistent with the terms of the 2020 Plan, will prescribe the terms of each option, including the vesting rules for such option. A stock option agreement may provide for the accelerated exercisability in the event of the participant’s death, disability, or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the participant’s service. The exercise price of an incentive stock option cannot be less than 100% of the common stock’s fair market value on the date the option is granted, and in the event a participant is deemed to be a 10% owner of Concentrix or one of our subsidiaries, the participant is not eligible to receive an incentive stock option. The exercise price of a nonqualified stock option cannot be less than 100% of the common stock’s fair market value on the date the option is granted.

Within the limitations of the 2020 Plan, the administrator may modify, extend or renew outstanding options or may accept the cancellation of outstanding options (to the extent not previously exercised), in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price, or in return for the grant of the same or a different number of shares without stockholder approval. No modification of an option will, without the consent of the participant, materially impair his or her rights or obligations under such option.

The option price may be paid in cash or, to the extent that the stock option agreement so provides, by surrendering shares of common stock, in consideration of services rendered to the company, by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price, by delivery of an irrevocable direction to a securities broker or lender to pledge shares, as security for a loan, and to deliver all or part of the loan proceeds to the Company in payment of the aggregate exercise price, by “net exercise” arrangement, by delivering a full-recourse promissory note, or in any other form that is consistent with applicable laws, regulations and rules. Options may be exercised in accordance with requirements set by the administrator. The maximum period in which an option may be exercised will be fixed by the administrator but cannot exceed ten years, and in the event a participant is deemed to be a 10% owner of our Company or one of our subsidiaries, the maximum period for an incentive stock option granted to such participant cannot exceed five years.

Options generally will be nontransferable except in the event of the participant’s death but the administrator may allow the transfer of non-qualified stock options through a gift or domestic relations order to the participant’s family members.

Each stock option agreement will set forth the extent to which the participant will have the right to exercise the option following the termination of the participant’s service with Concentrix and its subsidiaries, and the right to exercise the option of any executors or administrators of the participant’s estate or any person who has acquired such option(s) directly from the participant by bequest or inheritance.

Stock Appreciation Rights

The administrator also will select the participants who receive stock appreciation rights under the 2020 Plan. A stock appreciation right entitles the participant to receive a payment of up to the amount by which the fair market value of a share of common stock on the date of exercise exceeds the base value for a share of common stock as established by the administrator at the time of grant of the award. A stock appreciation right will be exercisable at such times and subject to such conditions as may be established by the administrator. A stock appreciation right may be granted either alone or in tandem with other awards under the 2020 Plan. The amount payable upon the exercise of a stock appreciation right may be settled in cash or by the issuance of shares of common stock.

Restricted Shares

The administrator also will select the participant who are granted restricted shares and, consistent with the terms of the 2020 Plan, will establish the terms of each stock award. A restricted share award may be subject to vesting requirements or transfer restrictions or both, if so provided by the administrator. Those requirements may include, for example, a requirement that the participant complete a specified period of service or that certain performance criteria be achieved. Participants who are granted restricted shares generally have all of the rights of a stockholder with respect to such shares. Restricted shares may be issued for consideration determined by the administrator, including cash, cash equivalents, full-recourse promissory notes, past services and future services.

Restricted Stock Units

The administrator also will select the participants who are granted stock units and, consistent with the terms of the 2020 Plan, will establish the terms of each stock unit. Stock units give a participant the right to acquire a specified number of shares of stock, or in the Committee’s discretion, the equivalent value in cash, at a future date upon the satisfaction of certain vesting conditions based upon a vesting schedule or performance criteria established by the administrator. Unlike restricted stock, the stock underlying stock units will not be issued until the stock units have vested, and recipients of stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

Cash-Based Awards

The administrator also will select the participants who are granted cash-based awards and, consistent with the terms of the 2020 Plan, will establish the terms of each cash-based award, including the duration of the award, the amount of cash that may be payable pursuant to the award and the conditions upon which the award will become vested or payable.

Merger

Generally, if we merge with or into another corporation, outstanding awards will be subject to the agreement of merger or reorganization, which will provide for continuation of the outstanding awards if Concentrix is the surviving entity, assumption of the outstanding awards by the surviving entity or a parent or subsidiary of the surviving entity, substitution by the surviving entity or its parent or subsidiary of its own awards for the outstanding awards, or immediate vesting, exercisability or settlement of outstanding awards (whether or not then vested or exercisable) in cash, cash equivalents, or equity followed by the cancellation of such awards.

Deferral of Awards

Subject to compliance with Section 409A of the Internal Revenue Code, the Committee in its sole discretion may permit or require a participant to have cash or shares that otherwise would be paid or delivered to such participant as a result of the exercise of a stock appreciation right or option, or the settlement of stock units, credited to a deferred compensation account established for the participant by the Committee, or may have shares that would otherwise be paid or delivered converted into restricted stock units.

Cancellation or Clawback of Awards

Any award granted under the 2020 Plan (including any amounts or benefits arising from such awards) will be subject to any clawback or recoupment arrangements or policies that Concentrix has in place from time to time, pursuant to which the Committee may, to the extent permitted by applicable law and stock exchange rules or the applicable Concentrix arrangement or policy, and will, to the extent required, cancel or require reimbursement of any award granted to a participant or any shares issued or cash received upon vesting, exercise, or settlement of any such awards or sale of shares underlying the awards.

Amendment and Termination

No incentive stock options may be granted under the 2020 Plan after the tenth anniversary of the adoption of the 2020 Plan or, if earlier, the approval of the 2020 Plan by SYNNEX, as the sole stockholder of Concentrix. The Board of Directors may amend, suspend or terminate the 2020 Plan at any time, but an amendment will not become effective without the approval of our stockholders to the extent required by applicable laws, regulations or rules. No termination or amendment of the 2020 Plan will materially impair a participant’s rights under outstanding awards without the participant’s consent.

Federal Income Tax Aspects of the 2020 Plan

This is a brief summary of the federal income tax aspects of awards that may be made under the 2020 Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the 2020 Plan depend upon the type of award.

Incentive Stock Options. The recipient of an incentive stock option generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the shares of stock from exercised incentive stock options are disposed of, by sale or otherwise. The amount by which the fair market value of the stock on the date of exercise exceeds the exercise price is, however, included in determining the option recipient’s liability for the alternative minimum tax. If the incentive stock option recipient does not sell or dispose of the stock until more than one year after the receipt of the stock and two years after the option was granted, then, upon sale or disposition of the stock, the difference between the exercise price and the market value of the stock as of the date of exercise will be treated as a capital gain, and not ordinary income. If a recipient fails to hold the stock for the minimum required time, at the time of the disposition of the stock, the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the common stock on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.

Nonqualified Stock Options. The recipient of stock options not qualifying as incentive stock options generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of nonqualified stock options when the stock options are exercised. The difference between the exercise price of the option and the fair market value of the stock purchased on such date is taxed as ordinary income. Thereafter, the tax basis for the acquired stock is equal to the amount paid for the stock plus the amount of ordinary income recognized by the recipient. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.

Other Awards. Participants who receive restricted stock unit awards will generally recognize ordinary income when they receive shares upon settlement of the awards, in an amount equal to the fair market value of the shares at that time. Participants who receive awards of restricted stock subject to a vesting requirement generally recognize ordinary income at the time substantial vesting occurs, in an amount equal to the fair market value of the stock at that time minus the amount, if any, paid for the stock. However, a participant who receives restricted shares which are not substantially vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the participant.

Section 409A. Any deferrals made under the 2020 Plan, including awards granted under the 2020 Plan that are considered to be deferred compensation, must satisfy the requirements of Section 409A of the Code to avoid adverse tax consequences to participating employees. These requirements include limitations on election timing, acceleration of payments, and distributions. We intend to structure any deferrals and awards under the 2020 Plan to meet the applicable tax law requirements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with the spin-off, we will enter into certain other agreements with SYNNEX to define our ongoing relationship with SYNNEX after the spin-off. These agreements will define responsibility for obligations arising before and after the spin-off, including, among others, obligations relating to our employees and taxes. We will enter into these agreements with SYNNEX while we are still a wholly owned subsidiary of SYNNEX and, although we believe these agreements reflect market terms, certain terms of these agreements may not necessarily be the same as could have been obtained from an independent third party.

The following descriptions are only summaries and we encourage you to read, in their entirety, each of the agreements that are included as exhibits to the registration statement of which this information statement forms a part.

Separation and Distribution Agreement

The following discussion summarizes the material provisions of the separation and distribution agreement that will be entered into between SYNNEX and Concentrix. The separation and distribution agreement sets forth, among other things, Concentrix’ agreements with SYNNEX regarding the principal transactions necessary to separate Concentrix from SYNNEX. It also sets forth other agreements that govern certain aspects of Concentrix’ relationship with SYNNEX after the distribution date.

Transfer of Assets and Assumption of Liabilities

The separation and distribution agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of SYNNEX and Concentrix as part of the separation of SYNNEX into two companies, and it will provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation and distribution agreement will provide, among other things, that subject to the terms and conditions contained therein:

•

assets related to the Concentrix business, referred to as the “Concentrix Assets,” will generally be retained by or transferred to Concentrix or one of Concentrix’ subsidiaries, including, without limitation:

•	contracts that relate to the Concentrix business;

•	intellectual property and information technology related to the Concentrix Assets, the Concentrix Liabilities (as defined below), or the Concentrix business;

•	permits that relate to the Concentrix business;

•	Concentrix real property;

•	information related to the Concentrix Assets, the Concentrix Liabilities, or the Concentrix business;

•

rights and assets expressly allocated to Concentrix or one of Concentrix’ subsidiaries pursuant to the terms of the separation and distribution agreement or certain other agreements entered into in connection with the separation; and

•	other assets that are included in the Concentrix pro forma combined balance sheet that appears in the section entitled “Unaudited Pro Forma Combined Financial Statements.”

•

liabilities related to the Concentrix business or the Concentrix Assets, referred to as the “Concentrix Liabilities,” will generally be retained by or transferred to Concentrix or one of Concentrix’ subsidiaries, including, without limitation:

•

liabilities arising out of actions, inactions, events, omissions, conditions, facts, or circumstances occurring or existing prior to the completion of the separation to the extent related to the Concentrix business or the Concentrix Assets;

•

liabilities and obligations expressly allocated to Concentrix or one of Concentrix’ subsidiaries pursuant to the terms of the separation and distribution agreement or certain other agreements entered into in connection with the separation;

•

liabilities to the extent relating to, arising out of or resulting from contracts, intellectual property, information technology, permits or real property retained by or transferred to Concentrix in connection the separation;

•	liabilities relating to claims brought by third parties to the extent relating to, arising out of or resulting from the Concentrix business, the Concentrix Assets, or the Concentrix Liabilities; and

•	other liabilities that are included in the Concentrix pro forma combined balance sheet that appears in the section entitled “Unaudited Pro Forma Combined Financial Statements.”

•

all of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the Concentrix Assets and Concentrix Liabilities (such assets and liabilities, other than the Concentrix Assets and the Concentrix Liabilities, referred to as the “SYNNEX Assets” and “SYNNEX Liabilities,” respectively) will be retained by or transferred to SYNNEX or its subsidiaries.

Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither Concentrix nor SYNNEX will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any consents or approvals required in connection with the transfers, as to the value or the freedom from any security interests of any of the assets transferred, as to the absence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Concentrix or SYNNEX, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. With limited exceptions, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of any security interest, and that any necessary consents or approvals are not obtained or that any requirements of laws or judgments are not complied with.

Information contained in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. The separation and distribution agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to Concentrix or SYNNEX, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, SYNNEX or Concentrix, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform, and discharge such liabilities in the ordinary course of business, provided that the other party will advance or reimburse SYNNEX or Concentrix, as applicable, for any payments made in connection with the maintenance of such assets or the performance and discharge of such liabilities.

The Distribution

The separation and distribution agreement will also govern the rights and obligations of the parties regarding the distribution. On the distribution date, SYNNEX will distribute to its stockholders that hold SYNNEX common stock as of the record date for the distribution all of the issued and outstanding shares of Concentrix common stock on a pro rata basis.

Conditions to the Distribution

The separation and distribution agreement will provide that the distribution is subject to the satisfaction (or waiver by SYNNEX) of certain conditions. These conditions are described under “The Spin-Off—Spin-off Conditions.” SYNNEX has the sole discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date, the distribution date and the distribution ratio.

Treatment of Intercompany Agreements, Receivables, and Payables

The separation and distribution agreement will provide that all agreements as to which there are no third parties and that are between Concentrix, on the one hand, and SYNNEX, on the other hand, as of the distribution, will be terminated as of the distribution, except for the separation and distribution agreement and the ancillary agreements, a master commercial agreement under which Concentrix will continue to provide CX solutions services to SYNNEX, and certain other arrangements specified in the separation and distribution agreement. The separation and distribution agreement will also provide that all intercompany receivables owed and intercompany payables due solely between Concentrix, on the one hand, and SYNNEX, on the other hand, that are effective or outstanding as of immediately prior to the effective time of the distribution will be repaid or settled as promptly as practicable thereafter, subject to limited exceptions. The separation and distribution agreement will also provide that SYNNEX and Concentrix will take, at or prior to the effective time of the distribution, all actions necessary to de-link all bank and brokerage accounts owned by Concentrix from the accounts owned by SYNNEX.

Claims

In general, each party to the separation and distribution agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

The separation and distribution agreement will provide that Concentrix and its affiliates will release and discharge SYNNEX and its affiliates from all liabilities assumed by Concentrix as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to the Concentrix business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation and distribution agreement. SYNNEX and its affiliates will release and discharge Concentrix and its affiliates from all liabilities retained by SYNNEX and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation and distribution agreement.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation and distribution agreement, the tax matters agreement, the employee matters agreement and the commercial agreement.

Indemnification

In the separation and distribution agreement, Concentrix and its subsidiaries will agree to indemnify, defend and hold harmless SYNNEX and its subsidiaries, each of its affiliates and each of their respective directors, officers, employees, and agents, from and against all liabilities relating to, arising out of or resulting from:

•	the Concentrix Liabilities;

•

the failure of Concentrix or any of its subsidiaries to pay, perform or otherwise promptly discharge any of the Concentrix Liabilities, in accordance with their terms, whether prior to, on or after the distribution;

•

certain shared contingent liabilities related to general corporate matters that occurred prior to the separation and distribution to the extent such contingent liabilities are attributable to the Concentrix business;

•	any breach by Concentrix or any of its subsidiaries of the separation and distribution agreement or any of the ancillary agreements;

•

except to the extent it relates to a SYNNEX Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of Concentrix or its subsidiaries by SYNNEX or its subsidiaries that survives following the distribution; and

•

any untrue statement or alleged untrue statement of a material fact, or omission or alleged omission to state a material fact required to be stated or necessary to make the statements not misleading, in the registration statement on Form 10, of which this information statement forms a part, this information statement, or certain other disclosure documents, except for those statements made explicitly in SYNNEX’ name.

SYNNEX and its subsidiaries will agree to indemnify, defend and hold harmless Concentrix and its subsidiaries, each of its affiliates and each of their respective directors, officers, employees and agents from and against all liabilities relating to, arising out of or resulting from:

•	the SYNNEX Liabilities;

•

the failure of SYNNEX or any of its subsidiaries to pay, perform or otherwise promptly discharge any of the SYNNEX Liabilities, in accordance with their terms whether prior to, on, or after the distribution;

•

certain shared contingent liabilities related to general corporate matters that occurred prior to the separation and distribution to the extent such contingent liabilities are attributable to the SYNNEX business;

•	any breach by SYNNEX or any of its subsidiaries of the separation and distribution agreement or any of the ancillary agreements;

•

except to the extent it relates to a Concentrix Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of SYNNEX or its subsidiaries by Concentrix or its subsidiaries that survives following the distribution; and

•

any untrue statement or alleged untrue statement of a material fact, or omission or alleged omission to state a material fact required to be stated or necessary to make the statements not misleading, with respect to statements made explicitly in SYNNEX’ name in the registration statement on Form 10, of which this information statement forms a part, this information statement, or certain other disclosure documents.

The separation and distribution agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Indemnification with respect to taxes will generally be governed solely by the tax matters agreement.

Insurance

The separation and distribution agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and will set forth procedures for the administration of insured claims and address certain other insurance matters.

Further Assurances

In addition to the actions specifically provided for in the separation and distribution agreement, except as otherwise set forth therein or in any ancillary agreement, both SYNNEX and Concentrix will agree in the separation and distribution agreement to use reasonable best efforts, prior to, at and after the effective time of the distribution, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations, and agreements to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

Dispute Resolution

The separation and distribution agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between SYNNEX and Concentrix related to the separation or distribution. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims through good faith discussions between SYNNEX and Concentrix. If such efforts are not successful, either Concentrix or SYNNEX may submit the dispute, controversy or claim to nonbinding mediation or, if such nonbinding mediation is not successful, binding arbitration, subject to the provisions of the separation and distribution agreement.

Expenses

Except as expressly set forth in the separation and distribution agreement, any ancillary agreement or as otherwise agreed between the parties, SYNNEX will be responsible for all costs and expenses incurred prior to the distribution date in connection with the separation, including costs and expenses relating to legal and tax counsel, financial advisors, the audit of Concentrix’ historical combined financial statements, and accounting and valuation advisory work related to the separation. Except as expressly set forth in the separation and distribution agreement or in any ancillary agreement, or as otherwise agreed in writing by SYNNEX and Concentrix, all costs and expenses incurred in connection with the separation from and after the distribution date will be paid by the party incurring such cost and expense.

Other Matters

Other matters governed by the separation and distribution agreement will include access to financial and other information, confidentiality, access to and provision of records, legal privileges, and treatment of outstanding guarantees.

Termination

The separation and distribution agreement will provide that it may be terminated, and the distribution may be amended, modified, or abandoned, at any time prior to the distribution in the sole discretion of SYNNEX without the approval or consent of any person, including Concentrix, Concentrix’ stockholders, or SYNNEX’ stockholders. In the event of a termination of the separation and distribution agreement prior to the distribution, no party, nor any of its directors, officers, or employees, will have any liability to the other party. After the effective time of the distribution, the separation and distribution agreement may not be terminated except by an agreement in writing signed by both SYNNEX and Concentrix.

Amendments

The separation and distribution agreement will provide that no provision of the separation and distribution agreement may be amended, supplemented, or modified except by a written instrument signed by both SYNNEX and Concentrix.

Tax Matters Agreement

SYNNEX and Concentrix will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters.

In addition, the tax matters agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free status of the distribution and certain related transactions. The tax matters agreement will provide special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free under Sections 355 and 368(a)(1)(D) of the Code. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on SYNNEX or Concentrix that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, in the event that the failure to so qualify is attributable to actions of such party post-separation.

Employee Matters Agreement

SYNNEX and Concentrix will enter into an employee matters agreement prior to the separation that will allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters in connection with the separation.

The employee matters agreement will provide that:

•

SYNNEX and the entities that are its subsidiaries as of immediately following the effective time of the distribution (the “SYNNEX Group”) generally will be responsible for liabilities associated with employees who have been identified as SYNNEX Group employees and liabilities for former employees whose most recent employment with SYNNEX was with the SYNNEX Group or who are otherwise identified as former employees of the SYNNEX Group, and

•

Concentrix and the entities that are its subsidiaries immediately following the effective time of the distribution (the “Concentrix Group”) generally will be responsible for liabilities associated with employees who have been identified as Concentrix Group employees and liabilities for former employees whose most recent employment with SYNNEX was with the Concentrix Group or who are otherwise identified as former employees of the Concentrix Group.

The employee matters agreement also will describe the general treatment of outstanding SYNNEX equity awards held by SYNNEX employees and Concentrix employees. As of the separation, each outstanding SYNNEX equity award, whether held by a SYNNEX employee, a Concentrix employee or a former employee of SYNNEX or Concentrix, will be converted into a SYNNEX equity award and a Concentrix equity award that each relates to the same number of shares of SYNNEX common stock or Concentrix common stock, as the case may be, as the number of shares of SYNNEX common stock to which the SYNNEX equity award relates prior to the separation. In order to preserve the aggregate value of stock options held by each equity award holder the exercise price of each SYNNEX and Concentrix stock option will be modified as necessary to preserve the same ratio of the exercise price to the per share value of the underlying stock as existed prior to the separation. The converted SYNNEX and Concentrix awards will have the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the corresponding SYNNEX awards immediately before the separation, except that, for converted awards held by Concentrix employees, references to service with SYNNEX will be deemed to refer to service with Concentrix.

The employee matters agreement also includes provisions relating to cooperation between SYNNEX and Concentrix on matters relating to employees and employee benefits, the sharing of employee information, and other administrative provisions.

Commercial Agreement

SYNNEX and Concentrix will enter into a master commercial agreement pursuant to which Concentrix will continue to provide CX solutions services to SYNNEX following the separation.

Procedures for Approval of Related Party Transactions

Our board of directors will approve a Related Person Transactions Policy that will be effective upon the completion of the spin-off. The Related Person Transactions Policy will provide for approval by the audit committee of our board of directors of transactions with our company involving more than $120,000 in which any director, officer, 5% stockholder, or certain related persons or entities has a direct or indirect material interest.

PRINCIPAL STOCKHOLDERS

SYNNEX currently owns all of our outstanding shares of common stock. None of the persons expected to become our directors or our executive officers currently own any shares of our common stock, but those who own shares of SYNNEX common stock will be treated as stockholders of SYNNEX and, accordingly, will receive shares of our common stock in the distribution.

The following tables set forth the number of shares of SYNNEX common stock and the number of shares of our common stock that will be held by the persons expected to become our directors or executive officers immediately upon completion of the spin-off and each stockholder that we believe will be a beneficial owner of more than 5% of any class of our outstanding voting securities immediately after the spin-off, assuming there are no changes in each person’s holdings of SYNNEX common stock since [●], and based on our estimate as of [●] of 51.5 million shares of our common stock outstanding immediately upon completion of the spin-off, using the distribution ratio of one share of our common stock for each share of SYNNEX common stock.

Unless otherwise indicated in the footnotes below, the mailing address of each individual or entity identified below is c/o Concentrix Corporation, 44111 Nobel Drive, Fremont, CA 94538. As used in this information statement, “beneficial ownership” means that a person has, or may have within 60 days of [●], the sole or shared power to vote or direct the voting of a security or the sole or shared investment power with respect to a security (that is, the power to dispose or direct the disposition of a security), or both. Unless otherwise indicated in the footnotes below, each individual or entity identified below has sole voting and investment power with respect to such securities.

Expected Directors and Named Executive Officers	Number of Shares of SYNNEX Beneficially Owned	Number of Our Shares to be Beneficially Owned	Percentage Ownership
Christopher Caldwell
Teh-Chien Chou
LaVerne Council
Jennifer Deason
Kathryn Hayley
Kathryn Marinello
Dennis Polk
Ann Vezina
Andre Valentine
Cormac Twomey
Richard Rosso
Steven Richie
All executive officers and directors as a group (12 persons)

*	Represents less than 1% of the Company’s Common Stock.

Principal Stockholders and Address	Number of Shares of SYNNEX Beneficially Owned	Number of Our Shares to be Beneficially Owned	Percentage Ownership
MiTAC International Corporation and related parties(1)
FMR LLC 245 Summer Street Boston, MA 02210
The Vanguard Group 100 Vanguard Blvd Malvern, PA 19355
BlackRock, Inc. 55 East 52nd Street New York, NY 10022
Dimensional Fund Advisors LP Building One 6300 Bee Cave Road Austin, Texas 78746

(1)

Represents shares held by Silver Star Developments Ltd. and Peer Developments Ltd. Silver Star Developments Ltd. is a wholly-owned subsidiary of MiTAC International Corporation. The principal business office for MiTAC International Corporation and Silver Star Developments Ltd. is No. 200 Wen Hua 2nd Road, Guishan Dist., Taoyuan City 333, Taiwan. Peer Developments Ltd. is a wholly-owned subsidiary of Synnex Technology International Corporation. The principal business office for Synnex Technology International Corporation and Peer Developments Ltd. is 4th Floor, No. 75 Sec. 3, Minsheng East Road, Zhongshan Dist., Taipei City 104, Taiwan.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Prior to or substantially concurrent with the separation, we expect to enter into a new senior secured credit facility, which we expect to be comprised of an up to $600 million revolving credit facility (the “Revolver”) and $900 million of term loan borrowings (the “Term Loan” and, together with the Revolver, the “Credit Facility”), and an up to $350 million accounts receivable securitization facility (the “Securitization Facility”). Set forth below is a summary of the anticipated terms of the Credit Facility and the Securitization Facility. As the definitive documentation with respect to the Credit Facility and the Securitization Facility has not yet been finalized, the final terms of the Credit Facility and the Securitization Facility may differ from those set forth herein.

Credit Facility

We expect that the Credit Facility will have an initial term of five years after the date on which funds are initially advanced. The outstanding principal amount of the Term Loan will be payable in quarterly installments in an amount equal to 1.25% of the original principal amount advanced on the initial funding date commencing on the last day of the second full fiscal quarter after the initial funding date, with the unpaid balance due in full on the maturity date. Concentrix will be permitted to voluntarily prepay the loans under the Credit Facility at any time without any penalty, other than breakage fees.

Obligations under the Credit Facility will be secured by substantially all of the assets of Concentrix and certain of its U.S. subsidiaries and will be guaranteed by certain of its U.S. subsidiaries.

We expect that borrowings under the Revolver and the Term Loan will bear interest, in the case of LIBOR rate loans, at a per annum rate equal to the applicable LIBOR rate (but not less than 0.25%), plus an applicable margin, which may range from 1.25% to 2.25%, based on Concentrix’ consolidated leverage ratio. Borrowings under the Credit Facility that are not LIBOR rate loans bear interest at a per annum rate equal to (i) the greatest of (a) the Federal Funds Rate in effect on such day plus 1/2 of 1.0%, (b) the rate of interest last publicly announced by Bank of America as its “prime rate” and (c) the LIBOR rate plus 1.0%, plus (ii) an applicable margin, which may range from 0.25% to 1.25%, based on Concentrix’ consolidated leverage ratio. Upon the initial funding date, we anticipate that the applicable margin will be 2.0% for LIBOR rate loans and 1.0% for non-LIBOR rate loans. We expect that commitments under the Revolver will be subject to a commitment fee on the unused portion of the Revolver, which fee may range from 25 to 45 basis points, based on Concentrix’ consolidated leverage ratio. Upon the initial funding date, we anticipate that the commitment fee will be 40 basis points.

The Credit Facility will contain various loan covenants that restrict the ability of Concentrix and its subsidiaries to take certain actions, including, incurrence of indebtedness, creation of liens, mergers or consolidations, dispositions of assets, repurchase or redemption of capital stock, making certain investments, entering into certain transactions with affiliates or changing the nature of their business. In addition, we expect the Credit Facility to contain financial covenants that require Concentrix to maintain at the end of any of its fiscal quarters commencing with the first fiscal quarter ending after the initial funding date, (i) a consolidated leverage ratio not to exceed 3.75:1.0 and (ii) a consolidated interest coverage ratio equal to or greater than 3.00:1.0. The Credit Facility will also contain various customary events of default, including payment defaults, defaults under certain other indebtedness, and a change of control of Concentrix.

The closing and initial funding of the Credit Facility will be subject to conditions that are customary for secured loans of this nature.

Securitization Facility

Under the Securitization Facility, Concentrix and certain of its subsidiaries will sell or otherwise transfer all of their accounts receivable to a special purpose bankruptcy-remote subsidiary of Concentrix that will grant a security interest in the receivables to one or more lenders in exchange for available borrowings of up to $350 million. Borrowing availability under the Securitization Facility may be limited by changes in the credit ratings of the clients comprising the receivables, client concentration levels in the receivables, and certain characteristics of the accounts receivable being transferred (including factors tracking performance of the accounts receivable over time). We expect that the Securitization Facility will have an initial term of two years.

We expect that borrowings under the Securitization Facility will bear interest at a per annum rate equal to the applicable LIBOR rate plus a spread expected to be 1.15%. Concentrix will also be obligated to pay a monthly undrawn fee that is expected to range from 30 to 37.5 basis points based on the portion of the Securitization Facility that is undrawn.

The Securitization Facility will contain various affirmative and negative covenants, including a financial maintenance covenant that is consistent with the Credit Facility and customary events of default, including payment defaults, defaults under certain other indebtedness, a change in control of Concentrix, and certain events negatively affecting the overall credit quality of the transferred accounts receivable.

The closing of the Securitization Facility will be subject to conditions that are customary for accounts receivable facilities of this nature.

DESCRIPTION OF CAPITAL STOCK

General

Concentrix’ certificate of incorporation and bylaws will be amended and restated prior to the separation. The following description of our capital stock and provisions of our certificate of incorporation and bylaws is a summary of the material terms of Concentrix’ capital stock that will be contained in our amended and restated certificate of incorporation and bylaws at the time of the distribution. You should refer to the copies of our certificate of incorporation and bylaws that will be in effect at the time of the distribution, which are filed with the SEC as exhibits to our Form 10, of which this information statement is a part, and to the applicable provisions of Delaware law.

Authorized Capital Stock

Under Concentrix’ certificate of incorporation, the total number of shares of all classes of shares that Concentrix has authority to issue is [●], including [●] shares of common stock, $0.0001 par value per share, and [●] shares of undesignated preferred stock, $0.0001 par value per share. Except as otherwise provided in Concentrix’ certificate of incorporation or in a board resolution, shares purchased, redeemed by, surrendered to, or otherwise acquired by Concentrix assume the status of authorized but unissued shares, undesignated as to class or series, and may thereafter be reissued in the same manner as other authorized but unissued shares.

Concentrix Common Stock

The holders of shares of Concentrix common stock are entitled to dividends as Concentrix’ board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of Concentrix preferred stock that may be issued in the future. The holders of shares of Concentrix common stock are entitled to one vote per share on any matter to be voted upon by Concentrix stockholders and Concentrix’ certificate of incorporation does not provide for cumulative voting in connection with the election of directors.

No holder of shares of Concentrix common stock will have any preemptive right to subscribe for any shares of Concentrix capital stock issued in the future, and there are no redemption or sinking fund provisions applicable to the common stock.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of Concentrix’ affairs, the holders of shares of Concentrix common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of Concentrix preferred stock that may be issued in the future. After the distribution, all of the outstanding shares of common stock will be fully paid and non-assessable.

Concentrix Preferred Stock

Under Concentrix’ certificate of incorporation, Concentrix’ board of directors, without further action by the Concentrix stockholders, will be authorized to issue shares of preferred stock in one or more classes or series. Concentrix’ board of directors may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The shares of Concentrix preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of shares of Concentrix common stock. The issuance of shares of Concentrix preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a takeover or other transaction that holders of some or a majority of shares of Concentrix common stock might believe to be in their best interests or in which holders might receive a premium for their shares over the then-market price of the shares. Concentrix currently has no plans to issue any shares of preferred stock.

Annual Election of Directors

At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board of directors, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

Removal of Directors

Concentrix’ bylaws will provide that its stockholders may remove its directors with or without cause with the affirmative vote of the holders of at least two-thirds of the outstanding shares of Concentrix’ voting stock.

Certain Anti-Takeover, Limited Liability, and Indemnification Provisions

Concentrix’ certificate of incorporation and bylaws described below may have the effect of delaying, deferring, or discouraging another person from acquiring control of Concentrix.

Concentrix Certificate of Incorporation and Bylaw Provisions

Concentrix’ certificate of incorporation and Concentrix’ bylaws include provisions that may have the effect of discouraging, delaying, or preventing a change in control or an unsolicited acquisition proposal that a Concentrix stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by Concentrix’ stockholders. These provisions are summarized in the following paragraphs.

•

Supermajority Voting. Concentrix’ certificate of incorporation requires the approval of the holders of at least 66 2/3% of Concentrix’ combined voting power to effect certain amendments to Concentrix’ certificate of incorporation. Concentrix’ bylaws may be amended by either a majority of Concentrix’ board of directors, or the holders of 66 2/3% of the Concentrix’ voting stock.

•

Delaware Anti-Takeover Statute. Concentrix may be subject to Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision, if applicable, would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Concentrix’ board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Concentrix’ stockholders.

•

Authorized but Unissued or Undesignated Capital Stock. The Concentrix’ authorized capital stock consists of [●] shares of common stock and [●] shares of preferred stock. No preferred stock will be designated following the spin-off. After the spin-off, Concentrix estimates that it will have outstanding approximately 51.5 million shares of Concentrix’ common stock. The authorized but unissued (and in the case of preferred stock, undesignated) shares of Concentrix stock may be issued by Concentrix’ board of directors in one or more transactions without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. Moreover, Concentrix’ certificate of incorporation grants Concentrix’

board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of Concentrix preferred stock pursuant to Concentrix’ board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of shares of Concentrix common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. Concentrix’ board of directors does not currently intend to seek Concentrix’ stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

•

Concentrix Board and Vacancies. Concentrix’ bylaws provide that the number of directors on its board of directors will be fixed exclusively by its board of directors. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office, or other cause may only be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Concentrix’ board of directors will be appointed for a term expiring at the next annual meeting, and until his or her successor has been elected and qualified.

•

Special Meetings of Stockholders. Concentrix’ certificate of incorporation and Concentrix’ bylaws provide that special meetings of Concentrix stockholders may be called only by the chairman of Concentrix’ board of directors or by a majority of Concentrix’ board of directors. Stockholders may not call special stockholder meetings.

•

No Stockholder Action by Written Consent. Concentrix’ certificate of incorporation and Concentrix’ bylaws provide that an action required or permitted to be taken at any annual or special meeting of Concentrix’ stockholders may only be taken at a duly called annual or special meeting of Concentrix’ stockholders. This provision prevents Concentrix’ stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by Concentrix’ board of directors.

•

Notice Procedures. Concentrix’ bylaws establish advance notice procedures with regard to all Concentrix stockholder proposals to be brought before meetings of Concentrix stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors, and amendments to Concentrix’ certificate of incorporation or Concentrix’ bylaws. These procedures provide that notice of such Concentrix stockholder proposals must be timely given in writing to the Concentrix Secretary prior to the meeting. The notice must contain certain information specified in Concentrix’ bylaws.

•

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Concentrix’ certificate of incorporation will not provide for cumulative voting.

Other Anti-Takeover Provisions

Concentrix’ certificate of incorporation limits the liability of the Concentrix directors (in their capacity as directors but not in their capacity as officers) to Concentrix or Concentrix stockholders to the fullest extent permitted by Delaware law. Specifically, Concentrix directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	For any breach of the director’s duty of loyalty to Concentrix or Concentrix stockholders;

•	For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Under Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchases or redemption; or

•	For any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for certain breaches of directors’ fiduciary duties as directors, and our certificate of incorporation includes such an exculpation provision. Our certificate of incorporation includes provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Concentrix, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our certificate of incorporation also provides that we may advance reasonable expenses to its directors and officers, subject to the receipt of an undertaking by or on behalf of the indemnified party. Our certificate of incorporation expressly authorizes us to carry directors’ and officers’ insurance to protect Concentrix, its directors, officers and certain employees for some liabilities.

Concentrix expects to enter into indemnification agreements with each of its directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the DGCL.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any Concentrix directors, officers, or employees for which indemnification is sought.

Listing

We have applied to have our shares of common stock listed on the Nasdaq Global Select Market under the symbol “CNXC.”

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

WHERE YOU CAN FIND MORE INFORMATION

Concentrix has filed a registration statement on Form 10 with the SEC with respect to the shares of Concentrix common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement, including the exhibits and schedules thereto. For further information with respect to Concentrix and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the internet website maintained by the SEC at www.sec.gov. We maintain an internet website at www.concentrix.com. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, Concentrix will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements, and other information with the SEC.

Concentrix intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or incorporated herein by reference. Concentrix has not authorized any person to provide you with different information or to make any representation not contained in this information statement or incorporated herein by reference.

AUDITED COMBINED FINANCIAL STATEMENTS OF CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

SYNNEX Corporation:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Concentrix, the Customer Experience Services business (the Company) of SYNNEX Corporation as of November 30, 2019 and 2018, the related combined statements of operations, comprehensive income, parent equity, and cash flows for each of the years in the three year period ended November 30, 2019, and the related notes and financial statement Schedule II: Valuation and Qualifying Accounts (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

Cincinnati, Ohio

February 21, 2020

CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

COMBINED BALANCE SHEETS

(currency in thousands)

	November 30, 2019	November 30, 2018
ASSETS
Current assets:
Cash and cash equivalents	$79,656	$123,389
Accounts receivable, net	931,082	943,613
Receivable from SYNNEX Corporation (“Parent”)	17,495	14,854
Loan receivable from Parent	67,676	37,210
Other current assets	203,696	179,474

Total current assets	1,299,605	1,298,540
Property and equipment, net	411,465	419,603
Goodwill	1,829,328	1,775,541
Intangible assets, net	934,123	1,104,497
Deferred tax assets	64,879	71,347
Other assets	114,355	97,465

Total assets	$4,653,755	$4,766,993

LIABILITIES AND EQUITY
Current liabilities:
Convertible debentures	$—	$69,762
Accounts payable	44,558	46,301
Payable to Parent	85,898	90,344
Loans payable to Parent	1,981,385	2,172,977
Accrued compensation and benefits	323,821	289,932
Other accrued liabilities	246,437	313,973
Income taxes payable	16,209	29,406

Total current liabilities	2,698,308	3,012,695
Other long-term liabilities	297,034	253,413
Deferred tax liabilities	188,572	181,083

Total liabilities	3,183,914	3,447,191

Commitments and contingencies (note 13)
Equity:
Parent company investment	1,519,923	1,359,001
Accumulated other comprehensive income (loss)	(50,082)	(39,199)

Total Parent equity	1,469,841	1,319,802

Total liabilities and equity	$4,653,755	$4,766,993

(Amounts may not add due to rounding)

The accompanying notes are an integral part of these combined financial statements.

CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

COMBINED STATEMENTS OF OPERATIONS

(currency in thousands)

	Fiscal Years Ended November 30,
	2019	2018	2017
Revenue
Customer experience services	$4,687,327	$2,444,867	$1,974,830
Customer experience services to Parent	20,585	18,284	15,350

Total revenue	4,707,912	2,463,151	1,990,180
Cost of revenue
Cost of revenue for customer experience services	2,946,664	1,514,470	1,232,666
Cost of revenue related to services to Parent	12,800	11,129	8,360

Gross profit	1,748,448	937,552	749,154
Selling, general and administrative expenses	(1,454,116)	(792,791)	(634,531)

Operating income	294,332	144,761	114,623
Interest expense (primarily related to borrowings from Parent) and finance charges, net	(92,196)	(38,239)	(24,020)
Other income (expense), net	2,280	4,386	(2,326)

Income before income taxes	204,416	110,908	88,277
Provision for income taxes	(87,252)	(62,637)	(16,027)

Net income	$117,164	$48,271	$72,250

(Amounts may not add due to rounding)

The accompanying notes are an integral part of these combined financial statements.

CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(currency in thousands)

	Fiscal Years Ended November 30,
	2019	2018	2017
Net income	$117,164	$48,271	$72,250
Other comprehensive income (loss):
Change in unrealized losses of defined benefit plans, net of taxes of $5,909, $0 and $0 for fiscal years ended November 30, 2019, 2018 and 2017, respectively	(28,289)	(892)	(1,483)
Reclassification of net (gains) losses to net income, net of tax of $0 for fiscal years ended November 30, 2019, 2018 and 2017.	1,791	—	—

Total change in unrealized losses of defined benefit plans, net of taxes	(26,498)	(892)	(1,483)

Unrealized gains (losses) on cash flow hedges during the period, net of taxes of $(5,197), $(6,835) and $0 for fiscal years ended November 30, 2019, 2018 and 2017, respectively.	15,574	20,376	—
Reclassification of net (gains) losses on cash flow hedges to net income, net of tax expense (benefit) of $5,891, $313 and $0 for fiscal years ended November 30, 2019, 2018 and 2017, respectively.	(17,493)	(935)	—

Total change in unrealized gains (losses) on cash flow hedges, net of taxes	(1,919)	19,441	—

Foreign currency translation adjustments, net of taxes of $0 for fiscal years ended November 30, 2019, 2018 and 2017	17,534	(33,543)	22,406

Other comprehensive income (loss)	(10,883)	(14,994)	20,923

Comprehensive income	$106,281	$33,277	$93,173

(Amounts may not add due to rounding)

The accompanying notes are an integral part of these combined financial statements.

CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

COMBINED STATEMENTS OF PARENT EQUITY

(currency in thousands)

	Parent company investment	Accumulated other comprehensive income (loss)	Total Parent equity
Balances, November 30, 2016	$208,237	$(45,128)	$163,109
Share-based compensation	5,088	—	5,088
Investment by Parent in a Concentrix legal entity	174	—	174
Other comprehensive income (loss)	—	20,923	20,923
Net income	72,250	—	72,250

Balances, November 30, 2017	285,749	(24,205)	261,544
Share-based compensation	7,652	—	7,652
Parent stock issued for acquisition of Convergys	1,017,329	—	1,017,329
Other comprehensive income (loss)	—	(14,994)	(14,994)
Net income	48,271	—	48,271

Balances, November 30, 2018	1,359,001	(39,199)	1,319,802
Share-based compensation	10,351	—	10,351
Other comprehensive income (loss)	—	(10,883)	(10,883)
Hypothetical current tax expense recorded for separate return basis presentation	33,407	—	33,407
Net income	117,164	—	117,164

Balances, November 30, 2019	$1,519,923	$(50,082)	$1,469,841

(Amounts may not add due to rounding)

The accompanying notes are an integral part of these combined financial statements.

CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

COMBINED STATEMENTS OF CASH FLOWS

(currency in thousands)

	Fiscal Years Ended November 30,
	2019	2018	2017
Cash flows from operating activities:
Net income	$117,164	$48,271	$72,250
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	139,174	80,274	65,616
Amortization	166,606	74,324	64,252
Share-based compensation	10,351	7,652	5,088
Provision for doubtful accounts	5,134	201	1,262
Deferred income taxes	(16,281)	(11,377)	(18,085)
Hypothetical current tax expense recorded for separate return basis presentation	33,407	—	—
Unrealized foreign exchange (gains) losses	1,973	8,194	(2,868)
Convertible debt conversion option fair value and extinguishment (gains) losses	1,559	(9,996)	—
Other	1,410	57	288
Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable, net	6,286	(8,488)	(20,048)
Receivable from Parent	(2,641)	12,232	(12,791)
Payable to Parent	(4,446)	55,120	(5,880)
Accounts payable	(4,998)	(28,138)	(7,502)
Other operating assets and liabilities	(4,962)	(16,003)	26,783

Net cash provided by operating activities	449,736	212,323	168,365

Cash flows from investing activities:
Purchases of held-to-maturity investments	—	(34)	(4,183)
Proceeds from maturity of held-to-maturity investments	—	1,021	1,962
Proceeds from sale of trading investments	—	12,893	—
Loan to non-Concentrix subsidiary of Parent as part of its centralized treasury operations	(30,466)	—	—
Purchases of property and equipment	(111,122)	(92,518)	(78,702)
Acquisition of businesses, net of cash acquired and refunds	(9,426)	(1,072,335)	(57,809)

Net cash used in investing activities	(151,014)	(1,150,973)	(138,732)

Cash flows from financing activities:
Proceeds from borrowings	—	—	24,000
Repayments of borrowings	(148,047)	(325,939)	(24,000)
Proceeds from borrowings from Parent	—	1,277,160	251,009
Repayments of borrowings from Parent	(191,592)	—	(288,310)

Net cash provided by (used in) financing activities	(339,639)	951,221	(37,301)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,453)	(12,446)	4,918
Net increase (decrease) in cash, cash equivalents and restricted cash	(44,370)	125	(2,750)
Cash, cash equivalents and restricted cash at beginning of year	127,884	127,759	130,509

Cash, cash equivalents and restricted cash at end of year	$83,514	$127,884	$127,759

Supplemental disclosures of cash flow information:
Interest paid on borrowings	$—	$36	$205
Income taxes paid	$103,644	$45,217	$31,341
Supplemental disclosure of non-cash investing activities:
Fair value of common stock issued by Parent for acquisition of business	$—	$1,017,329	$—
Accrued costs for property and equipment purchases	$8,344	$3,732	$1,526

(Amounts may not add due to rounding)

The accompanying notes are an integral part of these combined financial statements.

CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

NOTES TO COMBINED FINANCIAL STATEMENTS

(currency and share amounts in thousands, except per share amounts)

NOTE 1—BACKGROUND AND BASIS OF PRESENTATION:

Background

The customer experience services (“CX”) business of SYNNEX Corporation (“SYNNEX” or the “Parent”), is a leading global provider of technology-infused CX solutions and end-to-end global business outsourcing services focused on customer experience, process optimization, technology innovation, front and back-office automation and business transformation to clients in five primary industry verticals.

On January 9, 2020, SYNNEX announced a plan to separate the CX business into an independent publicly-traded company, in a transaction expected to be completed in the second half of 2020. The CX business is held entirely within certain wholly-owned subsidiaries of SYNNEX. Except for transactions described in note 10, these wholly-owned subsidiaries do not perform activities related to any non-CX business of SYNNEX. As the separate legal entities that make up the CX business were not historically held by a single legal entity, SYNNEX has undertaken a series of transactions in preparation for the separation, following which Concentrix Corporation will hold directly or indirectly through its subsidiaries, the CX business (“Concentrix,” the “CX business” or the “Company”). The separation is expected to be completed by a pro rata distribution of the shares of common stock of Concentrix Corporation held by SYNNEX to stockholders of SYNNEX. Completion of the separation will not require a vote by SYNNEX’ stockholders but will be subject to customary closing conditions, including, among others, obtaining final approval from SYNNEX’ Board of Directors, receipt of a favorable opinion with respect to the tax-free nature of the transaction for federal income tax purposes, and a declaration by the Securities and Exchange Commission (“SEC”) of the effectiveness of the Form 10 registration statement of which these combined financial statements form a part.

Basis of presentation

The CX business is held entirely within certain wholly-owned subsidiaries of SYNNEX dedicated to the CX business. As the separate legal entities that make up the CX business were not historically held by a single legal entity, these combined financial statements of the Company have been prepared in connection with the expected separation and have been derived from the SYNNEX Consolidated Financial Statements and accounting records of the Parent as if the Company had been operated on a stand-alone basis during the periods presented. These combined financial statements were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the SEC. All direct revenue and expenses attributable to the Concentrix business including certain allocations of Parent costs and expenses have been separately maintained in a separate ledger in the legal entities that make up the Concentrix business. As the separate legal entities that make up the Concentrix business were not historically held by a single legal entity, Parent company investment is shown in lieu of stockholders’ equity in the combined financial statements. All significant intercompany balances and transactions between the legal entities that comprise Concentrix have been eliminated.

Management of the Company and Parent consider allocations of Parent costs to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and other strategic decisions.

Certain of SYNNEX’ subsidiaries, including certain Concentrix legal entities in the United States, jointly and severally guarantee certain of SYNNEX’ borrowing arrangements in the United States. All SYNNEX subsidiaries, including Concentrix, have pledged their assets as security under the agreement. Historically, Concentrix received or provided funding for acquisitions or ongoing operations as part of SYNNEX’ centralized treasury program. Accordingly, only cash amounts specifically recorded in the separate Concentrix ledger are reflected in the combined balance sheets. The Company reflects transfers of the cash from the Parent’s cash management system as loans or other accounts payable to the Parent or a reduction of accounts or loans receivable in the combined balance sheets based on the purpose for which the cash was provided by the Parent. Similarly, cash transfers to the Parent are reflected as reduction of loans or other accounts payable to the Parent or as loans receivable from the Parent. The cash payments and receipts are recorded in the combined statements of cash flows as operating or financing activities based on the nature of the transactions for which the funds were transferred between the Company and the Parent. The only third-party debt obligations included in these combined financial statements are those for which the legal obligor is a legal entity within the CX business and obtained funds directly from the third-party lender. Such third-party debt arrangements are currently expected to continue post-separation from SYNNEX.

Operations of Concentrix are included in the consolidated U.S. federal, and certain state and local income tax returns filed by SYNNEX, where applicable. Concentrix also files certain separate state, local and foreign tax returns. Income tax expense and other income tax related information contained in the combined financial statements are presented on a separate return basis, which requires us to estimate tax expense as if the Company filed a separate return apart from SYNNEX. The income taxes of Concentrix as presented in the combined financial statements may not be indicative of the income taxes that Concentrix will incur in the future.

Within the financial statements and tables presented, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. The Company evaluates these estimates on a regular basis and bases them on historical experience and on various assumptions that the Company believes are reasonable. Actual results could differ from the estimates.

Principles of combination

The Company’s combined financial statements include the combined accounts of SYNNEX’ wholly-owned subsidiaries engaged in the CX business, in which no substantive participating rights are held by minority stakeholders, and variable interest entities in the core business if the Company is the primary beneficiary. All intercompany accounts and transactions within the entities included in the combined financial statements have been eliminated.

Segment reporting

Concentrix operations are based on an integrated global delivery model whereby services under a client contract in one location may be provided from delivery centers located in one or more different countries with more than half of the Company’s workforce located in Philippines and India. Given the homogeneity of technology-infused CX services and the integrated delivery model, the Company operates in a single segment, based on how the chief operating decision maker (“CODM”) views and evaluates the Company’s operations in making operational and strategic decisions and assessments of financial performance. The Company’s President and Chief Executive Officer has been identified as the CODM.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity or remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts that are stated at cost, which approximates fair value. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with financial institutions are in excess of amounts that are insured.

Allowance for doubtful accounts

The allowance for doubtful accounts is an estimate to cover the losses resulting from uncertainty regarding collections from customers to make payments for outstanding balances. In estimating the required allowance, the Company takes into consideration the overall quality and aging of the accounts receivable, credit evaluations of customers’ financial condition. The Company also evaluates the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and any value and adequacy of collateral received from customers.

Unbilled Receivables

In the majority of service contracts, the Company performs the services prior to billing the customer. Billing usually occurs in the month after the Company performs the services or in accordance with the specific contractual provisions.

Derivative Financial Instruments

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of “Accumulated other comprehensive income (loss),” in Parent equity and reclassified into earnings in the same line associated with the forecasted transactions, in the same period or periods during which the hedged transaction affects earnings. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

For derivative instruments that are not designated as hedges, gains and losses on derivative instruments are reported in the combined statements of operations in the current period.

Software Costs

The Company develops software platforms for internal use. The Company capitalizes costs incurred to develop software subsequent to the software product reaching the application development stage. The Company also capitalizes the costs incurred to extend life of the existing software, or the cost of significant enhancements that are added to the features of existing software. The capitalized development costs primarily comprise payroll costs and related software costs. Capitalized costs are amortized over the economic life of the software on the straight line amortization method.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. The ranges of estimated useful lives for property and equipment categories are as follows:

Equipment and furniture	3 - 10 years
Software	3 - 7 years
Leasehold improvements	2 - 15 years
Buildings and building improvements	10 - 39 years

Business Combinations

The purchase price is allocated to the assets acquired, liabilities assumed, and non-controlling interests in the acquired entity generally based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of these assets acquired, liabilities assumed and non-controlling interests in the acquired entity is recorded as goodwill. The primary items that generate goodwill include the value of the synergies between the acquired entity and the Company and the value of the acquired assembled workforce, neither of which qualify for recognition as an intangible asset. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available. The Company includes the results of operations of the acquired business in the combined financial statements prospectively from the date of acquisition. Acquisition-related charges are recognized separately from the business combination and are expensed as incurred. These charges primarily include direct third-party professional and legal fees, and integration-related costs.

Goodwill and intangible assets

The values assigned to intangible assets are based on estimates and judgment regarding expectations for length of customer relationships and success of life cycle of technologies acquired in a business combination. Purchased intangible assets are amortized over the useful lives based on estimates of the use of the economic benefit of the asset or on the straight-line amortization method.

The Company tests goodwill for impairment annually at the reporting unit level in the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it may be impaired. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The factors that are considered in the qualitative analysis include macroeconomic conditions, industry and market considerations, cost factors such as increases in labor, or other costs that would have a negative effect on earnings and cash flows; and other relevant entity-specific events and information.

If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. The fair value of the reporting unit is estimated using market and discounted cash flow approaches. The assumptions used in the market approach are based on the value of a business through an analysis of revenue and other multiples of guideline companies and recent sales of or offerings by a comparable entity. The assumptions used in the discounted cash flow approach are based on historical and forecasted revenue, operating costs, future economic conditions, and other relevant factors. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value and the excess is recognized as an impairment loss.

No goodwill impairment has been identified for any of the years presented.

Intangible assets consist of customer relationships, technology and trade names. Amortization is based on the pattern in which the economic benefits of the intangible assets will be consumed or on a straight line basis when the consumption pattern is not apparent over the following useful lives:

Customer relationships	10 - 15 years
Technology	5 years
Trade names	5 years

Impairment of long-lived assets

The Company reviews the recoverability of its long-lived assets, such as intangible assets, property and equipment and certain other assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative instruments.

The Company’s cash and cash equivalents and derivative instruments are transacted and maintained with financial institutions with high credit standing, and their compositions and maturities are regularly monitored by management. Through November 30, 2019, the Company has not experienced any credit losses on such deposits and derivative instruments.

Accounts receivable comprise amounts due from customers. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company also maintains allowances for potential credit losses. In estimating the required allowances, the Company takes into consideration the overall quality and aging of its receivable portfolio and specifically identified customer risks. Through November 30, 2019, such losses have been within management’s expectations.

In fiscal years 2019, 2018 and 2017, one customer accounted for 10%, 21% and 23%, respectively of the Company’s combined revenue.

As of November 30, 2019 and 2018, one customer comprised 11% and 13%, respectively, of the total accounts receivable balance.

Revenue recognition

The Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers on December 1, 2018 on a full retrospective basis to ensure a consistent basis of presentation within the Company’s combined financial statements for all periods reported.

The Company generates revenue primarily from the provision of business outsourcing services focused on customer experience solutions. The Company recognizes revenue from services contracts over time as the promised services are delivered to clients for an amount that reflects the consideration to which the Company is entitled in exchange for those services. The Company accounts for a contract with a customer when it has written approval, the contract is committed, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of collection. Revenue is presented net of taxes collected from customers and remitted to government authorities. The Company generally invoices a customer after performance of services or in accordance with specific contractual provisions. Service contracts may be based on a fixed price or on a fixed unit-price per transaction or other objective measure of output. The Company determines whether the services performed during the initial phases of an arrangement, such as setup activities, are distinct. In most cases, the arrangement is a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). The Company records deferred revenue attributable to certain process transition, setup activities where such activities do not represent separate performance obligations. Billings related to such transition activities are classified under contract liabilities and subsequently recognized ratably over the period in which the related services are performed. The Company applies a measure of progress (typically time-based) to any fixed consideration and allocates variable consideration to the distinct periods of service based on usage. As a result, revenue is generally recognized over the period the services are provided on a usage basis. This results in revenue recognition that corresponds with the benefit to the client of the services transferred to date relative to the remaining services promised. Revenue on fixed price contracts is recognized on a straight-line basis over the term of the contract as services are provided. Revenue on unit-price transactions is recognized using an objective measure of output including staffing hours or the number of transactions processed by service agents. Client contract terms can range from less than one year to more than five years. The Company generally invoices a customer after performance of services, or in accordance with specific contractual provisions. Payments are due as per contract terms and do not contain a significant financing component.

Certain customer contracts include incentive payments from the customer upon achieving certain agreed-upon service levels and performance metrics or service level agreements that could result in credits or refunds to the customer. Revenue relating to such arrangements is accounted for as variable consideration when the likely amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Cost of Revenue

Recurring direct operating costs for services are recognized as incurred. Cost of services revenue consists primarily of personnel costs. Where a contract requires an up-front investment, which typically includes transition and set-up costs related to systems and processes, these amounts are deferred and amortized on a straight-line basis over the expected period of benefit, not to exceed the fixed term of the contract. The Company performs periodic reviews to assess the recoverability of deferred contract transition and setup costs. This review is done by comparing the estimated minimum remaining undiscounted cash flows of a contract to the unamortized contract costs. If such minimum undiscounted cash flows are not sufficient to recover the unamortized costs, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. If a cash flow deficiency remains after reducing the carrying amount of the deferred costs, the Company evaluates any remaining long-lived assets related to that contract for impairment.

Selling, General and Administrative expenses

Selling, general and administrative expenses are charged to income as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as compensation, sales commissions and travel. General and administrative expenses include such items as compensation, cost of delivery centers, legal and professional costs, office supplies, non-income taxes, insurance and utility expenses. In addition, selling, general and administrative expenses include other operating items such as allowances for credit losses, depreciation and amortization of non-technology related intangible assets.

Advertising

Costs related to advertising and product promotion expenditures are charged to “Selling, general and administrative expenses” as incurred. To date, net costs related to advertising and promotion expenditures have not been material.

Income taxes

The Company’s operations have historically been included in the tax returns filed by the respective Parent entities of which the Company’s businesses are a part. Income tax expense and other income tax related information contained in these combined financial statements are presented on a separate return basis as if the Company filed its own tax returns.

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Tax on global low-taxed intangible income is accounted for as a current expense in the period in which the income is includable in a tax return using the “period cost” method. Valuation allowances are provided against deferred tax assets that are not likely to be realized.

The Company recognizes tax benefits from uncertain tax positions only if that tax position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to unrecognized tax benefits in the provisions for income taxes.

Foreign currency translations

The financial statements of the legal entities included in these combined financial statements, whose functional currencies are the local currencies, are translated into U.S. dollars for combination as follows: assets and liabilities at the exchange rate as of the balance sheet date, equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the month. Translation adjustments resulting from the translation of the legal entities’ accounts are included in “Accumulated other comprehensive income (loss).” Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are included within “Other income (expense), net.”

Comprehensive income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The primary components of comprehensive income for the Company include net income, foreign currency translation adjustments arising from the combination of foreign legal entities engaged in the CX business, unrealized gains and losses on the Company’s available-for-sale debt securities, unrealized gains and losses on cash flow hedges and the changes in unrecognized pension and post-retirement benefits.

Share-based compensation

The Company’s employees have historically participated in Parent’s share-based compensation plans. Share-based compensation expense has been allocated to the Company based on the specific awards and terms previously granted to the Company’s employees. Share-based compensation cost for stock options, restricted stock awards and units, performance restricted stock units and employee stock purchase plans is determined based on the fair value at the measurement date. The Company recognizes share-based compensation cost as expense for awards other than its performance-based restricted stock units ratably on a straight-line basis over the requisite service period. The Company recognizes share-based compensation cost associated with its performance-based restricted stock units over the requisite service period if it is probable that the performance conditions will be satisfied. Effective fiscal year 2018, the Company accounts for expense reductions that result from the forfeiture of unvested awards in the period that the forfeitures occur. Prior to fiscal year 2018, the Company estimated forfeitures and only recorded compensation costs for those awards that were expected to vest.

Pension and post-retirement benefits

The funded status of the Company’s pension and other postretirement benefit plans is recognized in the combined balance sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at November 30, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”) and, for the other postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation (“APBO”). The PBO represents the actuarial present value of benefits expected to be paid upon retirement. For active plans, the present value reflects estimated future compensation levels. The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligation is based on the Company’s estimates and actuarial valuations. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain key assumptions that require significant judgment, including, but not limited to, estimates of discount rates, expected return on plan assets, inflation, rate of compensation increases, interest crediting rates and mortality rates. The assumptions used are reviewed on an annual basis.

Accounting pronouncements adopted during the three year period ended November 30, 2019

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued a comprehensive new revenue recognition standard for contracts with customers with amendments in 2015 and 2016, codified as Accounting Standards Codification Topic 606, Revenue from Contracts with Customers. The Company adopted the guidance effective December 1, 2018 on a full retrospective basis to ensure a consistent basis of presentation within the Company’s combined financial statements for all periods reported. In addition, the Company elected the one year practical expedient for contract costs.

The impact of adoption was not material and relates primarily to the capitalization of certain sales commissions that are assessed to be incremental for obtaining new contracts. Such costs are amortized over the period of expected benefit rather than being expensed as incurred as was the Company’s prior practice.

In January 2016, the FASB issued new guidance which amends various aspects of the recognition, measurement, presentation, and disclosure of financial instruments. With respect to the Company’s combined financial statements, the most significant impact relates to the accounting for equity investments (other than those that are consolidated or accounted under the equity method) which are measured at fair value through earnings. The Company has elected to use the measurement alternative for non-marketable equity securities, defined as cost adjusted for changes from observable transactions for identical or similar investments of the same issuer, less impairment. The Company adopted the guidance as of December 1, 2018, with amendments related specifically to equity securities without readily determinable fair values applied prospectively. The adoption did not have a material impact on the Company’s combined financial statements.

In August 2018, the FASB issued guidance clarifying the accounting for capitalizing implementation costs incurred by a customer in a cloud computing arrangement that is a service contract. Under the new guidance, implementation costs related to a cloud computing arrangement will be deferred or expensed as incurred, in accordance with the existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendments also require the customer to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, which includes reasonably certain renewals. The guidance is effective for interim and annual reporting periods beginning after December 15, 2019 and early adoption is permitted. The Company adopted this guidance prospectively in the third quarter of fiscal year 2018. The adoption did not have a material impact on the Company’s combined financial statements.

In March 2016, the FASB, issued guidance which changes the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification in the combined statement of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2016 and early adoption is permitted. The Company adopted this guidance prospectively, during the first quarter of fiscal year 2018. The adoption did not have a material impact on the Company’s combined financial statements.

In August 2017, the FASB issued a new accounting standard that amends and simplifies existing guidance related to hedge accounting in order to allow companies to more accurately present the economic effects of risk management activities in their financial statements. It is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those annual periods with early adoption permitted. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first effective reporting period. The Company adopted this guidance in the fourth quarter of fiscal year 2017. The adoption did not have a material impact on the Company’s combined financial statements.

In May 2017, the FASB issued guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The guidance is effective prospectively for all companies for annual periods and interim periods within those annual periods, beginning on or after December 15, 2017. The Company adopted the guidance prospectively in the second quarter of fiscal year 2017. The adoption had no impact on the Company’s combined financial statements.

In January 2017, the FASB issued guidance to simplify the accounting for goodwill impairment. It removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be calculated as the amount by which a reporting unit’s carrying value exceeds its fair value, not exceeding the carrying amount of goodwill. In addition, income tax effects from any tax deductible goodwill shall also be considered in measuring goodwill impairment loss, if applicable. The guidance is effective for annual and interim periods beginning after December 15, 2019 and should be adopted prospectively. Early adoption is permitted for interim or annual goodwill impairment test performed with a measurement date after January 1, 2017. The Company adopted the guidance prospectively in the first quarter of fiscal year 2017. The adoption had no impact on the Company’s combined financial statements.

In November 2016, the FASB issued new guidance which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted this new guidance in the first quarter of fiscal year 2017, with retrospective effect. The adoption did not have a material impact on the Company’s cash flow statement for the year ended November 30, 2017.

In October 2016, the FASB issued new guidance that requires a reporting entity to recognize the tax expense from intra-entity transfers of assets other than inventory in the selling entity’s tax jurisdiction when the transfer occurs, even though the pre-tax effects of that transaction are eliminated in consolidation. Any deferred tax asset that arises in the buying entity’s jurisdiction would also be recognized at the time of the transfer. The Company adopted this new guidance in the first quarter of fiscal year 2017 using the modified retrospective approach. The adoption did not have a material impact on the Company’s combined financial statements.

In August 2016, the FASB issued an amendment to the statement of cash flows. It addresses eight specific cash flow issues to clarify the presentation and classification of cash receipts and cash payments in the statement of cash flows where diversity in practice exists. The Company adopted this new standard in the first quarter of fiscal year 2017, with retrospective effect. The adoption did not have a material impact on the Company’s cash flows from operating, investing or financing activities.

In November 2015, the FASB issued a new accounting standard that requires deferred tax liabilities and assets be classified as noncurrent on a company’s balance sheet. The Company adopted this new standard in the first quarter of fiscal year 2017, with retrospective effect. The adoption did not materially impact the Company’s combined financial position or results of operations.

In September 2015, the FASB issued a new accounting standard that eliminates the requirement to restate prior period financial statements for measurement period adjustments related to provisional amounts recognized in a business combination. The new guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. Consistent with existing guidance, the new guidance requires an acquirer to disclose the nature and amount of measurement period adjustments. In addition, companies are required to present separately on the face of the income statement or disclose in the notes the portion of the adjustment recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The Company adopted this new standard prospectively in the first quarter of fiscal year 2017. The adoption did not have a material impact on the Company’s combined financial statements.

In April 2015, the FASB issued new guidance to customers about whether a cloud computing arrangement includes a software license. If the cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If the cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The Company adopted this new standard prospectively in the first quarter of fiscal year 2017. The adoption had no impact on the Company’s combined financial statements.

Recently issued accounting pronouncements

In December 2019, the FASB issued new guidance that simplifies the accounting for income taxes. The guidance is effective for annual reporting periods beginning after December 15, 2020, and interim periods within those reporting periods. Certain amendments should be applied prospectively, while other amendments should be applied retrospectively to all periods presented. The Company is currently evaluating the impact of the new guidance.

In August 2018, the FASB issued new guidance to add, remove, and clarify disclosure requirements related to defined benefit pension and other postretirement plans. The amendment requires the Company to disclose the weighted-average interest crediting rates used in cash balance pension plans. It also requires the Company to disclose the reasons for significant changes in the benefit obligation or plan assets including significant gains and losses affecting the benefit obligation for the period. This standard is effective for fiscal years ending after December 15, 2020 and early adoption is permitted. The adoption is not expected to have a material impact on the Company’s combined financial statements.

In August 2018, the FASB issued guidance to improve the effectiveness of fair value measurement disclosures by removing or modifying certain disclosure requirements and adding other requirements. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. Certain amendments should be applied prospectively, while all other amendments should be applied retrospectively to all periods presented. The Company is currently evaluating the impact of the new guidance.

In February 2018, the FASB issued guidance that permits the Company to reclassify disproportionate tax effects in accumulated other comprehensive income caused by the Tax Cuts and Jobs Act of 2017 to retained earnings. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The adoption of this new guidance is not expected to have a material impact on the Company’s combined financial statements.

In June 2016, the FASB issued a new credit loss standard that replaces the incurred loss impairment methodology in current GAAP. The new impairment model requires immediate recognition of estimated credit losses expected to occur for most financial assets and certain other instruments. It is effective for annual reporting periods beginning after December 15, 2019 and interim periods within those annual periods. Early adoption for fiscal years beginning after December 15, 2018 is permitted. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first effective reporting period. The Company is currently evaluating the impact of the new guidance.

In February 2016, the FASB issued a new standard which revises various aspects of accounting for leases. The most significant impact to the Company’s combined financial statements relates to the recognition by a lessee of a right-of-use asset and a lease liability for virtually all of its leases other than short-term leases. The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification. For income statement purposes, operating leases will result in a straight-line expense while finance leases will result in a front-loaded expense pattern. This accounting standard, applicable to the Company at the beginning of its first quarter of fiscal year 2020, will be adopted using a modified retrospective approach. The Company is currently evaluating the impact of adoption of this standard and expects that most of its operating lease commitments will be subject to the new standard and be recognized as operating lease liabilities and right-of-use assets upon adoption. The adoption will materially increase total assets and total liabilities relative to such amounts prior to adoption.

NOTE 3—ACQUISITIONS:

Fiscal 2018 acquisition

On October 5, 2018, SYNNEX acquired 100% of Convergys Corporation (“Convergys”), an Ohio Corporation, a customer experience outsourcing company, for a purchase price of $2,269,527, pursuant to a merger agreement dated June 28, 2018. The acquisition was related to the Concentrix business and added scale, diversified the revenue base, expanded the Company’s service delivery footprint and strengthened the Company’s leadership position as a top global provider of CX services.

The acquisition has been accounted for as a business combination. The purchase price was comprised of cash, Parent stock and Convergys stock awards assumed with an estimated fair value of $70,221 on the closing date. Of the equity awards assumed, $43,779 relating to the pre-combination service period was allocated to the purchase consideration, and the remainder of the estimated fair value and payments in excess of fair value are being expensed over the remaining service periods on a straight-line basis.

The purchase price for the acquisition was allocated to the net tangible and intangible assets based on their fair values at the acquisition date. The excess of the purchase price over the net tangible assets and intangible assets was recorded as goodwill and is attributed to the assembled workforce and the expected revenue and cost synergies due to the diversified revenue base and comprehensive service portfolio delivery capabilities resulting from the acquisition. Goodwill was not deductible for tax purposes. During fiscal year 2019, the Company recorded measurement period adjustments of $32,698 to goodwill. These adjustments comprised of an increase of $49,771 in tax liabilities and an increase of $17,073 to the fair value of other acquired net tangible assets, resulting in a final purchase price allocation as follows:

Fair value
Purchase price allocation:
Cash, cash equivalents and restricted cash	$169,988
Short-term investments	13,038
Accounts receivable, net (Gross accounts receivable: $558,888)	554,777
Other current assets	87,115
Property and equipment	232,528
Goodwill	1,394,127
Intangible assets	927,000
Deferred tax assets	31,547
Other assets	33,645
Borrowings, current	(321,865)
Accounts payable	(59,720)
Accrued compensation and benefits	(216,626)
Other accrued liabilities	(252,101)
Income taxes payable	(32,570)
Other long-term liabilities	(137,789)
Deferred tax liabilities	(153,567)

Purchase consideration	$2,269,527

The identifiable intangible assets acquired, and their estimated useful lives are summarized as follows:

	Fair value	Weighted average useful life
Customer relationships	$925,000	15 years
Technology	2,000	5 years

Total intangibles acquired	$927,000

Amortization of customer relationships is recorded in “Selling, general and administrative expenses” and amortization of technology is recorded in “Cost of revenue.”

The Company’s combined statement of operations for the year ended November 30, 2018 includes approximately $439,400 of revenue from Convergys from the acquisition date. Earnings contributed by the acquired business are not separately identifiable due to the integration activities of the Company.

The following unaudited pro forma financial information combines the unaudited combined results of operations as if the acquisition of Convergys had occurred at the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributable to transactions that are factually supportable. The pro forma results contained in the table below include pro forma adjustments for amortization of acquired intangibles, interest expense incurred on borrowings to fund the acquisition, useful lives of property and equipment, removal of certain non-recurring transaction costs primarily comprising legal and banking fees of $74,298 in fiscal year 2018 and the related tax effects of the pro forma adjustments.

The unaudited pro forma financial information, as presented below, is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition and any borrowings undertaken to finance the acquisition had taken place at the beginning of fiscal periods presented.

	Years Ended November 30,
	2018	2017
Revenue	$4,695,634	$4,814,976
Net income	65,177	95,917

Acquisition-related and integration expenses related to the Convergys acquisition were $70,473 and $37,490 during the years ended November 30, 2019 and 2018. These costs included $17,670 of acquisition costs in fiscal year 2018. Substantially all of the acquisition-related and integration expenses were recorded in “Selling, general and administrative expenses” and comprised of bridge financing commitment fees, legal and professional services, severance and lease termination payments, accelerated depreciation and other costs incurred to complete the acquisition and retention payments to integrate this business. The following table presents the activity related to liability for restructuring charges related to the Convergys acquisition through November 30, 2019:

Restructuring costs	Severance and benefits	Facility and exit costs	Total
Accrued balance as of October 5, 2018	$10,334	$6,481	$16,815
Additional accrual during fiscal year 2018	1,074	3,541	4,615
Cash payments	(270)	(3,416)	(3,686)

Accrued balance as of November 30, 2018	$11,138	$6,606	$17,744
Additional accrual during fiscal year 2019	6,678	12,334	19,012
Cash payments	(14,988)	(4,776)	(19,764)

Accrued balance as of November 30, 2019	$2,828	$14,164	$16,992

Fiscal 2017 acquisition

On July 31, 2017, the Company acquired 100% of Tigerspike Pty Ltd (“Tigerspike”), a digital products company incorporated in Australia, specializing in strategy, experience design, development and systems integration, for a purchase price of $67,014. The acquisition enhanced Concentrix’ digital and mobility competencies by providing improved business intelligence and performance for clients through enabling technologies that are designed to create effortless, personalized end-user engagements. Based on the purchase price allocation, the Company recorded net tangible liabilities of $3,481, goodwill of $45,195 and intangible assets of $25,300, primarily comprising customer relationships. Goodwill was not deductible for tax purposes. The operating results of Tigerspike were included from the date of acquisition and were not material to the combined financial statements.

NOTE 4—SHARE-BASED COMPENSATION:

Certain of Company’s employees participate in a long-term incentive plan sponsored by SYNNEX. The Company recognizes share-based compensation expense for all share-based awards made to employees, including employee stock options, restricted stock awards, restricted stock units, performance-based restricted stock units and employee stock purchases, based on estimated fair values.

Under the SYNNEX stock incentive plan, qualified employees are eligible for the grant of incentive stock options to purchase shares of common stock. Qualified employees and consultants are eligible for the grant of non-qualified stock options, stock appreciation rights, restricted stock grants and restricted stock units. The outstanding stock options and restricted stock awards generally vest over a five-year period and the stock options have a contractual term of ten years. Certain restricted stock awards and units granted to employees of the CX business vest over a four-year period with 67% of the award scheduled to vest on the third anniversary and remaining 33% scheduled to vest on the fourth anniversary. The holders of restricted stock awards are entitled to the same voting, dividend and other rights as the SYNNEX common stockholders. Certain restricted stock units could vest subject to the achievement of individual, Concentrix or SYNNEX performance goals. The majority of the performance-based restricted stock units vest at the end of three-year requisite service periods, subject to the achievement of certain SYNNEX financial performance goals approved by the SYNNEX Compensation Committee.

Under the SYNNEX employee stock purchase plan, there are four offering periods of three months each in a calendar year. Eligible employees in the United States can choose to have a fixed percentage deducted from their bi-weekly compensation to purchase SYNNEX’ common stock at a discount of 5%. The maximum number of shares a participant may purchase is 0.625 during a single accumulation period subject to a maximum purchase limit of $10 in a calendar year. Employees at associate vice president level and above are not eligible to participate in the plan.

The Company recorded share-based compensation expense in the combined statements of operations for fiscal years 2019, 2018 and 2017 as follows:

	Fiscal Years Ended November 30,
	2019	2018	2017
Total share-based compensation	$10,554	$7,740	$5,244
Tax benefit recorded in the provision for income taxes	(2,417)	(2,005)	(1,472)

Effect on net income	$8,137	$5,735	$3,772

Substantially all of the share-based compensation expense was recorded in “Selling, general and administrative expenses” in the combined statements of operations.

Valuation Assumptions

The Company estimates the fair value of share-based payment awards on the measurement date and recognizes as expense over the requisite service period in the Company’s combined financial statements.

The Company uses the Black-Scholes valuation model to estimate fair value of stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The expected stock price volatility assumption was determined using historical volatility of the Parent’s common stock.

The fair value of stock awards is determined based on the SYNNEX stock price at the date of grant. For grants that do not accrue dividends or dividend equivalents, the fair value is the SYNNEX stock price reduced by the present value of estimated dividends to be paid by SYNNEX over the vesting period. For performance-based restricted stock units, the grant-date fair value assumes that the targeted performance goals will be achieved. Over the performance period, the number of awards will be adjusted higher or lower based on the probability of achievement of performance goals.

Through fiscal year 2017, the Company estimated forfeitures and only recorded compensation costs for those awards that were expected to vest. The assumptions for forfeitures were determined based on the type of award and historical experience. Forfeiture assumptions were adjusted at the point in time a significant change was identified, with any adjustment recorded in the period of change, and the final adjustment at the end of the requisite service period to equal actual forfeitures. From fiscal year 2018, the Company accounts for expense reductions that result from the forfeiture of unvested awards in the period that the forfeitures occur.

The following assumptions were used in the Black-Scholes valuation model in fiscal years 2019, 2018 and 2017:

	Fiscal Years Ended November 30,
	2019	2018	2017
Stock option plan:
Expected life (years)	6.1	6.0	5.9
Risk free interest rate	1.59%	3.09%	2.11%
Expected volatility of SYNNEX stock	33.69%	30.85%	29.41%
SYNNEX dividend yield	1.36%	1.84%	0.93%

A summary of the activities under the Parent’s stock incentive plan is set forth below:

Employee Stock Options

The weighted-average grant-date fair values of the stock options granted during fiscal years 2019, 2018 and 2017 were $33.27, $21.83, and $36.92, respectively. As of November 30, 2019, 122 options were outstanding with a weighted-average life of 8.15 years, a weighted-average exercise price of $92.68 per option and an aggregate pre-tax intrinsic value of $3,740. As of November 30, 2019, 43 options were vested and exercisable with a weighted-average life of 6.65 years, a weighted-average exercise price of $86.66 per share and an aggregate pre-tax intrinsic value of $1,580.

	Options Outstanding
	Number of SYNNEX shares	Weighted- average exercise price per SYNNEX share
Balance as of November 30, 2016	35	$87.74
Options granted	11	128.67

Balance as of November 30, 2017	46	97.66
Options granted	46	76.01

Balance as of November 30, 2018	92	86.87
Options granted	30	110.44

Balance as of November 30, 2019	122	$92.68

SYNNEX settles employee stock option exercises with newly issued SYNNEX shares. No options were exercised during fiscal years 2019, 2018 or 2017.

As of November 30, 2019, the unamortized share-based compensation expense related to unvested stock options under the SYNNEX stock incentive plan was $2,167 which will be recognized over an estimated weighted-average amortization period of 3.99 years.

Restricted Stock Awards and Restricted Stock Units

A summary of the changes in the Company’s non-vested restricted stock awards and stock units during fiscal years 2017, 2018 and 2019 is presented below:

	Number of SYNNEX shares	Weighted-average, grant-date fair value per SYNNEX share
Non-vested as of November 30, 2016	171	$99.28
Awards granted	66	125.24
Units granted(1)	56	124.36
Awards and units vested	(39)	85.98
Awards and units cancelled/forfeited(2)	(15)	96.81

Non-vested as of November 30, 2017	239	109.51
Awards granted	109	80.42
Units granted(1)	48	78.50
Awards and units vested	(55)	98.53
Awards and units cancelled/forfeited(2)	(18)	108.25

Non-vested as of November 30, 2018	324	97.53
Awards granted	205	110.39
Units granted(1)	181	97.33
Awards and units vested	(61)	94.36
Awards and units cancelled/forfeited(2)/employees transferred to Parent	(57)	96.78

Non-vested as of November 30, 2019	591	$102.12

(1)	For performance-based restricted stock units, the maximum number of shares that can be awarded upon full vesting of the grants is included.
(2)	For performance-based restricted stock units, the difference between maximum awards and the actual number of shares issued upon full vesting is included.

As of November 30, 2019, there was $52,719 of total unamortized share-based compensation expense related to non-vested restricted stock awards and stock units granted under the SYNNEX stock incentive plan. That cost is expected to be recognized over an estimated weighted-average amortization period of 3.83 years.

Share-based compensation expense related to the SYNNEX employee stock purchase plan was immaterial during fiscal years 2019, 2018 and 2017.

NOTE 5—BALANCE SHEET COMPONENTS:

Cash, cash equivalents and restricted cash:

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the combined balance sheets that sum to the total of the same amounts shown in the combined statements of cash flows:

	As of November 30,
	2019	2018
Cash and cash equivalents	$79,656	$123,389
Restricted cash included in other current assets	3,858	4,495

Cash, cash equivalents and restricted cash	$83,514	$127,884

Restricted cash balances relate primarily to restrictions placed by banks as collateral for the issuance of bank guarantees and the terms of a government grant.

	As of November 30,
	2019	2018
Accounts receivable, net:
Billed accounts receivable	$536,450	$545,910
Unbilled accounts receivable	400,687	398,703
Less: Allowance for doubtful accounts	(6,055)	(1,000)

Accounts receivable, net	$931,082	$943,613

Allowance for doubtful trade receivables:
Balance at November 30, 2016	$1,424
Additions	1,262
Write-offs and reclassifications	(86)

Balance at November 30, 2017	2,600
Additions	201
Write-offs and reclassifications	(1,802)

Balance at November 30, 2018	1,000
Additions	5,134
Write-offs and reclassifications	(79)

Balance at November 30, 2019	$6,055

	As of November 30,
	2019	2018
Property and equipment, net:
Land	$28,873	$12,486
Equipment, computers and software	379,091	306,818
Furniture and fixtures	83,247	76,257
Buildings, building improvements and leasehold improvements	280,379	237,020
Construction-in-progress	9,943	18,049

Total property and equipment, gross	$781,533	$650,631
Less: Accumulated depreciation	(370,068)	(231,028)

Property and equipment, net	$411,465	$419,603

Shown below are countries where 10% or more of the Company’s property and equipment, net are located:

	As of November 30,
	2019	2018
Property and equipment, net:
United States	$162,955	$173,124
Philippines	63,421	75,770
India	39,000	43,813
Others	146,089	126,896

Total	$411,465	$419,603

	Fiscal Year Ended November 30,
	2019	2018
Goodwill:
Balance, beginning of year	$1,775,541	$435,417
Additions/adjustments from Convergys acquisition (See note 3)	32,698	1,361,429
Additions/adjustments from Tigerspike acquisition (See note 3)	—	(634)
Foreign exchange translation	21,089	(20,671)

Balance, end of year	$1,829,328	$1,775,541

	As of November 30, 2019			As of November 30, 2018
	Gross amounts	Accumulated amortization	Net amounts	Gross amounts	Accumulated amortization	Net amounts
Intangible assets, net:
Customer relationships	$1,368,966	$(441,866)	$927,100	$1,374,035	$(279,096)	$1,094,939
Technology	14,720	(8,998)	5,722	14,767	(7,064)	7,703
Trade names	6,662	(5,361)	1,301	6,801	(4,946)	1,855

	$1,390,348	$(456,225)	$934,123	$1,395,603	$(291,106)	$1,104,497

Estimated future amortization expense of the Company’s intangible assets is as follows:

Fiscal years ending November 30,
2020	$147,705
2021	135,589
2022	115,419
2023	100,837
2024	83,547
Thereafter	351,026

Total	$934,123

Accumulated other comprehensive income (loss):

The components of accumulated other comprehensive income (loss) (“AOCI”), net of taxes, were as follows:

	Unrecognized gains (losses) on defined benefit plan, net of taxes	Unrealized gains (losses) on cash flow hedges, net of taxes	Foreign currency translation adjustment and other, net of taxes	Total
Balance, November 30, 2017	$(2,549)	$—	$(21,656)	$(24,205)
Other comprehensive income (loss) before reclassification	(893)	20,377	(33,543)	(14,059)
Reclassification of (gains) losses from other comprehensive income (loss)	—	(935)	—	(935)

Balance, November 30, 2018	$(3,442)	$19,442	$(55,199)	$(39,199)
Other comprehensive income (loss) before reclassification	(28,289)	15,574	17,534	4,819
Reclassification of (gains) losses from other comprehensive income (loss)	1,791	(17,493)	—	(15,702)

Balance, November 30, 2019	$(29,940)	$17,523	$(37,665)	$(50,082)

Refer to note 6 for the location of gains and losses from cash flow hedges reclassified from other comprehensive income (loss) to the combined statements of operations. Reclassifications of amortization of actuarial (gains) losses of defined benefit plans is recorded in “Other income (expense), net” in the combined statement of operations.

Foreign currency translation adjustment and other, net of taxes, is comprised of foreign currency translation adjustment and unrealized gains and losses on available-for-sale debt securities. Substantially, all of the balance at November 30, 2017, 2018 and 2019 represents foreign currency translation adjustment.

NOTE 6—DERIVATIVE INSTRUMENTS:

In the ordinary course of business, the Company is exposed to foreign currency risk and credit risk. The Company enters into transactions, and owns monetary assets and liabilities, that are denominated in currencies other than the legal entity’s functional currency. The Company may enter into forward contracts, option contracts, or other derivative instruments to offset a portion of the risk on expected future cash flows, earnings, net investments in certain non-U.S. legal entities and certain existing assets and liabilities. However, the Company may choose not to hedge certain exposures for a variety of reasons including, but not limited to, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange or interest rates. Generally, the Company does not use derivative instruments to cover equity risk and credit risk. The Company’s hedging program is not used for trading or speculative purposes.

All derivatives are recognized on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded in the combined statements of operations, or as a component of AOCI in the combined balance sheets, as discussed below.

Cash Flow Hedges

To protect gross margins from fluctuations in foreign currency exchange rates, certain of the Company’s legal entities with functional currencies that are not in U.S. dollars may hedge a portion of forecasted revenue or costs not denominated in the entities’ functional currencies. These instruments mature at various dates through November 2021. Gains and losses on cash flow hedges are recorded in AOCI until the hedged item is recognized in earnings. Deferred gains and losses associated with cash flow hedges of foreign currency revenue are recognized as a component of “Revenue” in the same period as the related revenue is recognized, and deferred gains and losses related to cash flow hedges of costs are recognized as a component of “Cost of revenue” and/or “Selling, general and administrative expenses” in the same period as the related costs are recognized. Derivative instruments designated as cash flow hedges must be de-designated as hedges when it is probable the forecasted hedged transaction will not occur in the initially identified time period or within a subsequent two-month time period. Deferred gains and losses in AOCI associated with such derivative instruments are reclassified into earnings in the period of de-designation. Any subsequent changes in fair value of such derivative instruments are recorded in earnings unless they are re-designated as hedges of other transactions.

Non-Designated Derivatives

The Company uses short-term forward contracts to offset the foreign exchange risk of assets and liabilities denominated in currencies other than the functional currency of the respective entities. These contracts, which are not designated as hedging instruments, mature or settle within twelve months. Derivatives that are not designated as hedging instruments are adjusted to fair value through earnings in the financial statement line item to which the derivative relates.

See note 8—Borrowings, for the accounting for the embedded derivative in the 5.75% Junior Subordinated Convertible Debentures assumed by the CX business, as part of the Convergys acquisition.

Fair Values of Derivative Instruments in the Combined Balance Sheets

The fair values of the Company’s derivative instruments are disclosed in note 7—Fair Value Measurements and summarized in the table below:

	Value as of
Balance Sheet Line Item	November 30, 2019	November 30, 2018
Derivative instruments not designated as hedging instruments:
Foreign exchange forward contracts (notional value)	$907,621	$214,657
Other current assets	8,667	10,417
Other accrued liabilities	2,105	969
Derivative instruments designated as cash flow hedges:
Foreign exchange forward contracts (notional value)	$563,654	$624,014
Other current assets and other assets	14,523	3,834
Other accrued liabilities and other long-term liabilities	1,633	12,306

Volume of activity

The notional amounts of foreign exchange forward contracts represent the gross amounts of foreign currency, including, principally, the Philippine Peso, the Indian Rupee, the Euro, the British Pound, the Canadian Dollar, the Brazilian Real, the Japanese Yen and the Australian Dollar that will be bought or sold at maturity. The notional amounts for outstanding derivative instruments provide one measure of the transaction volume outstanding and do not represent the amount of the Company’s exposure to credit or market loss. The Company’s exposure to credit loss and market risk will vary over time as currency rates change.

The Effect of Derivative Instruments on AOCI and the Combined Statements of Operations

The following table shows the gains and losses, before taxes, of the Company’s derivative instruments designated as cash flow hedges and not designated as hedging instruments in other comprehensive income (“OCI”), and the combined statements of operations for the periods presented:

	Location of gain (loss) in income	For the fiscal years ended November 30,
		2019	2018	2017
Revenue		$4,707,912	$2,463,151	$1,990,180
Cost of revenue		2,959,464	1,525,599	1,241,026
Selling, general and administrative expenses		(1,454,116)	(792,791)	(634,531)
Other income (expense), net		2,280	4,386	(2,326)

Derivative instruments designated as cash flow hedges:
Gains (losses) recognized in OCI:
Foreign exchange forward contracts		$20,772	$27,212	$—

Gains (losses) reclassified from AOCI into income:
Foreign exchange forward contracts
Loss (gain) reclassified from AOCI into income	Revenue for services	$127	$(237)	$—
Gain (loss) reclassified from AOCI into income	Cost of revenue for services	16,454	1,036	—
Gain (loss) reclassified from AOCI into income	Selling, general and administrative expenses	6,767	449	—
Gain (loss) reclassified from AOCI into income	Other income (expense), net	36	—	—

Total		$23,384	$1,248	$—

Derivative instruments not designated as hedging instruments:
Gain (loss) recognized from foreign exchange forward contracts, net(1)	Cost of revenue for services and Selling, general and administrative expenses	$—	$3,378	$—
Gains (losses) recognized from foreign exchange forward contracts, net(1)	Other income (expense), net	20,833	6,415	313

Total		$20,833	$9,793	$313

(1)	The gains and losses largely offset the currency gains and losses that resulted from changes in the assets and liabilities denominated in nonfunctional currencies.

There were no material gain or loss amounts excluded from the assessment of effectiveness. Existing net gains in AOCI that are expected to be reclassified into earnings in the normal course of business within the next twelve months are $18,611.

Offsetting of Derivatives

In the combined balance sheets, the Company does not offset derivative assets against liabilities in master netting arrangements. If derivative exposures covered by a qualifying master netting agreement had been netted in the combined balance sheets, the total derivative asset and liability positions would have been reduced by $3,731 each as of November 30, 2019 and $4,139 each as of November 30, 2018.

Credit exposure for derivative financial instruments is limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Company’s obligations to the counterparties. The Company manages the potential risk of credit losses through careful evaluation of counterparty credit standing and selection of counterparties from a limited group of financial institutions.

NOTE 7—FAIR VALUE MEASUREMENTS:

The Company’s fair value measurements are classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following table summarizes the valuation of the Company’s investments and financial instruments that are measured at fair value on a recurring basis:

	As of November 30, 2019				As of November 30, 2018
		Fair value measurement category				Fair value measurement category
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$26,041	$26,041	$—	$—	$56,415	$56,415	$—	$—
Foreign government bond	1,228	1,228	—	—	1,073	1,073	—	—
Forward foreign currency exchange contracts	23,190	—	23,190	—	14,251	—	14,251	—
Liabilities:
Forward foreign currency exchange contracts	$3,738	$—	$3,738	$—	$13,275	$—	$13,275	$—
Convertible debentures conversion option	—	—	—	—	77,238	—	—	77,238

The Company’s cash equivalents consist primarily of highly liquid investments in money market funds and term deposits with maturity periods of three months or less. The carrying values of cash equivalents approximate fair value since they are near their maturity. Investment in foreign government bond classified as available-for-sale debt security is recorded at fair value based on quoted market prices. The fair values of forward exchange contracts are measured based on the foreign currency spot and forward rates quoted by the banks or foreign currency dealers. Fair values of long-term foreign currency exchange contracts are measured using valuations based upon quoted prices for similar assets and liabilities in active markets and are valued by reference to similar financial instruments, adjusted for terms specific to the contracts. The effect of nonperformance risk on the fair value of derivative instruments was not material as of November 30, 2019 and 2018.

In connection with the Convergys acquisition, the CX business, assumed Convergys’ 5.75% Junior Subordinated Convertible Debentures due September 2029 (“Convertible Debentures”) and recorded the principal amount and conversion spread at fair value. See note 8—Borrowings. The fair value of the Convertible Debentures conversion option was based on a probabilistic analysis using the Monte Carlo simulation approach. The model considered simulated movements in the SYNNEX stock price until the conversion date using estimated stock volatility of 35%, a risk free rate of 2.7%, discount and dividend yields of 4.6% and $0.35 per share each quarter, respectively, over the period until September 2019, when SYNNEX would become entitled to redeem the debentures. From the acquisition date until November 30, 2018, the fair value of the conversion spread decreased by $4,085. During fiscal year 2019, the CX business settled all the outstanding convertible debentures and recorded a loss of $1,559 upon settlement in other income (expense), net.

The carrying values of term deposits with maturities less than one year, accounts receivable and accounts payable approximate fair value due to their short maturities and interest rates which are variable in nature. Long-term non-marketable equity securities consist primarily of investments in equity securities of private entities. The fair value of non-marketable equity investments is based on an internal valuation of the investees based on the best available information at the measurement date. It is not practicable to determine the fair value of the Company’s loans payable to and receivable from the Parent as these cash transfers are part of the centralized treasury program of SYNNEX as described in note 1.

During fiscal years 2019, 2018 and 2017, there were no transfers between the fair value measurement category levels.

NOTE 8—BORROWINGS:

SYNNEX United States credit agreement

In the United States, SYNNEX has a senior secured credit agreement (as amended, the “U.S. Credit Agreement”) with a group of financial institutions. The U.S. Credit Agreement includes a $600,000 commitment for a revolving credit facility and a term loan in the original principal amount of $1,200,000. SYNNEX may request incremental commitments to increase the principal amount of the revolving line of credit or term loan by $500,000, plus an additional amount which is dependent upon SYNNEX’ pro forma first lien leverage ratio, as calculated under the U.S. Credit Agreement.

Certain of SYNNEX’ subsidiaries in the United States, including Concentrix entities in the United States, jointly and severally guarantee SYNNEX’ term loan under SYNNEX’ U.S. Credit Agreement. SYNNEX’ obligations under the U.S. Credit Agreement are secured by substantially all of SYNNEX and certain of its domestic subsidiaries’ including Concentrix United States entities’, assets on a pari passu basis with the interests of the lenders under the U.S. Term Loan Credit Agreement pursuant to an intercreditor agreement.

The U.S. Credit Agreement matures in September 2022. The outstanding principal amount of the term loan is repayable in quarterly installments of $15,000, with the unpaid balance due in full on the September 2022 maturity date. The term loan can be repaid at any time prior to the maturity date without penalty. Interest on borrowings under the U.S. Credit Agreement can be based on London Interbank Offered Rate (“LIBOR”) or a base rate at the Company’s option, plus a margin. The margin for LIBOR loans ranges from 1.25% to 2.00% and the margin for base rate loans ranges from 0.25% to 1.00%, provided that LIBOR shall not be less than zero. The base rate is a variable rate which is the highest of (a) the Federal Funds Rate, plus a margin of 0.5%, (b) the rate of interest announced, from time to time, by the agent, Bank of America, N.A., as its “prime rate,” and (c) the Eurodollar Rate, plus 1.0%. The unused revolving credit facility commitment fee ranges from 0.175% to 0.30% per annum. The margins above the applicable interest rates and the revolving commitment fee for revolving loans are based on SYNNEX’ consolidated leverage ratio, as calculated under the U.S. Credit Agreement.

SYNNEX United States term loan credit agreement

In order to fund the Convergys acquisition (See note 3), the related refinancing or settlement of Convergys’ debt and payment of related fees and expenses, SYNNEX entered into a secured term loan credit agreement on

August 9, 2018 (the “U.S. Term Loan Credit Agreement”) with a group of financial institutions, which provided for the extension of one or more term loans in an aggregate principal amount not to exceed $1,800,000. Until November 30, 2018, SYNNEX had drawn $1,550,000 of term loans. During fiscal year 2019, SYNNEX borrowed the remaining available amount of $250,000 under the facility to settle part of Convergys’ outstanding Convertible Debentures.

Certain of SYNNEX’ subsidiaries in the United States, including Concentrix entities in the United States, jointly and severally guarantee SYNNEX’ term loan under SYNNEX’ U.S. senior secured credit agreement. SYNNEX’ obligations under the U.S. Term Loan Credit Agreement are secured by substantially all of SYNNEX and certain of its domestic subsidiaries’ including Concentrix United States entities’, assets on a pari passu basis with the interests of the lenders under the existing U.S. Credit Agreement pursuant to an intercreditor agreement.

The U.S. Term Loan Credit Agreement matures in October 2023. The outstanding principal amount of the term loans is payable in quarterly installments of $22,500, with the unpaid balance due in full on the maturity date. The term loan can be repaid at any time prior to the expiration date without penalty. Interest on borrowings under the U.S. Term Loan Credit Agreement can be based on LIBOR or a base rate at SYNNEX’ option, plus a margin. The margin for LIBOR loans ranges from 1.25% to 1.75% and the margin for base rate loans ranges from 0.25% to 0.75%, provided that LIBOR shall not be less than zero. The base rate is a variable rate which is the highest of (a) 0.5% plus the greater of (x) the Federal Funds Rate in effect on such day and (y) the overnight bank funding rate in effect on such day, (b) the Eurodollar Rate plus 1.0% per annum, and (c) the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. During the period in which the term loans were available to be drawn, SYNNEX paid term loan commitment fees. The margins above SYNNEX’ applicable interest rates are, and the term loan commitment fee were, based on SYNNEX’ consolidated leverage ratio as calculated under the U.S. Term Loan Credit Agreement.

Future principal payment

As of November 30, 2019 and 2018, the balance payable by SYNNEX under the U.S. Credit Agreement was $1,105,800 and $1,095,000, respectively. As of November 30, 2019 and 2018, the balance payable by SYNNEX under the U.S. Term Loan Credit Agreement was $1,732,500 and $1,755,000, respectively. The amounts guaranteed by Concentrix under the U.S. Credit Agreement and U.S. Term Loan Credit Agreement are recorded in the combined financial statements of the Company to the extent drawn from the Parent, net of repayments to the Parent. Refer to note 10 for further details of terms of these borrowings recorded by the Company in the combined balance sheets.

Covenant compliance

The U.S. Credit Agreement and the U.S. Term Loan Credit Agreement have a number of covenants and restrictions that, among other things, require SYNNEX to maintain specified financial ratios and satisfy certain financial condition tests. The covenants also limit SYNNEX’ ability to incur additional debt, make or forgive intercompany loans, pay dividends and make other types of distributions, make certain acquisitions, repurchase SYNNEX’ stock, create liens, cancel debt owed to SYNNEX, enter into agreements with affiliates, modify the nature of the SYNNEX business, enter into sale-leaseback transactions, make certain investments, transfer and sell assets, cancel or terminate any material contracts and merge or consolidate. As of November 30, 2019, SYNNEX was in compliance with all material covenants for the above arrangements.

Concentrix India revolving lines of credit facilities

The CX business legal entities in India have credit facilities with a financial institution to borrow up to an aggregate amount of $22,000. The interest rate under these facilities is the higher of the bank’s minimum lending rate or LIBOR, plus a margin of 0.9% per annum. SYNNEX guarantees the obligations under these credit facilities. These credit facilities can be terminated at any time by the Indian legal entities or the financial institution. There were no borrowings outstanding under these credit facilities as of either November 30, 2019 or 2018.

Convertible Debentures and other borrowings related to the Convergys acquisition

In connection with the Convergys acquisition, the CX business became the obligor under Convergys’ $124,963 aggregate principal amount of 5.75% Junior Subordinated Convertible Debentures due September 2029. The CX business determined that the embedded conversion feature included in the convertible debentures required liability treatment because a portion was convertible into a fixed dollar amount based on a variable conversion rate, and was recorded at fair value in other accrued liabilities in the combined balance sheets. The CX business was entitled to redeem the Convertible Debentures on or after September 15, 2019. At the date of acquisition, the Convertible Debentures were convertible at the option of the holders on or after September 15, 2028 and prior to that date only under certain circumstances, including a stock sales price condition at an implied conversion ratio of approximately 90.7697 per one thousand dollars in principal amount of debentures, and the occurrence of a fundamental change, such as the acquisition. As a result, holders of the convertible debentures were permitted, for a specified period after the acquisition by SYNNEX, to convert their convertible debentures at a temporarily increased conversion rate determined in accordance with the existing indenture. Upon conversion, the aggregate principal amount of the Convertible Debentures had to be settled in cash and the remainder, if any, of CX businesses conversion obligation in excess of the aggregate principal amount, could be settled in cash, or in the same combination of cash and common stock of the Parent that was received by the Convergys shareholders as consideration for their shares in the acquisition. As the Convertible Debentures were convertible into common shares of SYNNEX due to the sales price condition being met prior to the acquisition, the Convertible Debentures and the conversion spread liability were classified as current borrowings and other accrued liabilities, respectively, in the combined balance sheets. Through November 30, 2018, $55,681 of the principal amount of Convertible Debentures had been settled for $118,425 in cash under the fundamental change provision. During fiscal year ended November 30, 2019, the remaining $69,282 of the principal amount was settled in cash for $148,047.

In connection with the Convergys acquisition, the Parent caused certain revolving debt facilities of Convergys to be repaid. These facilities were terminated on the acquisition date and the outstanding amount of $195,421 was repaid with funds from the initial draw of the U.S. Term Loan Credit Agreement described above.

Interest expense and finance charges

The total interest expense and finance charges for external borrowings of Concentrix was $36 and $205 for fiscal years 2018 and 2017, respectively. There was no interest expense payable to third party lenders during fiscal year 2019.

NOTE 9—REVENUE:

Disaggregated revenue

In the following tables, the Company’s revenue is disaggregated by primary industry verticals and geographic location:

	Fiscal Years Ended November 30,
	2019	2018	2017
Industry vertical:
Technology and consumer electronics	$1,283,084	$880,958	$697,206
Communications and media	1,142,242	345,455	195,279
Retail, travel and ecommerce	763,265	376,622	258,987
Banking, financial services and insurance	676,246	350,322	289,746
Healthcare	369,187	184,376	145,048
Other	473,889	325,418	403,913

Total	$4,707,912	$2,463,151	$1,990,180

The Company attributes revenues from external customers to the country of domicile of the Concentrix legal entity that is party to the customer contract. Shown below are the countries that accounted for 10% or more of the Company’s revenue for the periods presented:

	Fiscal Years Ended November 30,
	2019	2018	2017
Revenue by geography:
United States	$1,135,710	$764,733	$706,796
Philippines	809,252	262,986	126,654
Great Britain	448,061	254,650	209,152
India	330,980	229,824	227,724
Others	1,983,909	950,958	719,854

Total	$4,707,912	$2,463,151	$1,990,180

Deferred revenue contract liabilities and deferred costs to obtain or fulfill a contract are not material.

NOTE 10—RELATED PARTY TRANSACTIONS:

The Company provides certain services related to its core business to the Parent which are reported as Revenue from customer experience services to Parent in the combined statements of operations. The cost associated with such services is reported as cost of revenue related to services to Parent in the combined statements of operations. The Company also purchases certain products from the Parent, receives allocations of corporate expenses by way of a monthly management fee, records compensation expense for share-based awards granted by the Parent to Concentrix employees and receives financing for acquisition and operations under the terms of intra SYNNEX group borrowing arrangements.

The following table presents the Company’s transactions with the Parent for the periods indicated:

	Fiscal Years Ended November 30,
	2019	2018	2017
Revenue from customer experience services to Parent	$20,585	$18,284	$15,350
Purchases from Parent and its non-Concentrix subsidiaries	4	85	314
Interest expense on borrowings from Parent	95,395	39,652	28,393
Interest income on borrowings made to Parent	2,066	846	3,739
Corporate allocations	1,574	1,574	1,574
Share-based compensation	10,554	7,740	5,244

The majority of the loans payable to and receivable from Parent as reported on the combined balance sheets are lines of credits and are auto renewed after expiration of the original terms. The interest rates on these loans range from approximately 1% to 9% for fiscal years 2018 and 2017. In fiscal year 2017, the Company amended the interest rate on one of the loans from LIBOR + 2.75% to the lowest of the applicable federal rates (“AFR”) in effect for the current month and the preceding two months as published by the Internal Revenue Service (“IRS”). The AFR is the interest rate that the IRS deems would not result in a taxable event for loans between related parties.

As of November 30, 2019, and 2018, the receivable from and payable to Parent and its non-Concentrix subsidiaries are primarily trade in nature.

SYNNEX has issued guarantees to certain of the Company’s clients to guarantee the performance obligations of the certain of the Company’s legal entities. If these entities are unable to meet their performance obligations under the terms of client contracts, the Parent would be obligated under these guarantees to pay damages. The Parent guarantee would be replaced by Concentrix guarantees upon separation.

As disclosed in note 8, certain of SYNNEX’ subsidiaries, including certain Concentrix legal entities in the United States, jointly and severally guarantee certain of SYNNEX’ borrowing arrangement. All SYNNEX subsidiaries in the United States, including Concentrix legal entities, have pledged their assets as security under the terms of these agreements.

Concentrix’ U.S. subsidiaries are part of SYNNEX’ U.S. consolidated group for U.S. tax purposes and will be in a tax-sharing arrangement with SYNNEX until Concentrix is deemed to leave SYNNEX’ U.S. consolidated group as a result of Concentrix’ spin-off from SYNNEX.

NOTE 11—PENSION AND EMPLOYEE BENEFITS PLANS:

The Company has 401(k) plans in the United States under which eligible employees may contribute up to the maximum amount as provided by law. Employees become eligible to participate in these plans on the first day of the month after their employment date. The Company may make discretionary contributions under the plans. Employees in most of the Company’s non-U.S. legal entities are covered by government mandated defined contribution plans. During fiscal years 2019, 2018 and 2017, the Company contributed $43,963, $35,594 and $31,727, respectively, to defined contribution plans.

Defined Benefit Plans

The Company has defined benefit pension or retirement plans for eligible employees in certain non-U.S. legal entities. Benefits under these plans are primarily based on years of service and compensation during the years immediately preceding retirement or termination of participation in the plans. In addition, as part of the Convergys acquisition, the Company acquired a frozen defined benefit pension plan, which includes both a qualified and non-qualified portion, for all eligible employees in the U.S. (“the cash balance plan”) and unfunded defined benefit plans for certain eligible employees in the Philippines, Malaysia and France. The pension benefit formula for the cash balance plan is determined by a combination of compensation, age-based credits and annual guaranteed interest credits. The qualified portion of the cash balance plan has been funded through contributions made to a trust fund. The plan assumptions are evaluated annually and are updated as deemed necessary. Net benefit costs related to defined benefit plans were $9,731, $3,415 and $2,999, during fiscal years 2019, 2018 and 2017, respectively.

The Company’s measurement date for all defined benefit plans and other postretirement benefits is November 30 and the plan assumptions are evaluated annually and are updated as deemed necessary. The status of employee benefit plans is summarized below:

	Year Ended November 30,
	2019	2018
Change in Benefit Obligation:
Benefit obligation at beginning of year	$239,744	$11,743
Service cost	5,797	2,122
Interest cost	10,266	723
Actuarial (gain) loss	33,696	1,103
Benefits paid	(15,982)	(2,496)
Settlements	(13,140)	(208)
Acquisition	—	227,072
Foreign currency adjustments	647	(315)

Projected obligation at end of year	$261,028	$239,744

Change in Plan Assets:
Fair value of plan assets at beginning of year	$159,184	$1,691
Actual return on assets	5,358	113
Settlements	(13,140)	—
Acquisition	—	157,505
Employer contributions	1,872	737
Benefits paid	(7,436)	(737)
Foreign currency adjustments	(193)	(125)

Fair value of plan assets at end of year	$145,645	$159,184

Funded Status of Plans:
Unfunded status	$115,383	$80,560

Amounts recognized in the combined balance sheet as of November 30, 2019 and 2018 consist of:

	As of November 30,
	2019	2018
Current liability	$9,189	$8,170
Non-current liability	$106,194	$72,390

The following weighted-average rates were used in determining the benefit obligations at November 30, 2019 and 2018:

	2019	2018
Discount rate	0.6% - 7.6%	0.6% - 8.1%
Expected return on plan assets	6.2% - 7.5%	6.2% - 7.5%
Expected rate of future compensation growth	1.75% - 10%	1.75% - 10%

The following weighted-average rates were used in determining the pension costs at November 30, 2019 and 2018:

	2019	2018
Discount rate	0.6% - 7.4%	0.6% - 8.1%
Expected return on plan assets	4.5% - 7.5%	4.5% - 7.5%
Expected rate of future compensation growth	1.75% - 10%	1.75% - 10%

The range of discount rates utilized in determining the pension cost and projected benefit obligation of the Company’s defined benefit plans reflects a lower prevalent rate applicable to the frozen cash balance plan for eligible employees in U.S. and a higher applicable rate for the unfunded defined benefit plan for certain eligible employees in the Philippines, France and Malaysia. The plans outside the U.S. represented approximately 22% and 19%, respectively, of the Company’s total projected benefit obligation for all plans as of November 30, 2019 and 2018.

Plan Assets

As of November 30, 2019 and 2018, plan assets for the cash balance plan consisted of common/collective trusts (of which approximately 55% are invested in equity backed funds and approximately 42% are invested in funds in fixed income instruments) and a private equity fund. The Company’s targeted allocation was 60% equity and 40% fixed income. The investment objectives for the plan assets are to generate returns that will enable the plan to meet its future obligations. The Company’s expected long-term rate of return was determined based on the asset mix of the plan, projected returns, past performance and other factors. The Company has satisfied its ERISA funding requirements through 2020. The following table sets forth the fair value of those plan assets as of November 30, 2019 and 2018:

	As of November 30,
	2019	2018
Asset Category:
Cash and cash equivalents	$3,460	$3,410
Fixed income	58,670	64,938
Equity securities:
U.S. large cap	48,293	52,853
U.S. small cap	9,025	9,754
International equity	23,441	25,522
Investment funds	2,335	1,678
Limited partnership	421	1,029

Total investments	$145,645	$159,184

The majority of investments in the cash balance plan are in Level 2 investments, which are comprised of common/collective trust funds that are public investment vehicles valued using a net asset value provided by the manager of each fund based on the underlying net assets owned by the funds, divided by the number of shares outstanding. Level 1 investments are in Cash, Deposit and Money Market instruments and Level 3 investments are equity based funds that primarily invest in domestic early stage capital funds.

Benefit Payments

The following table details expected benefit payments for the assumed cash balance plan:

Fiscal Years Ending November 30,
2020	$26,629
2021	25,192
2022	23,837
2023	22,935
2024	22,373
Thereafter (2025-2029)	95,902

$216,868

No plan assets are expected to be returned to the Company during 2020. The Company expects to make approximately $7,000 in contributions during fiscal year 2020. The Company also expects approximately $1,900 of actuarial loss included in AOCI will be recognized during fiscal year 2020.

NOTE 12—INCOME TAXES:

The sources of income before the provision for income taxes are as follows:

	Fiscal Years Ended November 30,
	2019	2018	2017
United States	$(121,886)	$(80,649)	$(47,118)
Foreign	326,302	191,557	135,396

	$204,416	$110,908	$88,277

Provision for income taxes consists of the following:

	Fiscal Years Ended November 30,
	2019	2018	2017
Current tax provision (benefit):
Federal	$34,076	$19,305	$(5,320)
State	(6,260)	(294)	952
Foreign	75,717	55,003	38,480

	$103,533	$74,014	$34,112

Deferred tax provision (benefit):
Federal	$(19,139)	$(1,593)	$(10,038)
State	362	(2,344)	(2,408)
Foreign	2,496	(7,440)	(5,640)

	$(16,281)	$(11,377)	$(18,085)

Total tax provision	$87,252	$62,637	$16,027

On December 22, 2017, Public Law 115-97, informally referred to as the Tax Cuts and Jobs Act (the “TCJA”) was enacted into law. The TCJA provided for significant changes to the U.S. Internal Revenue Code of 1986, as amended, that impacted corporate taxation requirements. The TCJA significantly revised the ongoing U.S. corporate income tax law by lowering the U.S. federal corporate income tax rate from 35% to 21%, implementing a territorial tax system, imposing a one-time tax on foreign unremitted earnings and setting limitations on deductibility of certain costs (e.g., interest expense), among other things. During fiscal year 2018, the Company accounted for the impact of the TCJA resulting in additional income tax expense of $22,626. The significant components of this expense were (i) the one-time deemed repatriation tax on unremitted non-U.S. earnings and profits that were previously tax deferred and other tax impacts of the TCJA, which resulted in an increase in income tax expense, net of deductions and credits, of $30,484 and (ii) the remeasurement of net deferred tax liabilities at the lower enacted U.S. federal corporate tax rate, which resulted in a decrease of $7,858 in income tax expense. Concentrix 2019 tax expense in these financial statements was increased by an adjustment of $23,807 ($33,407 current tax expense offset by $9,600 deferred tax benefit) to reflect the hypothetical tax impact if Concentrix was not part of SYNNEX’ U.S. consolidated group and thereby suffered a much higher US foreign tax credit limitation. The offset to the $23,807 hypothetical tax expense is reflected in the Parent investment line of the Equity section of the combined balance sheet. The hypothetical tax expense was applied only to the Company’s tax expense in fiscal year 2019 because it relates to changes to tax law under the TCJA that were not applicable to the Company’s tax expense in fiscal year 2018 or 2017.

The following presents the breakdown of net deferred tax liabilities after netting by taxing jurisdiction:

	As of November 30,
	2019	2018
Deferred tax assets	$64,879	$71,347
Deferred tax liabilities	(188,572)	(181,083)

Total net deferred tax liabilities	$(123,693)	$(109,736)

Net deferred tax liabilities consist of the following:

	As of November 30,
	2019	2018
Assets:
Net operating losses	$67,059	$69,974
Accruals and other reserves	42,799	53,486
Depreciation and amortization	16,712	21,404
U.S. interest limitation carry forward	9,620	—
Share-based compensation expense	7,793	5,835
Deferred revenue	3,922	5,626
Tax credits	3,058	3,926
Intercompany payables/receivables	452	39,476
Foreign tax credit	296	15,456
Allowance for doubtful accounts and sales return reserves	—	2,287
Others	9,804	7,516

Gross deferred tax assets	161,515	224,986
Valuation allowance	(44,892)	(56,033)

Total deferred tax assets	$116,623	$168,953

Liabilities:
Intangible assets	$(211,490)	$(249,077)
Unremitted non-US earnings	(27,771)	(21,528)
Others	(1,055)	(8,084)

Total deferred tax liabilities	$(240,316)	$(278,689)

Net deferred tax liabilities	$(123,693)	$(109,736)

The valuation allowance relates primarily to certain state and foreign net operating loss carry forward, foreign deferred items and state credits. The Company’s assessment is that it is not more likely than not that these deferred tax assets will be realized.

A reconciliation of the statutory United States federal income tax rate to the Company’s effective income tax rate is as follows:

	Fiscal Years Ended November 30,
	2019	2018	2017
Federal statutory income tax rate	21.0%	22.2%	35.0%
State taxes, net of federal income tax benefit	(2.2)%	(2.6)%	(1.4)%
International rate difference	(1.9)%	(0.3)%	(15.5)%
Withholding taxes	1.2%	2.8%	1.1%
Uncertain tax benefits	5.0%	5.6%	5.9%
Changes in valuation allowance	2.7%	(1.7)%	(2.6)%
Contingent debentures	(0.2)%	1.9%	—
Adjustments related to the TCJA	8.4%	24.1%	—
Hypothetical current tax expense recorded for separate return basis presentation	11.6%	—	—
Other	(2.9)%	4.5%	(4.5)%

Effective income tax rate	42.7%	56.5%	18.2%

The Company’s United States business has sufficient cash flow and liquidity to fund its operating requirements and the Company expects and intends that profits earned outside the United States will be fully utilized and reinvested outside of the United States with the exception for earnings of certain previously acquired non-U.S. entities. The Company recorded deferred tax liabilities related to non-U.S. withholding taxes related to the earnings likely to be repatriated in the future.

As of November 30, 2019, the Company had approximately $823,015 of undistributed earnings of its non-U.S. subsidiaries for which it has not provided for non-U.S. withholding taxes and state taxes because such earnings are intended to be reinvested indefinitely in international operations. It is not practicable to determine the amount of applicable taxes that would be due if such earnings were distributed. Accordingly, the Company has not provisioned United States state taxes and non-U.S. withholding taxes on non-U.S. legal entities for which the earnings are permanently reinvested.

As of November 30, 2019, the Company had net operating loss carry forward of approximately $28,939 and $36,782 for federal and state purposes, respectively. The federal net operating loss carry forward will start expiring in fiscal year ending November 30, 2021, if not used, and the state net operating loss carry forward will start expiring in fiscal year ending November 30, 2020, if not used. The Company also had approximately $131,616 of foreign net operating loss carry forward that will also start expiring in fiscal year ending November 30, 2021 if not used. In addition, the Company has approximately $3,038 of various federal and state income tax credit carry forwards that if not used, will begin expiring in fiscal year ending November 30, 2020. Utilization of the acquired loss carry forwards may be limited pursuant to Section 382 of the Internal Revenue Code of 1986.

The Company enjoys tax holidays in certain jurisdictions, primarily, China, Costa Rica, Nicaragua and the Philippines. The tax holidays provide for lower or zero rates of taxation and require various thresholds of investment and business activities in those jurisdictions. Certain tax holidays begin to expire in fiscal year 2020. The estimated tax benefits from the above tax holidays for fiscal years 2019, 2018, and 2017 were approximately $8,247, $3,999, and $4,000, respectively.

The aggregate changes in the balances of gross unrecognized tax benefits, excluding accrued interest and penalties, during fiscal years 2019, 2018, and 2017 were as follows:

Balance as of November 30, 2016	$20,922
Additions based on tax positions related to the current year	3,485
Reductions for tax positions of prior years	(1,429)
Lapse of statute of limitations	(3,776)
Changes due to translation of foreign currencies	(26)

Balance as of November 30, 2017	19,176
Additions based on tax positions related to the current year	6,046
Additions for tax positions of prior years and acquisition	14,704
Lapse of statute of limitations	(1,251)
Changes due to translation of foreign currencies	—

Balance as of November 30, 2018	38,675
Additions based on tax positions related to the current year	10,753
Additions for tax positions of prior years and acquisition	5,166
Reductions for tax positions of prior years	(968)
Lapse of statute of limitations	(4,698)
Changes due to translation of foreign currencies	—

Balance as of November 30, 2019	$48,928

The Company conducts business globally and files income tax returns in various U.S. and non-U.S. jurisdictions. The Company is subject to continuous examination and audits by various tax authorities. Significant audits are underway in the Unites States, Canada and India. The Company is not aware of any material exposures arising from these tax audits or in other jurisdictions not already provided for.

Although timing of the resolution of audits and/or appeals is highly uncertain, the Company believes it is reasonably possible that the total amount of unrecognized tax benefits as of November 30, 2019 could decrease between $5,000 and $10,000 in the next twelve months. The Company is no longer subject to U.S. federal income tax audit for returns covering years through fiscal 2015. The Company is no longer subject to non-U.S. or state income tax audits for returns covering years through 2011, and fiscal year 2013, respectively.

As of November 30, 2019, $54,463 of the total unrecognized tax benefits, net of federal benefit, would affect the effective tax rate, if realized. The Company’s policy is to include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes. As of November 30, 2019 and 2018, the Company had accrued $12,852 and $10,506, respectively, in income taxes payable related to accrued interest and penalties.

NOTE 13—COMMITMENTS AND CONTINGENCIES:

The Company leases certain of its facilities and equipment under operating lease agreements, which expire in various periods through 2034. Future minimum contractually required cash payment obligations under non-cancellable lease agreements as of November 30, 2019 were as follows:

Fiscal Years Ending November 30,
2020	$191,384
2021	157,076
2022	119,022
2023	86,700
2024	59,101
Thereafter	62,663

Total minimum lease payments	$675,946

Rent expense for the years ended November 30, 2019, 2018 and 2017 amounted to $216,730, $100,269 and $77,629, respectively. Sublease income was immaterial for each of the periods presented and is immaterial for the amounts entitled to be received in future periods under non-cancellable sublease arrangements.

From time to time, the Company receives notices from third parties, including customers and suppliers, seeking indemnification, payment of money or other actions in connection with claims made against them. Also, from time to time, the Company has been involved in various bankruptcy preference actions where the Company was a supplier to the companies now in bankruptcy. In addition, the Company is subject to various other claims, both asserted and unasserted, that arise in the ordinary course of business. The Company evaluates these claims and records the related liabilities. It is possible that the ultimate liabilities could differ from the amounts recorded.

The Company does not believe that the above commitments and contingencies will have a material adverse effect on the Company’s results of operations, financial position or cash flows.

NOTE 14—SUBSEQUENT EVENT:

The Company evaluated subsequent events for recognition or disclosure through February 21, 2020, the date the combined financial statements were available to be issued.

CONCENTRIX

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Fiscal Years Ended November 30, 2019, 2018 and 2017

(in thousands)

(Amounts may not add due to rounding)

	Balances at Beginning of Fiscal Year	Additions/Deductions	Additions from Acquisitions	Reclassifications and Write-offs	Balances at End of Fiscal Year
		Charged to Revenue and Expense, net
Fiscal Year Ended November 30, 2017
Allowance for deferred tax assets	$14,394	$(2,303)	$—	$—	$12,091
Fiscal Year Ended November 30, 2018
Allowance for deferred tax assets	$12,091	$(1,854)	$45,796	$—	$56,033
Fiscal Year Ended November 30, 2019
Allowance for deferred tax assets	$56,033	$5,589	$—	$(16,730)	$44,892

UNAUDITED COMBINED FINANCIAL STATEMENTS OF CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

COMBINED BALANCE SHEETS

(currency in thousands)

	August 31, 2020	November 30, 2019
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$93,341	$79,656
Accounts receivable, net	940,091	931,082
Receivable from SYNNEX Corporation (“Parent”)	26,298	17,495
Loan receivable from Parent	73,425	67,676
Other current assets	233,029	203,696

Total current assets	1,366,184	1,299,605
Property and equipment, net	423,438	411,465
Goodwill	1,835,526	1,829,328
Intangible assets, net	835,776	934,123
Deferred tax assets	72,956	64,879
Other assets	585,514	114,355

Total assets	$5,119,394	$4,653,755

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$117,796	$106,147
Payable to Parent	87,016	85,898
Loans payable to Parent	1,721,207	1,981,385
Accrued compensation and benefits	360,609	319,065
Other accrued liabilities	354,040	189,605
Income taxes payable	25,449	16,209

Total current liabilities	2,666,117	2,698,308
Other long-term liabilities	653,567	297,034
Deferred tax liabilities	171,743	188,572

Total liabilities	3,491,427	3,183,914

Commitments and contingencies (Note 14)
Equity:
Parent company investment	1,638,529	1,519,923
Accumulated other comprehensive loss	(10,562)	(50,082)

Total Parent equity	1,627,967	1,469,841

Total liabilities and equity	$5,119,394	$4,653,755

(Amounts may not add due to rounding)

The accompanying notes are an integral part of these combined financial statements.

CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

UNAUDITED COMBINED STATEMENTS OF OPERATIONS

(currency in thousands)

	Nine Months Ended
	August 31, 2020	August 31, 2019
Revenue
Customer experience services	$3,403,305	$3,480,275
Customer experience services to Parent	15,371	14,801

Total revenue	3,418,676	3,495,076
Cost of revenue
Cost of revenue for customer experience services	2,206,256	2,196,212
Cost of revenue related to services to Parent	9,527	8,847

Gross profit	1,202,893	1,290,017
Selling, general and administrative expenses	(1,014,339)	(1,097,139)

Operating income	188,554	192,878
Interest expense (primarily related to borrowings from Parent) and finance charges, net	(39,515)	(71,970)
Other income, net	4,283	2,681

Income before income taxes	153,322	123,589
Provision for income taxes	(53,138)	(38,295)

Net income	$100,184	$85,294

(Amounts may not add due to rounding)

The accompanying notes are an integral part of these combined financial statements.

CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

UNAUDITED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(currency in thousands)

	Nine Months Ended
	August 31, 2020	August 31, 2019
Net income	$100,184	$85,294
Other comprehensive income (loss):
Change in unrealized losses of defined benefit plans, net of taxes of $3,114 and $(8) for the nine months ended August 31, 2020 and 2019, respectively	(8,879)	351
Unrealized gains (losses) on cash flow hedges during the period, net of taxes of $(8,934) and $(2,085) for the nine months ended August 31, 2020 and 2019, respectively.	26,860	6,218
Reclassification of net (gains) losses on cash flow hedges to net income, net of tax expense (benefit) of $4,774 and $4,340 for the nine months ended August 31, 2020 and 2019, respectively.	(14,354)	(12,832)

Total change in unrealized gains (losses) on cash flow hedges, net of taxes	12,506	(6,614)

Foreign currency translation adjustments, net of taxes of $0 for the nine months ended August 31, 2020 and 2019	35,893	(16,970)

Other comprehensive income (loss)	39,520	(23,233)

Comprehensive income	$139,704	$62,061

(Amounts may not add due to rounding)

The accompanying notes are an integral part of these combined financial statements.

CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

UNAUDITED COMBINED STATEMENTS OF PARENT EQUITY

(currency in thousands)

	Parent company investment	Accumulated other comprehensive income (loss)	Total Parent equity
Balances, November 30, 2018	$1,359,001	$(39,199)	$1,319,802
Share-based compensation	6,378	—	6,378
Other comprehensive income (loss)	—	(23,233)	(23,233)
Hypothetical current tax expense recorded for separate return basis presentation	10,484		10,484
Net income	85,294	—	85,294

Balances, August 31, 2019	$1,461,157	$(62,432)	$1,398,725
Balances, November 30, 2019	$1,519,923	$(50,082)	$1,469,841
Share-based compensation	11,821	—	11,821
Transfers from Parent	(2,986)	—	(2,986)
Other comprehensive income (loss)	—	39,520	39,520
Hypothetical current tax expense recorded for separate return basis presentation	9,587	—	9,587
Net income	100,184	—	100,184

Balances, August 31, 2020	$1,638,529	$(10,562)	$1,627,967

(Amounts may not add due to rounding)

The accompanying notes are an integral part of these combined financial statements.

CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

UNAUDITED COMBINED STATEMENTS OF CASH FLOWS

(currency in thousands)

	Nine Months Ended
	August 31, 2020	August 31, 2019
Cash flows from operating activities:
Net income	$100,184	$85,294
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	93,488	106,523
Amortization	110,190	125,181
Share-based compensation	11,821	6,378
Provision for doubtful accounts	5,477	5,547
Deferred income taxes	(25,721)	(17,736)
Hypothetical current tax expense recorded for separate return basis presentation	9,587	10,484
Unrealized foreign exchange (gains) losses	12,666	(4,898)
Convertible debt conversion option fair value and extinguishment losses	—	1,559
Other	(1,136)	471
Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable, net	(2,789)	33,021
Receivable from Parent	(8,803)	(2,236)
Payable to Parent	1,118	(15,304)
Accounts payable	7,414	(4,792)
Other operating assets and liabilities	75,081	(46,604)

Net cash provided by operating activities	388,577	282,888

Cash flows from investing activities:
Loan to non-Concentrix subsidiary of Parent as part of its centralized treasury operations	(5,749)	(26,662)
Purchases of property and equipment	(106,249)	(70,974)
Acquisition of businesses, net of cash acquired and refunds	(4,941)	(8,646)

Net cash used in investing activities	(116,939)	(106,282)

Cash flows from financing activities:
Repayments of borrowings	—	(148,022)
Proceeds / Repayments of borrowings from Parent	(260,178)	(77,758)

Net cash used in financing activities	(260,178)	(225,780)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,121	3,146
Net increase (decrease) in cash, cash equivalents and restricted cash	13,581	(46,028)
Cash, cash equivalents and restricted cash at beginning of period	83,514	127,884

Cash, cash equivalents and restricted cash at end of period	$97,095	$81,855

Supplemental disclosures of cash flow information:
Accrued costs for property and equipment purchases	$12,659	$2,681

(Amounts may not add due to rounding)

The accompanying notes are an integral part of these combined financial statements.

CONCENTRIX

(CUSTOMER EXPERIENCE SERVICES BUSINESS OF SYNNEX CORPORATION)

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

(currency and share amounts in thousands, except per share amounts)

NOTE 1—BACKGROUND AND BASIS OF PRESENTATION:

Background

The customer experience services (“CX”) business of SYNNEX Corporation (“SYNNEX” or the “Parent”), is a leading global provider of technology-infused CX solutions and end-to-end global business outsourcing services focused on customer experience, process optimization, technology innovation, front and back-office automation and business transformation to clients in five primary industry verticals.

On January 9, 2020, SYNNEX announced a plan to separate the CX business into an independent publicly-traded company. The CX business is held entirely within certain wholly-owned subsidiaries of SYNNEX. Except for transactions described in Note 10, these wholly-owned subsidiaries do not perform activities related to any non-CX business of SYNNEX. As the separate legal entities that make up the CX business were not historically held by a single legal entity, SYNNEX has undertaken a series of transactions in preparation for the separation, following which Concentrix Corporation will hold directly or indirectly through its subsidiaries, the CX business (“Concentrix,” the “CX business” or the “Company”). The separation, which was delayed due to the focus on managing the economic impact of the COVID-19 pandemic, barring further economic disruption, is now expected to be completed in the fourth quarter of calendar year 2020. The plan is subject to current economic and capital market trends. The separation is expected to be completed by a pro rata distribution of the shares of common stock of Concentrix Corporation held by SYNNEX to stockholders of SYNNEX. The separation is intended to qualify as a tax-free transaction for federal income tax purposes for both SYNNEX and its current stockholders. Immediately following the separation, it is expected that SYNNEX’ stockholders will own shares of both SYNNEX and Concentrix, at the same percentage ownership that they held of SYNNEX prior to the transaction. Completion of the separation will not require a vote by SYNNEX’ stockholders but will be subject to customary closing conditions, including, among others, obtaining final approval from SYNNEX’ Board of Directors, receipt of a favorable opinion with respect to the tax-free nature of the transaction for federal income tax purposes, and a declaration by the Securities and Exchange Commission (“SEC”) of the effectiveness of the Form 10 registration statement of which these combined financial statements form a part.

The accompanying interim unaudited combined financial statements as of August 31, 2020 and for the nine months ended August 31, 2020 and 2019 have been derived from the consolidated financial statements and accounting records of the Parent as if the Company had been operated on a stand-alone basis during the periods presented and are in accordance with the rules and regulations of the Securities and Exchange Commission. The amounts as of November 30, 2019 have been derived from the Company’s annual audited financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States have been condensed or omitted in accordance with such rules and regulations. In the opinion of management, the accompanying unaudited combined financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial position of the Company and its results of operations and cash flows as of and for the periods presented. These financial statements should be read in conjunction with the annual audited financial statements for the fiscal year ended November 30, 2019 and notes thereto included elsewhere in this information statement.

Interim results of operations are not necessarily indicative of financial results for a full year, and the Company makes no representations related thereto. Certain columns and rows may not add due to the use of rounded numbers.

Basis of presentation

The CX business is held entirely within certain wholly-owned subsidiaries of SYNNEX dedicated to the CX business. As the separate legal entities that make up the CX business were not historically held by a single legal entity, these combined financial statements of the Company have been prepared in connection with the expected separation and have been derived from the SYNNEX consolidated financial statements and accounting records of the Parent as if the Company had been operated on a stand-alone basis during the periods presented. These combined financial statements were prepared in accordance with GAAP and pursuant to the rules and regulations of the SEC. All direct revenue and expenses attributable to the Concentrix business including certain allocations of Parent costs and expenses have been separately maintained in a separate ledger in the legal entities that make up the Concentrix business. As the separate legal entities that make up the Concentrix business were not historically held by a single legal entity, Parent company investment is shown in lieu of stockholders’ equity in the combined financial statements. All significant intercompany balances and transactions between the legal entities that comprise Concentrix have been eliminated.

Management of the Company and Parent consider allocations of Parent costs to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and other strategic decisions.

Certain of SYNNEX’ subsidiaries, including certain Concentrix legal entities in the United States, jointly and severally guarantee certain of SYNNEX’ borrowing arrangements in the United States. All SYNNEX subsidiaries, including Concentrix, have pledged their assets as security under the agreement. Historically, Concentrix received or provided funding for acquisitions or ongoing operations as part of SYNNEX’ centralized treasury program. Accordingly, only cash amounts specifically recorded in the separate Concentrix ledger are reflected in the combined balance sheets. The Company reflects transfers of the cash from the Parent’s cash management system as loans or other accounts payable to the Parent or a reduction of accounts or loans receivable in the combined balance sheets based on the purpose for which the cash was provided by the Parent. Similarly, cash transfers to the Parent are reflected as reduction of loans or other accounts payable to the Parent or as loans receivable from the Parent. The cash payments and receipts are recorded in the combined statements of cash flows as operating or financing activities based on the nature of the transactions for which the funds were transferred between the Company and the Parent. The only third-party debt obligations included in these combined financial statements are those for which the legal obligor is a legal entity within the CX business and obtained funds directly from the third-party lender. Such third-party debt arrangements are currently expected to continue post-separation from SYNNEX.

Operations of Concentrix are included in the consolidated U.S. federal, and certain state and local income tax returns filed by SYNNEX, where applicable. Concentrix also files certain separate state, local and foreign tax returns. Income tax expense and other income tax related information contained in the combined financial statements are presented on a separate return basis, which requires us to estimate tax expense as if the Company filed a separate return apart from SYNNEX. The income taxes of Concentrix as presented in the combined financial statements may not be indicative of the income taxes that Concentrix will incur in the future.

Within the financial statements and tables presented, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Additionally, $56.8 million in other accrued liabilities and $4.8 million in accrued compensation and benefits was reclassified to accounts payable at November 30, 2019 to conform to the August 31, 2020 presentation.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

For a discussion of the Company’s significant accounting policies, refer to Note 2 of the Company’s audited combined financial statements for the three-year period ended November 30, 2019 elsewhere in this information statement. As described more fully in Note 15, as of August 31, 2020, the impact of the COVID-19 pandemic on the Company’s business going forward cannot be reliably predicted. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, these estimates may change in future periods. Accounting pronouncements adopted during the nine months ended August 31, 2020 are discussed below.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative instruments.

The Company’s cash and cash equivalents and derivative instruments are transacted and maintained with financial institutions with high credit standing, and their compositions and maturities are regularly monitored by management. Through August 31, 2020, the Company has not experienced any credit losses on such deposits and derivative instruments.

Accounts receivable comprise amounts due from clients. The Company performs ongoing credit evaluations of its clients’ financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company also maintains allowances for potential credit losses. In estimating the required allowances, the Company takes into consideration the overall quality and aging of its receivable portfolio and specifically identified client risks. Through August 31, 2020, such losses have been within management’s expectations.

For the nine months ended August 31, 2020 and 2019, one client accounted for 11% and 10% of the Company’s combined revenue, respectively. No other client accounted for over 10% of the Company’s combined revenue for the nine months ended August 31, 2020 and 2019.

As of August 31, 2020 and November 30, 2019, one client comprised 14% and 10%, respectively, of the total accounts receivable balance.

Leases

The Company enters into leases as a lessee for property and equipment in the ordinary course of business. When procuring services, or upon entering into a contract with its customers and clients, the Company determines whether an arrangement contains a lease at its inception. As part of that evaluation the Company considers whether there is an implicitly or explicitly identified asset in the arrangement and whether the Company, as the lessee, or the client, if the Company is the lessor, has the right to control the use of that asset. Effective December 1, 2019, when the Company is the lessee, all leases with a term of more than 12 months are recognized as right-of-use (ROU) assets and associated lease liabilities in the combined balance sheet. Lease liabilities are measured at the lease commencement date and determined using the present value of the lease payments not yet paid, at the Company’s incremental borrowing rate, which approximates the rate at which the Company would borrow on a secured basis in the country where the lease was executed. The interest rate implicit in the lease is generally not determinable in the transactions where the Company is the lessee. The ROU asset equals the lease liability adjusted for any initial direct costs, prepaid rent and lease incentives. The Company’s variable lease payments generally relate to payments tied to various indexes, non-lease components and payments above a contractual minimum fixed amount.

Operating leases are included in other assets, net, other accrued liabilities and other long-term liabilities in the combined balance sheet. Finance leases are included in the property and equipment, net, borrowings, current and long-term borrowings in the combined balance sheet. Substantially all of the Company’s leases are classified as operating leases. The lease includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company made a policy election to not recognize leases with a lease term of 12 months or less in the combined balance sheet. Lease expenses are recorded within selling, general, and administrative expenses in the combined statements of operations. Operating lease payments are presented within “Cash flows from operating activities” in the combined statements of cash flows.

For all asset classes, the Company has elected the lessee practical expedient to combine lease and non-lease components (e.g. maintenance services) and account for the combined unit as a single lease component. Variable lease payments are recognized in the period in which the obligation for those payments are incurred.

Accounting pronouncements adopted during the nine months ended August 31, 2020

In February 2018, the FASB issued guidance that permits the Company to reclassify disproportionate tax effects in accumulated other comprehensive income caused by the Tax Cuts and Jobs Act of 2017 to retained earnings. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The adoption of this new guidance did not have a material impact on the Company’s combined financial statements.

In February 2016, the FASB issued a new standard which revises various aspects of accounting for leases, with amendments in 2018 and 2019 codified as Accounting Standards Codification Topic 842, Leases (“ASC Topic 842”). The Company adopted the guidance effective December 1, 2019, applying the optional transition method, which allows an entity to apply the new standard at the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In addition, the Company elected the package of practical expedients not to reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs and the lessee practical expedient to combine lease and non-lease components for all asset classes. The Company made a policy election to not recognize ROU assets and lease liabilities for short-term leases for all asset classes. The most significant impact of adoption to the Company’s combined financial statements relates to the recognition of a right-of-use asset and a lease liability for virtually all of its leases other than short-term leases. The liability was equal to the present value of lease payments. The asset is based on the liability, and subject to adjustment, such as for initial direct costs. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification. For income statement purposes, operating leases will result in a straight-line expense while finance leases will result in a front-loaded expense pattern. Upon adoption, the Company recorded $525,344 of ROU assets and of $571,940 of liabilities relating to its operating leases on its combined balance sheet. The adoption did not have an impact on the Company’s combined statements of operations or its combined statements of cash flows.

Recently issued accounting pronouncements

In March 2020, the Financial Accounting Standard Board (the “FASB”) issued optional guidance for a limited time to ease the potential burden in accounting for or recognizing the effects of reference rate reform, particularly, the risk of cessation of the London Interbank Offered Rate (“LIBOR”) on financial reporting. The guidance provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments are elective and are effective upon issuance for all entities through December 31, 2022. The Company is currently evaluating the impact of the new guidance.

In December 2019, the FASB issued new guidance that simplifies the accounting for income taxes. The guidance is effective for annual reporting periods beginning after December 15, 2020, and interim periods within those reporting periods. Certain amendments should be applied prospectively, while other amendments should be applied retrospectively to all periods presented. The Company is currently evaluating the impact of the new guidance.

In August 2018, the FASB issued new guidance to add, remove, and clarify disclosure requirements related to defined benefit pension and other postretirement plans. The amendment requires the Company to disclose the weighted-average interest crediting rates used in cash balance pension plans. It also requires the Company to disclose the reasons for significant changes in the benefit obligation or plan assets including significant gains and losses affecting the benefit obligation for the period. This standard is effective for fiscal years ending after December 15, 2020, and early adoption is permitted. The adoption is not expected to have a material impact on the Company’s combined financial statements.

In August 2018, the FASB issued guidance to improve the effectiveness of fair value measurement disclosures by removing or modifying certain disclosure requirements and adding other requirements. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. Certain amendments should be applied prospectively, while all other amendments should be applied retrospectively to all periods presented. The Company is currently evaluating the impact of the new guidance.

In June 2016, the FASB issued a new credit loss standard that replaces the incurred loss impairment methodology in current GAAP. The new impairment model requires immediate recognition of estimated credit losses expected to occur for most financial assets and certain other instruments. It is effective for annual reporting periods beginning after December 15, 2019 and interim periods within those annual periods. Early adoption for fiscal years beginning after December 15, 2018 is permitted. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first effective reporting period. The Company is currently evaluating the impact of the new guidance.

NOTE 3—ACQUISITIONS:

Fiscal 2018 acquisition

On October 5, 2018, SYNNEX acquired 100% of Convergys Corporation (“Convergys”), an Ohio Corporation, a customer experience outsourcing company, for a purchase price of $2,269,527, pursuant to a merger agreement dated June 28, 2018. The acquisition was related to the Concentrix business and added scale, diversified the revenue base, expanded the Company’s service delivery footprint and strengthened the Company’s leadership position as a top global provider of CX services.

The acquisition has been accounted for as a business combination. The purchase price was comprised of cash, Parent stock and Convergys stock awards assumed with an estimated fair value of $70,221 on the closing date. Of the equity awards assumed, $43,779 relating to the pre-combination service period was allocated to the purchase consideration, and the remainder of the estimated fair value and payments in excess of fair value are being expensed over the remaining service periods on a straight-line basis.

During the nine months ended August 31, 2019, the Company recorded measurement period adjustments of $9,496 to goodwill. These adjustments comprised of a decrease of $26,412 in tax liabilities and an increase of $16,916 to the fair value of other acquired net tangible assets.

Acquisition-related and integration expenses related to the Convergys acquisition were $2,847 and $52,431 during the nine months ended August 31, 2020 and 2019. The following table presents the activity related to liability for restructuring charges related to the Convergys acquisition through August 31, 2020 and 2019:

Restructuring costs	Severance and benefits	Facility and exit costs	Total
Accrued balance as of November 30, 2018	$11,138	$6,606	$17,744
Additional accrual during the period	5,357	5,236	10,593
Cash payments	(12,438)	(3,050)	(15,488)
Accrued balance as of August 31, 2019	$4,057	$8,792	$12,849

Accrued balance as of November 30, 2019	$2,828	$14,164	$16,992
Additional accrual (accrual release) during the period	(535)	451	(84)
Cash payments	(2,200)	(6,093)	(8,293)

Accrued balance as of August 31, 2020	$93	$8,522	$8,615

NOTE 4—SHARE-BASED COMPENSATION:

Certain of the Company’s employees participate in a long-term incentive plan sponsored by SYNNEX. The Company recognizes share-based compensation expense for all share-based awards made to employees, including employee stock options, restricted stock awards, restricted stock units, performance-based restricted stock units and employee stock purchases, based on estimated fair values.

The following table summarizes the number of share-based awards granted under the plan during the nine months ended August 31, 2020 and 2019, and the measurement date value of the awards:

	Nine months ended August 31, 2020		Nine months ended August 31, 2019
	Shares awarded	Fair value of grants	Shares awarded	Fair value of grants
Restricted stock awards	7	$538	1	$50
Restricted stock units	1	76	113	10,760

Total	8	$614	114	$10,810

The Company recorded share-based compensation expense in the combined statements of operations for the nine months ended August 31, 2020 and 2019 as follows:

	Nine Months Ended
	August 31, 2020	August 31, 2019
Total share-based compensation	$12,031	$6,480
Tax benefit recorded in the provision for income taxes	(3,008)	(1,620)

Effect on net income	$9,023	$4,860

Substantially all of the share-based compensation expense was recorded in “Selling, general and administrative expenses” in the combined statements of operations.

Share-based compensation expense related to the SYNNEX employee stock purchase plan was immaterial for nine months ended August 31, 2020 and 2019.

NOTE 5—BALANCE SHEET COMPONENTS:

Cash, cash equivalents and restricted cash:

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the combined balance sheets that sum to the total of the same amounts shown in the combined statements of cash flows:

	As of
	August 31, 2020	November 30, 2019
Cash and cash equivalents	$93,341	$79,656
Restricted cash included in other current assets	3,754	3,858

Cash, cash equivalents and restricted cash	$97,095	$83,514

Restricted cash balances relate primarily to restrictions placed by banks as collateral for the issuance of bank guarantees and the terms of a government grant.

	As of
	August 31, 2020	November 30, 2019
Accounts receivable, net:
Billed accounts receivable	$567,808	$536,450
Unbilled accounts receivable	380,080	400,687
Less: Allowance for doubtful accounts	(7,797)	(6,055)

Accounts receivable, net	$940,091	$931,082

Allowance for doubtful trade receivables:
Balance at November 30, 2018	$1,000
Additions	5,547
Write-offs and reclassifications	(2,570)

Balance at August 31, 2019	3,977

Balance at November 30, 2019	6,055
Additions	5,477
Write-offs and reclassifications	(3,735)

Balance at August 31, 2020	$7,797

	As of
	August 31, 2020	November 30, 2019
Property and equipment, net:
Land	$28,998	$28,873
Equipment, computers and software	445,053	379,091
Furniture and fixtures	87,415	83,247
Buildings, building improvements and leasehold improvements	314,783	280,379
Construction-in-progress	5,698	9,943

Total property and equipment, gross	$881,947	$781,533
Less: Accumulated depreciation	(458,509)	(370,068)

Property and equipment, net	$423,438	$411,465

Shown below are countries where 10% or more of the Company’s property and equipment, net are located:

	As of
	August 31, 2020	November 30, 2019
Property and equipment, net:
United States	$152,162	$162,955
Philippines	69,315	63,421
India	44,777	39,000

Others	157,184	146,089

Total	$423,438	$411,465

	Nine Months Ended August 31, 2020	Nine Months Ended August 31, 2019
Goodwill:
Balance, beginning of period	$1,829,328	$1,775,541
Additions/adjustments from Convergys acquisition	—	9,496
Foreign exchange translation	6,198	3,429

Balance, end of period	$1,835,526	$1,788,466

	As of August 31, 2020			As of November 30, 2019
	Gross amounts	Accumulated amortization	Net amounts	Gross amounts	Accumulated amortization	Net amounts
Intangible assets, net:
Customer relationships	$1,388,350	$(557,202)	$831,148	$1,368,966	$(441,866)	$927,100
Technology	14,831	(10,523)	4,308	14,720	(8,998)	5,722
Trade names	6,156	(5,836)	320	6,662	(5,361)	1,301

	$1,409,337	$(573,561)	$835,776	$1,390,348	$(456,225)	$934,123

Estimated future amortization expense of the Company’s intangible assets is as follows:

Fiscal years ending November 30,
2020 (remaining three months)	$37,264
2021	136,822
2022	116,481
2023	102,163
2024	84,515
Thereafter	358,531

Total	$835,776

Accumulated other comprehensive income (loss):

The components of accumulated other comprehensive income (loss) (“AOCI”), net of taxes, were as follows:

	Unrecognized gains (losses) on defined benefit plan, net of taxes	Unrealized gains (losses) on cash flow hedges, net of taxes	Foreign currency translation adjustment and other, net of taxes	Total
Balance, November 30, 2018	$(3,442)	$19,442	$(55,199)	$(39,199)
Other comprehensive income (loss) before reclassification	351	6,218	(16,970)	(10,401)

Reclassification of (gains) losses from other comprehensive income (loss)	—	(12,832)	—	(12,832)
Balance, August 31, 2019	$(3,091)	$12,828	$(72,169)	$(62,432)

Balance, November 30, 2019	$(29,940)	$17,523	$(37,665)	$(50,082)
Other comprehensive income (loss) before reclassification	(8,879)	26,860	35,893	53,874
Reclassification of (gains) losses from other comprehensive income (loss)	—	(14,354)	—	(14,354)

Balance, August 31, 2020	$(38,819)	$30,029	$(1,772)	$(10,562)

Refer to Note 6 for the location of gains and losses on cash flow hedges reclassified from other comprehensive income (loss) to the combined statements of operations. Reclassifications of amortization of actuarial (gains) losses of defined benefits plans is recorded in “Other income (expense), net” in the combined statement of operations.

Foreign currency translation adjustment and other, net of taxes, is comprised of foreign currency translation adjustment and unrealized gains and losses on available-for-sale debt securities. Substantially, all of the balance at August 31, 2020 and November 30, 2019 represents foreign currency translation adjustment.

NOTE 6—DERIVATIVE INSTRUMENTS:

In the ordinary course of business, the Company is exposed to foreign currency risk and credit risk. The Company enters into transactions, and owns monetary assets and liabilities, that are denominated in currencies other than the legal entity’s functional currency. The Company may enter into forward contracts, option contracts, or other derivative instruments to offset a portion of the risk on expected future cash flows, earnings, net investments in certain non-U.S. legal entities and certain existing assets and liabilities. However, the Company may choose not to hedge certain exposures for a variety of reasons including, but not limited to, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange or interest rates. Generally, the Company does not use derivative instruments to cover equity risk and credit risk. The Company’s hedging program is not used for trading or speculative purposes.

All derivatives are recognized on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded in the combined statements of operations, or as a component of AOCI in the combined balance sheets, as discussed below.

Cash Flow Hedges

To protect gross margins from fluctuations in foreign currency exchange rates, certain of the Company’s legal entities with functional currencies that are not in U.S. dollars may hedge a portion of forecasted revenue or costs not denominated in the entities’ functional currencies. These instruments mature at various dates through August 2022. Gains and losses on cash flow hedges are recorded in AOCI until the hedged item is recognized in earnings. Deferred gains and losses associated with cash flow hedges of foreign currency revenue are recognized as a component of “Revenue” in the same period as the related revenue is recognized, and deferred gains and losses related to cash flow hedges of costs are recognized as a component of “Cost of revenue” and/or “Selling, general and administrative expenses” in the same period as the related costs are recognized. Derivative instruments designated as cash flow hedges must be de-designated as hedges when it is probable the forecasted hedged transaction will not occur in the initially identified time period or within a subsequent two-month time period. Deferred gains and losses in AOCI associated with such derivative instruments are reclassified into earnings in the period of de-designation. Any subsequent changes in fair value of such derivative instruments are recorded in earnings unless they are re-designated as hedges of other transactions.

Non-Designated Derivatives

The Company uses short-term forward contracts to offset the foreign exchange risk of assets and liabilities denominated in currencies other than the functional currency of the respective entities. These contracts, which are not designated as hedging instruments, mature or settle within twelve months. Derivatives that are not designated as hedging instruments are adjusted to fair value through earnings in the financial statement line item to which the derivative relates.

Fair Values of Derivative Instruments in the Combined Balance Sheets

The fair values of the Company’s derivative instruments are disclosed in Note 7—Fair Value Measurements and summarized in the table below:

	Value as of
Balance Sheet Line Item	August 31, 2020	November 30, 2019
Derivative instruments not designated as hedging instruments:
Foreign exchange forward contracts (notional value)	$1,149,608	$907,621
Other current assets	26,690	8,667
Other accrued liabilities	11,349	2,105
Derivative instruments designated as cash flow hedges:
Foreign exchange forward contracts (notional value)	$814,879	$563,654
Other current assets and other assets	38,288	14,523
Other accrued liabilities and other long-term liabilities	740	1,633

Volume of activity

The notional amounts of foreign exchange forward contracts represent the gross amounts of foreign currency, including, principally, the Philippine Peso, the Indian Rupee, the Euro, the British Pound and the Canadian Dollar that will be bought or sold at maturity. The notional amounts for outstanding derivative instruments provide one measure of the transaction volume outstanding and do not represent the amount of the Company’s exposure to credit or market loss. The Company’s exposure to credit loss and market risk will vary over time as currency rates change.

The Effect of Derivative Instruments on AOCI and the Combined Statements of Operations

The following table shows the gains and losses, before taxes, of the Company’s derivative instruments designated as cash flow hedges and not designated as hedging instruments in other comprehensive income (“OCI”), and the combined statements of operations for the periods presented:

	Location of gain (loss) in income	For the nine months ended
		August 31, 2020	August 31, 2019
Revenue		$3,418,676	$3,495,076
Cost of revenue		2,215,783	2,205,059
Selling, general and administrative expenses		(1,014,339)	(1,097,139)
Other income (expense), net		4,283	2,681

Derivative instruments designated as cash flow hedges:
Gains (losses) recognized in OCI:
Foreign exchange forward contracts		$35,795	$8,304

Gains (losses) reclassified from AOCI into income:
Foreign exchange forward contracts
Loss (gain) reclassified from AOCI into income	Revenue for services	$—	$89
Gain (loss) reclassified from AOCI into income	Cost of revenue for services	13,322	12,034
Gain (loss) reclassified from AOCI into income	Selling, general and administrative expenses	5,806	5,041
Gain (loss) reclassified from AOCI into income	Other income (expense), net	—	10

Total		$19,128	$17,174

Derivative instruments not designated as hedging instruments:
Gain (loss) recognized from foreign exchange forward contracts, net(1)	Cost of revenue for services and Selling, general and administrative expenses	$—	$—
Gains (losses) recognized from foreign exchange forward contracts, net(1)	Other income (expense), net	26,963	9,626

Total		$26,963	$9,626

(1)	The gains and losses largely offset the currency gains and losses that resulted from changes in the assets and liabilities denominated in nonfunctional currencies.

There were no material gain or loss amounts excluded from the assessment of effectiveness. Existing net gains in AOCI that are expected to be reclassified into earnings in the normal course of business within the next twelve months are $31,915.

Offsetting of Derivatives

In the combined balance sheets, the Company does not offset derivative assets against liabilities in master netting arrangements. If derivative exposures covered by a qualifying master netting agreement had been netted in the combined balance sheets, the total derivative asset and liability positions would have been reduced by $11,230 as of August 31, 2020 and $3,731 each as of November 30, 2019.

Credit exposure for derivative financial instruments is limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Company’s obligations to the counterparties. The Company manages the potential risk of credit losses through careful evaluation of counterparty credit standing and selection of counterparties from a limited group of financial institutions.

NOTE 7—FAIR VALUE MEASUREMENTS:

The Company’s fair value measurements are classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following table summarizes the valuation of the Company’s investments and financial instruments that are measured at fair value on a recurring basis:

	As of August 31, 2020				As of November 30, 2019
		Fair value measurement category				Fair value measurement category
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$41,031	$41,031	$—	$—	$26,041	$26,041	$—	$—
Foreign government bond	1,378	1,378	—	—	1,228	1,228	—	—
Forward foreign currency exchange contracts	64,978	—	64,978	—	23,190	—	23,190	—
Liabilities:
Forward foreign currency exchange contracts	$12,089	$—	$12,089	$—	$3,738	$—	$3,738	$—

The Company’s cash equivalents consist primarily of highly liquid investments in money market funds and term deposits with maturity periods of three months or less. The carrying values of cash equivalents approximate fair value since they are near their maturity. Investment in foreign government bond classified as available-for-sale debt security is recorded at fair value based on quoted market prices. The fair values of forward exchange contracts are measured based on the foreign currency spot and forward rates quoted by the banks or foreign currency dealers. Fair values of long-term foreign currency exchange contracts are measured using valuations based upon quoted prices for similar assets and liabilities in active markets and are valued by reference to similar financial instruments, adjusted for terms specific to the contracts. The effect of nonperformance risk on the fair value of derivative instruments was not material as of August 31, 2020 and November 30, 2019.

In connection with the Convergys acquisition, the CX business, assumed Convergys’ 5.75% Junior Subordinated Convertible Debentures due September 2029 (“Convertible Debentures”) and recorded the principal amount and conversion spread at fair value. See Note 8—Borrowings. The fair value of the Convertible Debentures conversion option was based on a probabilistic analysis using the Monte Carlo simulation approach. The model considered simulated movements in the SYNNEX stock price until the conversion date using estimated stock volatility of 35%, a risk free rate of 2.7%, discount and dividend yields of 4.6% and $0.35 per share each quarter, respectively, over the period until September 2019, when SYNNEX would become entitled to redeem the debentures. From the acquisition date until November 30, 2018, the fair value of the conversion spread decreased by $4,085. During fiscal year 2019, the CX business settled all the outstanding convertible debentures and recorded a loss of $1,559 upon settlement in other income (expense), net.

The carrying values of term deposits with maturities less than one year, accounts receivable and accounts payable approximate fair value due to their short maturities and interest rates which are variable in nature. Long-term non-marketable equity securities consist primarily of investments in equity securities of private entities. The fair value of non-marketable equity investments is based on an internal valuation of the investees based on the best available information at the measurement date. It is not practicable to determine the fair value of the Company’s loans payable to and receivable from the Parent as these cash transfers are part of the centralized treasury program of SYNNEX as described in Note 1.

During the nine months ended August 31, 2020 and 2019, there were no transfers between the fair value measurement category levels.

NOTE 8—BORROWINGS:

SYNNEX United States credit agreement

In the United States, SYNNEX has a senior secured credit agreement (as amended, the “U.S. Credit Agreement”) with a group of financial institutions. The U.S. Credit Agreement includes a $600,000 commitment for a revolving credit facility and a term loan in the original principal amount of $1,200,000. SYNNEX may request incremental commitments to increase the principal amount of the revolving line of credit or term loan by $500,000, plus an additional amount which is dependent upon SYNNEX’ pro forma first lien leverage ratio, as calculated under the U.S. Credit Agreement.

Certain of SYNNEX’ subsidiaries in the United States, including Concentrix entities in the United States, jointly and severally guarantee SYNNEX’ term loan under SYNNEX’ U.S. Credit Agreement. SYNNEX’ obligations under the U.S. Credit Agreement are secured by substantially all of SYNNEX and certain of its domestic subsidiaries’ including Concentrix United States entities’, assets on a pari passu basis with the interests of the lenders under the U.S. Term Loan Credit Agreement pursuant to an intercreditor agreement.

The U.S. Credit Agreement matures in September 2022. The outstanding principal amount of the term loan is repayable in quarterly installments of $15,000, with the unpaid balance due in full on the September 2022 maturity date. The term loan can be repaid at any time prior to the maturity date without penalty. Interest on borrowings under the U.S. Credit Agreement can be based on London Interbank Offered Rate (“LIBOR”) or a base rate at the Company’s option, plus a margin. The margin for LIBOR loans ranges from 1.25% to 2.00% and the margin for base rate loans ranges from 0.25% to 1.00%, provided that LIBOR shall not be less than zero. The base rate is a variable rate which is the highest of (a) the Federal Funds Rate, plus a margin of 0.5%, (b) the rate of interest announced, from time to time, by the agent, Bank of America, N.A., as its “prime rate,” and (c) the Eurodollar Rate, plus 1.0%. The unused revolving credit facility commitment fee ranges from 0.175% to 0.30% per annum. The margins above the applicable interest rates and the revolving commitment fee for revolving loans are based on SYNNEX’ consolidated leverage ratio, as calculated under the U.S. Credit Agreement.

SYNNEX United States term loan credit agreement

In order to fund the Convergys acquisition (See Note 3), the related refinancing or settlement of Convergys’ debt and payment of related fees and expenses, SYNNEX entered into a secured term loan credit agreement on August 9, 2018 (the “U.S. Term Loan Credit Agreement”) with a group of financial institutions, which provided for the extension of one or more term loans in an aggregate principal amount not to exceed $1,800,000. Until November 30, 2018, SYNNEX had drawn $1,550,000 of term loans. During fiscal year 2019, SYNNEX borrowed the remaining available amount of $250,000 under the facility to settle part of Convergys’ outstanding Convertible Debentures.

Certain of SYNNEX’ subsidiaries in the United States, including Concentrix entities in the United States, jointly and severally guarantee SYNNEX’ term loan under SYNNEX’ U.S. senior secured credit agreement. SYNNEX’ obligations under the U.S. Term Loan Credit Agreement are secured by substantially all of SYNNEX and certain of its domestic subsidiaries’ including Concentrix United States entities’, assets on a pari passu basis with the interests of the lenders under the existing U.S. Credit Agreement pursuant to an intercreditor agreement.

The U.S. Term Loan Credit Agreement matures in October 2023. The outstanding principal amount of the term loans is payable in quarterly installments of $22,500, with the unpaid balance due in full on the maturity date. The term loan can be repaid at any time prior to the expiration date without penalty. Interest on borrowings under the U.S. Term Loan Credit Agreement can be based on LIBOR or a base rate at SYNNEX’ option, plus a margin. The margin for LIBOR loans ranges from 1.25% to 1.75% and the margin for base rate loans ranges from 0.25% to 0.75%, provided that LIBOR shall not be less than zero. The base rate is a variable rate which is the highest of (a) 0.5% plus the greater of (x) the Federal Funds Rate in effect on such day and (y) the overnight bank funding rate in effect on such day, (b) the Eurodollar Rate plus 1.0% per annum, and (c) the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. During the period in which the term loans were available to be drawn, SYNNEX paid term loan commitment fees. The margins above SYNNEX’ applicable interest rates are, and the term loan commitment fee were, based on SYNNEX’ consolidated leverage ratio as calculated under the U.S. Term Loan Credit Agreement.

Future principal payment

As of August 31, 2020 and November 30, 2019, the balance payable by SYNNEX under the U.S. Credit Agreement was $1,035,000 and $1,105,800, respectively. As of August 31, 2020 and November 30, 2019, the balance payable by SYNNEX under the U.S. Term Loan Credit Agreement was $1,665,000 and $1,732,500, respectively. The amounts guaranteed by Concentrix under the U.S. Credit Agreement and U.S. Term Loan Credit Agreement are recorded in the combined financial statements of the Company to the extent drawn from the Parent, net of repayments to the Parent. Refer to Note 10 for further details of terms of these borrowings recorded by the Company in the combined balance sheets.

Covenant compliance

The U.S. Credit Agreement and the U.S. Term Loan Credit Agreement have a number of covenants and restrictions that, among other things, require SYNNEX to maintain specified financial ratios and satisfy certain financial condition tests. The covenants also limit SYNNEX’ ability to incur additional debt, make or forgive intercompany loans, pay dividends and make other types of distributions, make certain acquisitions, repurchase SYNNEX’ stock, create liens, cancel debt owed to SYNNEX, enter into agreements with affiliates, modify the nature of the SYNNEX business, enter into sale-leaseback transactions, make certain investments, transfer and sell assets, cancel or terminate any material contracts and merge or consolidate. As of August 31, 2020, SYNNEX was in compliance with all material covenants for the above arrangements.

Concentrix India revolving lines of credit facilities

The CX business legal entities in India have credit facilities with a financial institution to borrow up to an aggregate amount of $22,000. The interest rate under these facilities is the higher of the bank’s minimum lending rate or LIBOR, plus a margin of 0.9% per annum. SYNNEX guarantees the obligations under these credit facilities. These credit facilities can be terminated at any time by the Indian legal entities or the financial institution. There were no borrowings outstanding under these credit facilities as of August 31, 2020 and November 30, 2019.

Convertible Debentures and other borrowings related to the Convergys acquisition

In connection with the Convergys acquisition, the CX business became the obligor under Convergys’ $124,963 aggregate principal amount of 5.75% Junior Subordinated Convertible Debentures due September

2029. Through November 30, 2018, $55,681 of the principal amount of Convertible Debentures had been settled for $118,425 in cash under the fundamental change provision. During the nine months ended August 31, 2019, the remaining $69,282 of the principal amount was settled in cash for $148,047.

Interest expense and finance charges

The total interest expense and finance charges for external borrowings of Concentrix was zero for the nine months ended August 31, 2020 and 2019, respectively. There was no interest expense payable to third-party lenders as of August 31, 2020.

NOTE 9—REVENUE:

Disaggregated revenue

In the following table, the Company’s revenue is disaggregated by primary industry verticals:

	Nine Months Ended
	August 31, 2020	August 31, 2019
Industry vertical:
Technology and consumer electronics	$1,012,275	$939,384
Communications and media	714,966	869,134
Retail, travel and ecommerce	558,412	564,516
Banking, financial services and insurance	526,948	498,884
Healthcare	274,128	268,028
Other	331,947	355,130

Total	$3,418,676	$3,495,076

Deferred revenue contract liabilities and deferred costs to obtain or fulfill a contract are not material.

NOTE 10—RELATED PARTY TRANSACTIONS:

The Company provides certain services related to its core business to the Parent which are reported as Revenue from customer experience services to Parent in the combined statements of operations. The cost associated with such services is reported as cost of revenue related to services to Parent in the combined statements of operations. The Company also purchases certain products from the Parent, receives allocations of corporate expenses by way of a monthly management fee, records compensation expense for share-based awards granted by the Parent to Concentrix employees and receives financing for acquisition and operations under the terms of intra SYNNEX group borrowing arrangements.

The following table presents the Company’s transactions with the Parent for the periods indicated:

	Nine Months Ended
	August 31, 2020	August 31, 2019
Revenue from customer experience services to Parent	$15,371	$14,801
Purchases from Parent and its non-Concentrix subsidiaries	—	4
Interest expense on borrowings from Parent	41,513	75,088
Interest income on borrowings made to Parent	1,705	1,616
Corporate allocations	1,181	1,181
Share-based compensation	12,031	6,480

The majority of the loans payable to and receivable from Parent as reported on the combined balance sheets are lines of credits and are auto renewed after expiration of the original terms. The interest rates on these loans range from approximately 1% to 9%.

As of August 31, 2020 and November 30, 2019, the receivable from and payable to Parent and its non-Concentrix subsidiaries are primarily trade in nature.

SYNNEX has issued guarantees to certain of the Company’s clients to guarantee the performance obligations of the certain of the Company’s legal entities. If these entities are unable to meet their performance obligations under the terms of client contracts, the Parent would be obligated under these guarantees to pay damages. The Parent guarantee will be replaced by Concentrix guarantees upon separation.

As disclosed in Note 8, certain of SYNNEX’ subsidiaries, including certain Concentrix legal entities in the United States, jointly and severally guarantee certain of SYNNEX’ borrowing arrangements. All SYNNEX subsidiaries in the United States, including Concentrix legal entities, have pledged their assets as security under the terms of these agreements.

Concentrix’ U.S. subsidiaries are part of SYNNEX’ U.S. consolidated group for U.S. tax purposes and will be in a tax-sharing arrangement with SYNNEX until Concentrix is deemed to leave SYNNEX’ U.S. consolidated group as a result of Concentrix’ spin-off from SYNNEX.

NOTE 11—PENSION AND EMPLOYEE BENEFITS PLANS:

The Company has 401(k) plans in the United States under which eligible employees may contribute up to the maximum amount as provided by law. Employees become eligible to participate in these plans on the first day of the month after their employment date. The Company may make discretionary contributions under the plans. Employees in most of the Company’s non-U.S. legal entities are covered by government mandated defined contribution plans. During the nine months ended August 31, 2020 and 2019, the Company contributed $48,365 and $45,545 respectively, to defined contribution plans.

Defined Benefit Plans

The Company has defined benefit pension or retirement plans for eligible employees in certain non-U.S. legal entities. Benefits under these plans are primarily based on years of service and compensation during the years immediately preceding retirement or termination of participation in the plans. In addition, as part of the Convergys acquisition, the Company acquired a frozen defined benefit pension plan, which includes both a qualified and non-qualified portion, for all eligible employees in the U.S. (“the cash balance plan”) and unfunded defined benefit plans for certain eligible employees in the Philippines, Malaysia and France. The pension benefit formula for the cash balance plan is determined by a combination of compensation, age-based credits and annual guaranteed interest credits. The qualified portion of the cash balance plan has been funded through contributions made to a trust fund. The plan assumptions are evaluated annually and are updated as deemed necessary.

Net benefit costs related to defined benefit plans were $9,816 and $7,983, during the nine months ended August 31, 2020 and 2019, respectively. On an aggregate basis the plans were underfunded by $134,376 and $115,383 at August 31, 2020 and November 30, 2019, respectively.

NOTE 12— LEASES:

The Company leases certain of its facilities and equipment under operating lease agreements, which expire in various periods through 2034. The Company’s finance leases are not material.

The following table presents the various components of lease costs.

For the nine months ended August 31, 2020
Operating lease cost	$165,884
Short-term lease cost	7,891
Variable lease cost	28,965
Sublease income	(186)

Total operating lease cost	$202,554

The following table presents a maturity analysis of expected undiscounted cash flows for operating leases on an annual basis for the next five years and thereafter as of August 31, 2020:

Fiscal Years Ending November 30,
2020 (remaining three months)	$50,559
2021	180,246
2022	141,856
2023	100,754
2024	69,889
Thereafter	69,271

Total payments	612,575
Less: imputed interest*	(84,488)

Total present value of lease payments	528,087

*Imputed	interest represents the difference between undiscounted cash flows and discounted cash flows.

During the nine months ended August 31, 2019, rent expense was $162,094. Sublease income was immaterial during this same period.

The following amounts were recorded in the combined balance sheet as of August 31, 2020:

Operating leases	Balance sheet location	As of August 31, 2020
Operating lease ROU assets	Other assets, net	$479,547
Current operating lease liabilities	Other accrued liabilities	156,923
Non-current operating lease liabilities	Other long-term liabilities	371,164

The following table presents supplemental cash flow information related to the Company’s operating leases. Cash payments related to variable lease costs and short-term leases are not included in the measurement of operating lease liabilities, and, as such, are excluded from the amounts below:

Cash flow information	August 31, 2020
Cash paid for amounts included in the measurement of lease liabilities	$152,094
Non-cash ROU assets obtained in exchange for lease liabilities (subsequent to initial adoption)	66,664

The weighted-average remaining lease term and discount rate as of August 31, 2020 were as follows:

Operating lease term and discount rate	Operating leases
Weighted-average remaining lease term (years)	4.09
Weighted-average discount rate	7.34%

Future minimum contractually required cash payment obligations under non-cancellable lease agreements as of November 30, 2019 were as follows:

Fiscal Years Ending November 30,	Operating leases
2020	$191,384
2021	157,076
2022	119,022
2023	86,700
2024	59,101
Thereafter	62,663

Total minimum lease payments	$675,946

NOTE 13—INCOME TAXES:

Income taxes consist of current and deferred tax expense resulting from income earned in domestic and international jurisdictions. Although Concentrix has been included in the consolidated tax returns of SYNNEX in certain jurisdictions, the tax provision included herein has been recorded as if Concentrix had filed taxes on a stand-alone basis. Income tax expense was increased for the nine months ended August 31, 2020 and the nine months ended August 31, 2019 by an adjustment of $9.6 million and $10.5 million, respectively, to reflect the hypothetical tax impact if Concentrix was not part of SYNNEX’ U.S. consolidated group and therefore incurred higher taxes under the Tax Cuts and Jobs Act of 2017 (the “TCJA”) and a higher U.S. foreign tax credit limitation. The offset to the hypothetical tax expense in both periods is reflected in the Parent company investment line of the Equity section of the combined balance sheet.

Income tax expense increased during the nine months ended August 31, 2020 compared to the nine months ended August 31, 2019 due to the increase in income before taxes for the nine months ended August 31, 2020 and due to a reduction in reserves for uncertain tax positions and a downward adjustment to the provision for the transition tax related to mandatory repatriation under the TCJA for the nine months ended August 31, 2019. The effective tax rate for nine months ended August 31, 2020 increased compared to the effective tax rate for the nine months ended August 31, 2019 due to increased tax expense recorded in the nine months ended August 31, 2019 resulting from the shift in geographic mix of worldwide income offset by a reduction in reserves for uncertain tax positions and a downward adjustment to the provision for the transition tax related to mandatory repatriation under the TCJA during the nine months ended August 31, 2019.

The liability for unrecognized tax benefits was $66.0 million and $61.7 million at August 31, 2020 and November 30, 2019, respectively, and is included in other long-term liabilities in the accompanying combined balance sheets. As of August 31, 2020, the total amount of unrecognized tax benefits that would affect income tax expense if recognized in the combined financial statements is $58.5 million. This amount includes net interest and penalties of $13.4 million. It is reasonably possible that the total amount of unrecognized tax benefits will decrease between approximately $13.1 million and $20.4 million in the next twelve months; however, actual developments in this area could differ from those currently expected.

NOTE 14—COMMITMENTS AND CONTINGENCIES:

From time to time, the Company receives notices from third parties, including customers and suppliers, seeking indemnification, payment of money or other actions in connection with claims made against them. Also, from time to time, the Company has been involved in various bankruptcy preference actions where the Company was a supplier to the companies now in bankruptcy. In addition, the Company is subject to various other claims, both asserted and unasserted, that arise in the ordinary course of business. The Company evaluates these claims and records the related liabilities. It is possible that the ultimate liabilities could differ from the amounts recorded.

The Company does not believe that the above commitments and contingencies will have a material adverse effect on the Company’s results of operations, financial position or cash flows.

NOTE 15—RISKS AND UNCERTAINTIES RELATED TO THE COVID-19 PANDEMIC:

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and labor force participation, and created significant volatility and disruption of financial markets. “Shelter-in-place” restrictions by various governments around the world negatively impacted the Company’s results of operations for the nine months ended August 31, 2020, and was most acute during the second quarter of fiscal year 2020, as many of the Company’s employees were unable to work productively during the period despite client demand. The Company also incurred incremental costs associated with allowances for doubtful accounts and higher salaries and employee related expenses. The Company successfully transitioned a signification portion of its workforce to a remote working environment throughout the second quarter of 2020 and implemented a number of safety and social distancing measures in its sites to protect the health and safety of employees. As of August 31, 2020, the majority of the Company’s workforce was productive.

The Company is unable to predict how long the pandemic conditions will persist, what additional measures may be introduced by governments or the Company’s clients and the effect of any such additional measures on the Company’s business. As a result, many of the estimates and assumptions used in preparation of these interim financial statements required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve with respect to the pandemic, the Company’s estimates may materially change in future periods.

CONCENTRIX

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Nine Months Ended August 31, 2020 and 2019

(in thousands)

(Amounts may not add due to rounding)

		Additions/Deductions
	Balances at Beginning of the Period	Charged to Revenue and Expense, net	Additions from Acquisitions	Reclassifications and Write-offs	Balances at End of the Period
Nine Months Ended August 31, 2020
Allowance for deferred tax assets	$44,892	$5,999	$—	$—	$50,891
Nine Months Ended August 31, 2019
Allowance for deferred tax assets	$56,033	$210	$—	$(10,038)	$46,205

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF CONVERGYS CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Convergys Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Convergys Corporation (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and the Company’s financial statement schedule II – valuation and qualifying accounts (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company’s auditor from 2001 to 2018.

Cincinnati, Ohio

February 21, 2018

CONVERGYS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
(Amounts in millions except per share amounts)	2017	2016	2015
Revenues	$2,792.1	$2,913.6	$2,950.6
Costs and Expenses:
Cost of providing services and products sold(1)	1,734.9	1,843.1	1,871.9
Selling, general and administrative	699.0	695.4	687.0
Depreciation	105.1	122.2	141.5
Amortization	28.9	28.1	27.0
Restructuring charges	23.2	3.7	7.2
Transaction and integration costs	3.8	6.5	11.3

Total costs and expenses	2,594.9	2,699.0	2,745.9

Operating Income	197.2	214.6	204.7
Other income (expense), net	0.9	(10.6)	(9.5)
Interest expense	(18.3)	(18.1)	(18.2)

Income before Income Taxes	179.8	185.9	177.0
Income tax expense	58.4	52.9	8.6

Income from Continuing Operations, net of tax	121.4	133.0	168.4
Income from Discontinued Operations, net of tax	—	10.0	0.6

Net Income	$121.4	$143.0	$169.0

Basic Earnings per Common Share:
Continuing Operations	$1.30	$1.39	$1.72
Discontinued Operations	—	0.10	0.01

Basic Earnings per Common Share	$1.30	$1.49	$1.73

Diluted Earnings per Common Share:
Continuing Operations	$1.22	$1.30	$1.60
Discontinued Operations	—	0.10	0.01

Diluted Earnings per Common Share	$1.22	$1.40	$1.61

Weighted Average Common Shares Outstanding:
Basic	93.2	95.8	98.1
Diluted	99.9	102.5	104.7

Cash dividends declared per share	$0.39	$0.35	$0.31

(1)	Exclusive of depreciation and amortization, with the exception of amortization of deferred charges.

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONVERGYS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
(In millions)	2017	2016	2015
Net income	$121.4	$143.0	$169.0
Other Comprehensive Income (Loss), net of tax:
Foreign currency translation adjustments	21.2	(18.4)	(37.1)
Change related to pension liability (net of tax benefit (expense) of $2.3, $(3.5) and $(3.2))	(9.9)	5.8	9.8
Unrealized gain (loss) on hedging activities (net of reclassification adjustments and net of tax (expense) benefit of $(19.3), $(0.4) and $4.9)	35.9	0.6	(7.8)

Total other comprehensive income (loss)	47.2	(12.0)	(35.1)

Total Comprehensive Income	$168.6	$131.0	$133.9

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONVERGYS CORPORATION

CONSOLIDATED BALANCE SHEETS

	At December 31,
(Amounts in millions)	2017	2016
ASSETS
Current Assets:
Cash and cash equivalents	$193.7	$138.8
Short-term investments	13.5	12.4
Receivables, net of allowances of $4.8 and $5.8	567.2	555.0
Prepaid expenses	35.9	38.6
Other current assets	47.4	40.0

Total current assets	857.7	784.8
Property and equipment, net	260.0	304.1
Goodwill	937.9	916.9
Other intangibles, net	287.3	307.6
Deferred income tax assets	21.3	17.7
Other assets	50.5	40.7

Total Assets	$2,414.7	$2,371.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Debt and capital lease obligations maturing within one year	$0.9	$1.8
Payables and other current liabilities	322.1	345.8

Total current liabilities	323.0	347.6
Long-term debt and capital lease obligations	267.7	297.0
Deferred income tax liabilities	222.6	197.8
Accrued pension liabilities	94.7	80.3
Other long-term liabilities	69.5	71.9

Total liabilities	977.5	994.6

Convertible debentures conversion feature	59.5	61.3
Shareholders’ Equity:
Preferred shares—without par value, 5.0 authorized; none issued or outstanding	—	—
Common shares—without par value, 500.0 authorized; 92.5 and 191.0 issued, 91.8 and 94.7 outstanding, as of December 31, 2017 and December 31, 2016, respectively	2.5	1,110.0
Treasury stock—0.6 shares in 2017 and 96.3 in 2016	(16.0)	(1,635.3)
Retained earnings	1,457.8	1,955.0
Accumulated other comprehensive loss	(66.6)	(113.8)

Total shareholders’ equity	1,377.7	1,315.9

Total Liabilities and Shareholders’ Equity	$2,414.7	$2,371.8

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONVERGYS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(Amounts in millions)	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$121.4	$143.0	$169.0
Income from discontinued operations, net of tax	—	10.0	0.6

Income from continuing operations, net of tax	121.4	133.0	168.4

Adjustments to reconcile net income from continuing operations to net cash provided by operating activities of continuing operations:
Depreciation and amortization	134.0	150.3	168.5
Deferred income tax expense	2.6	9.9	4.6
Stock compensation expense	16.6	17.4	15.7
Changes in assets and liabilities, net of acquisitions:
Change in receivables	(18.7)	18.3	(34.6)
Change in other current assets	6.5	(5.0)	(9.9)
Change in deferred charges, net	(0.1)	1.2	1.8
Change in other assets and liabilities	5.2	(14.3)	(35.2)
Change in payables and other current liabilities	(4.5)	(5.4)	(30.0)

Net cash provided by operating activities	263.0	305.4	249.3

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(58.5)	(87.0)	(109.2)
Net proceeds from sale of joint venture interest previously acquired in the buw acquisition	0.7	—	—
Purchase of short-term and other investments	—	(0.8)	—
Proceeds from maturity of short-term and other investments	—	—	0.8
Acquisitions, net of cash acquired	—	(137.9)	—

Net cash used in investing activities	(57.8)	(225.7)	(108.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of other long-term debt (term loan)	100.0	—	—
Repayments of other long-term debt (term loan and capital lease obligations)	(216.6)	(3.1)	(57.5)
Proceeds from Asset Securitization Facility	731.4	961.0	822.0
Repayment of Asset Securitization Facility	(648.4)	(1,001.0)	(802.0)
Repurchase of common shares	(82.2)	(71.6)	(72.5)
Proceeds from exercise of stock options	1.1	0.6	3.3
Payments of dividends	(35.6)	(32.7)	(29.6)
Excess tax benefit from share-based payment arrangements	—	1.2	1.2

Net cash used in financing activities	(150.3)	(145.6)	(135.1)

Net increase (decrease) in cash and cash equivalents	54.9	(65.9)	5.8
Cash and cash equivalents at beginning of period	138.8	204.7	198.9

Cash and cash equivalents at end of period	$193.7	$138.8	$204.7

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$15.4	$14.9	$15.0
Income taxes paid, net	$37.3	$55.8	$42.8

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONVERGYS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in millions)	Number of Common Shares	Common Shares	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2014	189.8	$1,077.5	($1,491.2)	$1,707.6	($66.7)	$1,227.2

Issuance of common shares	0.6	—	—	—	—	—
Tax related to share-based arrangements, net of excess tax benefits	—	(2.4)	—	—	—	(2.4)
Proceeds from exercise of stock options	—	3.3	—	—	—	3.3

Repurchase of common shares	—	—	(72.5)	—	—	(72.5)
Net income	—	—	—	169.0	—	169.0
Other comprehensive loss	—	—	—	—	(35.1)	(35.1)
Cash dividends declared	—	—	—	(30.4)	—	(30.4)
Amortization of stock- based compensation	—	15.7	—	—	—	15.7
Convertible notes conversion feature	—	1.4	—	—	—	1.4

Balance at December 31, 2015	190.4	1,095.5	(1,563.7)	1,846.2	(101.8)	1,276.2

Issuance of common shares	0.6	—	—	—	—	—
Tax related to share-based arrangements, net of excess tax benefits	—	(5.1)	—	—	—	(5.1)
Proceeds from exercise of stock options	—	0.6	—	—	—	0.6

Repurchase of common shares	—	—	(71.6)	—	—	(71.6)
Net income	—	—	—	143.0	—	143.0
Other comprehensive loss	—	—	—	—	(12.0)	(12.0)
Cash dividends declared	—	—	—	(34.2)	—	(34.2)
Amortization of stock- based compensation	—	17.4	—	—	—	17.4
Convertible notes conversion feature	—	1.6	—	—	—	1.6

Balance at December 31, 2016	191.0	1,110.0	(1,635.3)	1,955.0	(113.8)	1,315.9

Issuance of common shares	0.6	—	—	—	—	—
Retirement of treasury shares	(99.1)	(1,120.8)	1,702.0	(581.2)	—	—

Transfer of Convergys Stock from EDCP grantor trust	—	—	(1.1)	—	—	(1.1)
Tax related to share-based arrangements	—	(6.2)	—	—	—	(6.2)
Proceeds from exercise of stock options	—	1.1	—	—	—	1.1
Repurchase of common shares	—	—	(81.6)	—	—	(81.6)
Net income	—	—	—	121.4	—	121.4
Other comprehensive income	—	—	—	—	47.2	47.2
Cash dividends declared	—	—	—	(36.8)	—	(36.8)
Cumulative adjustment related to the adoption of ASU 2016-09	—	—	—	(0.6)	—	(0.6)
Amortization of stock- based compensation	—	16.6	—	—	—	16.6
Convertible notes conversion feature	—	1.8	—	—	—	1.8

Balance at December 31, 2017	92.5	$2.5	($16.0)	$1,457.8	($66.6)	$1,377.7

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONVERGYS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions except per share amounts)

1.	BACKGROUND AND BASIS OF PRESENTATION

Convergys Corporation is a global leader in customer experience outsourcing, focused on bringing value to its clients through every customer interaction. As of December 31, 2017, Convergys had approximately 115,000 employees in 33 countries, interacting with our clients’ customers in 58 languages. In order to help clients serve their customers, Convergys operates 140 contact centers. Convergys leverages its geographic footprint and comprehensive capabilities to help leading companies create quality customer experiences across multiple interaction channels, such as voice, chat, email and interactive voice response.

2.	SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America and U.S. Securities and Exchange Commission regulations. The Consolidated Financial Statements include the accounts of the Company’s majority-owned subsidiaries. All material intercompany accounts and transactions are eliminated upon consolidation.

Reclassification

Certain prior year balances in the Consolidated Statements of Income have been reclassified to conform to the current year presentation. For the year ended December 31, 2016, the Company reclassified certain expenses related to the acquired buw operations. This resulted in a $17.9 decrease to Cost of providing services and products sold and an offsetting $17.9 increase to Selling, general and administrative expense on the Consolidated Statement of Income for the year ended December 31, 2016. The reclassification adjustment resulted in no other impacts to the Company’s Consolidated Financial Statements and is not deemed to be material.

See New Accounting Pronouncements below for discussion of other prior period reclassifications that resulted from the Company’s adoption of ASU 2017-07.

Use of Estimates, Risks and Uncertainties

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported. These estimates include, but are not limited to, project completion dates, time and cost required to complete projects for purposes of revenue recognition and future revenue, expense and cash flow estimates for purposes of impairment analysis, loss contract evaluation, and the Company’s accounting for income taxes. Actual results could differ from those estimates.

The Company’s results are affected by economic, political, legislative, regulatory and legal actions. Economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates, and government fiscal policies, can have a significant effect on operations. While the Company maintains reserves for anticipated liabilities and carries insurance in an amount and scope that the Company believes are appropriate, the Company could be adversely affected by civil, criminal, regulatory or administrative actions, claims or proceedings.

Foreign Currency Translation

Assets and liabilities of non-U.S. operations are translated to U.S. dollars at year-end exchange rates. Revenues and expenses are translated at average exchange rates for the related period. Translation adjustments are accumulated and reflected as adjustments to other comprehensive (loss) income, a component of Shareholders’ Equity, and included in net earnings only upon sale or liquidation of the underlying foreign subsidiary. Gains or losses resulting from foreign exchange transactions related to balance sheet positions are recorded in the Consolidated Statements of Income within Other income (expense), net.

Revenue Recognition

Revenues mostly consist of fees generated from outsourced services provided to the Company’s clients. More than 95% of the Company’s revenues are derived from agent-related services. The Company typically recognizes these revenues as services are performed based on staffing hours or the number of contacts handled by service agents using contractual rates.

The remaining revenues are derived from the sale of premise-based and hosted self-care and technology solutions and provision of professional services. Revenues from the sale of these solutions and provision of services are typically recognized as services are provided over the duration of the contract using contractual rates. These contracts are typically one year or less in duration.

Revenues are recognized only when the services are performed, there is evidence of an arrangement, the Company determines that the fee is fixed and determinable and collection of the fee included in the arrangement is considered probable. When determining whether the fee is considered fixed and determinable and collection is probable, the Company considers a number of factors including the creditworthiness of the client and the contractual payment terms. If a client is not considered creditworthy, recognition of all revenue under arrangements with that client is deferred until receipt of cash. If payment terms extend beyond what is considered customary or standard in the related industry and geographic location, recognition of the revenue is deferred until the related fees become due and payable.

Certain contracts have performance-related bonus provisions that require the client to pay us a bonus based upon our meeting agreed-upon service levels and performance metrics. These bonuses are recognized only after required measurement targets are met and the other criteria for recognition are satisfied.

Stock-Based Compensation

The Company accounts for stock-based payment transactions in which the Company receives employee services in exchange for equity instruments of the Company. Stock-based compensation cost for restricted stock units and performance restricted stock units is measured based on the closing fair market value of the Company’s common shares on the date of grant. The Company recognizes stock-based compensation cost as expense for awards other than its performance-based restricted stock units ratably on a straight-line basis over the requisite service period. The Company recognizes stock-based compensation cost associated with its performance based restricted stock units over the requisite service period if it is probable that the performance conditions will be satisfied. The Company accounts for expense reductions that result from the forfeiture of unvested awards in the period that the forfeitures occur.

Income Taxes

The provision for income taxes includes taxes paid, currently payable or receivable, and those deferred. The Tax Cuts and Jobs Act of 2017 (the “2017 Tax Act”) includes a mandatory one-time tax on accumulated earnings of foreign subsidiaries and, as a result, previously unremitted earnings for which no U.S. deferred tax liability had been accrued have now been subject to U.S. tax. The 2017 Tax Act also includes a new minimum tax on global intangible low-tax income, which the Company will recognize as period costs when incurred. The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be settled or realized.

The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical pre-tax and taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and the Company’s tax methods of accounting.

The Company also reviews its tax activities and evaluates uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit, which is the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company’s policy is to recognize interest and penalties accrued on unrecognized tax benefits as part of income tax expense.

Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) include currency translation adjustments, changes related to pension liabilities, net of tax, and unrealized gains (losses) on hedging activities, net of tax. Foreign currency translation adjustments generally are not adjusted for income taxes as they relate to indefinite investments in non-U.S. operations. Accumulated other comprehensive income (loss) also includes, net of tax, actuarial gains or losses, prior service costs or credits and transition assets and obligations that are not recognized currently as components of net periodic pension cost.

Concentration of Credit Risk

In the normal course of business, the Company is exposed to credit risk. The principal concentrations of credit risk are cash and cash equivalents, short-term investments, accounts receivable and derivative instruments. The Company regularly monitors and reviews identified credit risk exposures. Historically, credit losses on accounts receivable have not been material because of the large concentration of revenues with a small number of large, established companies. The Company does not require collateral or other security to support accounts receivable. The Company evaluates the creditworthiness of its clients in conjunction with its revenue recognition processes, as discussed above, as well as through its ongoing collectability assessment processes for accounts receivable. The Company maintains an allowance for doubtful accounts receivable based upon factors surrounding the credit risk of specific clients, historical trends and other information. The Company limits its counterparty credit risk exposures by entering into derivative contracts with financial institutions that are investment grade rated.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short-term, highly liquid investments with original maturities of three months or less.

Receivables and Allowance for Doubtful Accounts

Trade receivables are comprised primarily of amounts owed to the Company by clients and are presented net of an allowance for doubtful accounts of $4.8 and $5.8 at December 31, 2017 and 2016, respectively.

Contracts with individual clients determine when receivables are due, generally within 30 to 60 days, and whether interest is accrued on late payments.

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company regularly reviews the adequacy of its allowance for doubtful accounts. The Company determines the allowance based on historical write-off experience and current economic conditions and also considers factors such as customer credit, past transaction history with the customer and changes in customer payment terms when determining whether the collection of a receivable is reasonably assured. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property and Equipment

Property and equipment are stated at cost. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Buildings are generally depreciated over a 30-year life, software over a three- to ten-year life and equipment generally over a three- to five-year life. Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the associated lease. Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Depreciation expense for assets held under capital leases is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease. Included within Property and equipment is initial cost of $3.5 related to assets under capital lease arrangements.

The Company reviews property and equipment asset groups for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company monitors these changes and events on at least a quarterly basis. Examples of events or changes in circumstances could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset group, or a current expectation that an asset group will be sold or disposed of before the end of its previously estimated useful life. Recoverability is based upon projections of anticipated future undiscounted cash flows associated with the use and eventual disposal of the property and equipment asset groups, as well as specific appraisals in certain instances. Reviews occur at the lowest level for which identifiable cash flows are largely independent of cash flows associated with other property and equipment asset groups. If the future undiscounted cash flows result in a value that is less than the carrying value, then the long-lived asset is considered impaired and a loss is recognized based on the amount by which the carrying amount exceeds the estimated fair value. Various factors that the Company uses in determining the impact of these assessments include the expected useful lives of long-lived assets and our ability to realize any undiscounted cash flows in excess of the carrying amounts of such asset groups, and are affected primarily by changes in the expected use of the assets, changes in technology or development of alternative assets, changes in economic conditions, changes in operating performance and changes in expected future cash flows. Because judgment is involved in determining the fair value of property and equipment asset groups, there is risk that the carrying value of these assets may require adjustment in future periods.

Internal Use Software

The Company capitalizes certain expenditures for software that is purchased or internally developed for use in the business. During 2017, 2016, and 2015, amounts capitalized for internally developed software were $2.0, $3.7 and $14.2, respectively. Amortization of internal use software begins when the software is ready for service and continues on the straight-line method over the estimated useful life, generally ranging from three to ten years.

Business Combinations

Accounting for acquisitions requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with corresponding adjustments to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations. Refer to Note 3 of the Notes to Consolidated Financial Statements for a discussion of the buw acquisition.

Goodwill and Other Intangibles

As discussed more fully in Note 6, goodwill is reviewed at the reporting unit level for impairment as of October 1 of each year and at other times if events have occurred or circumstances exist that indicate the carrying value of goodwill may no longer be recoverable.

The first step of the impairment test compares the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit (Step 1). If the fair value of the reporting unit is in excess of the carrying value, the related goodwill is considered not to be impaired and no further analysis is necessary. If the carrying amount of the reporting unit exceeds the fair value, there is an indication of potential impairment and a second step of testing is performed to measure the amount of the impairment, if any, for that reporting unit.

When required, the second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit determined in step one over the fair value of the net assets and identifiable intangibles as if the reporting unit were being acquired. Any excess of the carrying value of the reporting unit goodwill over the implied fair value of the reporting unit goodwill will be recorded as an impairment loss. An impairment charge recognized cannot exceed the amount of goodwill allocated to a reporting unit and cannot be reversed subsequently even if the fair value of the reporting unit recovers.

Fair value of the reporting unit is determined using the income approach with corroboration from the market approach. Under the market approach, fair value is based on revenue and earnings multiples for guideline public companies in the reporting unit’s peer group. The market approach requires judgment regarding the selection of guideline companies. Under the income approach, value is dependent on the present value of net cash flows to be derived from ownership of the reporting unit. The income approach requires significant judgment including estimates about future cash flows and discount rates.

Other intangibles, primarily customer relationship assets and trademarks, are amortized over a straight-line basis with estimated useful lives ranging from one to seventeen years and are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amounts.

Postemployment Benefits

The funded status of the Company’s pension and other postretirement benefit plans is recognized in the Consolidated Balance Sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (PBO) and, for the other postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation (APBO). The PBO represents the actuarial present value of benefits expected to be paid upon retirement. For active plans, the present value reflects estimated future compensation levels. The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligation is based on the Company’s estimates and actuarial valuations. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain key assumptions that require significant judgment, including, but not limited to, estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates and mortality rates. For additional information regarding plan assumptions and the current financial position of the Company’s pension and other postretirement plans, see Note 9.

The Company provides severance benefits to certain employees. The Company accrues the benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid.

Government Grants

From time to time, the Company receives grants from local or state governments as an incentive to locate or retain operations in their jurisdictions. Depending on the arrangement, the grants are either received up-front or at the time the Company achieves the milestones set forth in the grant. The Company’s policy is to record the grant funds received as deferred credit and to amortize the deferred credit as a reduction of cost of providing services and products sold or selling, general and administrative expense as the milestones are met over the term of the grant.

Derivative Instruments

The Company’s risk management strategy includes the use of derivative instruments to reduce the effects on its operating results and cash flows from fluctuations caused by volatility in currency exchange and interest rates. The Company currently uses only cash flow hedges. These instruments are hedges of forecasted transactions or of the variability of cash flows to be received or paid related to a recognized asset or liability. The Company generally enters into hedging contracts expiring within 36 months as hedges of anticipated cash flows denominated in foreign currencies. These contracts are entered into to protect against the risk that the eventual cash flows resulting from such transactions will be adversely affected by changes in exchange rates. In using derivative financial instruments to hedge exposures to changes in exchange rates, the Company exposes itself to counterparty credit risk.

All derivatives, including foreign currency exchange contracts, are recognized in the Consolidated Balance Sheets at fair value. Fair values for the Company’s derivative financial instruments are based on quoted market prices of comparable instruments or, if none are available, on pricing models or formulas using current assumptions. On the date the derivative contract is entered into, the Company determines whether the derivative contract qualifies for designation as a hedge. For derivatives that are designated as hedges, the Company further designates the hedge as either a fair value or cash flow hedge; all currently existing hedges have been designated as cash flow hedges. Changes in the fair value of derivatives that are highly effective and designated as cash flow hedges are reported as a component of Other Comprehensive (Loss) Income and reclassified into earnings in the same line-item associated with the forecasted transaction and in the same periods during which the hedged transaction impacts earnings. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging activities. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to forecasted transactions, respectively. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The Company also periodically enters into hedging contracts that are not designated as hedges. The purpose of the majority of these derivative instruments is to protect the Company against foreign currency exposure pertaining to receivables, payables and intercompany transactions that are denominated in currencies different from the functional currencies of the Company or the respective subsidiaries. The Company records changes in the fair value of these derivative instruments in the Consolidated Statements of Income within Other income, net.

Investments

Management determines the appropriate classification of securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Currently all investment securities are classified as trading, and are reported within short-term investments in the Consolidated Balance Sheets. Trading securities are carried at fair value, with gains and losses, both realized and unrealized, reported in Other income (expense), net in the Consolidated Statements of Income. The cost of securities sold is based upon the specific identification method. Interest and dividends on securities classified as trading is included in Other income (expense), net.

Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

New Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-04, “Simplifying the Test for Goodwill Impairment.” This ASU eliminates the two-step process that required identification of potential impairment and a separate measure of the actual impairment. Goodwill impairment charges, if any, would be determined by the difference between a reporting unit’s carrying value and its fair value (impairment loss is limited to the carrying value). This standard is effective for annual or any interim goodwill impairment tests beginning after December 15, 2019. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Costs.” This ASU requires the service component of pension and other postretirement benefit costs to be presented in the same line item as other employee compensation costs on the consolidated statement of income; however, the other components of net benefit cost are required to be presented outside of operating income within the consolidated statements of income. The Company retrospectively adopted this ASU on January 1, 2017. The impact of the adoption on balances previously reported as of December 31, 2016 and 2015 were as follows:

	Year Ended December 31, 2016
Consolidated Statement of Income Caption	Previously Reported	Change	Currently Reported
Cost of providing services and products sold	$1,848.0	($4.9)	$1,843.1
Selling, general and administrative	$700.2	($4.8)	$695.4
Total costs and expenses	$2,708.7	($9.7)	$2,699.0
Operating Income	$204.9	$9.7	$214.6
Other income (expense), net	($0.9)	($9.7)	($10.6)

	Year Ended December 31, 2015
Consolidated Statement of Income Caption	Previously Reported	Change	Currently Reported
Cost of providing services and products sold	$1,877.5	($5.6)	$1,871.9
Selling, general and administrative	$691.7	($4.7)	$687.0
Total costs and expenses	$2,756.2	($10.3)	$2,745.9
Operating Income	$194.4	$10.3	$204.7
Other income (expense), net	$0.8	($10.3)	($9.5)

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting.” This ASU is intended to simplify accounting for share-based payments and requires that excess tax benefits for share-based payments be recorded as a reduction of income tax expense and reflected within operating cash flows rather than being recorded within equity and reflected within financing cash flows. The ASU also provides the option to recognize forfeitures as they occur rather than estimating the number of awards expected to be forfeited. The Company adopted this ASU as of January 1, 2017 and applied the new guidance related to excess tax benefits on a prospective basis. The Company elected to account for forfeitures of share-based payments as they occur and does not apply estimated forfeiture rates. As a result of this election, the Company recorded a $0.6 cumulative effect adjustment to the retained earnings balance as of January 1, 2017 for outstanding awards based on the difference between the fair value of awards historically expected to be forfeited and the fair value of awards actually forfeited.

In February 2016, the FASB issued ASU 2016-02, “Leases.” This ASU will require lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as finance leases or operating leases. The Company will adopt this standard on January 1, 2019 and is currently assessing the effect that adoption of the new standard will have on its consolidated financial statements. The Company currently expects adoption of this standard will result in a material increase to the assets and liabilities on the Consolidated Balance Sheets.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” This ASU requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. This ASU was effective for interim and annual periods beginning after December 15, 2015 and was required to be applied retrospectively. The Company adopted this ASU as of March 31, 2016, which resulted in the reclassification of $1.5 of debt issuance costs included in other current assets and other non-current assets to long-term debt and capital lease obligations on the Consolidated Balance Sheet as of December 31, 2015. As of December 31, 2016, $1.4 of debt issuance costs are reducing the carrying amount of the Company’s long- term debt.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” The standard applies one comprehensive revenue recognition model across all contracts, entities and sectors. The core principal of the new standard is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard includes cost guidance, whereby all direct and incremental costs to obtain or fulfill a contract will be capitalized and amortized over the corresponding period of benefit, determined on a contract by contract basis. The Company adopted this standard on January 1, 2018. The largest impacts to the Company’s financial statements will result from the new qualitative and quantitative disclosures that will be required upon adoption of the new standard, and the capitalization of certain direct and incremental contract costs. The Company will apply the modified retrospective adoption alternative for this standard and anticipates recognizing a cumulative effect adjustment of approximately $4.0 to retained earnings as of January 1, 2018, which reflects the deferral of contract costs. We have concluded that the new standard will not have an impact on the timing or revenue recognition pattern of any of our identified revenue streams.

3.	BUSINESS COMBINATIONS

buw Acquisition

On August 1, 2016, the Company acquired buw, a leader in the German customer care industry. The acquisition added 16 sites and approximately 6,000 employees spread across Germany, Hungary and Romania into Convergys’ global operations. The total purchase price, net of cash acquired, was $137.9, which was funded using available cash and cash equivalents.

Purchase Price Allocation

The Company accounted for buw using the acquisition method of accounting in accordance with applicable U.S. GAAP whereby the total purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on respective fair values. The following table summarizes the values of the assets acquired and liabilities assumed at the date of acquisition:

August 1, 2016
Assets:
Receivables	$35.3
Other current assets	2.5
Property and equipment	6.9
Goodwill	98.5
Intangible assets	22.7
Other assets	0.3
Liabilities:
Accounts payable	(0.8)
Accrued expenses	(15.0)
Deferred tax—net	(6.7)
Other long-term liabilities	(5.8)

Total purchase price	$137.9

As of September 30, 2017, the purchase price allocation for the acquisition was final. Goodwill was calculated as the excess of the consideration transferred over the net assets recognized and represents the synergistic benefits that are expected to be realized from the acquisition. The benefits primarily include an expanded geographic footprint in Germany and Eastern Europe. None of the goodwill is deductible for income tax purposes and was entirely allocated to the Customer Management - Agent Services reporting unit.

Intangible Assets Identified

The following details the total intangible assets identified:

Intangible asset type	Value	Life (years)
Customer relationship	$22.0	10
Trade name	0.7	1

Total	$22.7

The fair value of the customer relationship asset was determined using the income approach through an excess earnings analysis, with projected earnings being discounted at a rate of 13.2%. The customer relationship intangible asset represents relationships between buw and its customers. Convergys applied the income approach through a relief-from-royalty analysis to determine the fair value of the buw trade name asset. The determination of the useful lives was based upon consideration of market participant assumptions and transaction specific factors.

4.	DIVESTITURES AND DISCONTINUED OPERATIONS

Information Management

On May 16, 2012, the Company completed the sale of its Information Management line of business to NEC Corporation. The results of the Information Management business have been classified as discontinued operations, net of tax, for all periods presented.

5.	EARNINGS PER SHARE AND SHAREHOLDERS’ EQUITY

Earnings per Share

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations:

		Continuing Operations		Discontinued Operations		Total
Shares (in millions)	Shares	Net Income	Per Share Amount	Net Income	Per Share Amount	Per Share Amount
2017:
Basic EPS	93.2	$121.4	$1.30	$—	$—	$1.30
Effect of dilutive securities:
Stock-based compensation arrangements	0.8	—	(0.01)	—	—	(0.01)
Convertible Debt	5.9	—	(0.07)	—	—	(0.07)

Diluted EPS	99.9	$121.4	$1.22	$—	$—	$1.22

2016:
Basic EPS	95.8	$133.0	$1.39	$10.0	$0.10	$1.49
Effect of dilutive securities:
Stock-based compensation arrangements	0.8	—	(0.01)	—	—	(0.01)
Convertible Debt	5.9	—	(0.08)	—	—	(0.08)

Diluted EPS	102.5	$133.0	$1.30	$10.0	$0.10	$1.40

2015:
Basic EPS	98.1	$168.4	$1.72	$0.6	$0.01	$1.73
Effect of dilutive securities:
Stock-based compensation arrangements	0.8	—	(0.03)	—	—	(0.03)
Convertible Debt	5.8	—	(0.09)	—	—	(0.09)

Diluted EPS	104.7	$168.4	$1.60	$0.6	$0.01	$1.61

The diluted EPS calculation for 2017 excludes 0.3 and 0.3 of performance-based restricted stock units granted in 2017 and 2016, respectively, as performance criteria have not yet been fully defined, thereby precluding a grant for accounting purposes due to a lack of a mutual understanding of the terms of the stock-based awards.

The diluted EPS calculation for 2017 includes 5.9 shares associated with the Company’s convertible debt. As described more fully in Note 7, during 2009, the Company issued approximately $125.0 aggregate principal amount of 5.75% Junior Subordinated Convertible Debentures due 2029 (2029 Convertible Debentures). The 2029 Convertible Debentures were convertible, subject to certain conditions, into shares of the Company’s common stock at an initial implied conversion price of approximately $12.07 per share, or eighty-two and eighty-two hundredths shares per one thousand dollars in principal amount of debentures. The conversion rate is subject to adjustment for certain events outlined in the indenture governing the 2029 Convertible Debentures (the Indenture), including payment of dividends. As of December 31, 2017, the implied conversion price for the 2029 Convertible Debentures was approximately $11.16 per share, or eighty-nine and fifty-nine hundredths shares per one thousand dollars in principal amount of debentures.

Shareholders’ Equity

The Company repurchased 3.4 of its common shares during the year ended December 31, 2017 at an average price of $23.67 per share for a total of $81.6. Based upon timing of transactions, $0.9 of the shares repurchased during December 2016 settled during the first quarter of 2017. Additionally, $0.3 of the shares repurchased during December 2017 had not settled as of December 31, 2017. The Company repurchased 2.7 of its common shares during the year ended December 31, 2016. Below is a summary of the Company’s share repurchases during 2017, 2016 and 2015:

	Shares	Cost
2017	3.4	$81.6
2016	2.7	$71.6
2015	3.1	$72.5

At December 31, 2017, the Company had the authority to repurchase $61.5 of outstanding common shares pursuant to the Board of Directors’ August 2015 authorization to increase the remaining authorized share repurchases to $250.0 in the aggregate. The timing and terms of any future transactions will depend on a number of considerations including market conditions, our available liquidity and capital needs, and limits on share repurchases that may be applicable under the covenants in our Credit Agreement.

Preferred Shares

The Company is authorized to issue up to 4.0 voting preferred shares, and 1.0 nonvoting preferred shares. At December 31, 2017 and 2016, there were no preferred shares issued or outstanding.

Dividends

During 2016 and 2017, the Company’s Board of Directors declared the following dividends per common share, which were paid by the Company on the payment dates listed below:

Announcement Date	Record Date	Dividend Amount	Payment Date
February 23, 2016	March 24, 2016	$0.08	April 8, 2016
May 9, 2016	June 24, 2016	$0.09	July 8, 2016
August 8, 2016	September 23, 2016	$0.09	October 7, 2016
November 8, 2016	December 23, 2016	$0.09	January 6, 2017
February 22, 2017	March 24, 2017	$0.09	April 7, 2017
May 8, 2017	June 23, 2017	$0.10	July 7, 2017
August 8, 2017	September 22, 2017	$0.10	October 6, 2017
November 7, 2017	December 22, 2017	$0.10	January 5, 2018

On February 21, 2018, the Company announced that its Board of Directors declared a quarterly cash dividend of $0.10 per common share to be paid on April 6, 2018 to shareholders of record as of March 23, 2018.

The Board expects that future cash dividends will be paid on a quarterly basis. However, any decision to pay future cash dividends will be subject to Board approval, and will depend on the Company’s future earnings, cash flow, financial condition, financial covenants and other relevant factors.

6.	GOODWILL AND OTHER INTANGIBLE AND LONG-LIVED ASSETS

Goodwill

The Company tests goodwill for impairment annually as of October 1 and at other times if events have occurred or circumstances exist that indicate the carrying value of goodwill may no longer be recoverable.

Goodwill impairment testing is performed at the reporting unit level, one level below the business segment. The Company’s reporting units are Customer Management - Agent Services and Customer Management - Customer Interaction Technology (CIT). As of December 31, 2017 and 2016, all goodwill was held by the Customer Management—Agent Services reporting unit. During 2012, the Company fully impaired the remaining goodwill balance for the CIT reporting unit. Including the 2012 impairment, cumulative CIT goodwill impairment charges totaled $212.5.

The most recent annual impairment test performed as of October 1, 2017, indicated that the fair value of the Customer Management - Agent Services reporting unit was substantially in excess of its carrying value. However, impairment charges could be required if a divestiture decision is made or other significant economic events occur with respect to the reporting unit. Subsequent to our October 1, 2017 annual impairment test, no indications of an impairment were identified.

Below is a progression of goodwill for 2017 and 2016:

Balance at December 31, 2015	$830.3
buw acquisition—preliminary purchase price allocation	98.3
Foreign currency and other	(11.7)

Balance at December 31, 2016	$916.9
buw acquisition—measurement period adjustments	0.2
Foreign currency and other	20.8

Balance at December 31, 2017	$937.9

Other Intangible Assets

The Company’s other intangible assets, primarily acquired through business combinations, are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amounts. No impairment charges were recognized in any period presented. As of December 31, 2017 and 2016, the Company’s other intangible assets consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net
2017
Customer relationships and other intangibles	$484.6	($198.0)	$286.6
Trademarks	27.0	(26.3)	0.7
Software (classified within Property and equipment, net)	41.3	(41.3)	—

Total	$552.9	($265.6)	$287.3

2016
Customer relationships and other intangibles	$474.0	($171.4)	$302.6
Trademarks	26.5	(21.5)	5.0
Software (classified within Property and equipment, net)	41.3	(41.3)	—

Total	$541.8	($234.2)	$307.6

The intangible assets are being amortized using the following amortizable lives: 1 to 4 years for trademarks and 1 to 17 years for customer relationships and other intangibles. The remaining weighted average amortization period for customer relationships and other intangibles is approximately 13.0 years. Amortization of software is included within depreciation expense as the underlying assets are classified within property and equipment.

Amortization expense for intangibles was $28.9, $28.1 and $27.0 for the years ended December 31, 2017, 2016 and 2015, respectively, and the related estimated expense for the five subsequent fiscal years is as follows:

For the year ended 2018	$24.9
For the year ended 2019	24.2
For the year ended 2020	23.6
For the year ended 2021	21.9
For the year ended 2022	21.6
Thereafter	171.1

7.	DEBT AND CAPITAL LEASE OBLIGATIONS

As of December 31, 2017 and 2016, debt and capital lease obligations consisted of the following:

	At December 31,
	2017	2016
Term Loan, due 2019	$99.3	$212.9
Convertible Debentures, due 2029	65.5	63.7
Capital Lease Obligations	2.1	3.6
Accounts Receivable Securitization	103.0	20.0

Total debt	269.9	300.2
Less debt issuance costs	1.3	1.4

Total debt, net	268.6	298.8
Less current maturities	0.9	1.8

Long-term debt	$267.7	$297.0

Weighted average effective interest rates:
Term Loan, due 2019	3.6%	3.0%
Accounts Receivable Securitization	1.9%	1.7%
Convertible Debentures, due 2029	7.2%	7.0%

Credit Facility

On January 11, 2017 (the Effective Date), the Company entered into a new credit agreement (Credit Agreement) and repaid all amounts outstanding and terminated all commitments under its previously existing credit agreement (Prior Credit Agreement) using initial borrowings under the Credit Agreement as well as borrowings under the Company’s asset securitization facility. The Credit Agreement consists of a $215.0 unsecured term loan facility (Term Loan), maturing on March 3, 2019, and a $300.0 unsecured revolving credit facility (Revolving Credit Facility), maturing on January 11, 2022. On the Effective Date, the Company drew $100.0 in initial borrowings under the Term Loan. A $1.0 extinguishment loss was recognized on the Effective Date and is included in Interest expense on the Consolidated Statement of Income as for the year ended December 31, 2017.

The Revolving Credit Facility may be extended for two additional one-year periods, subject to the satisfaction of certain conditions set forth in the Credit Agreement. In addition, aggregate borrowing capacity under the Credit Agreement may be increased by up to an additional $250.0 million by increasing the amount of the Revolving Credit Facility or by incurring additional term loans, in each case subject to the satisfaction of certain conditions set forth in the Credit Agreement, including the receipt of additional commitments for such increase. Borrowings outstanding under the Credit Agreement may be repaid from time to time without premium or penalty, other than customary breakage costs, if any. Borrowings outstanding under the Credit Agreement bear interest at a fluctuating rate per annum equal to, at the Company’s option, either (a) the applicable adjusted LIBOR plus a spread based on the Company’s total net leverage ratio, or (b) a base rate (equal to the higher of the Administrative Agent’s prime rate, the federal fund rate plus 0.50%, and the one-month adjusted LIBOR plus 1.0%) plus a spread based on the Company’s total net leverage ratio. The Company is also obligated to pay a commitment fee on a quarterly basis on the unused portion of the commitments under the Revolving Credit Facility based on the Company’s total net leverage ratio, which fee is currently 25 basis points. While amounts borrowed and repaid under the Revolving Credit Facility can be re-borrowed, amounts repaid under the Term Loan cannot be borrowed again under the Credit Agreement. The Credit Agreement contains certain affirmative and negative covenants, as well as terms and conditions that are customary for credit facilities of this type, including financial covenants for leverage and interest coverage ratios. The Company was in compliance with all covenants at December 31, 2017. Total borrowing capacity remaining under the Revolving Credit Facility was $300.0, with $100.0 outstanding on the Term Loan, as of December 31, 2017. The carrying value of the Term Loan at December 31, 2017 reflects a discount of $0.7 related to fees paid directly to the lenders at issuance. This discount is being amortized over the life of the Term Loan using the effective interest rate method (3.6% as of December 31, 2017), and is included in interest expense in the Consolidated Statements of Income.

The Company established the Prior Credit Agreement on February 28, 2014 in the aggregate amount of $650.0. The Prior Credit Agreement consisted of unsecured term loans (Prior Term Loan) in the initial aggregate amount of $350.0, and an unsecured revolving credit facility (Prior Revolving Credit Facility) in the amount of $300.0. The Prior Term Loan and the Prior Revolving Credit Facility were scheduled to mature on March 3, 2019. Outstanding amounts were subject to interest at the applicable rate described in the Prior Credit Agreement.

Convertible Debentures

During 2009, Convergys issued $125.0 aggregate principal amount of 5.75% Junior Subordinated Convertible Debentures due September 2029 (2029 Convertible Debentures) in exchange for $122.5 of 4.875% Unsecured Senior Notes due December 15, 2009, pursuant to an exchange offer. At the date of issuance, the Company recognized the liability component of the 2029 Convertible Debenture at its fair value of $56.3. The liability component was recognized as the fair value of a similar instrument that did not have a conversion feature at issuance. The equity component, which is the value of the conversion feature at issuance, was recognized as the difference between the proceeds from the issuance of the debentures and the fair value of the liability component, after adjusting for the deferred tax impact of $32.7. The 2029 Convertible Debentures were issued at a coupon rate of 5.75%, which was below that of a similar instrument that did not have a conversion feature. Therefore, the valuation of the debt component, using the income approach, resulted in a debt discount. The debt discount is being amortized over the life of a similar debt instrument without a conversion feature, which the Company determined to equal the contractual maturity of the 2029 Convertible Debentures. Amortization is based upon the effective interest rate method and is included in interest expense in the Consolidated Statements of Income.

The 2029 Convertible Debentures, which pay a fixed rate of interest semi-annually, have a contingent interest component that will require the Company to pay additional interest if the trading price of the 2029 Convertible Debentures exceeds a specified threshold at specified times, commencing on September 15, 2019, as outlined in the Indenture. The maximum amount of contingent interest that will accrue is 0.75% per annum of the average trading price of the 2029 Convertible Debentures during the periods specified in the Indenture. The fair value of this embedded derivative was not significant at December 31, 2017 or 2016.

The Company is not entitled to redeem the 2029 Convertible Debentures prior to September 15, 2019. On or after September 15, 2019, the Company may redeem for cash all or part of the 2029 Convertible Debentures at par value plus accrued but unpaid interest if certain trading conditions of the Company’s common shares are satisfied. The holders of the 2029 Convertible Debentures have the option to require redemption at par value plus accrued but unpaid interest upon the occurrence of a fundamental change, a defined term in the Indenture.

The 2029 Convertible Debentures are convertible at the option of the holders on or after September 15, 2028 and prior to that date only under the following circumstances: (1) during any calendar quarter if the last reported sales price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during a period of 20 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the applicable conversion price (currently $14.51) for the 2029 Convertible Debentures on each applicable trading day (hereinafter referred to as the Sales Price Condition); (2) during the five business day period immediately following any five consecutive trading day period (the Measurement Period) in which, as determined following a request by a holder of 2029 Convertible Debentures as provided in the Indenture, the trading price per $1,000 principal amount of 2029 Convertible Debentures for each trading day of such Measurement Period was less than 98% of the product of the last reported sale price of the Company’s common shares and the applicable conversion rate for the 2029 Convertible Debentures on each such trading day; (3) if the Company elects to redeem any or all of the 2029 Convertible Debentures; or (4) upon the occurrence of specified corporate events pursuant to the terms of the Indenture. Upon conversion, the Company will pay cash up to the aggregate principal amount of the 2029 Convertible Debentures to be converted and pay or deliver, as the case may be, cash, common shares of the Company or a combination of cash and common shares of the Company, at the Company’s election, in respect of the remainder, if any, of the Company’s conversion obligation in excess of the aggregate principal amount of the 2029 Convertible Debentures being converted.

The 2029 Convertible Debentures were convertible, subject to certain conditions, into common shares of the Company at an initial implied conversion price of approximately $12.07 per share, or eighty-two and eighty-two hundredths shares per one thousand dollars in principal amount of debentures. As of December 31, 2017, the implied conversion price for the 2029 Convertible Debentures was approximately $11.16 per share, or eighty-nine and fifty-nine hundredths shares per one thousand dollars in principal amount of debentures. The conversion rate is subject to adjustment for certain events outlined in the Indenture, including payment of dividends.

As of December 31, 2017 and 2016, the 2029 Convertible Debentures were convertible at the option of the holders. This conversion right was triggered upon satisfaction of the Sales Price Condition (the closing price of the Company’s common shares was greater than or equal to $14.51, 130% of the conversion price of the 2029 Convertible Debentures at December 31, 2016, for at least 20 of the 20 consecutive trading days ending on December 31, 2017). As a result, the equity component of the 2029 Convertible Debentures equal to $59.5 (the difference between the par value and carrying value of the 2029 Convertible Debentures at December 30, 2017) has been classified as temporary equity within the December 31, 2017 Consolidated Balance Sheet since this amount was considered redeemable. The Company will reassess the convertibility of the 2029 Convertible Debentures and the related balance sheet classification on a prospective basis. There have been no conversions of the 2029 Convertible Debentures through the date of this filing.

Based on quoted market prices at December 31, 2017, the fair value of the $125.0 aggregate principal amount of the Company’s 2029 Convertible Debentures is $274.5.

Asset Securitization Facility

During January 2017, the Company amended the terms of its asset securitization facility collateralized by accounts receivable of certain of the Company’s subsidiaries. The amendment resulted in an increased purchase limit of $225.0, with $90.0 and $135.0 expiring in January 2018 and January 2020, respectively. The asset securitization facility was further amended in January 2018 to extend the expiration date for the $90.0 purchase limit to January 2019. As of December 31, 2016, the asset securitization facility had a purchase limit of $150.0 expiring in January 2017. The asset securitization program is conducted through Convergys Funding Inc., a wholly-owned bankruptcy remote subsidiary of the Company. As of December 31, 2017 and 2016, Convergys had drawn $103.0 and $20.0, respectively, in available funding from qualified receivables. Amounts drawn under this facility have been classified as long-term debt within the Consolidated Balance Sheets, based on the Company’s ability and intent to refinance on a long-term basis as of December 31, 2017.

At December 31, 2017, future minimum payments of the Company’s debt and capital lease arrangements (exclusive of any debt discounts) are as follows:

2018	$42.2
2019	100.7
2020	62.2
2021	—
2022	—
Thereafter	125.0

$330.1

8.	RESTRUCTURING

2017 Restructuring

Company-wide restructuring program

During 2017, the Company recorded restructuring expenses of $12.8 related to a company-wide initiative to reduce headcount and better align the Company’s resources, principally for corporate functions. The 2017 restructuring actions impacted approximately 315 employees. This expense is included in Restructuring charges on the Consolidated Statements of Income and is expected to be substantially paid in cash by March 31, 2018. The total remaining liability under these restructuring actions, which is included in Payables and other current liabilities on the Consolidated Balance Sheet, was $5.8 as of December 31, 2017.

Other Severance

During 2017, the Company recorded other severance expense of $10.4 primarily related to headcount reductions resulting from certain client program completions. These actions impacted approximately 250 employees. This severance expense is included in Restructuring charges on the Consolidated Statements of Income and is expected to be substantially paid in cash by March 31, 2018. The total remaining liability under these restructuring actions, which is included in Payables and other current liabilities on the Consolidated Balance Sheet, was $2.8 as of December 31, 2017.

buw integration

During 2017, the Company recorded severance charges of $1.1 related to the elimination of certain redundant positions as a result of the integration of the buw business. This severance expense was included in Transaction and integration costs on the Consolidated Statements of Income and is expected to be fully paid in cash by March 31, 2018. The total remaining liability under these severance-related actions, which is included in Payables and other current liabilities on the Consolidated Balance Sheet, was $0.1 as of December 31, 2017.

2016 Restructuring

During 2016, the Company recorded severance charges of $3.7 related to the Company’s ongoing efforts to refine its operating model and reduce costs, as well as headcount reductions resulting from certain client program completions. The 2016 actions impacted approximately 760 employees. These severance-related charges were fully paid in cash by June 30, 2017. The total remaining liability under these severance-related actions, which is included in Payables and other current liabilities on the Company’s Consolidated Balance Sheet, was $0.8 as of December 31, 2016.

2015 Restructuring

During 2015, the Company recorded severance charges of $7.2 related to the Company’s ongoing efforts to refine its operating model and reduce costs, as well as headcount reductions resulting from certain client program completions. The 2015 actions impacted approximately 700 employees. These severance-related charges were fully paid in cash by September 30, 2016.

During 2015, the Company also recorded restructuring expenses of $0.4 related to the integration of Stream. These severance-related charges were included in Restructuring charges on the Consolidated Statements of Income and were fully paid in cash by March 31, 2016.

9.	EMPLOYEE BENEFIT PLANS

Pensions

The Company sponsors a frozen defined benefit pension plan, which includes both a qualified and non-qualified portion, for all eligible employees (the cash balance plan) in the U.S. and unfunded defined benefit plans for certain eligible employees in the Philippines, Malaysia and France (together with the cash balance plan, the defined benefit plans). The pension benefit formula for the cash balance plan is determined by a combination of compensation and age-based credits and annual guaranteed interest credits. The qualified portion of the cash balance plan has been funded through contributions made to a trust fund in accordance with the Pension Protection Act of 2006. The Company’s measurement date for all plans is December 31. The plan assumptions are evaluated annually and are updated as deemed necessary.

Components of pension cost and other amounts recognized in other comprehensive income for the Company’s defined benefit plans are as follows:

	Year Ended December 31,
	2017	2016	2015
Service cost	$5.5	$6.5	$7.5
Interest cost on projected benefit obligation	7.3	8.6	10.5
Expected return on plan assets	(9.9)	(10.0)	(10.2)
Amortization and deferrals—net	6.2	6.6	10.4
Settlement charge	2.5	4.8	—

Total pension cost	$11.6	$16.5	$18.2
Other comprehensive (loss) income	($9.1)	$11.1	$14.5

During 2017 and 2016, the Company recognized non-cash pension settlement charges of $2.5 and $4.8, respectively, resulting from lump sum distributions.

The reconciliation of the defined benefit plans’ projected benefit obligation and the fair value of plan assets for the years ended December 31, 2017 and 2016 are as follows:

	At December 31,
	2017	2016
Change in benefit obligation:
Benefit obligation at beginning of year	$225.7	$242.9
Service cost	5.5	6.5
Interest cost	7.3	8.6
Settlement	(9.5)	(15.4)
Actuarial gain (loss)	26.4	(4.3)
Benefits paid	(13.3)	(12.6)

Benefit obligation at end of year	$242.1	$225.7

Change in plan assets:
Fair value of plan assets at beginning of year	$154.2	$157.2
Actual return on plan assets	18.9	7.9
Settlement	(9.5)	(15.4)
Employer contribution	7.2	17.1
Benefits paid	(13.3)	(12.6)

Fair value of plan assets at end of year	$157.5	$154.2

Funded status	($84.6)	($71.5)

Amounts recognized in the Consolidated Balance Sheets consisted of:
Current liability	($6.9)	($6.4)
Non-current liability	($77.7)	($65.1)
Accumulated other comprehensive loss	($62.4)	($53.3)

Accumulated other comprehensive loss at December 31, 2017 and 2016 includes unrecognized actuarial losses of $62.4 ($40.4 net of tax) and $53.3 ($32.8 net of tax), respectively. The actuarial loss included in accumulated other comprehensive loss that is expected to be recognized in net periodic pension cost during 2018 is $8.4. The accumulated benefit obligation for the defined benefit plans was $242.1 and $225.7 at December 31, 2017 and 2016, respectively.

Estimated future benefit payments from the defined benefit plans are as follows:

2018	$23.3
2019	21.0
2020	20.5
2021	19.9
2022	19.6
2023 - 2027	88.0

Total	$192.3

The Company also sponsors a non-qualified, unfunded executive deferred compensation plan (the EDCP), which permits eligible participants, including executive officers, to defer receipt of certain income. The Company matches up to 100% of the first 3% of a participant’s deferred amounts and 50% of a participant’s next 2% of deferred amounts. The Company match under the EDCP is reduced by the Company match eligible to be received under the Company’s Retirement and Savings Plan.

Benefits for the EDCP are based on employee deferrals, matching contributions and investment earnings on participant accounts. As further described in Note 12, the Company makes investments in certain securities which are held in a grantor trust for the benefit of participants of the EDCP. These investments are made in securities reflecting the hypothetical investment balances of plan participants, in an attempt to offset the impacts of gains and losses on participant account balances.

Components of pension cost and other amounts recognized in other comprehensive loss for the EDCP are as follows:

	Year Ended December 31,
	2017	2016	2015
Service cost	$1.8	$1.3	$1.5
Interest cost on projected benefit obligation	0.4	0.3	0.4

Total pension cost	$2.2	$1.6	$1.9
Other comprehensive loss	($1.8)	($1.0)	($0.6)

The reconciliation of the EDCP projected benefit obligation for the years ended December 31, 2017 and 2016 is as follows:

	At December 31,
	2017	2016
Change in benefit obligation:
Benefit obligation at beginning of year	$14.9	$13.7
Service cost	1.8	1.3
Interest cost	0.4	0.3
Actuarial loss	1.8	1.0
Benefits paid	(1.4)	(1.4)

Benefit obligation at end of year	$17.5	$14.9
Funded status	($17.5)	($14.9)

Amounts recognized in the Consolidated Balance Sheets consisted of:
Current liability	($2.3)	($1.6)
Non-current liability	($15.2)	($13.3)
Accumulated other comprehensive loss	($2.0)	($0.2)

Accumulated other comprehensive loss at December 31, 2017 and 2016 includes unrecognized actuarial losses of $2.0 ($1.3 net of tax), and gains of $0.2 ($0.1 net of tax). The accumulated benefit obligation for the EDCP was $17.5 and $14.9 at December 31, 2017 and 2016, respectively. There is no prior service cost expected to be recognized in net periodic pension cost during the year ending December 31, 2018.

Estimated future benefit payments from the EDCP are as follows:

2018	$2.3
2019	0.8
2020	0.9
2021	1.2
2022	1.2
2023 - 2027	8.7

Total	$15.1

The following weighted-average rates were used in determining the benefit obligations at December 31:

	2017	2016
Discount rate—projected benefit obligation	1.50% - 5.76%	1.55% - 5.56%
Future compensation growth rate	2.00% - 4.50%	2.00% - 4.00%
Expected long-term rate of return on plan assets	6.25% - 6.75%	6.75% - 7.00%

The following weighted-average rates were used in determining the pension cost for all years ended December 31:

	2017	2016	2015
Discount rate—projected benefit obligation	1.50% - 5.76%	1.55% - 5.56%	3.61% - 5.56%
Future compensation growth rate	2.00% - 4.50%	2.00% - 4.00%	2.50% - 4.50%
Expected long-term rate of return on plan assets	6.75%	6.75% - 7.00%	6.75% - 7.00%

The range of discount rates utilized in determining the pension cost and projected benefit obligation of the Company’s defined benefit plans reflects a lower prevalent rate applicable to the frozen cash balance plan for eligible employees in U.S. and a higher applicable rate for the unfunded defined benefit plan for certain eligible employees in the Philippines, France and Malaysia. The plans outside the U.S. represented approximately 13.7% and 15.3% of the Company’s total projected benefit obligation for all plans as of December 31, 2017 and 2016, respectively.

Change in Applying Discount Rate to Measure Benefit Costs

As of December 31, 2015, Convergys changed the method used to estimate the service and interest cost components of net periodic benefit cost for all pension and other postretirement benefits. This change in methodology resulted in a decrease in the service and interest cost components for pension and other postretirement benefit costs beginning in the first quarter of 2016. Convergys historically estimated these service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. Beginning in 2016, the Company elected to utilize a full yield curve approach in the determination of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. Convergys elected to make this change to provide a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. This change did not affect the measurement of Convergys’ total benefit obligations at December 31, 2015 or net periodic pension cost recognized in 2015. Convergys accounted for this change as a change in accounting estimate and accordingly had accounted for it prospectively.

The impact of this discount rate change compared to the previous method decreased estimated pension and other postretirement benefits service and interest cost by approximately $2.4, or approximately $0.6 quarterly, during 2016 with substantially all of the decrease attributable to interest cost. This reduction in service and interest cost was completely offset within the actuarial gain or loss caption when the plans were remeasured. The cost reduction resulted in an increase to net income and diluted earnings per common share of $1.5 and $0.01, respectively, during 2016.

Plan Assets

As of December 31, 2017 and 2016, plan assets for the cash balance plan consisted of common/collective trusts (of which approximately 60% are invested in equity backed funds and approximately 40% are invested in funds invested in fixed income instruments) and a private equity fund. At December 31, 2017, the Company’s targeted allocation was 60% equity and 40% fixed income. The investment objectives for the plan assets are to generate returns that will enable the plan to meet its future obligations. The Company’s expected long-term rate of return was determined based on the asset mix of the plan, projected returns, past performance and other factors. The Company contributed $10.0 in 2016 to fund its cash balance plan. No such contributions were made in 2017. The Company has satisfied its ERISA funding requirements through 2017. No plan assets are expected to be returned to the Company during 2018.

The following table sets forth by level, within the fair value hierarchy, the cash balance plan’s assets at fair value as of December 31, 2017 and 2016:

Investments	December 31, 2017	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common/collective trusts:
Fixed income	$62.4	$—	$62.4	$—
U.S. large cap	56.7	—	56.7	—
U.S. small cap	10.0	—	10.0	—
International equity	26.6	—	26.6	—
Limited partnership	1.8	—	—	1.8

Total investments	$157.5	$—	$155.7	$1.8

Investments	December 31, 2016	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common/collective trusts:
Fixed income	$60.8	$—	$60.8	$—
U.S. large cap	54.2	—	54.2	—
U.S. small cap	10.3	—	10.3	—
International equity	26.7	—	26.7	—
Limited partnership	2.2	—	—	2.2

Total investments	$154.2	$—	$152.0	$2.2

There were no transfers between the three levels of the fair value hierarchy during the years ended December 31, 2017 and 2016. For additional information on the fair value hierarchy, see Note 13.

The Company’s cash balance plan holds level 2 investments in common/collective trust funds that are public investment vehicles valued using a net asset value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that may not be active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds.

The Company’s cash balance plan holds Level 3 investments within equity funds that primarily invest in domestic early stage capital funds. The fair value of these investments is based on the net asset value per share of the fund. The cash balance plan has approximately $0.2 in future funding requirements associated with this investment. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement. The following table provides a reconciliation of the beginning and ending balances for the Level 3 assets:

	Year Ended December 31
	2017	2016
Balance, beginning of year	$2.2	$2.8
Unrealized losses relating to instruments still held at the reporting date	(0.1)	(0.3)
Distributions	(0.3)	(0.3)

Balance, end of year	$1.8	$2.2

Savings Plans

The Company sponsors a defined contribution plan covering substantially all U.S. employees. The Company matches a portion of employee contributions to the plan. The Company matches up to 100% of the first 3% and 50% of the next 2% of eligible compensation contributed by the participant. Total Company contributions to the defined contribution plan were $7.0 in 2017 compared to $7.3 and $7.4 for 2016 and 2015, respectively. Plan assets for this plan included 0.8 ($17.7) and 0.9 ($21.0) of the Company’s common shares at December 31, 2017 and 2016, respectively.

Employee Postretirement Benefits Other Than Pensions

The Company sponsors postretirement health and life insurance plans for certain eligible employees. The plan provides eligible employees and retirees with the opportunity to direct an amount of their compensation or pension benefits to cover medical, dental and life insurance programs of their choice for their benefit and the benefit of their dependents. The plan covers both active and retired eligible employees of the Company and its subsidiaries. Employees’ eligibility to participate in the plan is based upon their date of hire.

The Company funds life insurance benefits of certain retirees through a Voluntary Employee Benefit Association (VEBA) trust. Contributions to the plan consist of (1) compensation or pension benefit deductions that the participant directs the Company, which is also the Plan Sponsor, to deposit into the plan on their behalf based on the coverage the participant has elected under the plan, and (2) amounts the Company pays to the plan that are in excess of the participant-directed deductions. Contributions to the VEBA are subject to Internal Revenue Service (IRS) limitations developed using the aggregate cost method. At December 31, 2006, the Company eliminated the postretirement life insurance plan benefits for non-retirement eligible employees. The Company’s postretirement benefit plan benefit was $0.7 at 2017 and 2016, respectively, and $0.8 for 2015. The amounts included within accumulated other comprehensive income related to these benefits were $0.1 and $1.2 at December 31, 2017 and 2016, respectively.

Components of other post-employment benefit plan cost and other amounts recognized in other comprehensive loss for the postretirement health and life insurance plans are as follows:

	2017	2016	2015
Interest cost on projected benefit obligation	$0.1	$0.1	$0.2
Expected return on plan assets	(0.2)	(0.2)	(0.3)
Amortization and deferrals—net	(0.6)	(0.6)	(0.7)

Total other benefit	($0.7)	($0.7)	($0.8)
Other comprehensive loss	($1.1)	($0.9)	($0.7)

The reconciliation of the postretirement health and life insurance plans’ projected benefit obligation and the fair value of plan assets for the years ended December 31, 2017 and 2016 are as follows:

	At December 31,
	2017	2016
Change in benefit obligation:
Benefit obligation at beginning of year	$4.2	$4.2
Interest cost	0.1	0.1
Actuarial loss	0.4	0.1
Benefits paid	(0.2)	(0.2)

Benefit obligation at end of year	$4.5	$4.2

Change in plan assets:
Fair value of plan assets at beginning of year	$3.2	$3.4
Actual return on plan assets	—	0.1
Employer contribution	0.2	0.1
Asset transfer	—	(0.2)
Benefits paid	(0.2)	(0.2)

Fair value of plan assets at end of year	$3.2	$3.2

Funded status	($1.3)	($1.0)

Amounts recognized in the Consolidated Balance Sheets consisted of:
Current liability	($0.1)	($0.1)
Non-current liability	($1.2)	($0.9)
Accumulated other comprehensive loss	$0.1	$1.2

Estimated future benefit payments from the postretirement health and life insurance plans are as follows:

2018	$0.2
2019	0.2
2020	0.2
2021	0.2
2022	0.2
2023 - 2027	1.2

Total	$2.2

Plan assets for the postretirement health and life insurance plans of $3.2 at December 31, 2017 and 2016, respectively, are comprised of money market accounts, a Level 1 fair value measure. The Company expects to make $0.1 in contributions in 2018 to fund its postretirement health and life insurance plans. No plan assets are expected to be returned to the Company during 2018.

10.	STOCK-BASED COMPENSATION PLANS

At December 31, 2017, the Company had 6.4 common shares remaining available for issuance under the Convergys Corporation Amended and Restated Long-Term Incentive Plan (Convergys LTIP) from the initial authorization of 30.0 common shares in 1998, which was increased to 38.0 in 2002. The Company granted stock options in 2012 and 2011 with exercise prices that were no less than the market value of the Company’s common shares at the grant date and have a ten- year term and vesting terms of two to three years. The Company also grants restricted stock units to certain employees and directors. The restricted stock units do not possess voting rights and consist of both time-related and performance-related units. The restrictions for the time-related restricted stock units generally lapse one to three years after the grant date. The performance-related units vest upon the Company’s satisfaction of certain financial targets. Performance-related units for which the performance conditions for vesting of those units are not met within the applicable three-year performance period are forfeited.

The following table shows certain information as of December 31, 2017, with respect to compensation plans under which common shares are authorized for issuance:

Shares (in millions)	Number of Common Shares to be Issued Upon Exercise	Weighted Average Exercise Price	Common Shares Available for Future Issuance
Equity compensation plans approved by shareholders
Stock options	0.3	$13.45	—
Restricted stock units	2.1	—	—

	2.4	$13.45	6.4

The Company’s operating results reflect stock-based compensation expense of $17.4, $18.8 and $16.9 for 2017, 2016 and 2015, respectively. Expense in 2017, 2016 and 2015 included $0.9, $1.4 and $1.2, respectively, related to awards classified as liabilities that will ultimately settle in cash.

Restricted Stock Units

Time-based Restricted Stock Units

During the years ended December 31, 2017, 2016 and 2015, the Company granted 0.7, 0.5 and 0.7 shares, respectively, of time-based restricted stock units. The weighted average grant date fair values of these grants were $23.59, $26.51 and $22.41, respectively. These time-based grants are scheduled to vest 25% at the first anniversary of the grant date, 25% at the second anniversary and 50% at the third anniversary.

The total compensation cost related to non-vested time-based restricted stock units not yet recognized as of December 31, 2017 was approximately $18.8, which is expected to be recognized over a weighted average period of 2.1 years. Changes to non-vested time-based restricted stock units for the years ended December 31, 2017 and 2016 were as follows:

Shares (in millions)	Number of Shares	Weighted Average Fair Value at Date Of Grant
Non-vested at December 31, 2014	1.3	$17.66
Granted	0.7	22.41
Vested	(0.5)	16.53
Forfeited	(0.2)	20.78

Non-vested at December 31, 2015	1.3	20.20
Granted	0.5	26.51
Vested	(0.5)	19.35
Forfeited	—	—

Non-vested at December 31, 2016	1.3	23.23
Granted	0.7	23.59
Vested	(0.6)	22.80
Forfeited	(0.1)	24.68

Non-vested at December 31, 2017	1.3	$23.46

Performance-based Restricted Stock Units

During the years ended December 31, 2017, 2016 and 2015, the Company granted 0.3, 0.4 and 0.4 shares, respectively, of performance-based restricted stock units. These grants provide for payout based upon the extent to which the Company achieves certain EPS targets, as determined by the Compensation and Benefits Committee of the Board of Directors, over three-year periods. Payout levels for earned shares range from 50% to 200% of award shares. No payout is earned if performance is below the minimum threshold performance level. At December 31, 2017, the targets for the third year of the 2016 grants and the second and third years of the 2017 grants had not yet been set, the key terms had not been effectively communicated to the recipients, and as such the expense related to these grants had not yet been recognized. These grants have been excluded from the table below.

During 2017, the Company established and communicated to participants the final key terms of the 2015 grants, resulting in grants for accounting purposes with a grant date fair value of $21.27 per share. The total compensation cost related to the 2015 non-vested performance-based restricted stock units not yet recognized as of December 31, 2017 was approximately $0.8, which is expected to be recognized ratably over the remaining vesting period ending in February 2018.

Changes to non-vested performance-based restricted stock units for the years ended December 31, 2017, 2016 and 2015 were as follows:

Shares (in millions)	Number of Shares	Weighted Average Fair Value at Date Of Grant
Non-vested at December 31, 2014	—	$—
Granted	0.3	28.84
Vested	—	—
Forfeited	—	—

Non-vested at December 31, 2015	0.3	21.84
Granted	0.3	26.49
Vested	(0.3)	21.92
Forfeited	—	—

Non-vested at December 31, 2016	0.3	26.48
Granted	0.3	21.27
Vested	(0.3)	26.16
Forfeited	—	—

Non-vested at December 31, 2017	0.3	$21.28

The aggregate intrinsic value of non-vested time-based and performance-based restricted stock units was $40.7 at December 31, 2017.

Stock Options

Presented below is a summary of Company stock option activity. Prior to 2016, all outstanding stock options were fully vested and the related expense had been fully recognized.

Shares (in millions)	Shares	Weighted Average Exercise Price
Options outstanding at January 1, 2015	0.7	$13.24
Options exercisable at January 1, 2015	0.5	13.41
Granted	—	—
Exercised	(0.2)	13.09
Forfeited	—	—

Options outstanding at December 31, 2015	0.5	$13.33

Options exercisable at December 31, 2015	0.5	$13.33

Granted	—	—
Exercised	(0.1)	13.24
Forfeited	—	—

Options outstanding at December 31, 2016	0.4	$13.34

Options exercisable at December 31, 2016	0.4	$13.34

Granted	—	—
Exercised	(0.1)	12.92
Forfeited	—	—

Options outstanding at December 31, 2017	0.3	$13.45

Options exercisable at December 31, 2017	0.3	$13.45

Approximately one-half of the stock options granted during 2012 vested in two years and the remaining vested in three years. The Company used a Black-Scholes option pricing model to calculate the fair value of stock options granted. For the 2012 grants, the weighted average fair value at grant date of $3.43 per option granted included assumptions of a strike price of $12.79, a 30.74% implied volatility, an expected term of 4.5 years, a risk-free rate of 0.76%, and a dividend yield of 0.00%. These 2012 option grants were fully expensed as of December 31, 2016, and resulted in stock compensation expense of less than $0.1 in 2015. Expected volatility is based on the unbiased standard deviation of the Company’s common shares over the option term. The expected life of the options represents the period of time that the Company expects the options granted to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant of the option for the expected term of the instrument. The dividend yield reflects an estimate of dividend payouts over the term of the award. As of December 31, 2017, all outstanding stock options are fully vested and the related expense has been fully recognized.

The weighted average grant date fair value per share for the outstanding and exercisable options at December 31, 2017 was $3.86.

The following table summarizes the status of the Company stock options outstanding and exercisable at December 31, 2017:

Shares (in millions)	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$12.79 to $13.76	0.3	3.4	13.45	0.3	3.4	13.45

Total	0.3	3.4	$13.45	0.3	3.4	$13.45

The aggregate intrinsic value of stock options exercised was $1.0 in 2017, $0.6 in 2016 and $2.7 in 2015. The actual tax benefit realized from the exercised stock options was $0.2 in 2017, $0.1 in 2016 and $0.6 in 2015. As of December 31, 2017, the aggregate intrinsic value was $3.3 for both stock options outstanding and exercisable. Intrinsic value represents the Company’s closing price on the last trading day of the year in excess of the weighted average exercise price for those tranches of options with a weighted average exercise price less than the closing price multiplied by the number of options outstanding or exercisable.

11.	COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases certain facilities and equipment used in its operations. Total rent expense was $143.4, $135.0 and $129.3 in 2017, 2016 and 2015, respectively.

At December 31, 2017, the total minimum rental commitments under non-cancelable operating leases are as follows:

2018	$104.9
2019	85.0
2020	66.7
2021	50.8
2022	35.5
Thereafter	79.0

Total	$421.9

At December 31, 2017, the Company had outstanding letters of credit and bond obligations of $13.6 related to performance guarantees, of which $12.1 is set to expire by the end of 2018, $1.1 is set to expire within one to three years and $0.4 is set to expire after three years. The Company believes that any guarantee obligation that may arise will not be material. The Company also has future purchase commitments with telecommunication and transportation providers for the next twelve months of $20.1 at December 31, 2017.

Contingencies

The Company, from time to time, is subject to various loss contingencies, including tax and legal contingencies that arise in the ordinary course of business. The Company accrues for a loss contingency when it is probable that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that any such contingencies, either individually or in the aggregate, will not have a materially adverse effect on the Company’s results of operations or financial condition. However, the outcome of litigation cannot be predicted with certainty, and unfavorable resolution of one or more pending matters could have a materially adverse impact on the Company’s results of operations or financial condition in the future.

12.	FINANCIAL INSTRUMENTS

Derivative Instruments

The Company is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. The Company’s risk management strategy includes the use of derivative instruments to reduce the effects on its operating results and cash flows from fluctuations caused by volatility in currency exchange rates.

The Company serves many of its U.S.-based clients using contact center capacity outside of the U.S. Although the contracts with these clients are typically priced in U.S. dollars, a substantial portion of the costs incurred to deliver services under these contracts are denominated in the local currency of the country where services are provided, which represents a foreign exchange exposure. The Company has hedged a portion of its exposure related to the anticipated cash flow requirements denominated in some of the aforementioned foreign currencies by entering into hedging contracts with several financial institutions to acquire a total of PHP 32,040.0 at a fixed price of $634.8 at various dates through September 2020, INR 10,170.0 at a fixed price of $140.1 at various dates through June 2020, CAD 38.0 at a fixed price of $28.6 at various dates through December 2019 and COP 40,200.0 at a fixed price of $12.7 at various dates through June 2019, and to sell a total of AUD 24.8 at a fixed price of $19.3 at various dates through October 2018. These instruments mature within the next 33 months and had a notional value of $835.5 at December 31, 2017 and $959.0 at December 31, 2016. The derivative instruments discussed above are designated and are effective as cash flow hedges. The following table reflects the fair values of these derivative instruments:

	At December 31,
	2017	2016
Forward exchange contracts and options designated as hedging instruments:
Included within other current assets	$14.5	$3.0
Included within other non-current assets	8.7	2.3
Included within other current liabilities	7.7	31.3
Included within other long-term liabilities	1.7	15.4

The Company recorded a deferred tax expense of $3.6 and deferred tax benefit of $15.9 related to these derivatives at December 31, 2017 and 2016, respectively. A total of $10.4 of deferred gains, net of tax, related to these cash flow hedges at December 31, 2017 were included in accumulated other comprehensive income (OCI), compared to $25.5 of deferred losses, net of tax, that were included in accumulated other comprehensive loss (OCL) at December 31, 2016. As of December 31, 2017, deferred gains of $6.8 ($5.1 net of tax) on derivative instruments included in accumulated OCI are expected to be reclassified into earnings during the next 12 months.

The following tables provide the effect of these derivative instruments on the Company’s Consolidated Financial Statements during 2017 and 2016, respectively:

2017:
Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCL on Derivative (Effective Portion)	Gain (Loss) Reclassified from Accumulated OCL into Income (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCL into Income (Effective Portion)
Foreign exchange contracts	$35.0	($20.3)	Cost of providing services and products sold and Selling, general and administrative

2016:
Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCL on Derivative (Effective Portion)	Gain (Loss) Reclassified from Accumulated OCL into Income (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCL into Income (Effective Portion)
Foreign exchange contracts	($25.5)	($26.4)	Cost of providing services and products sold and Selling, general and administrative

The gain or loss recognized related to the ineffective portion of the derivative instruments was immaterial for the years ended December 31, 2017 and 2016.

During 2017, 2016 and 2015, the Company recorded net losses of $20.3, $26.4 and $25.2, respectively, related to the settlement of forward contracts that were designated as cash flow hedges.

The Company also enters into derivative instruments (forwards) to economically hedge the foreign currency impact of assets and liabilities denominated in nonfunctional currencies. During the year ended December 31, 2017, a loss of $19.6 was recognized related to changes in fair value of these derivative instruments not designated as hedges, compared to a gain of $5.5 in the same period in 2016. The gains and losses largely offset the currency gains and losses that resulted from changes in the assets and liabilities denominated in nonfunctional currencies. These gains and losses are classified within other income, net in the accompanying Consolidated Statements of Income. The fair value of these derivative instruments not designated as hedges at December 31, 2017, was a $8.9 payable.

The aggregate fair value of all derivative instruments in a liability position at December 31, 2017 was $19.2 for which the Company has no posted collateral.

Short-term Investments

As of December 31, 2017 and 2016, the Company held investment securities with a fair value of $13.5 and $12.4, respectively, that are held in a grantor trust for the benefit of participants in the EDCP and reflect the hypothetical investment balances of EDCP participants. The securities are classified as trading securities and included within short- term investments in the Consolidated Balance Sheets. The investment securities include exchange-traded mutual funds and money market accounts. These securities are carried at fair value, with gains and losses, both realized and unrealized, reported in other income (expense), net in the Consolidated Statements of Income. The cost of securities sold is based upon the specific identification method. Interest and dividends on securities classified as trading are included in other income (expense), net.

13.	FAIR VALUE MEASUREMENTS

U.S. GAAP defines a hierarchy which prioritizes the inputs in measuring fair value. The three levels of the fair value hierarchy are as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; and Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

At December 31, 2017 and 2016, the Company had foreign currency forward contracts measured at fair value. The fair values of these instruments were measured using valuations based upon quoted prices for similar assets and liabilities in active markets (Level 2) and are valued by reference to similar financial instruments, adjusted for terms specific to the contracts. There were no transfers between the three levels of the fair value hierarchy during the years ended December 31, 2017 and 2016. The derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016 were as follows:

	December 31, 2017	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives:
Foreign currency forward contracts (asset position)	$24.2	$—	$24.2	$—
Foreign currency forward contracts (liability position)	$19.2	$—	$19.2	$—

	December 31, 2016	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives:
Foreign currency forward contracts (asset position)	$5.6	$—	$5.6	$—
Foreign currency forward contracts (liability position)	$49.0	$—	$49.0	$—

The Company also had investment securities held in a grantor trust for the benefit of participants of the EDCP measured at fair value at December 31, 2017 and December 31, 2016. These investments are recorded as short-term investments on the Consolidated Balance Sheets. The fair value of these instruments was measured using the quoted prices in active markets for identical assets (Level 1). There were no transfers between the three levels of the fair value hierarchy during the years ended December 31, 2017 and 2016. The assets measured at fair value on a recurring basis as of December 31, 2017 and 2016 were as follows:

	December 31, 2017	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment securities:
Mutual funds	$12.4	$12.4	$—	$—
Money market accounts	1.1	1.1	—	—

Total	$13.5	$13.5	$—	$—

	December 31, 2016	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment securities:
Mutual funds	$10.5	$10.5	$—	$—
Convergys common stock	1.3	1.3	—	—
Money market accounts	0.6	0.6	—	—

Total	$12.4	$12.4	$—	$—

14.	INCOME TAXES

The Company’s provision for income taxes from continuing operations consists of the following:

	Year Ended December 31,
	2017	2016	2015
Current:
United States federal	$32.7	$0.1	($21.3)
Non-U.S.	20.2	40.5	25.3
State and local	2.9	2.4	—

Total current	55.8	43.0	4.0
Deferred:
United States federal	(35.0)	14.7	6.0
Non-U.S.	29.5	(5.0)	(4.3)
State and local	8.1	0.2	2.9

Total deferred	2.6	9.9	4.6

Total	$58.4	$52.9	$8.6

The Company’s combined pre-tax earnings from continuing operations relating to non-U.S. subsidiaries or branches were $153.2, $156.1 and $139.5 during 2017, 2016 and 2015, respectively.

The 2017 Tax Act was signed into law on December 22, 2017. The 2017 Tax Act significantly revises the U.S. corporate income tax by, among other things, lowering the statutory corporate tax rate from 35% to 21% in

2018, eliminating certain deductions, imposing a mandatory one-time transition tax, or deemed repatriation tax, on accumulated earnings of foreign subsidiaries as of 2017 that were previously tax deferred, introducing new tax regimes, and changing how foreign earnings are subject to U.S. tax. While the effective date of the new corporate tax rates for the Company is January 1, 2018, the Company is required to calculate the effects of changes in tax rates and laws on deferred tax balances (including the effects of the one-time transition tax) in 2017, the period in which the legislation was enacted. The Company has not completed its determination of the accounting implications of the 2017 Tax Act on its tax accruals. However, the Company has reasonably estimated the effects of the 2017 Tax Act to be an increase in income tax expense of $34.1. The Company recorded the $34.1 income tax expense as a provisional estimate of the 2017 Tax Act in the consolidated financial statements as of December 31, 2017. The significant components of this expense include (i) the remeasurement of net deferred tax liabilities at the lower enacted U.S. federal corporate tax rate, which resulted in a net $97.9 decrease in income tax expense; (ii) a $20.3 net tax expense comprised of foreign withholding taxes related to certain non-U.S. earnings subject to repatriation offset by reversal of a deferred tax liability on previously undistributed foreign earnings; and (iii) the deemed repatriation tax on unremitted non-U.S. earnings and profits that were previously tax deferred and other tax impacts of the 2017 Tax Act, which resulted in a $111.7 increase in income tax expense, net of deductions and credits. The Company has not completed its analysis of the tax impact of the currency translation adjustment related to the change in indefinite reinvestment assertion as the computation is significantly impacted by the provisional estimates discussed above. As the Company completes its analysis of the 2017 Tax Act, collects and prepares necessary data, and interprets any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, the Company may make adjustments to the provisional amounts. Those adjustments may materially impact the Company’s provision for income taxes in the period in which the adjustments are made.

The following is a reconciliation of the statutory federal income tax rate with the effective tax rate from continuing operations for the tax expense in 2017, 2016 and 2015, respectively:

	Year Ended December 31,
	2017	2016	2015
U.S. federal statutory rate	35.0%	35.0%	35.0%
Permanent differences	3.1	4.5	2.3
State and local income taxes, net of federal income tax	1.1	0.9	1.1
International rate differential, including tax holidays	(24.5)	(24.5)	(21.2)
Non-U.S. valuation allowances	2.4	2.1	1.0
Adjustments for uncertain tax positions	(1.0)	(0.2)	(12.9)
Legal entity restructuring charges	—	2.3	—
Tax credits and other	(3.6)	(0.1)	0.6
Foreign repatriation, net of foreign tax credits	1.1	8.5	(1.0)
Impact of the 2017 Tax Act
Deemed repatriation of non-U.S. earnings, net of foreign tax credits, and other	62.1	—	—
Non-U.S. withholding taxes related to certain non-U.S. earnings subject to repatriation	11.3	—	—
Remeasurement of U.S. net deferred tax liabilities from 35% to 21%	(54.5)	—	—

Effective rate	32.5%	28.5%	4.9%

The increase in the effective income tax rate in 2017 was primarily due to additional tax expense of $34.1 related to enactment of the 2017 Tax Act. This additional expense included $20.3 of net tax expense to record the deferred tax liability associated with a change in classification for a portion of undistributed earnings of the Company’s foreign subsidiaries, reflecting management’s plans to repatriate certain undistributed earnings of the Company’s foreign subsidiaries. This increase in the 2017 effective income tax rate was slightly offset by a shift in the geographical mix of worldwide income. The 2016 effective income tax rate was driven by the restructuring of the Company’s legal entity structure and repatriation of earnings into primarily non-U.S. jurisdictions to provide the Company with increased flexibility to manage its strategic priorities.

The 2017 Tax Act imposes a mandatory one-time tax on certain accumulated earnings of non-U.S. subsidiaries and, as a result, all previously undistributed earnings have now been subjected to U.S. tax. Notwithstanding the U.S. taxation of these amounts, the Company recorded deferred tax liabilities of $34.9 related to non-U.S. withholding taxes related to certain earnings likely to be repatriated in the future. As of December 31, 2017, the Company had $390.6 of undistributed earnings of its non-U.S. subsidiaries for which it has not provided for non-U.S. withholding taxes because such earnings are intended to be reinvested indefinitely. It is not practicable to determine the amount of applicable taxes that would be due if such earnings were distributed.

The Company’s non-U.S. taxes for 2017, 2016 and 2015 included $5.2, $5.1 and $6.3, respectively, of benefit derived from tax holidays in the Philippines, the Dominican Republic, Costa Rica, El Salvador, Malaysia, Honduras, Nicaragua and Tunisia. This resulted in (2.9)%, (2.8)% and (3.6)% impact to the effective tax rate in 2017, 2016 and 2015, respectively. The tax holidays in the Philippines began to expire in 2017 and will continue to expire through 2020. The Company will apply to extend these tax holidays for additional terms of one to two years in accordance with local law. The tax holiday in Malaysia expired October 2, 2017.

The components of deferred tax assets and liabilities are as follows:

	At December 31,
	2017	2016
Deferred tax assets:
Loss and credit carryforwards	$84.9	$95.0
Pension and employee benefits	32.1	35.4
Deferred revenue	3.8	6.0
Foreign currency hedges	—	15.9
Intercompany payables/receivables	0.2	57.2
Other	25.5	27.9
Valuation allowances	(49.1)	(37.6)

Total deferred tax assets	97.4	199.8

Deferred tax liabilities:
Depreciation and amortization	177.7	270.5
Contingent debt and accrued interest	67.4	89.5
Foreign currency hedges	3.5	—
Unremitted non-U.S. earnings	42.0	15.9
Other	8.1	4.0

Total deferred tax liabilities	298.7	379.9

Net deferred tax liabilities	($201.3)	($180.1)

The Company recorded a provisional adjustment to its U.S. federal deferred income tax assets and liabilities as of December 31, 2017 to reflect the reduction in the U.S. federal corporate income tax rate from 35% to 21% resulting from the 2017 Tax Act.

Deferred tax assets and liabilities in the preceding table, after netting by taxing jurisdiction, are in the following captions in the Consolidated Balance Sheets at December 31, 2017 and 2016.

	At December 31,
	2017	2016
Non-current deferred tax asset	$21.3	$17.7
Non-current deferred tax liability	222.6	197.8

Total deferred tax liability	($201.3)	($180.1)

As of December 31, 2017 and 2016, $16.9 and $11.3, respectively, of the valuation allowances relate to the Company’s non-U.S. operations.

As of December 31, 2017, the Company has federal, state, and non-U.S. operating loss carryforwards of $43.1, $840.2 and $90.2, respectively. The federal operating loss carryforwards and state operating loss carryforwards expire between 2018 and 2037. The non-U.S. operating loss carryforwards include $35.7 with no expiration date; the remainder will expire between 2018 and 2036. The federal and state operating loss carryforwards include losses of $41.4 and $101.6, respectively, which were acquired in connection with business combinations. Utilization of the acquired federal and state tax loss carryforwards may be limited pursuant to Section 382 of the Internal Revenue Code of 1986.

As of December 31, 2017 and 2016, the liability for unrecognized tax benefits was $21.3 and $20.8, respectively, including $11.9 and $11.5 of accrued interest and penalties, respectively, and is recorded in Other long-term liabilities in the Consolidated Balance Sheets. The total amount of net unrecognized tax benefits that would affect income tax expense, if ever recognized in the Consolidated Financial Statements, is $17.2. This amount includes net interest and penalties of $9.7. The Company’s policy is to recognize interest and penalties accrued on unrecognized tax benefits as part of income tax expense. During 2017, the Company recognized a net benefit of $0.1 in interest and penalties, compared to a net benefit of $0.6 during 2016. The net benefit of $0.1 in 2017 includes $0 of expense related to interest and penalties accrued on positions still outstanding as of December 31, 2017.

A reconciliation of the beginning and ending total amounts of unrecognized tax benefits (exclusive of interest and penalties) is as follows:

	2017	2016
Balance at January 1	$10.5	$21.6
Additions based on tax positions related to the current year	0.6	0.4
Additions for tax positions of prior years	0.2	0.3
Settlements	(1.0)	0.4
Reductions for tax positions of prior years	(0.2)	—
Lapse of statutes of limitations	(0.7)	(12.2)

Balance at December 31	$9.4	$10.5

The liability for unrecognized tax benefits related to discontinued operations at December 31, 2017 and 2016 was $1.5 and $1.3, respectively.

The Company is currently attempting to resolve income tax audits relating to prior years in various jurisdictions. The Company has received assessments from these jurisdictions related to transfer pricing and deductibility of expenses. The Company believes that it is appropriately reserved with regard to these assessments as of December 31, 2017. Furthermore, the Company believes that it is reasonably possible that the total amounts of unrecognized tax benefits including interest will decrease between $0.6 and $16.2 prior to December 31, 2018, based upon resolution of audits; however, actual developments could differ from those currently expected.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and non-U.S. jurisdictions. With a few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2002.

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in the accumulated balances for each component of accumulated other comprehensive income (loss):

	Foreign Currency	Derivative Financial Instruments	Pension Liability	Total
Balance at December 31, 2015	($38.2)	($26.1)	($37.5)	($101.8)

Other comprehensive (loss) income before reclassifications, net of tax	(18.4)	(15.7)	(1.0)	(35.1)
Settlement of pension obligation, net of tax	—	—	3.0	3.0
Amounts reclassified from accumulated other comprehensive income, net of tax	—	16.3	3.8	20.1

Net current-period other comprehensive (loss) income	(18.4)	0.6	5.8	(12.0)

Balance at December 31, 2016	($56.6)	($25.5)	($31.7)	($113.8)

Other comprehensive income (loss) before reclassifications, net of tax	21.2	23.4	(14.7)	29.9
Settlement of pension obligation, net of tax	—	—	1.5	1.5
Amounts reclassified from accumulated other comprehensive income, net of tax	—	12.5	3.3	15.8

Net current-period other comprehensive income	21.2	35.9	(9.9)	47.2

Balance at December 31, 2017	($35.4)	$10.4	($41.6)	($66.6)

The following table summarizes the reclassification out of accumulated other comprehensive income (loss):

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified from Accumulated Other Comprehensive Income (Loss)	Affected Line Item in the Consolidated Statements of Income
2017:
Loss on derivative instruments	($20.3)	Cost of providing services and products sold and Selling, general and administrative
Tax benefit	7.8	Income tax expense

Loss on derivative instruments, net of tax	(12.5)	Income from Continuing Operations, net of tax

Adjustments of pension and other post employment obligations	(8.0)	Selling, general and administrative
Tax benefit	3.2	Income tax expense

Adjustment of pension and other post employment obligations, net of tax	(4.8)	Income from Continuing Operations, net of tax

Total reclassifications for the period	($17.3)

2016:
Loss on derivative instruments	($26.4)	Cost of providing services and products sold and Selling, general and administrative
Tax benefit	10.1	Income tax expense

Loss on derivative instruments, net of tax	(16.3)	Income from Continuing Operations, net of tax

Adjustments of pension and other post employment obligations	(10.9)	Selling, general and administrative
Tax benefit	4.1	Income tax expense

Adjustment of pension and other post employment obligations, net of tax	(6.8)	Income from Continuing Operations, net of tax

Total reclassifications for the period	($23.1)

16.	ADDITIONAL FINANCIAL INFORMATION

	At December 31,
	2017	2016
Property and equipment, net:
Land	$6.9	$6.9
Buildings	104.8	104.8
Leasehold improvements	348.4	325.9
Equipment	538.2	552.1
Software	350.0	366.7
Construction in progress and other	26.2	32.8

	1,374.5	1,389.2
Less: Accumulated depreciation	(1,114.5)	(1,085.1)

	$260.0	$304.1

Payables and other current liabilities:
Accounts payable	$41.3	$53.9
Accrued income and other taxes	41.9	44.1
Accrued payroll-related expenses	131.6	132.0
Derivative liabilities	17.6	33.6
Accrued expenses, other	63.5	63.7
Restructuring and exit costs	8.7	0.8
Deferred revenue and government grants	17.5	17.7

	$322.1	$345.8

17.	INDUSTRY SEGMENT AND GEOGRAPHIC OPERATIONS

Geographic Operations

The following table presents certain geographic information regarding the Company’s operations. The Company attributes revenues from external customers to the country of domicile of the Convergys legal entity that is party to each customer contract.

	Year Ended December 31,
	2017	2016	2015
Revenues:
United States	$2,066.6	$2,321.2	$2,385.6
Rest of World	725.5	592.4	565.0

	$2,792.1	$2,913.6	$2,950.6

	At December 31,
	2017	2016
Long-lived Assets:
United States	$832.6	$869.3
Philippines	176.5	192.6
Rest of World	547.9	525.1

	$1,557.0	$1,587.0

Concentrations

The Company derives significant revenues from AT&T. Revenues from AT&T (including DIRECTV in all years) were 16.8%, 20.5% and 21.3% of the Company’s consolidated revenues from continuing operations for

2017, 2016 and 2015, respectively. Related accounts receivable from AT&T totaled $69.4 and $93.7 at December 31, 2017 and 2016, respectively. No other client accounted for more than 10% of our consolidated revenues for 2017, 2016 or 2015.

16.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter(a)	Total
2017:
Revenues	$727.6	$686.8	$688.3	$689.4	$2,792.1
Operating Income	48.8	48.8	48.1	51.5	197.2
Net Income	37.9	39.8	34.8	8.9	121.4
Basic Earnings Per Common Share	$0.40	$0.42	$0.38	$0.10	$1.30
Diluted Earnings Per Common Share	$0.38	$0.40	$0.35	$0.09	$1.22

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter(b)	Total
2016:
Revenues	$722.2	$692.3	$741.2	$757.9	$2,913.6
Operating Income	60.4	46.3	50.6	57.2	214.6
Income from Continued Operations, net of tax	44.5	33.2	37.7	17.5	133.0
Income from Discontinued Operations, net of tax	—	—	10.0	—	10.0
Net Income	44.5	33.2	47.7	17.5	143.0
Basic Earnings Per Common Share:
Continuing Operations	$0.46	$0.35	$0.39	$0.18	$1.39
Discontinued Operations	—	—	0.11	—	0.10
Basic Earnings Per Common Share	$0.46	$0.35	$0.50	$0.18	$1.49
Diluted Earnings Per Common Share
Continuing Operations	$0.43	$0.32	$0.36	$0.17	$1.30
Discontinued Operations	—	—	0.10	—	0.10
Basic Earnings Per Common Share	$0.43	$0.32	$0.46	$0.17	$1.40

(a)

Fourth quarter 2017 includes a decrease in operating income of $8.2 resulting from $0.4 of integration-related expenses associated with Convergys’ acquisition of Stream and buw, $0.6 of depreciation expense resulting from the fair value write-up of property and equipment acquired from Stream and buw and $7.2 of amortization expense related to acquired intangible assets. Fourth quarter 2017 also includes a $0.5 pension settlement charge and a $32.3 net impact to income tax expense resulting from the enactment of the 2017 Tax Act.

(b)

Fourth quarter 2016 includes a decrease in operating income of $9.9 resulting from $1.4 of integration-related expenses associated with Convergys’ acquisition of Stream and buw, $0.1 of expense associated with the acquisition of buw, $1.1 of depreciation expense resulting from the fair value write- up of property and equipment acquired from Stream and buw and $7.3 of amortization expense related to acquired intangible assets. Fourth quarter 2016 also includes a $4.8 pension settlement charge and $20.3 of tax expense associated with the restructuring of the Company’s legal entity structure and repatriation of earnings into primarily non-U.S. jurisdictions that provided the Company with increased flexibility to manage its strategic priorities.

The sum of the quarterly earnings per common share may not equal the annual amounts reported because per share amounts are computed independently for each quarter and for full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

CONVERGYS CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(In millions)

		Additions
Description	Balance at Beginning of Period	Charged to Expense		Acquisition and Other Changes	Deductions	Balance at End of Period
Year 2017
Allowance for Doubtful Accounts	$5.8	$5.1		$—	($6.1)[a]	$4.8
Deferred Tax Asset Valuation Allowance	$37.6	$14.2	[b]	$—	($2.7)[c]	$49.1

Year 2016
Allowance for Doubtful Accounts	$5.3	$6.2		$0.6	($6.3)[a]	$5.8
Deferred Tax Asset Valuation Allowance	$36.2	$3.6	[d]	$—	($2.2)[e]	$37.6

Year 2015
Allowance for Doubtful Accounts	$8.1	$4.2		$—	($7.0)[a]	$5.3
Deferred Tax Asset Valuation Allowance	$39.3	$3.1	[d]	$—	($6.2)[e]	$36.2

[a]	Primarily includes amounts written-off as uncollectible.
[b]

Primarily relates to valuation allowances recorded for state operating loss carryforwards, foreign operating loss carryforwards, and capital loss carryforwards, as well as the impact of a reduction in the U.S. federal benefit of state income tax as a result of the reduction in the U.S. federal tax rate from 35% to 21%.

[c]	Primarily relates to the impact on existing valuation allowances of the U.S. federal tax rate reduction from 35% to 21%.
[d]	Amounts related to valuation allowances recorded for state and non-U.S. operating loss carryforwards and capital loss carryforwards.
[e]

Primarily includes the release of state and non-U.S. valuation allowances related to the utilization of net operating losses and adjustments of valuation allowances related to state net operating losses and state tax credits.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF CONVERGYS CORPORATION

CONVERGYS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Amounts in millions except per share amounts)	2018	2017	2018	2017
Revenues	$654.1	$688.3	$1,977.7	$2,102.8
Costs and Expenses:
Cost of providing services and products sold(1)	408.3	428.1	1,233.8	1,305.1
Selling, general and administrative	170.4	175.5	512.1	527.1
Depreciation	20.2	26.2	66.0	80.6
Amortization	6.1	7.2	19.2	21.7
Restructuring charges	2.6	2.4	31.4	19.1
Transaction and integration costs	14.1	0.8	24.3	3.4

Total costs and expenses	621.7	640.2	1,886.8	1,957.0

Operating Income	32.4	48.1	90.9	145.8
Other income, net	(1.0)	(1.6)	0.5	1.2
Interest expense	(3.6)	(4.5)	(12.2)	(14.0)

Income before Income Taxes	27.8	42.0	79.2	133.0
Income tax expense	8.4	7.2	16.1	20.5

Net Income	$19.4	$34.8	$63.1	$112.5

Basic Earnings per Common Share	$0.21	$0.38	$0.69	$1.20
Diluted Earnings per Common Share	$0.20	$0.35	$0.64	$1.12
Weighted Average Common Shares Outstanding:
Basic	91.1	92.8	91.3	93.6
Diluted	98.1	99.8	98.4	100.7
Cash dividends declared per share	$0.11	$0.10	$0.22	$0.19

(1)	Exclusive of depreciation and amortization, with the exception of amortization of deferred charges.

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONVERGYS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2018	2017	2018	2017
Net Income	$19.4	$34.8	$63.1	$112.5
Other Comprehensive (Loss) Income, net of tax:
Foreign currency translation adjustments	(5.1)	5.7	(11.5)	18.2
Change related to pension liability	1.6	(0.1)	(1.3)	1.6
Unrealized (loss) gain on hedging activities	(2.1)	2.1	(33.7)	17.8

Total other comprehensive (loss) income	(5.6)	7.7	(46.5)	37.6

Total Comprehensive (Loss) Income	$13.8	$42.5	$16.6	$150.1

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONVERGYS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in millions)	(Unaudited) At September 30, 2018	At December 31, 2017
ASSETS
Current Assets:
Cash and cash equivalents	$99.1	$193.7
Short-term investments	13.0	13.5
Receivables, net of allowances of $3.5 and $4.8	544.7	567.2
Prepaid expenses	44.9	35.9
Other current assets	54.9	47.4

Total current assets	756.6	857.7
Property and equipment, net	230.0	260.0
Goodwill	930.9	937.9
Other intangibles, net	265.0	287.3
Deferred income tax assets	31.6	21.3
Other assets	39.2	50.5

Total Assets	$2,253.3	$2,414.7

LIABILITIES AND SHAREHOLDERS’ EQUITY Current Liabilities:
Debt and capital lease obligations maturing within one year	$0.3	$0.9
Payables and other current liabilities	335.4	322.1

Total current liabilities	335.7	323.0
Long-term debt and capital lease obligations	150.9	267.7
Deferred income tax liabilities	199.5	222.6
Accrued pension liabilities	92.8	94.7
Other long-term liabilities	41.6	69.5

Total liabilities	820.5	977.5

Convertible debentures conversion feature	57.9	59.5
Shareholders’ Equity:
Preferred shares—without par value, 5.0 authorized; none issued or outstanding	—	—
Common shares—without par value, 500.0 authorized; 92.9 and 92.5 issued, 91.1 and 91.8 outstanding, as of September 30, 2018 and December 31, 2017, respectively	13.1	2.5
Treasury stock—1.8 and 0.6 shares as of September 30, 2018 and December 31, 2017, respectively	(42.8)	(16.0)
Retained earnings	1,522.5	1,457.8
Accumulated other comprehensive loss	(118.0)	(66.6)

Total shareholders’ equity	1,432.8	1,377.7

Total Liabilities and Shareholders’ Equity	$2,253.3	$2,414.7

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONVERGYS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
(Amounts in millions)	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$63.1	$112.5

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	85.2	102.3
Deferred income tax benefit	(0.3)	(13.2)
Stock compensation expense	12.3	12.5
Changes in assets and liabilities, net of acquisitions:
Change in receivables	22.5	(8.2)
Change in other current assets	(16.0)	2.6
Change in deferred charges, net	(0.5)	0.3
Change in other assets and liabilities	(29.5)	(1.3)
Change in payables and other current liabilities	(14.6)	(21.4)

Net cash provided by operating activities	122.2	186.1

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(41.8)	(44.9)
Net proceeds from sale of joint venture interest previously acquired in the buw acquisition	—	0.7

Net cash used in investing activities	(41.8)	(44.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of other long-term debt (term loan)	—	100.0
Repayments of other long-term debt (term loan and capital lease obligations)	(101.4)	(216.4)
Proceeds from Asset Securitization Facility	666.9	643.7
Repayment of Asset Securitization Facility	(685.0)	(548.7)
Repurchase of common shares	(27.1)	(65.9)
Proceeds from exercise of stock options	—	0.8
Payments of dividends	(28.4)	(26.4)

Net cash used in financing activities	(175.0)	(112.9)

Net (decrease) increase in cash and cash equivalents	(94.6)	29.0
Cash and cash equivalents at beginning of period	193.7	138.8

Cash and cash equivalents at end of period	$99.1	$167.8

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions except per share amounts)

1.	BACKGROUND AND BASIS OF PRESENTATION

Convergys Corporation (Convergys or the Company) is a global leader in customer experience outsourcing, focused on bringing value to its clients through every customer interaction. As of September 30, 2018, Convergys had approximately 110,000 employees in 33 countries, interacting with our clients’ customers in 58 languages. In order to help clients serve their customers, Convergys operates 133 contact centers. Convergys leverages its geographic footprint and comprehensive capabilities to help leading companies create quality customer experiences across multiple interaction channels, such as voice, chat, email and interactive voice response.

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting (U.S. GAAP) and U.S. Securities and Exchange Commission (SEC) regulations and, in the opinion of management, include all adjustments necessary for a fair presentation of the results of operations, financial position and cash flows for each period shown. All adjustments are of a normal and recurring nature. Certain information and footnote disclosures normally included in Financial Statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted. Interim Consolidated Financial Statements are not necessarily indicative of the financial position or operating results for an entire year. These interim Consolidated Financial Statements should be read in conjunction with the audited Financial Statements and the Notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

In July 2018, the Financial Accounting Standards Board FASB issued Accounting Standards Update (ASU) 2018-09, Codification Improvements. This standard does not prescribe any new accounting guidance, but instead makes minor improvements and clarifications of several different FASB Accounting Standards Codification areas based on comments and suggestions made by various stakeholders. Certain updates are applicable immediately while others provide for a transition period to adopt as part of the next fiscal year beginning after December 15, 2018. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU permits companies to reclassify disproportionate tax effects in accumulated other comprehensive income (AOCI) caused by the Tax Cuts and Jobs Act of 2017 (the 2017 Tax Act) to retained earnings. The Company elected to early adopt this standard as of January 1, 2018, on a prospective basis, resulting in a $6.0 reclassification adjustment, using a specific identification method, that increased retained earnings and decreased AOCI.

In May 2017, the FASB issued ASU 2017-09, Stock Compensation—Scope of Modification Accounting. This ASU clarifies which changes to the terms or conditions of a share-based payment award require the application of modification accounting under ASC 718. The Company adopted this standard as of January 1, 2018. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. This ASU eliminates the two- step process that required identification of potential impairment and a separate measure of the actual impairment. Goodwill impairment charges, if any, would be determined by the difference between a reporting unit’s carrying value and its fair value (impairment loss is limited to the carrying value). This standard is effective for annual or any interim goodwill impairment tests beginning after December 15, 2019. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The objective of this update is to provide additional guidance and reduce diversity in practice when classifying certain transactions within the statement of cash flows. In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This new standard requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. These standards are effective for financial statements issued for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted these standards as of January 1, 2018 utilizing the retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU will require lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as finance leases or operating leases. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842 (Leases), which provides narrow amendments to clarify how to apply certain aspects of the new lease standard. Both standards are effective for fiscal years beginning after December 15, 2018, including interim periods within those annual periods and are to be applied utilizing a modified retrospective approach. The Company will adopt these standards on January 1, 2019 and is currently assessing the effects that adoption of the new standards will have on its consolidated financial statements and related disclosures, as well as its processes, systems and internal controls. The Company currently expects adoption of these standards will result in a material increase to the assets and liabilities reported on the Company’s Consolidated Balance Sheets.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The standard applies one comprehensive revenue recognition model across all contracts, entities and sectors. The core principal of the new standard is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard includes cost guidance, whereby all direct and incremental costs to obtain or fulfill a contract with a customer are capitalized and amortized over the corresponding period of benefit. The Company adopted this standard for all contracts with customers outstanding on January 1, 2018 using the modified retrospective adoption method, which resulted in a $3.2 adjustment to the opening balance of retained earnings. Results for reporting periods after January 1, 2018 are presented under ASU 2014-09, while prior period amounts are not adjusted and continue to be reported in accordance with the accounting standards in effect for those periods. The largest adoption impacts to the Company’s consolidated financial statements resulted from the new qualitative and quantitative disclosures provided in Note 4, and the capitalization of certain direct and incremental contract costs that are now being capitalized and amortized over the estimated period of benefit of the corresponding contracts. The new standard does not have an impact on the timing or revenue recognition pattern of any of our identified revenue streams. The cumulative effect of the changes made to our January 1, 2018 Consolidated Balance Sheet for the adoption of ASU 2014-09 were as follows:

Consolidated Balance Sheet Caption	Balance at December 31, 2017	Adjustments Due to ASU 2014-09	Balance at January 1, 2018
Assets
Other current assets	$47.4	$2.0	$49.4
Total current assets	$857.7	$2.0	$859.7
Other assets	$50.5	$2.3	$52.8
Total Assets	$2,414.7	$4.3	$2,419.0

Liabilities and Shareholders’ Equity
Deferred income tax liabilities	$222.6	$1.1	$223.7
Total liabilities	$977.5	$1.1	$978.6
Retained Earnings	$1,457.8	$3.2	$1,461.0
Total shareholders’ equity	$1,377.7	$3.2	$1,380.9
Total Liabilities and Shareholders’ Equity	$2,414.7	$4.3	$2,419.0

The impacts to the Company’s Consolidated Statement of Income for the three and nine months ended September 30, 2018, as a result of the adoption of ASU 2014-09 were as follows:

	Three Months Ended September 30, 2018
Consolidated Statement of Income Caption	As Reported	Amounts Without Adoption of ASU 2014-09	Effect of Change
Selling, general and administrative	$170.4	$171.4	($1.0)
Total costs and expenses	$621.7	$622.7	($1.0)
Operating Income	$32.4	$31.4	$1.0
Income before Income Taxes	$27.8	$26.8	$1.0
Income tax expense	$8.4	$8.7	($0.3)
Net Income	$19.4	$18.7	$0.7

	Nine Months Ended September 30, 2018
Consolidated Statement of Income Caption	As Reported	Amounts Without Adoption of ASU 2014-09	Effect of Change
Selling, general and administrative	$512.1	$514.2	($2.1)
Total costs and expenses	$1,886.8	$1,888.9	($2.1)
Operating Income	$90.0	$87.9	$2.1
Income before Income Taxes	$79.2	$77.1	$2.1
Income tax expense	$16.1	$16.7	($0.6)
Net Income	$63.1	$61.6	$1.5

The impacts to the Company’s Consolidated Balance Sheet as of September 30, 2018, as a result of the adoption of ASU 2014-09 were as follows:

	Balance at September 30, 2018
Consolidated Balance Sheet Caption	As Reported Assets	Balances Without Adoption of ASU 2014-09	Effect of Change
Other current assets	$67.9	$64.9	$3.0
Total current assets	$756.6	$753.6	$3.0
Other assets	$39.2	$36.2	$3.0
Total assets	$2,253.3	$2,247.3	$6.0

Liabilities and Shareholders’ Equity
Deferred income tax liabilities	$199.5	$197.8	$1.7
Total liabilities	$820.5	$818.8	$1.7
Retained earnings	$1,522.5	$1,518.2	$4.3
Total shareholders’ equity	$1,432.8	$1,428.5	$4.3
Total Liabilities and Shareholders’ Equity	$2,253.3	$2,247.3	$6.0

3.	SYNNEX MERGER

On June 28, 2018, Convergys entered into an Agreement and Plan of Merger (as amended, modified or supplemented from time to time, the Merger Agreement) with SYNNEX Corporation (SYNNEX) under which SYNNEX will acquire Convergys in a cash and stock transaction.

The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, (1) Delta Merger Sub I Inc., a wholly owned subsidiary of SYNNEX, will be merged with and into the Company (the Initial Merger), with the Company surviving the Initial Merger as a wholly owned subsidiary of SYNNEX, and (2) immediately following the Initial Merger, the Company will be merged with and into Delta Merger Sub II LLC, a wholly owned subsidiary of SYNNEX (the Subsequent Merger, and together with the Initial Merger, the Mergers), with Delta Merger Sub II surviving the Subsequent Merger as a wholly owned subsidiary of SYNNEX.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Initial Merger, each Company common share issued and outstanding immediately prior to the effective time of the Initial Merger (other than certain excluded shares) will automatically be converted into the right to receive (1) $13.25 in cash, without interest, and (2) 0.1193 of shares of SYNNEX common stock, par value $0.001 per share, subject to adjustment as provided in the Merger Agreement in the event that the trading price of SYNNEX common stock prior to the closing of the Mergers increases or decreases by more than 10% from a baseline price.

On October 5, 2018 the Merger closed.

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue Recognition Policy

More than 95% of the Company’s revenues are derived from fees for customer experience outsourcing services provided to the Company’s clients. Revenues from our contracts to provide these services relate to a single performance obligation to stand ready to provide services to the customer. The Company recognizes these revenues over time as services are performed based on the volumes of services provided and contractual rates. The Company’s remaining revenues, which represent less than 5% of the Company’s total revenues, are derived from the sale of premise-based and hosted self-care and technology solutions and provision of professional services. Revenues from the sale of these solutions and provision of these services are recognized over time as solutions or services are provided over the duration of the contract, using contractual rates. These contracts are typically one year or less in duration.

Certain of our contracts, primarily for agent-related services, include pricing terms and conditions that include components of variable consideration. The variable consideration is typically in the form of performance-related bonus and penalty provisions that are determined based upon our meeting, or not meeting, agreed-upon service levels and performance metrics specified within the contract. Some contracts also contain discounts that the client can earn through the achievement of specified volume levels or through early payment for services provided by Convergys. Each component of variable consideration is earned based on the Company’s actual performance during the measurement period specified within the contract (typically monthly for bonus and penalty provisions and either quarterly or annually for volume discounts). In order to determine the transaction price, the Company estimates the variable consideration using the most likely amount method, based on the specific contract provisions and known performance results during the relevant measurement period. When determining if variable consideration should be constrained, the Company considers whether factors outside its control could result in a significant reversal of revenue. In making these assessments, the Company considers the likelihood and magnitude of a potential reversal. The Company’s performance period generally corresponds with the monthly invoice period. Given our historical experiences and relatively short duration of periods subject to variable consideration adjustments, no constraints on our revenue recognition were applied during the first nine months of 2018. The Company reassesses these estimates during each reporting period.

Disaggregation of Revenue

We provide services to companies across a variety of industries including communications, technology, retail, financial services, healthcare and other. The following table presents our disaggregated revenue from customers by key industry vertical for the three and nine months ended September 30, 2018 and 2017.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenues:
Communications	$275.0	$327.3	$839.5	$987.1
Technology	144.5	141.5	435.3	444.0
Retail	85.2	70.0	238.4	219.6
Financial Services	63.4	51.0	208.7	181.3
Healthcare	47.5	43.5	143.9	138.1
Other	38.6	55.0	111.9	132.7

Total Revenues	$654.2	$688.3	$1,977.7	$2,102.8

While most of our contracts are priced in U.S. dollars, we also recognize revenue under contracts that are denominated in euros, British pounds, Australian dollars, Canadian dollars or other currencies. The following table presents the Company’s U.S. dollar equivalent revenue by currency for the three and nine months ended September 30, 2018 and 2017.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
U.S. Dollar Revenue by Currency:
U.S. dollar	$482.1	$514.5	$1,448.7	$1,610.9
Euro	87.3	87.2	267.8	244.8
British pound	47.5	48.2	152.4	130.1
Australian dollar	12.4	17.8	36.2	46.8
Canadian dollar	9.7	8.9	29.5	26.9
Other	15.2	11.7	43.1	43.3

Total Revenues	$654.2	$688.3	$1,977.7	$2,102.8

Costs to Obtain a Contract

The Company capitalizes commission expenses paid to our sales personnel when the commissions are deemed to be incremental for obtaining new agent-related services contracts. The deferred commissions are amortized on a straight-line basis over the expected period of benefit. We review the deferred commission balances for impairment on an ongoing basis. Deferred commissions are classified as current or noncurrent based on the timing of when we expect to recognize the expense. The current and noncurrent portions are included in Other current assets and Other assets, respectively, on the Company’s Consolidated Balance Sheets. As of September 30, 2018, the current and noncurrent assets related to deferred commissions totaled $2.7 and $2.8, respectively. During the three and nine months ended September 30, 2018, we recorded $0.8 and $2.3, respectively, of amortization expense related to deferred commissions. This expense is classified in Selling, general and administrative expense on the Consolidated Statements of Income.

Receivables and Allowance for Doubtful Accounts

Trade receivables are comprised of amounts owed to the Company by clients and are presented net of an allowance for doubtful accounts. Contracts with individual clients determine when receivables are due, generally within 30 to 60 days, and whether interest is accrued on late payments. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable balance. The Company regularly reviews the adequacy of its allowance for doubtful accounts. The Company determines the allowance based on historical write-off experience and current economic conditions and also considers factors such as customer credit, past transaction history with the customer and changes in customer payment terms when determining whether the collection of a receivable is reasonably assured. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Volume Discounts

Certain contracts with customers contain discounts that the client can earn through the achievement of specified volume levels or through early payment for services provided by Convergys. The Company maintains a liability for these discounts within Payables and other current liabilities on its Consolidated Balance Sheets. The liabilities for these discounts totaled $4.4 as of September 30, 2018.

5.	EARNINGS PER SHARE AND SHAREHOLDERS’ EQUITY

Earnings per Share

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations:

Shares (in millions)	Shares	Net Income	Per Share Amount
Three Months Ended September 30, 2018
Basic EPS	91.1	$19.4	$0.21
Effect of dilutive securities:
Stock-based compensation arrangements	0.6	—	—
Convertible Debt	6.4	—	(0.01)

Diluted EPS	98.1	$19.4	$0.20

Nine Months Ended September 30, 2018
Basic EPS	91.3	$63.1	$0.69
Effect of dilutive securities:
Stock-based compensation arrangements	0.7	—	(0.01)
Convertible Debt	6.4	—	(0.04)

Diluted EPS	98.4	$63.1	$0.64

Three Months Ended September 30, 2017
Basic EPS	92.8	$34.8	$0.38
Effect of dilutive securities:
Stock-based compensation arrangements	0.7	—	—
Convertible Debt	6.3	—	(0.03)

Diluted EPS	99.8	$34.8	$0.35

Nine Months Ended September 30, 2017
Basic EPS	93.6	$112.5	$1.20
Effect of dilutive securities:
Stock-based compensation arrangements	0.8	—	(0.01)
Convertible Debt	6.3	—	(0.07)

Diluted EPS	100.7	$112.5	$1.12

The diluted EPS calculation for the three and nine months ended September 30, 2018 excludes 0.3 performance-based restricted stock units granted in 2016, as the performance criteria has not yet been achieved, as well as 0.4 performance-based restricted stock units (0.1 and 0.3 granted in 2018 and 2017, respectively), as performance criteria for the third year of the 2017 grants and the second and third years of the 2018 grants have not yet been fully defined, thereby precluding a grant for accounting purposes due to a lack of a mutual understanding of the terms of the stock-based awards.

The diluted EPS calculation for the three and nine months ended September 30, 2018 includes 6.4 shares associated with the Company’s convertible debt. As described more fully in Note 7, during 2009, the Company issued approximately $125.0 aggregate principal amount of 5.75% Junior Subordinated Convertible Debentures due 2029 (2029 Convertible Debentures). The 2029 Convertible Debentures were convertible, subject to certain conditions, into shares of the Company’s common stock at an initial implied conversion price of approximately $12.07 per share, or eighty-two and eighty-two hundredths shares per one thousand dollars in principal amount of debentures. The conversion rate is subject to adjustment for certain events outlined in the indenture governing the 2029 Convertible Debentures (the Indenture), including payment of dividends. As of September 30, 2018, the implied conversion price for the 2029 Convertible Debentures was approximately $11.02 per share, or ninety and seventy-seven hundredths shares per one thousand dollars in principal amount of debentures.

Shareholders’ Equity

The Company repurchased 0.1 and 1.2 of its common shares during the three and nine months ended September 30, 2018 at an average price of $23.08 and $23.10 per share for a total of $10.0 and $26.8. Based upon the timing of transactions, $0.3 of the shares repurchased during December 2017 settled during the first quarter of 2018.

As of September 30, 2018, the Company had the authority to repurchase $34.7 of outstanding common shares pursuant to the Board of Directors’ August 2015 authorization to increase the remaining authorized share repurchases to $250.0 in the aggregate. The timing and terms of any future transactions will depend on a number of considerations including market conditions, our available liquidity and capital needs, and limits on share repurchases that may be applicable under the covenants in our Credit Agreement. Pursuant to the Merger Agreement with SYNNEX, we may not, without SYNNEX’s consent, repurchase shares prior to the closing of the Mergers or termination of the Merger Agreement.

Dividends

During 2017 and 2018, the Company’s Board of Directors declared the following dividends per common share, which were paid by the Company on the payment dates listed below:

Announcement Date	Record Date	Dividend Amount	Payment Date
February 22, 2017	March 24, 2017	$0.09	April 7, 2017
May 8, 2017	June 23, 2017	$0.10	July 7, 2017
August 8, 2017	September 22, 2017	$0.10	October 6, 2017
November 7, 2017	December 22, 2017	$0.10	January 5, 2018
February 21, 2018	March 23, 2018	$0.10	April 6, 2018
May 8, 2018	June 22, 2018	$0.11	July 6, 2018
August 6, 2018	September 21, 2018	$0.11	October 2, 2018

The Board expects that future cash dividends will be paid on a quarterly basis until the closing of the Mergers. However, any decision to pay future cash dividends will be subject to Board approval, and will depend on the Company’s future earnings, cash flow, financial condition, financial covenants and other relevant factors.

The Merger Agreement with SYNNEX limits our ability to pay dividends. The Merger Agreement generally provides that prior to the closing of the Mergers or termination of the Merger Agreement, we cannot, without SYNNEX’s consent, make, declare or pay any dividend on our common shares other than regular quarterly cash dividends not in excess of $0.11 per share.

6.	GOODWILL AND OTHER INTANGIBLE AND LONG-LIVED ASSETS

Goodwill

Goodwill was $930.9 at September 30, 2018 compared to $937.9 at December 31, 2017. This decrease was due to foreign currency translation. The Company tests goodwill for impairment annually as of October 1 and at other times if events have occurred or circumstances exist that indicate the carrying value of goodwill may no longer be recoverable. Goodwill impairment testing is performed at the reporting unit level, one level below the business segment. The Company’s reporting units are Customer Management—Agent Services and Customer Management—Customer Interaction Technology (CIT). As of September 30, 2018 and December 31, 2017, all goodwill was held by the Customer Management—Agent Services reporting unit.

The annual impairment test performed as of October 1, 2018 indicated that the fair value of the Customer Management—Agent Services reporting unit was substantially in excess of its carrying value.

Other Intangible Assets

The Company’s other intangible assets, primarily acquired through business combinations, are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amounts. No impairment charges were recognized in any period presented. As of September 30, 2018 and December 31, 2017, the Company’s other intangible assets consisted of the following:

September 30, 2018	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships and other intangibles	$480.4	($215.4)	$265.0
Trademarks	26.8	(26.8)	—
Software (classified within Property and equipment, net)	41.3	(41.3)	—

Total	$548.5	($283.5)	$265.0

December 31, 2017
Customer relationships and other intangibles	$484.6	($198.0)	$286.6
Trademarks	27.0	(26.3)	0.7
Software (classified within Property and equipment, net)	41.3	(41.3)	—

Total	$552.9	($265.6)	$287.3

The customer relationship and other intangible assets are being amortized for 1 to 17 years. The remaining weighted average amortization period for customer relationships and other intangibles is approximately 11.7 years. Amortization of software is included within depreciation expense as the underlying assets are classified within property and equipment.

Amortization expense for intangibles was $19.2 for the nine months ended September 30, 2018 and is estimated to be approximately $25.3 for the year ended December 31, 2018. The related estimated expense for the five subsequent fiscal years is as follows:

For the year ended 2019	$24.5
For the year ended 2020	23.8
For the year ended 2021	22.1
For the year ended 2022	21.8
For the year ended 2023	21.8
Thereafter	144.9

7.	DEBT AND CAPITAL LEASE OBLIGATIONS

Debt and capital lease obligations consisted of the following:

	September 30, 2018	December 31, 2017
Term Loan, due 2019	$—	$99.3
Convertible Debentures, due 2029	67.1	65.5
Capital Lease Obligations	0.4	2.1
Accounts Receivable Securitization	84.9	103.0

Total Debt	152.4	269.9
Less debt issuance costs	1.2	1.3

Total debt, net	151.2	268.6
Less current maturities	0.3	0.9

Long-term debt	$150.9	$267.7

Merger Agreement with SYNNEX

The Merger Agreement with SYNNEX limits our ability to incur additional indebtedness or to modify the terms of our outstanding debt obligations. The Merger Agreement generally provides that prior to the closing of the Mergers or termination of the Merger Agreement, we cannot, without SYNNEX’s consent, incur, assume, endorse, guarantee or otherwise become liable for, or modify in any material respect the terms of any indebtedness for borrowed money or issue or sell any debt securities or any rights to acquire any debt securities, subject to certain exceptions (including borrowings under our Revolving Credit Facility and our asset securitization facility).

Credit Facility

On January 11, 2017 (the Effective Date), the Company entered into a new credit agreement (Credit Agreement) and repaid all amounts outstanding and terminated all commitments under its previously existing credit agreement (Prior Credit Agreement) using initial borrowings under the Credit Agreement as well as borrowings under the Company’s asset securitization facility. The Credit Agreement consists of a $215.0 unsecured term loan facility (Term Loan), maturing on March 3, 2019, and a $300.0 unsecured revolving credit facility (Revolving Credit Facility), maturing on January 11, 2022. On the Effective Date, the Company drew $100.0 in initial borrowings under the Term Loan. A $1.0 extinguishment loss was recognized on the Effective Date and is included in Interest expense on the Consolidated Statements of Income for the nine months ended September 30, 2017.

The Revolving Credit Facility may be extended for two additional one-year periods, subject to the satisfaction of certain conditions set forth in the Credit Agreement. In addition, aggregate borrowing capacity under the Credit Agreement may be increased by up to an additional $250.0 million by increasing the amount of the Revolving Credit Facility or by incurring additional term loans, in each case subject to the satisfaction of certain conditions set forth in the Credit Agreement, including the receipt of additional commitments for such increase. Borrowings outstanding under the Credit Agreement may be repaid from time to time without premium or penalty, other than customary breakage costs, if any. Borrowings outstanding under the Credit Agreement bear interest at a fluctuating rate per annum equal to, at the Company’s option, either (a) the applicable adjusted LIBOR plus a spread based on the Company’s total net leverage ratio, or (b) a base rate (equal to the higher of the Administrative Agent’s prime rate, the federal fund rate plus 0.50%, and the one-month adjusted LIBOR plus 1.0%) plus a spread based on the Company’s total net leverage ratio. The Company is also obligated to pay a commitment fee on a quarterly basis on the unused portion of the commitments under the Revolving Credit Facility based on the Company’s total net leverage ratio, which fee is currently 25 basis points. While amounts borrowed and repaid under the Revolving Credit Facility can be re-borrowed, amounts repaid under the Term

Loan cannot be borrowed again under the Credit Agreement. The Credit Agreement contains certain affirmative and negative covenants, as well as terms and conditions that are customary for credit facilities of this type, including financial covenants for leverage and interest coverage ratios. The Company was in compliance with all covenants at September 30, 2018. Total borrowing capacity remaining under the Revolving Credit Facility was $300.0, with the borrowings under the Term Loan fully repaid as of September 30, 2018. On October 5, 2018, the Credit Agreement was terminated in conjunction with the closing of the Merger.

Convertible Debentures

During 2009, Convergys issued $125.0 aggregate principal amount of 5.75% Junior Subordinated Convertible Debentures due September 2029 (2029 Convertible Debentures) in exchange for $122.5 of 4.875% Unsecured Senior Notes due December 15, 2009, pursuant to an exchange offer. At the date of issuance, the Company recognized the liability component of the 2029 Convertible Debenture at its fair value of $56.3. The liability component was recognized as the fair value of a similar instrument that did not have a conversion feature at issuance. The equity component, which is the value of the conversion feature at issuance, was recognized as the difference between the proceeds from the issuance of the debentures and the fair value of the liability component, after adjusting for the deferred tax impact of $32.7. The 2029 Convertible Debentures were issued at a coupon rate of 5.75%, which was below that of a similar instrument that did not have a conversion feature. Therefore, the valuation of the debt component, using the income approach, resulted in a debt discount. The debt discount is being amortized over the life of a similar debt instrument without a conversion feature, which the Company determined to equal the contractual maturity of the 2029 Convertible Debentures. Amortization is based upon the effective interest rate method and is included in interest expense in the Consolidated Statements of Income.

The 2029 Convertible Debentures, which pay a fixed rate of interest semi-annually, have a contingent interest component that will require the Company to pay additional interest if the trading price of the 2029 Convertible Debentures exceeds a specified threshold at specified times, commencing on September 15, 2019, as outlined in the Indenture. The maximum amount of contingent interest that will accrue is 0.75% per annum of the average trading price of the 2029 Convertible Debentures during the periods specified in the Indenture. The fair value of this embedded derivative was not significant at September 30, 2018 or December 31, 2017.

The Company is not entitled to redeem the 2029 Convertible Debentures prior to September 15, 2019. On or after September 15, 2019, the Company may redeem for cash all or part of the 2029 Convertible Debentures at par value plus accrued but unpaid interest if certain trading conditions of the Company’s common shares are satisfied. The holders of the 2029 Convertible Debentures have the option to require redemption at par value plus accrued but unpaid interest upon the occurrence of a fundamental change, a defined term in the Indenture.

The 2029 Convertible Debentures are convertible at the option of the holders on or after September 15, 2028 and prior to that date only under the following circumstances: (1) during any calendar quarter if the last reported sales price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the applicable conversion price (currently $14.32) for the 2029 Convertible Debentures on each applicable trading day (hereinafter referred to as the Sales Price Condition); (2) during the five business day period immediately following any five consecutive trading day period (the Measurement Period) in which, as determined following a request by a holder of 2029 Convertible Debentures as provided in the Indenture, the trading price per $1,000 principal amount of 2029 Convertible Debentures for each trading day of such Measurement Period was less than 98% of the product of the last reported sale price of the Company’s common shares and the applicable conversion rate for the 2029 Convertible Debentures on each such trading day; (3) if the Company elects to redeem any or all of the 2029 Convertible Debentures; or (4) upon the occurrence of specified corporate events pursuant to the terms of the Indenture. Upon conversion, the Company will pay cash up to the aggregate principal amount of the 2029 Convertible Debentures to be converted and pay or deliver, as the case may be, cash, common shares of the Company or a combination of cash and common shares of the

Company, at the Company’s election, in respect of the remainder, if any, of the Company’s conversion obligation in excess of the aggregate principal amount of the 2029 Convertible Debentures being converted.

The 2029 Convertible Debentures were convertible, subject to certain conditions, into common shares of the Company at an initial implied conversion price of approximately $12.07 per share, or eighty-two and eighty-two hundredths shares per one thousand dollars in principal amount of debentures. As of September 30, 2018, the implied conversion price for the 2029 Convertible Debentures was approximately $11.02 per share, or ninety and seventy-seven hundredths shares per one thousand dollars in principal amount of debentures. The conversion rate is subject to adjustment for certain events outlined in the Indenture, including payment of dividends.

As of September 30, 2018 and December 31, 2017, the 2029 Convertible Debentures were convertible at the option of the holders. This conversion right was triggered upon satisfaction of the Sales Price Condition (the closing price of the Company’s common shares was greater than or equal to $14.39, 130% of the conversion price of the 2029 Convertible Debentures at September 30, 2018, for at least 20 of the 30 consecutive trading days ending on September 30, 2018). As a result, the equity component of the 2029 Convertible Debentures equal to $57.9 (the difference between the par value and carrying value of the 2029 Convertible Debentures at September 30, 2018) has been classified as temporary equity within the September 30, 2018 Consolidated Balance Sheet since this amount was considered redeemable. The Company will reassess the convertibility of the 2029 Convertible Debentures and the related balance sheet classification on a prospective basis. There have been no conversions of the 2029 Convertible Debentures through the date of this filing.

Asset Securitization Facility

During January 2017, the Company amended the terms of its asset securitization facility collateralized by accounts receivable of certain of the Company’s subsidiaries. The amendment resulted in an increased purchase limit of $225.0, with $90.0 and $135.0 expiring in January 2018 and January 2020, respectively. The asset securitization facility was further amended in January 2018 to extend the expiration date for the $90.0 purchase limit to January 2019. The asset securitization program is conducted through Convergys Funding Inc., a wholly-owned bankruptcy remote subsidiary of the Company. As of September 30, 2018 and December 31, 2017, Convergys had drawn $84.9 and $103.0, respectively, in available funding from qualified receivables. Amounts drawn under this facility have been classified as long-term debt within the Consolidated Balance Sheets, based on the Company’s ability and intent to refinance on a long-term basis as of September 30, 2018. Borrowings under the asset securitization program were repaid in full on October 5, 2018 in conjunction with the closing of the Merger.

At September 30, 2018, future minimum payments of the Company’s debt and capital lease arrangements (exclusive of any debt discounts) are as follows:

2018	$0.3
2019	34.1
2020	51.0
2021	—
2022	—
Thereafter	125.0

Total	$210.4

8.	RESTRUCTURING

2018 Restructuring

Company-wide restructuring program

During 2018, the Company initiated a restructuring plan to reduce headcount and consolidate certain contact centers to streamline the Company’s operations. For the nine months ended September 30, 2018, $2.6 of restructuring expense was recorded for facility- related charges. For the nine months ended September 30, 2018, $20.7 of restructuring expense was recorded, which was comprised of $5.0 of severance expense associated with headcount reductions and $15.7 of facility-related charges. This expense is included in Restructuring charges on the Consolidated Statements of Income. The headcount reductions impacted approximately 350 employees and the related severance was substantially paid in cash by September 30, 2018.

The facility-related charges during 2018 are associated with ten site closures and primarily represent the present value of contractually obligated future minimum lease payments and the full impairment of certain abandoned property and equipment. The fair value of these facility obligations was determined using the income approach through a discounted cash flow analysis, based on estimated future contractual costs associated with the impacted facilities, net of proceeds from any probable future sublease agreements. The Company utilized market data to determine the estimated proceeds from any future sublease agreements. The Company will continue to evaluate the estimates used in recording the facilities abandonment charge over the remaining lease period. Consequently, there may be additional reversals or charges relating to these facility closures in the future.

CEO transition costs

On January 25, 2018, the Company announced that Andrea Ayers will transition from her role as President and Chief Executive Officer (CEO) of Convergys. The Company and Ms. Ayers subsequently executed a Separation and Consulting Agreement, effective February 20, 2018. During the nine months ended September 30, 2018, the Company recorded CEO transition costs of $9.0, respectively, associated with certain components of cash and equity-based compensation payable to Ms. Ayers in connection with her separation from the Company, as well as consulting fees associated with the Company’s search process prior to the entrance into the Merger Agreement to identify a successor CEO. This expense is included in Restructuring charges on the Consolidated Statements of Income. The compensation payments related to this expense are subject to the terms and conditions of the Separation and Consulting Agreement and the timing of such payments will, in some cases, depend on the timing of Ms. Ayers’ separation from the Company.

Other severance

The Company recorded other severance expense of $1.7 for the nine months ended September 30, 2018, primarily related to headcount reductions resulting from certain client program completions. These actions impacted approximately 650 employees. This severance expense is included in Restructuring charges on the Consolidated Statements of Income and was fully paid in cash by September 30, 2018.

2017 Restructuring

Company-wide restructuring program

During the first quarter of 2017, the Company recorded restructuring expenses of $12.8 related to a company-wide initiative to reduce headcount and better align the Company’s resources, principally for corporate functions. The 2017 restructuring actions impacted approximately 315 employees. This expense is included in Restructuring charges on the Consolidated Statements of Income and is expected to be substantially paid in cash by December 31, 2018. The total remaining liability under these restructuring actions, which is included in Payables and other current liabilities on the Consolidated Balance Sheets, was $2.3 as of September 30, 2018, and $5.8 as of December 31, 2017.

Other severance

During 2017, the Company recorded other severance expense of $2.2 primarily related to headcount reductions resulting from certain client program completions. These actions impacted approximately 150 employees. This severance expense is included in Restructuring charges on the Consolidated Statements of Income and was fully paid in cash during 2017.

buw integration

During 2017, the Company recorded severance charges of $0.9 related to the elimination of certain redundant positions as a result of the integration of the buw business. This severance expense was included in Transaction and integration costs on the Consolidated Statements of Income and was fully paid in cash by March 31, 2018.

9.	EMPLOYEE BENEFIT PLANS

Pensions

The Company sponsors a frozen defined benefit pension plan, which includes both a qualified and non-qualified portion, for all eligible employees in the U.S. (the cash balance plan) and unfunded defined benefit plans for certain eligible employees in the Philippines, Malaysia and France (together with the cash balance plan, the defined benefit plans). The pension benefit formula for the cash balance plan is determined by a combination of compensation, age-based credits and annual guaranteed interest credits. The qualified portion of the cash balance plan has been funded through contributions made to a trust fund. The Company’s measurement date for all plans is December 31. The plan assumptions are evaluated annually and are updated as deemed necessary.

Components of pension cost and other amounts recognized in other comprehensive income for the Company’s defined benefit plans are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Service cost	$1.2	$1.4	$3.4	$4.1
Interest cost on projected benefit obligation	2.1	1.8	6.3	5.5
Expected return on plan assets	(2.2)	(2.4)	(6.7)	(7.4)
Amortization and deferrals—net	2.4	1.7	6.6	4.6
Settlement	1.8	2.0	1.8	2.0

Total net pension cost	$5.3	$4.5	$11.4	$8.8

The Company recognized non-cash pension settlement charges of $1.8 and 2.0 during the three months ended September 30, 2018 and 2017, respectively.

The Company also sponsors a non-qualified, unfunded executive deferred compensation plan (the EDCP), which permits eligible participants, including executive officers, to defer receipt of certain income. The Company matches up to 100% of the first 3% of a participant’s deferred amounts and 50% of a participant’s next 2% of deferred amounts. The Company match under the EDCP is reduced by the Company match eligible to be received under the Company’s Retirement and Savings Plan.

Components of pension cost and other amounts recognized in other comprehensive loss for the EDCP are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Service cost	$0.4	$0.4	$0.8	$1.3
Interest cost on projected benefit obligation	0.1	0.1	0.2	0.3

Total pension cost	$0.5	$0.5	$1.0	$1.6

10.	STOCK-BASED COMPENSATION PLANS

The Company’s operating results for the three and nine months ended September 30, 2018 included stock-based compensation expense of $5.8 and $16.9, respectively, compared to $4.2 and $12.7, respectively, for the same periods in 2017. Expense for the three and nine months ended September 30, 2018 included expense of $0.7 and $1.6, respectively, related to awards classified as liabilities that will ultimately settle in cash, compared to $0.1 and less than $0.1, respectively, in the prior year periods.

Restricted Stock Units

Time-based Restricted Stock Units

During the nine months ended September 30, 2018 and 2017, the Company granted 0.7 and 0.4 shares, respectively, of time-based restricted stock units. The weighted average grant date fair values of these grants were $25.75 and $24.02, respectively. These time-based grants are scheduled to vest 25% at the first anniversary of the grant date, 25% at the second anniversary and 50% at the third anniversary, with the exception of 0.2 granted in 2018 that are scheduled to vest 50% at the second anniversary and 50% at the third anniversary.

The total compensation cost related to non-vested time-based restricted stock units not yet recognized as of September 30, 2018 was approximately $22.5, which is expected to be recognized over a weighted average period of 2.1 years. Changes to non-vested time-based restricted stock units for the nine months ended September 30, 2018 were as follows:

Shares (in millions)	Number of Shares	Weighted Average Fair Value at Date of Grant
Non-vested at December 31, 2017	1.3	23.46
Granted	0.7	25.75
Vested	(0.6)	23.55
Forfeited	(0.1)	24.90

Non-vested at September 30, 2018	1.3	$24.40

Performance-based Restricted Stock Units

During the nine months ended September 30, 2018 and 2017, the Company granted 0.3 and 0.3 shares, respectively, of performance- based restricted stock units. These grants provide for payout based upon the extent to which the Company achieves certain EPS targets, as determined by the Compensation and Benefits Committee of the Board of Directors, over three-year periods. Payout levels for earned shares range from 50% to 200% of award shares. No payout is earned if performance is below the minimum threshold performance level. At September 30, 2018, the targets for the third year of the 2017 grants and the second and third years of the 2018 grants had not yet been set, the key terms had not been effectively communicated to the recipients, and as such the expense related to these grants had not yet been recognized. These grants have been excluded from the table below.

During the first quarter of 2018, the Company established and communicated to participants the final key terms of the 2016 grants, resulting in grants for accounting purposes with a grant date fair value of $23.58 per share. The total compensation cost related to the 2016 non-vested performance-based restricted stock units not yet recognized as of September 30, 2018 was approximately $1.9, which is expected to be recognized ratably over the remaining vesting period ending in February 2019.

Changes to non-vested performance-based restricted stock units for the nine months ended September 30, 2018 were as follows:

Shares (in millions)	Number of Shares	Weighted Average Fair Value at Date of Grant
Non-vested at December 31, 2017	0.3	21.28
Granted	0.2	23.58
Vested	(0.2)	21.31
Forfeited	—	—

Non-vested at September 30, 2018	0.3	$23.58

Stock Options

Presented below is a summary of Company stock option activity. Prior to 2016, all outstanding stock options were fully vested and the related expense had been fully recognized.

Shares (in millions)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Weighted Average Value at Date of Grant (per shares)
Options outstanding at December 31, 2017	0.3	$13.45	3.4	$3.86

Options exercisable at December 31, 2017	0.3	$13.45	3.4	$3.86

Granted	—	—
Exercised	—	—
Forfeited	—	—

Options outstanding at September 30, 2018	0.3	$13.45	2.9	$3.86

Options exercisable at September 30, 2018	0.3	$13.45	2.9	$3.86

11.	COMMITMENTS AND CONTINGENCIES

Commitments

At September 30, 2018, the Company had outstanding letters of credit and bond obligations of $21.0 related to performance guarantees. The Company believes that any guarantee obligation that may arise will not be material. The Company also has future purchase commitments with telecommunication and transportation providers of $2.8 for the remainder of 2018.

Contingencies

The Company, from time to time, is subject to various loss contingencies, including tax and legal contingencies that arise in the ordinary course of business. The Company accrues for a loss contingency when it is probable that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that any such contingencies, either individually or in the aggregate, will not have a materially adverse effect on the Company’s results of operations or financial condition. However, the outcome of litigation cannot be predicted with certainty, and unfavorable resolution of one or more pending matters could have a materially adverse impact on the Company’s results of operations or financial condition in the future.

12.	FINANCIAL INSTRUMENTS

Derivative Instruments

The Company is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. The Company’s risk management strategy includes the use of derivative instruments to reduce the effects on its operating results and cash flows from fluctuations caused by volatility in currency exchange rates.

The Company serves many of its U.S.-based clients using contact center capacity outside of the U.S. Although the contracts with these clients are typically priced in U.S. dollars, a substantial portion of the costs incurred to deliver services under these contracts are denominated in the local currency of the country where services are provided, which represents a foreign exchange exposure. The Company has hedged a portion of its exposure related to the anticipated cash flow requirements denominated in certain foreign currencies by entering into hedging contracts with several financial institutions to acquire a total of PHP 28,470.0 at a fixed price of $543.2 at various dates through March 2021, INR 8,325.0 at a fixed price of $115.9 at various dates through March 2021, CAD 39.0 at a fixed price of $29.8 at various dates through June 2020 and COP 34,800.0 at a fixed price of $11.4 at various dates through March 2020, and to sell a total of AUD 13.8 at a fixed price of $10.7 at various dates through September 2019. These instruments mature within the next 30 months and had a notional value of $678.0 at September 30, 2018 and $835.5 at December 31, 2017. The derivative instruments discussed above are designated and are effective as cash flow hedges. The following table reflects the fair values of these derivative instruments:

Forward exchange contracts and options designated as hedging instruments:	September 30, 2018	December 31, 2017
Included within other current assets	$2.2	$14.5
Included within other non-current assets	0.1	8.7
Included within other current liabilities	22.9	7.7
Included within other long-term liabilities	10.5	1.7

The Company recorded a deferred tax benefit of $7.8 and deferred tax expense of $3.6 related to these derivatives at September 30, 2018 and December 31, 2017, respectively. A total of $23.3 of deferred losses, net of tax, related to these cash flow hedges were included in accumulated other comprehensive loss (OCL) at September 30, 2018, compared to $10.4 of deferred gains, net of tax, that were included in accumulated other comprehensive income (OCI) at December 31, 2017. As of September 30, 2018, deferred losses of $20.7 ($15.5 net of tax) on derivative instruments included in accumulated OCL are expected to be reclassified into earnings during the next 12 months. The following tables provide the effect of these derivative instruments on the Company’s Consolidated Financial Statements during the three and nine months ended September 30, 2018 and 2017, respectively:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCL on Derivative (Effective Portion)	Gain (Loss) Reclassified from Accumulated OCL into Income (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCL into Income (Effective Portion)
Three Months Ended September 30, 2018
Foreign exchange contracts	($7.8)	($5.0)	Cost of providing services and products sold and Selling, general and administrative
Nine Months Ended September 30, 2018
Foreign exchange contracts	($55.0)	($10.1)	Cost of providing services and products sold and Selling, general and administrative
Three Months Ended September 30, 2017
Foreign exchange contracts	($2.0)	($5.3)	Cost of providing services and products sold and Selling, general and administrative
Nine Months Ended September 30, 2017
Foreign exchange contracts	$10.8	($18.1)	Cost of providing services and products sold and Selling, general and administrative

The gain or loss recognized related to the ineffective portion of the derivative instruments was immaterial for the nine months ended September 30, 2018 and 2017.

The Company also enters into derivative instruments (forwards) to economically hedge the foreign currency impact of assets and liabilities denominated in nonfunctional currencies. During the nine months ended September 30, 2018, a gain of $9.6 was recognized related to changes in fair value of these derivative instruments not designated as hedges, compared to a loss of $17.3 in the same periods in 2017. The gains and losses largely offset the currency gains and losses that resulted from changes in the assets and liabilities denominated in nonfunctional currencies. These gains and losses are classified within other income, net in the accompanying Consolidated Statements of Income. The fair value of these derivative instruments not designated as hedges at September 30, 2018 was an $4.6 receivable.

Short-term Investments

As of September 30, 2018 and December 31, 2017, the Company held investment securities with a fair value of $13.0 and $13.5, respectively, that are held in a grantor trust for the benefit of participants in the EDCP and reflect the hypothetical investment balances of EDCP participants. The securities are classified as trading securities and included within short-term investments in the Consolidated Balance Sheets. The investment securities include exchange-traded mutual funds and money market accounts. These securities are carried at fair value, with gains and losses, both realized and unrealized, reported in other (expense) income, net in the Consolidated Statements of Income. The cost of securities sold is based upon the specific identification method. Interest and dividends on securities classified as trading are included in other (expense) income, net.

13.	FAIR VALUE MEASUREMENTS

U.S. GAAP defines a hierarchy which prioritizes the inputs in measuring fair value. The three levels of the fair value hierarchy are as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; and Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

At September 30, 2018 and December 31, 2017, the Company had foreign currency forward contracts measured at fair value. The fair values of these instruments were measured using valuations based upon quoted prices for similar assets and liabilities in active markets (Level 2) and are valued by reference to similar financial instruments, adjusted for terms specific to the contracts. There were no transfers between the three levels of the fair value hierarchy during the years ended September 30, 2018 and September 30, 2017. The derivative assets and liabilities measured at fair value on a recurring basis as of September 30, 2018 and December 31, 2017 were as follows:

	September 30, 2018	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives:
Foreign currency forward contracts (asset position)	$8.0	$—	$14.1	$—
Foreign currency forward contracts (liability position)	$34.5	$—	$34.3	$—

	December 31, 2017	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives:
Foreign currency forward contracts (asset position)	$24.2	$—	$24.2	$—
Foreign currency forward contracts (liability position)	$19.2	$—	$19.2	$—

The Company also had investment securities held in a grantor trust for the benefit of participants of the EDCP measured at fair value at September 30, 2018 and December 31, 2017. These investments are recorded as short-term investments on the Consolidated Balance Sheets. The fair value of these instruments was measured using the quoted prices in active markets for identical assets (Level 1). There were no transfers between the three levels of the fair value hierarchy during the years ended September 30, 2018 and September 30, 2017. The assets measured at fair value on a recurring basis as of September 30, 2018 and December 31, 2017 were as follows:

	September 30, 2018	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment securities:
Mutual funds	$12.3	$12.3	$—	$—
Money market accounts	0.7	0.7	—	—

Total	$13.0	$13.0	$—	$—

	December 31, 2017	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment securities:
Mutual funds	$12.4	$12.4	$—	$—
Money market accounts	1.1	1.1	—	—

Total	$13.5	$13.5	$—	$—

14.	INCOME TAXES

The effective tax rate on net income from continuing operations was 32.4% and 22.6% for the three and nine months ended September 30, 2018 compared to 17.1% and 15.4% in the same period last year. The effective tax rates for all periods were impacted by the geographic mix of worldwide income and certain discrete items. The effective tax rate for the nine months ended September 30, 2018 was favorably impacted by a net benefit of $8.6 resulting from the resolution of certain tax audits. The effective tax rates for the three and nine months ended September 30, 2018 were negatively impacted by certain transaction costs related to the SYNNEX merger. The effective tax rates for both periods in 2018 were also impacted by the accrual of withholding taxes on the repatriation of current period earnings. In the fourth quarter of 2017, the Company recorded an estimated net discrete tax charge of $34.1 related to the Tax Cuts and Jobs Act (the 2017 Tax Act) that was accounted for as a provisional charge in accordance with Staff Accounting Bulletin No. 118. During the three and nine months ended September 30, 2018, the Company recorded an adjustment of $0.9 and $3.2, respectively, to recognize the imposition of the new minimum tax on global intangible income, which the Company accounts for as a period cost. The Company continues to analyze the impacts of the 2017 Tax Act; and all amounts recorded continue to be provisional.

As of September 30, 2018 and December 31, 2017, the liability for unrecognized tax benefits was $9.2 and $21.3, respectively, and is included in other long-term liabilities in the accompanying Consolidated Balance Sheets. As of September 30, 2018, the total amount of unrecognized tax benefits that would affect income tax expense if recognized in the Consolidated Financial Statements is $8.5. This amount includes net interest and penalties of $3.7. It is reasonably possible that the total amount of unrecognized tax benefits will decrease between approximately $0.2 and $4.0 in the next twelve months; however, actual developments in this area could differ from those currently expected.

15.	PAYABLES AND OTHER CURRENT LIABILITIES

Payables and other current liabilities:	At September 30, 2018	At December 31, 2017
Accounts payable	$72.9	$41.3
Accrued income and other taxes	27.6	41.9
Accrued payroll-related expenses	134.6	131.6
Derivative liabilities	24.0	17.6
Accrued expenses, other	48.7	63.5
Restructuring and exit costs	13.4	8.7
Deferred revenue and government grants	14.2	17.5

	$335.4	$322.1

16.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in the accumulated balances for each component of accumulated other comprehensive income (loss):

	Foreign Currency	Derivative Financial Instruments	Pension Liability	Total
Balance at December 31, 2016	($56.6)	($25.5)	($31.7)	($113.8)
Other comprehensive income before reclassifications, net of tax	3.0	6.0	—	9.0
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	4.7	0.9	5.6
Net current-period other comprehensive income	3.0	10.7	0.9	14.6

Balance at March 31, 2017	($53.6)	($14.8)	($30.8)	($99.2)
Other comprehensive (loss) income before reclassifications	9.5	1.9	—	11.4
Settlement of pension obligation	—	—	—	—
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	3.1	0.8	3.9
Net current-period other comprehensive income	9.5	5.0	0.8	15.3

Balance at June 30, 2017	($44.1)	($9.8)	($30.0)	($83.9)
Other comprehensive (loss) income before reclassifications	5.7	(1.2)	(3.3)	1.2
Settlement of pension obligation	—	—	1.2	1.2
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	3.3	2.0	5.3
Net current-period other comprehensive income	5.7	2.1	(0.1)	7.7

Balance at September 30, 2017	($38.4)	($7.7)	($30.1)	($83.9)

Balance at December 31, 2017	($35.4)	$10.4	($41.6)	($66.6)
Other comprehensive income (loss) before reclassifications, net of tax	6.4	(21.7)	(6.0)	(21.3)
Amounts reclassified from accumulated other comprehensive income, net of tax	—	1.6	1.5	3.1
Net current-period other comprehensive income (loss)	6.4	(20.1)	(4.5)	(18.2)

Balance at March 31, 2018	($29.0)	($9.7)	($46.1)	($84.8)
Other comprehensive (loss) income before reclassifications, net of tax	(12.8)	(13.7)	0.1	(26.4)
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	2.2	1.5	3.7
Net current-period other comprehensive income (loss)	(12.8)	(11.5)	1.6	(22.7)

Balance at June 30, 2018	($41.8)	($21.2)	($44.5)	($107.5)
Other comprehensive (loss) income before reclassifications, net of tax	(5.1)	(5.8)	0.1	(10.7)
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	3.7	1.5	5.2
Net current-period other comprehensive income (loss)	(5.1)	(2.1)	1.6	(5.5)

Balance at September 30, 2018	($46.9)	($23.3)	($42.9)	($113.0)

The following table summarizes the reclassification out of accumulated other comprehensive income (loss):

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified from Accumulated Other Comprehensive Income (Loss)		Affected Line Item in the Consolidated Statements of Income
	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
Loss on derivative instruments	($4.9)	($10.1)	Cost of providing services and products sold and Selling, general and administrative
Tax benefit	1.2	2.5	Income tax expense

Loss on derivative instruments, net of tax	(3.7)	(7.5)	Income from Continuing Operations, net of tax

Adjustments of pension and other post employment obligations	(2.0)	(6.0)	Selling, general and administrative
Tax benefit	0.5	1.5	Income tax expense

Adjustment of pension and other post employment obligations, net of tax	(1.5)	(4.5)	Income from Continuing Operations, net of tax

Total reclassifications for the period	($5.2)	($12.0)

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified from Accumulated Other Comprehensive Income (Loss)		Affected Line Item in the Consolidated Statements of Income
	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
Loss on derivative instruments	($5.3)	($18.1)	Cost of providing services and products sold and Selling, general and administrative
Tax benefit	2.0	6.9	Income tax expense

Loss on derivative instruments, net of tax	(3.3)	(11.2)	Income from Continuing Operations, net of tax

Adjustments of pension and other post employment obligations	(3.3)	(6.2)	Selling, general and administrative
Tax benefit	1.3	2.6	Income tax expense

Adjustment of pension and other post employment obligations, net of tax	(2.0)	(3.6)	Income from Continuing Operations, net of tax

Total reclassifications for the period	($5.3)	($14.8)